PROXY STATEMENT
AND 2004
ANNUAL REPORT



Windows of Opportunity

Transocean®

CONTENTS

ABOUT TRANSOCEAN INC.

We are the world's largest offshore drilling contractor with a fleet of 93 mobile offshore drilling units. Our mobile offshore drilling fleet is considered one of the most modern and versatile in the world due to our emphasis on technically demanding sectors of the offshore drilling business. We have more than 8,500 employees worldwide.

Since launching the offshore drilling industry's first jackup drilling rig in 1954, we have achieved a long history of technological "firsts." These innovations include the first dynamically positioned drillship, the first rig to drill year-round in the North Sea, the first semisubmersible for sub-Arctic, year-round operations and the latest generation of ultra-deepwater and semisubmersible rigs and drillships.

We had an equity market capitalization in excess of $15 billion at February 28, 2005, the largest among all offshore drilling companies. The company's ordinary shares are traded on the New York Stock Exchange under the symbol "RIG."

Transocean: We're never out of our depth®



E. Canada
US Gulf of Mexico
Venezuela
Brazil
UK
Norway
Italy
Caspian
Egypt
UAE
West Africa
India
SE Asia
Australia

5th-Generation Deepwater Drillships | Other Deepwater Drillships | Other High-Specification Semisubmersibles | Other Semisubmersibles | Barges

5th-Generation Deepwater Semisubmersibles | Other Deepwater Semisubmersibles | Other Drillships | Jackups | Tenders

As of February 28, 2005. For a complete description and listing of our fleet, please see pages A-4 to A-9.

About the Cover: Transocean is a company that has been carefully constructed for long-term performance. However, occasionally there are windows of opportunity where our assets ideally fit market conditions, potentially providing even greater value for investors. We believe we have entered one of those periods.

Forward-Looking Statements: Any statements included in this Proxy Statement and 2004 Annual Report that are not historical facts, including without limitation statements regarding future market trends and results of operations are forward-looking statements within the meaning of applicable securities laws. Such statements are subject to numerous risks and uncertainties (including, but not limited to, those that can be found on pages A-51 to A-55 of this Proxy Statement and 2004 Annual Report) that could cause actual results to differ materially from those projected.

A History of Leadership

°°° **TRANSOCEAN HAS CONSISTENTLY LED THE OFFSHORE DRILLING INDUSTRY INTO NEW FRONTIERS, CONSTANTLY PUSHING INTO DEEPER WATER AND MORE HOSTILE ENVIRONMENTS TO SET A HOST OF DRILLING RECORDS AND INDUSTRY FIRSTS. HERE ARE SIX RIGS THAT HAVE PLAYED MAJOR ROLES IN ADVANCING OUR REPUTATION FOR INNOVATION.**

DEEPWATER DISCOVERY
This ultra-deepwater drillship has constructed the most wells in more than 5,000 feet of water in West Africa.



POLAR PIONEER
This high-specification semisubmersible was chosen to drill the production wells on Statoil's Snøhvit LNG project in the Barents Sea, one of the world's harshest offshore drilling areas.



SEDCO EXPRESS
This dynamically positioned semisubmersible introduced the industry's first Tri-Act derrick for conducting offshore drilling in parallel activities instead of the conventional step-by-step process. The addition of an off-line casing system and other upgrades are designed to make the rig even more efficient.



DEEPWATER HORIZON
This dynamically positioned Fifth-Generation semisubmersible has operated in approximately 9,600 feet of water in the U.S. Gulf of Mexico, the deepest for any semisubmersible in the world.





DEEPWATER NAUTILUS
This semisubmersible set the world water depth record for a moored rig in 8,951 feet of water in the U.S. Gulf of Mexico. It uses a pre-set mooring configuration and has a reputation for outstanding safety performance.



DISCOVERER DEEP SEAS
This drillship, which features Transocean's patented dual-activity drilling process, holds the current world water depth record at 10,011 feet of water in the U.S. Gulf of Mexico. It was the first mobile offshore drilling rig to surpass the 10,000-foot water depth barrier.



TO OUR SHAREHOLDERS

A total shareholder return of almost 77%, the 14th-best performing stock among the S&P 500 companies, made 2004 a memorable year. More importantly, we successfully positioned our company to benefit significantly from the developing opportunities in our industry. While we experienced some setbacks during the year, these were far outweighed by the performance of our people in delivering outstanding service to our customers.

We strengthened our longstanding leadership in deepwater drilling with some notable achievements in operational performance during 2004. We set new world records for the deepest subsea completion and for water depth drilling by a moored rig, both of which were achieved by the semisubmersible rig *Deepwater Nautilus* for Shell in the U.S. Gulf of Mexico. In addition, the semisubmersible *Sedco 601* continued to pioneer deepwater operations using a surface blowout preventer and managed pressure drilling technology for Santos in Indonesia, and the *Trident 9* achieved the fastest drilling performance in the history of the Japan Vietnam Petroleum Company (JVPC).

These successes were accomplished while continuing our commitment to safety and the environment. While our total recordable incident rate was up marginally, the number of serious near hits that occurred in our operations was significantly reduced, and we continue to strive for an incident-free workplace.

2004 REVENUES BY SOURCE[1]


OTHER HIGH-SPEC FLOATERS
FIFTH-GENERATION DEEPWATER FLOATERS
OTHER DEEPWATER FLOATERS
35%
20%
19%
12%
8%
6%
OTHER
OTHER FLOATERS
JACKUPS

[1] *Excludes 2004 TODCO revenues.*

2004 HIGHLIGHTS

- **RANKED 14TH AMONG THE BEST-PERFORMING S&P 500 STOCKS DURING 2004 WITH A TOTAL SHAREHOLDER RETURN OF ALMOST 77%.**
- **REDUCED TOTAL DEBT BY MORE THAN $1 BILLION.**
- **COMPLETED THE INITIAL PUBLIC OFFERING AND TWO ADDITIONAL OFFERINGS OF TODCO AS PART OF THE DIVESTITURE OF NON-STRATEGIC ASSETS.**
- **POSITIONED TO BENEFIT FROM STRENGTHENING DEMAND FOR FIFTH-GENERATION FLOATERS.**

TOTAL DEBT CONTINUES TO DECLINE


$ Billions
5
4
3
2
1
0
$5.0
$4.6
$4.6
$4.7
$4.7
$4.6
$3.8
$3.7
$3.7
$3.2
$3.1
$3.1
$2.5
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2001
2002
2003
2004

We continued our focus on cost control by achieving significant savings through planned cost reduction initiatives in various areas including shore based cost structure, offshore personnel initiatives, maintenance, procurement and insurance. However, these reductions were partially offset by the jackup rig *Trident 20* and semisubmersible *Jim Cunningham* incidents described below and other external cost increases such as the impact of the declining U.S. dollar. In addition, total debt was reduced during the year by approximately $1.2 billion, to $2.5 billion at December 31, 2004, representing a 51% decline since 2001 when total debt peaked at approximately $5 billion.

We also made substantial progress in the divestiture of non-strategic assets. We reduced our ownership in TODCO to 22%, completing an initial public offering in February, followed by additional offerings in September and December, with net proceeds from the three offerings totaling $684 million. Also, in connection with the December offering, we deconsolidated TODCO from our financial results.

We did experience some disappointments during the year, including operational incidents on two rigs. The *Trident 20*, a jackup rig operating in the Caspian Sea, had an engine room fire and the semisubmersible rig *Jim Cunningham* had a well-control incident while operating in the Mediterranean Sea. The two incidents cost the company approximately $21 million in lost revenues and $23 million in repair and maintenance expense, contributing significantly to our lower than expected financial results in 2004.

We begin 2005 with our industry experiencing a strong recovery and dayrates at or near record levels in several rig classes, particularly in our semisubmersible and drillship (floaters) fleet. Our company is well positioned to take advantage of these developing opportunities. We have invested significantly in Fifth-Generation Deepwater Floaters, the most modern and capable rigs in the world, and have signed a number of contracts for these units in recent months at encouraging dayrates. Seven out of our 13 Fifth-Generation Deepwater Floaters have been contracted since August 2004 for durations ranging from six months to 36 months. Dayrates associated with these seven contracts average in excess of $207,000 per day, including the recent contracts for the drillship *Discoverer Spirit* and semisubmersible rig *Deepwater Nautilus* at dayrates of $270,000 and $220,000, respectively.



Our Other Floaters fleet services the offshore industry's mid-water drilling sector, which has suffered from overcapacity the past two years. However, increased customer interest, especially in the U.K. sector of the North Sea and the U.S. Gulf of Mexico, has resulted in the company reactivating four previously stacked semisubmersibles as contract visibility and dayrates improve. We presently expect to have significantly more of these units under contract in 2005 than in the previous year.

Finally, our 26-rig Jackup fleet, operating entirely outside of the U.S. Gulf of Mexico, continues to enjoy strong customer demand, especially in Asia, with expectations for a full capacity environment through 2005 and into 2006.



In our view, there are encouraging indications supporting this recovery, particularly in the deepwater drilling sector. World oil demand is rising, as emerging nations like China and India exhibit continued growth trends, while crude oil production capacity is limited, with most oil-rich nations producing at full capacity. In recent months, we have seen our customers display a greater degree of confidence in the high oil price environment, increasing their crude oil planning price, and national oil companies increasingly seek access to offshore locations beyond their traditional borders in an effort to achieve energy self-sufficiency. Interest in deepwater drilling is growing beyond the traditional areas of the U.S. Gulf of Mexico, Brazil and West Africa as operators evaluate prospects in the Mediterranean Sea, India and the Far East, to name a few emerging regions. There remain, however, a limited number of new deepwater rigs on the horizon. Any new construction projects – none of which have been requested by customers to date – are estimated to take approximately three years to complete and cost in excess of the units built in the late 1990's.

Whether we are witnessing the early stages of a shorter cycle in our business or one with a longer duration, Transocean is well positioned to capture the numerous windows of opportunity expected to emerge. The energy industry has entered a period characterized by capacity constraints throughout the world. The mergers, acquisitions and new construction of technically advanced offshore drilling units over the past 10 years have established Transocean as an offshore drilling contractor that is ideal for this time in our industry's history. Transocean possesses unique fleet size and diversity, an industry-leading position in deepwater and harsh environment drilling and a history of technical innovation and operational expertise. Our people are committed to delivering new levels of performance to our customers and to achieving the vision of an incident free workplace. We are confident that this will lead to long-term value for our shareholders and we look forward to an exciting year in 2005.

Sincerely,

J. Michael Talbert
Chairman

Robert L. Long
President and
Chief Executive Officer

March 18, 2005

Transocean®

March 18, 2005

Dear Shareholder:

The 2005 annual general meeting of Transocean Inc. will be held on Thursday, May 12, 2005 at 9:00 a.m., at the British Colonial Hilton Nassau, Nassau, Bahamas. The Secretary's notice of annual general meeting, the proxy statement and a proxy card are enclosed and describe the matters to be acted upon at the meeting.

It is important that your shares be represented and voted at the meeting. Please read the enclosed notice of annual general meeting and proxy statement and date, sign and promptly return the proxy card in the enclosed self-addressed envelope.

Sincerely,

J. Michael Talbert
Chairman of the Board

Robert L. Long
President & Chief Executive Officer

This proxy statement and the accompanying proxy card are dated March 18, 2005 and are first being mailed on or about March 25, 2005 to record shareholders as of March 17, 2005.

NOTICE OF ANNUAL GENERAL MEETING OF TRANSOCEAN INC.
TO BE HELD MAY 12, 2005

The annual general meeting of Transocean Inc., a Cayman Islands exempted company limited by shares, will be held at the British Colonial Hilton Nassau, Nassau, Bahamas at 9:00 a.m., Bahamas time, on Thursday, May 12, 2005 for the following purposes:

1. To elect three directors as members of our board of directors to serve until the 2008 annual general meeting and until their respective successors have been duly elected.

2. To approve the amendment of our Employee Stock Purchase Plan to increase the number of ordinary shares reserved for issuance under the plan from 2,500,000 to 3,500,000.

3. To approve the appointment of Ernst & Young LLP as independent registered public accounting firm for 2005.

4. To transact such other business as may properly be brought before the meeting.

This constitutes notice of the meeting as required by Cayman Islands law and our articles of association.

Only record holders of ordinary shares at the close of business on Thursday, March 17, 2005 will be entitled to notice of, and to vote at, the meeting.

The meeting may generally be adjourned from time to time without advance notice other than announcement at the meeting, or any adjournment thereof, and any and all business for which the meeting is hereby noticed may be transacted at any such adjournment.

By order of the Board of Directors,

Eric B. Brown
Secretary

Houston, Texas
March 18, 2005

YOUR VOTE IS IMPORTANT
Please complete, sign and promptly return your proxy card in the enclosed return envelope.

PROXY STATEMENT
FOR ANNUAL GENERAL MEETING OF TRANSOCEAN INC.
MAY 12, 2005

This proxy statement is furnished in connection with the solicitation of proxies by Transocean Inc., on behalf of our board of directors, to be voted at our annual general meeting to be held on Thursday, May 12, 2005 at 9:00 a.m., at the British Colonial Hilton Nassau, Nassau, Bahamas.

Proposals

At the annual general meeting, shareholders will be asked to vote upon the following:

- A proposal to elect three nominees as directors to serve three-year terms. These directors will be members of a class of directors that will serve until the 2008 annual general meeting and until their respective successors have been duly elected.

- A proposal to approve the amendment of our Employee Stock Purchase Plan to increase the number of ordinary shares reserved for issuance under the plan from 2,500,000 to 3,500,000.

- A proposal to approve the appointment of Ernst & Young LLP as independent registered public accounting firm for 2005.

- Any other matters that may properly come before the meeting.

We know of no other matters that are likely to be brought before the annual general meeting.

Quorum

The presence, in person or by proxy, of shareholders holding a majority of our outstanding ordinary shares will constitute a quorum. Abstentions and "broker non-votes" will be counted as present for purposes of determining whether there is a quorum at the meeting.

Record Date

Only shareholders of record at the close of business on Thursday, March 17, 2005 are entitled to notice of and to vote, or to grant proxies to vote, at the meeting.

Votes Required

Approval of the proposal to elect the three nominees as directors requires the affirmative vote of a plurality of the votes cast. Abstentions and "broker non-votes" will not be counted in that vote.

Approval of the proposal to amend our Employee Stock Purchase Plan requires the affirmative vote of the holders of at least a majority of the votes cast on the proposal, provided that the total number of votes cast on the proposal represents a majority of the votes entitled to be cast. Abstentions and "broker non-votes" on this proposal will not affect the voting on the proposal as long as holders of a majority of ordinary shares cast votes on the proposal. Otherwise, the effect of an abstention or "broker non-vote" is a vote against the proposal. The New York Stock Exchange prohibits its member organizations from giving a proxy to vote on an equity compensation plan unless the beneficial owner of the share has given instructions. As a result, beneficial owners are encouraged to give voting instructions to their brokers.

Approval of the proposal to appoint Ernst & Young LLP as independent registered public accounting firm requires the affirmative vote of holders of at least a majority of the ordinary shares present in person or by proxy at the meeting and entitled to vote on the matter. Abstentions and "broker non-votes" on the proposal have the effect of a vote against the proposal.

As of the record date for the meeting, there were 324,466,430 ordinary shares outstanding and entitled to notice of and to vote at the meeting. Holders of ordinary shares on the record date are entitled to one vote for each share held.

Proxies

A proxy card is being sent to each shareholder as of the record date. If you properly received a proxy card, you may grant a proxy to vote on each of the four proposals by marking your proxy card appropriately, executing it in the space provided, dating it and returning it to us. We may accept your proxy by any form of communication permitted by Cayman Islands law and our articles of association. If you hold your shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee when voting your shares.

If you have timely submitted a properly executed proxy card and clearly indicated your votes, your shares will be voted as indicated. If you have timely submitted a properly executed proxy card and have not clearly indicated your votes, your shares will be voted "FOR" the election of all director nominees and "FOR" each of the other two proposals.

If any other matters are properly presented at the meeting for consideration, the persons named in the proxy card will have the discretion to vote on these matters in accordance with their best judgment. Proxies voted against any of the three proposals will not be voted in favor of any adjournment of the meeting for the purpose of soliciting additional proxies.

You may revoke your proxy card at any time prior to its exercise by:

- giving written notice of the revocation to our Secretary;
- appearing at the meeting, notifying our Secretary and voting in person; or
- properly completing and executing a later-dated proxy and delivering it to our Secretary at or before the meeting.

Your presence without voting at the meeting will not automatically revoke your proxy, and any revocation during the meeting will not affect votes previously taken. If you hold your shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee in revoking your previously granted proxy.

Solicitation of Proxies

The accompanying proxy is being solicited on behalf of the board of directors. The expenses of preparing, printing and mailing the proxy and the materials used in the solicitation will be borne by us. We have retained D. F. King & Co., Inc. for a fee of $6,000, plus expenses, to aid in the solicitation of proxies. Proxies may be solicited by personal interview, telephone and telegram by our directors, officers and employees, who will not receive additional compensation for those services. Arrangements also may be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of ordinary shares held by those persons, and we will reimburse them for reasonable expenses incurred by them in connection with the forwarding of solicitation materials.

ELECTION OF DIRECTORS

Our articles of association divide our board of directors into three classes: Class I, Class II and Class III. Three Class III directors are to be elected at our 2005 annual general meeting to serve for three-year terms expiring at the annual general meeting in 2008.

The board has nominated for election as Class III directors Judy J. Kelly, Roberto Monti and Ian C. Strachan. Ms. Kelly is not currently a director and is being nominated to fill our vacant board seat. Messrs. Monti and Strachan are standing for re-election. If any of the nominees becomes unavailable for any reason, which we do not anticipate, the board of directors in its discretion may designate a substitute nominee. If you have submitted an executed proxy card, your vote will be cast for the substitute nominee unless contrary instructions are given in the proxy.

The board of directors recommends a vote "FOR" the election of Judy J. Kelly, Roberto Monti and Ian C. Strachan as Class III directors.

Nominees for Director—Class III—Terms Expiring 2008

JUDY J. KELLY, age 56, is the retired Vice President–Americas of ExxonMobil Gas Marketing Company, a division of ExxonMobil Corporation, a position in which she served from March 2002 until her retirement in July 2004 and in which she was responsible for ExxonMobil's natural gas and natural gas liquids marketing activities and related infrastructure assets in North and South America. From January 2000 until March 2002, Ms. Kelly served as Vice President–Global Business Planning for ExxonMobil Gas Marketing Company, a position she assumed after ExxonMobil's merger with Mobil Corporation. Ms. Kelly joined a predecessor of ExxonMobil in its financial organization and served in a variety of positions during her 31 years at ExxonMobil. Ms. Kelly is not currently one of our directors.

ROBERTO MONTI, age 65, is the retired Executive Vice President of Exploration and Production for Repsol YPF. He was the President and Chief Executive Officer of YPF Sociedad Anonima from September 1995 to June 1999 prior to its acquisition by Repsol. From October 1993 to July 1995, he served as President of Dowell, a division of Schlumberger. He is also a director of Petrobras Energía S.A. and John Wood Group PLC. Mr. Monti has served as one of our directors since December 1999.

IAN C. STRACHAN, age 61, is Chairman of the Board of Instinet Group Incorporated and a director of Reuters Group PLC, Xstrata plc, Rolls Royce Group plc and Johnson Matthey plc. He served as Deputy Chairman of Invensys plc from 1999 to 2000. He served as CEO of BTR plc from 1996 until its merger with Siebe plc in 1999, when it changed its name to Invensys plc. From 1987 to 1995, Mr. Strachan was with Rio Tinto plc, serving as CFO from 1987 to 1991 and as Deputy CEO from 1991 to 1995. He was employed by Exxon Corporation from 1970 to 1986. Mr. Strachan has served as one of our directors since December 1999.

Continuing Directors—Class I—Terms Expiring 2006

VICTOR E. GRIJALVA, age 66, is Chairman of the Board of Hanover Compressor Company. Mr. Grijalva has been a director since December 1999 and served as Chairman of our board of directors until October 2002. He is the retired Vice Chairman of Schlumberger Limited. Before serving as Vice Chairman, he served as Executive Vice President of Schlumberger's Oilfield Services division from 1994 to January 1999 and as Executive Vice President of Schlumberger's Wireline, Testing & Anadrill division from 1992 to 1994. Mr. Grijalva is also an advisory director of Tenaris S.A.

ARTHUR LINDENAUER, age 67, became Chairman of the Board of Schlumberger Technology Corporation, the principal U.S. subsidiary of Schlumberger Limited, in December 1998 and served in that position through February 2004. He previously served as Executive Vice President-Finance and Chief Financial Officer of Schlumberger from January 1980 to December 1998. Mr. Lindenauer was a partner with the accounting firm of Price Waterhouse from 1972 to 1980. Mr. Lindenauer is also a director of TODCO, a publicly traded drilling company in which we own a minority interest and the New York Chapter of the Cystic Fibrosis Foundation, a Trustee of the American University in Cairo and a member of the Board of Overseers of the Tuck School of Business at Dartmouth College. Mr. Lindenauer has served as one of our directors since December 1999.

RICHARD A. PATTAROZZI, age 61, served at Shell Oil Company as President and CEO of Shell Deepwater Development Inc. and Shell Deepwater Production Inc. from 1996 to 1999, and has served as a director of Transocean since January 2001. In early 1999, he was promoted to Vice President of Shell Oil Company, responsible for Shell Deepwater Development Inc., Shell Deepwater Production Inc. and the company's Shallow Water Gulf of Mexico exploration and production business and retired in January 2000. Mr. Pattarozzi joined Shell in 1966 in its offshore engineering organization and has more than 33 years of experience in the petroleum industry. He is also a director of Superior Energy Services, Inc., FMC Technologies, Inc., Global Industries, Ltd., Stone Energy Company and Tidewater, Inc., all of which are publicly traded.

KRISTIAN SIEM, age 56, is Chairman and Chief Executive Officer of Siem Industries, Inc., an industrial holding company that owns offshore oil and gas drilling and subsea construction services businesses, a fleet of reefer vessels and a fleet of car carrying vessels through subsidiaries in the Cayman Islands, the U.K. and Norway. Mr. Siem has served as one of our directors since September 1996 and was Chairman of Transocean ASA prior to its acquisition by us in 1996. Mr. Siem is also chairman of Star Reefers Inc., Siem Offshore Inc., Subsea 7 Inc. and Siem Industrikapital AB. He is further a director of North Atlantic Smaller Companies Investment Trust PLC. During the past five years, Mr. Siem has served as an executive officer with Siem Industries, Inc., as CEO and a director of Kvaerner ASA and as Chairman and a director of Norwegian Cruise Line.

Continuing Directors—Class II—Terms Expiring 2007

ROBERT L. LONG, age 59, is President, Chief Executive Officer and a member of our board of directors. Mr. Long served as President from December 2001 to October 2002, at which time he assumed the additional position of Chief Executive Officer. Mr. Long also served as Chief Operating Officer from June 2002 until October 2002, Chief Financial Officer from August 1996 until December 2001, as Senior Vice President from May 1990 until the time of the Sedco Forex merger, at which time he assumed the position of Executive Vice President, and as Treasurer from September 1997 until March 2001. Mr. Long has been an employee since 1976 and was elected Vice President in 1987. Mr. Long is also a director of TODCO, a publicly traded drilling company in which we own a minority interest.

MARTIN B. MCNAMARA, age 57, is a Partner of the law firm of Gibson, Dunn & Crutcher and has served as a member of the firm's executive, finance and compensation committees, as well as a Partner-in-Charge of the firm's Texas practice. He has served as one of our directors since November 1994. During the past five years, Mr. McNamara has been in the private practice of law.

ROBERT M. SPRAGUE, age 59, is the retired Regional Business Director of Shell EP International BV, a position in which he served from April 1997 until June 2003. Mr. Sprague served as Director – Strategy & Business Services for Shell EP International BV from January 1996 until March 1997 and as Exploration & Production Coordinator of Shell International Petroleum BV from May 1994 to December 1995. Mr. Sprague joined the Royal Dutch / Shell group of companies in 1967 and served in a variety of positions in the United States and Europe during his career, including as a director of Shell Canada Limited, a publicly traded company, from April 2000 to April 2003. Mr. Sprague has served on our board of directors since May 2004.

J. MICHAEL TALBERT, age 58, has served as our non-executive Chairman of our board of directors since October 2004. Prior to that Mr. Talbert served as our executive Chairman of the board since October 2002 and a member of our board of directors since August 1994. Mr. Talbert also served as Chief Executive Officer from August 1994 until October 2002, Chairman of our board of directors from August 1994 until December 1999, and as President from December 1999 until December 2001. Prior to assuming his duties with us, Mr. Talbert was President and Chief Executive Officer of Lone Star Gas Company, a natural gas distribution company and a division of Ensearch Corporation. He is also a director of El Paso Corporation and TODCO, a publicly traded drilling company in which we own a minority interest.

Merger with Sedco Forex, Designation of Board Members and Appointment of Mr. Grijalva

On December 31, 1999, we completed a merger with Sedco Forex Holdings Limited following the spin-off of Sedco Forex to Schlumberger stockholders on December 30, 1999. As a result of the merger, Schlumberger stockholders exchanged all of the Sedco Forex shares distributed to them by Schlumberger in the Sedco Forex spin-off for our ordinary shares, and Sedco Forex became our wholly owned subsidiary. Pursuant to the merger agreement, Transocean's board of directors designated Messrs. McNamara, Siem and Talbert as directors (in addition to two other individuals who no longer serve on our board) and Schlumberger's board of directors designated Messrs. Grijalva, Lindenauer, Monti and Strachan as directors (in addition to another individual who no longer serves on our board). In the merger agreement, we agreed to use reasonable efforts to appoint those designees for a period of three years from the effective date of the merger. We also agreed to nominate Mr. Grijalva to our board of directors to serve as Chairman until his 65th birthday (in July 2003). In October 2002, Mr. Grijalva resigned his position as Chairman but agreed to remain as a director.

Corporate Governance

We believe that we have long had good corporate governance practices, including having had written corporate governance guidelines, committee charters and a code of conduct for employees in place before enactment of the Sarbanes-Oxley Act and revisions to the corporate governance rules of the New York Stock Exchange (NYSE). Furthermore, the board has held separate meetings of the non-management directors for several years.

The Corporate Governance Committee of the board has continued to evaluate the Company's and the board's governance practices and formally reviews all charters and the board's governance principles at least annually. This Committee further receives updates at each meeting regarding new developments in the corporate governance arena. During 2004, the Corporate Governance Committee recommended and the board adopted continuing education goals for all directors. Our committee charters also require, among other things, that the Committees and the board evaluate their own performance.

We also have an ownership policy for directors that requires each current nonmanagement director to, by the year 2010, own a number of our shares and/or deferred units equal in value to an amount five times the annual director retainer and each new director to acquire such number of shares and/or deferred units over their initial five years as a director. Directors are then required to maintain such a minimum holding.

Our current governance documents may be found on our website at *www.deepwater.com* under "Corporate Governance." Among the information you can find there is the following:

- Corporate Governance Guidelines;
- Audit Committee Charter;
- Corporate Governance Committee Charter;
- Executive Compensation Committee Charter;
- Finance and Benefits Committee Charter; and
- Code of Ethics.

Information contained on our website is not part of this proxy statement. You may also request this information in print by writing to our General Counsel, Transocean Inc., 4 Greenway Plaza, Houston, Texas 77046.

We will continue to monitor our governance practices in order to maintain our high standards. Some specific governance issues are addressed below.

Independence of Board Members/Committee Structure. Our corporate governance guidelines require that at least a majority of the directors meet the independence requirements of the NYSE. The director independence standards of the New York Stock Exchange require a board determination that the director has no material relationship with the listed company and has no specific relationships that preclude independence. Our board considers all relevant facts and circumstances in assessing whether a director is independent.

The board has carefully considered the criteria of the NYSE and believes that our directors Arthur Lindenauer, Martin B. McNamara, Roberto Monti, Richard A. Pattarozzi, Ian C. Strachan and Robert M. Sprague and our director nominee Judy J. Kelly meet the NYSE independence requirements. We believe that our Executive Compensation, Audit and Corporate Governance Committees are composed solely of directors who meet the NYSE independence requirements.

The board has also considered what types of disclosure should be made relating to the process of determining director independence. To assist the board in making disclosures regarding its determinations of independence, the board has adopted categorical standards as permitted under the listing standards of the NYSE. These categorical standards deal only with what types of relationships need to be disclosed and not whether a particular director is independent. The board considers all relevant facts and circumstances in determining whether a director is independent. However, the relationships satisfying the categorical standards are not required to be disclosed or separately discussed in our proxy statement. The relationships that exist with nonemployee directors satisfy the standards and need not be disclosed.

A relationship satisfies the categorical standards adopted by the board if it:

- is a type of relationship addressed in:

  Item 404 of Regulation S-K of the Securities and Exchange Commission (containing requirements for proxy statement disclosure), but under those rules, disclosure is not required, or

  Section 303A.02(b) of the NYSE Listed Company Manual (listing relationships that preclude a determination of independence), but under those rules, a determination of independence is not precluded; or

- consists of charitable contributions by the Company to an organization where a director is an executive officer and such contributions do not exceed the greater of $100,000 or 1% of the organization's gross revenue in any of the last three years.

Executive Sessions. The nonmanagement directors met in executive session at each regularly scheduled board meeting in 2004. During 2005, they are again scheduled to meet in executive session without management at each regularly scheduled board meeting. In addition, the independent directors met as a group in executive session on one occasion during 2004. The nonmanagement and independent directors have designated Ian C. Strachan as the presiding director for their respective meetings. Shareholders or other interested persons may send communications to the presiding director by writing to him c/o Mr. Eric B. Brown, Corporate Secretary, P.O. Box 2765, Houston, TX 77252-2765.

Director Nomination Process. The board has designated the Corporate Governance Committee as the committee authorized to consider and recommend nominees for the board. We believe that all members of the Committee meet the NYSE independence requirements.

Our Corporate Governance Guidelines require that the Governance Committee assess the needs of our company and the board so as to recommend candidates who will further our goals. In making that assessment, the Committee has determined that a candidate must have the following minimum qualifications:

- high professional and personal ethics and values;

- a record of professional accomplishment in his/her chosen field;

- relevant expertise and experience; and

- a reputation, both personal and professional, consistent with our core values.

In addition to these minimum qualities, the Committee considers other qualities that may be desirable. In particular, the board is committed to having a majority of independent directors and, accordingly, the Committee evaluates the independence status of any potential director. The Committee evaluates whether or not a candidate contributes to the board's overall diversity and whether or not the candidate can contribute positively to the existing chemistry and culture among the board members. Also, the Committee considers whether or not the candidate may have professional or personal experiences and expertise relevant to our business and position as the leading international provider of offshore drilling services.

The Committee has several methods of identifying candidates. First, the Committee considers and evaluates whether or not the existing directors whose terms are expiring remain appropriate candidates for the board. Second, the Committee requests from time to time that its members and the other board members identify possible candidates. Third, the Committee has the authority to retain one or more search firms to aid in its search. Ms. Kelly was identified by a search firm retained by the Committee. The search firm assists the board in identifying potential board candidates, interviewing those candidates and conducting investigations relative to their background and qualifications.

The Corporate Governance Committee will consider nominees for director recommended by shareholders. Please submit your recommendations in writing, along with:

- the name of and contact information for the candidate;
- a statement detailing the candidate's qualifications and business and educational experience;
- information regarding the qualifications and qualities described under "Director Nomination Process" above;
- a signed statement of the proposed candidate consenting to be named as a candidate and, if nominated and elected, to serve as a director;
- a statement that the writer is a shareholder and is proposing a candidate for consideration by the Committee;
- a statement detailing any relationship between the candidate and any customer, supplier or competitor of ours;
- financial and accounting background, to enable the Committee to determine whether the candidate would be suitable for audit committee membership; and
- detailed information about any relationship or understanding between the proposing shareholder and the candidate.

Submit nominations to Eric B. Brown, Corporate Secretary, Transocean Inc., 4 Greenway Plaza, Houston, Texas 77046. The extent to which the Committee dedicates time and resources to the consideration and evaluation of any potential nominee brought to its attention depends on the information available to the Committee about the qualifications and suitability of the individual, viewed in light of the needs of the board, and is at the Committee's discretion. The Committee evaluates the desirability for incumbent directors to continue on the board following the expiration of their respective terms, taking into account their contributions as board members and the benefit that results from the increasing insight and experience developed over a period of time. Although the Corporate Governance Committee will consider candidates for director recommended by shareholders, it may determine not to recommend that the board, and the board may determine not to, nominate those candidates for election to our board.

In addition to recommending director nominees to the Corporate Governance Committee, any shareholder may nominate directors at an annual general meeting. For more information on this topic, see "Proposals of Shareholders."

Process for Shareholder Communications with the Board. The board has established a process whereby interested parties may communicate with the board and/or with any individual director. Shareholders may send communications in writing, addressed to the board or an individual director, c/o Mr. Eric B. Brown, Corporate Secretary, P.O. Box 2765, Houston, TX 77252-2765. The Corporate Secretary will forward these communications to the addressee.

Director Attendance at Annual Meeting. We expect all of our directors to attend our annual general meeting of shareholders. At the 2004 meeting, all directors were in attendance either in person or by phone.

Compensation of Directors

At our 2004 annual general meeting, our shareholders approved the amendment of our Long-Term Incentive Plan to replace automatic awards to outside directors as described below with discretionary awards that are determined by our board. The board continues to believe that directors should receive deferred units rather than options or share appreciation rights, commonly referred to as SARs. Deferred units are units equal to one ordinary share each and are used to measure the benefits payable to the holder of the unit. At last year's board meeting held immediately after the annual meeting, the board granted deferred units to each outside director equal in value to $62,000 based upon the average price of our ordinary shares for the 10 trading days prior to the annual meeting (calculated at $27.17). Each outside director received 2,282 units.

Such units vest in equal installments over a three year period but are required to be held by a director until the director leaves the board. In the event of an outside director's retirement in accordance with the board's retirement policy or his earlier death or disability, or in the event of a change of control of our company as described under "Compensation of Executive Officers—Compensation Upon Change of Control," unvested deferred units will vest. If a director ceases to be a director for our convenience, as determined by the board, the board may at its discretion accelerate the vesting of the deferred units.

No other grants of units were made to outside directors during 2004. The board expects to grant deferred units to outside directors equal in value to $88,000 based upon the average price of our ordinary shares for the 10 trading days prior to the annual meeting. This grant would be made immediately after the 2005 annual meeting. As with prior awards, the units would vest equally over a three year period and would be required to be held by directors until they leave the board. The board would expect to grant directors joining our board after the annual meeting a deferred unit award equal to the amount of the annual retainer. The current overall cash compensation of directors is described below.

Fees and Retainers. The Corporate Governance Committee annually reviews the compensation paid to directors to be certain that it is competitive in attracting and retaining qualified directors. Our employees receive no extra pay for serving as directors. Each director who is not one of our officers or employees received an annual retainer of $40,000 in 2004, except for Mr. Talbert, whose director compensation arrangement is described below. The audit committee chairman received an additional $20,000 annual retainer, and the other committee chairmen each received an additional $10,000 annual retainer. Nonemployee directors also received a fee of $2,000 for each board meeting and $1,500 for each board committee meeting attended, plus incurred expenses where appropriate. Directors are eligible to participate in our deferred compensation plan. The director may defer any fees or retainer by investing those amounts in Transocean ordinary share equivalents or in other investments selected by the administrative committee of that plan. The Corporate Governance Committee reviewed the compensation of directors at its February 2005 meeting and the board approved the proposed increase of the annual retainer from $40,000 to $50,000. The committee chairmen retainers and the meeting attendance fees were not changed.

Mr. Talbert became our non-executive Chairman after his retirement from active employment with us in October 2004. Based upon research done by us and our compensation consultant, the board determined that an appropriate retainer for a non-executive chairman would be $160,000 per year. Mr. Talbert was paid a pro-rated portion of this retainer for 2004. Mr. Talbert receives the board meeting attendance fee described above, but does not receive any additional fees for attendance at board committee meetings. In addition, Mr. Talbert will receive the same equity grant given to other outside directors.

Stock Options/Stock Appreciation Rights. Directors did not receive any stock options or stock appreciation rights ("SARs") during 2004. Each stock option and SAR previously granted to a director has a ten-year term and becomes exercisable in equal annual installments on the first, second and third anniversaries of the date of grant assuming continued service on the board. In the event of an outside director's retirement in accordance with the board's retirement policy or his earlier death or disability, or in the event of a change of control of our company as described under "Compensation of Executive Officers—Change of Control Provisions of Benefit Plans," options and SARs will become immediately exercisable and will remain exercisable for the remainder of their ten-year term. Options and SARs will terminate 60 days after an outside director leaves the board for any other reason. However, if that person ceases to be a director for our convenience, as determined by the board, the board may at its discretion accelerate the exercisability and retain the original term of those options and SARs.

We have reserved an aggregate of 600,000 ordinary shares for issuance to outside directors under our Long-Term Incentive Plan, of which 205,225 remained available for grant as of February 28, 2005.

Board Meetings and Committees

During 2004, the board of directors held five regular meetings. Each of our directors attended at least 75% of the meetings during the year, including meetings of committees on which the director served.

The board has standing executive compensation, finance and benefits, corporate governance and audit committees. As noted, the charters for these committees may be found at *www.deepwater.com* under "Corporate Governance." In addition, the board may from time to time form special committees to consider particular matters that arise.

Executive Compensation Committee. The executive compensation committee reviews and approves the compensation of our officers, administers our executive compensation programs, makes awards under the Long-Term Incentive Plan and the Performance Award and Cash Bonus Plan and establishes performance goals for our Chief Executive Officer and reviews his performance. The current members of the executive compensation committee are Mr. Pattarozzi, Chairman, and Messrs. Monti, Sprague and Strachan. The executive compensation committee met four times during 2004.

Finance and Benefits Committee. The finance and benefits committee approves our long-term financial policies and annual financial plans, insurance programs and investment policies. It also makes recommendations to the board concerning dividend policy, the issuance and terms of debt and equity securities and the establishment of bank lines of credit. In addition, the finance and benefits committee approves the creation, termination and amendment of certain of our employee benefit programs and periodically reviews the status of these programs and the performance of the managers of the funded programs. The current members of the finance and benefits committee are Mr. Siem, Chairman, and Messrs. Lindenauer and Grijalva. We expect the board will appoint Ms. Kelly as a member of the finance and benefits committee upon her election as a director. The finance and benefits committee met four times during 2004.

Corporate Governance Committee. The corporate governance committee makes recommendations to the board with respect to the selection and compensation of the board, how the board functions and how the board should interact with shareholders and management. It reviews the qualifications of potential candidates for the board of directors, coordinates the self-evaluation of the board and committees and recommends to the board nominees to be elected at the annual meeting of shareholders. The current members of the corporate governance committee are Mr. McNamara, Chairman, and Messrs. Monti, Pattarozzi and Sprague. The corporate governance committee met four times during 2004.

Audit Committee. The audit committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accountants. The audit committee also monitors the integrity of our financial statements and the independence and performance of our auditors and reviews our financial reporting processes. The committee reviews and reports to the board the scope and results of audits by our independent registered public accounting firm and our internal auditing staff and reviews the audit and other professional services rendered by the accounting firm. It also reviews with the accounting firm the adequacy of our system of internal controls. It reviews transactions between us and our directors and officers, our policies regarding those transactions and compliance with our business ethics and conflict of interest policies.

The board requires that all members of the committee meet the financial literacy standard required under the NYSE rules and that at least one member qualifies as having accounting or related financial management expertise under the NYSE rules. In addition, the SEC has adopted rules requiring that we disclose whether or not our audit committee has an "audit committee financial expert" as a member. An "audit committee financial expert" is defined as a person who, based on his or her experience, satisfies all of the following attributes:

- an understanding of generally accepted accounting principles and financial statements;
- an ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;
- experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities;
- an understanding of internal controls and procedures for financial reporting; and
- an understanding of audit committee functions.

The person is to further have acquired such attributes through one or more of the following:

- education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
- experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
- experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
- other relevant experience.

The current members of the audit committee are Mr. Lindenauer, Chairman, and Messrs. McNamara and Strachan. We expect the board will appoint Ms. Kelly as a member of the audit committee upon her election as a director. The audit committee met 10 times during 2004. The board has reviewed the criteria set by the SEC and determined that Mr. Lindenauer qualifies as an "audit committee financial expert." In addition, the board has determined that Mr. Lindenauer qualifies under NYSE rules as having accounting or related financial management expertise. Mr. Lindenauer is an accountant by education, was a partner in an accounting firm and served as the Chief Financial Officer of Schlumberger Limited, a public company.

Finally, NYSE rules restrict directors that have relationships with the company that may interfere with the exercise of their independence from management and the company from serving on the audit committee. We believe that the members of the audit committee have no such relationships and are therefore independent for purposes of NYSE rules.

AUDIT COMMITTEE REPORT

Our committee has reviewed and discussed the audited financial statements of the Company for the year ended December 31, 2004 with management, our internal auditors and Ernst & Young LLP. In addition, we have discussed with Ernst & Young LLP, the independent registered public accounting firm for the Company, the matters required by Codification of Statements on Auditing Standards No. 61 (SAS 61). The Sarbanes-Oxley Act of 2002 requires certifications by the Company's chief executive officer and chief financial officer in certain of the Company's filings with the Securities and Exchange Commission ("SEC"). The committee discussed the review of the Company's reporting and internal controls undertaken in connection with these certifications with the Company's management and independent registered public accounting firm. The committee also reviewed and discussed with the Company's management and independent registered public accounting firm, management's report and Ernst & Young LLP's report and attestation on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. The audit committee has further periodically reviewed such other matters as it deemed appropriate, including other provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed to be adopted by the SEC and the NYSE.

The committee also has received the written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board Standard No. 1, and we have reviewed, evaluated and discussed the written disclosures with that firm and its independence from the Company. We also have discussed with our management of the Company and the independent registered public accounting firm such other matters and received such assurances from them as we deemed appropriate.

Based on the foregoing review and discussions and relying thereon, we have recommended to the Company's Board of Directors the inclusion of the Company's audited financial statements for the year ended December 31, 2004 in the Company's Annual Report on Form 10-K for such year filed with the SEC.

ARTHUR LINDENAUER, CHAIRMAN — IAN C. STRACHAN

MARTIN B. MCNAMARA

SECURITY OWNERSHIP OF 5% BENEFICIAL OWNERS AND MANAGEMENT

The table below shows how many ordinary shares each of our directors and nominees, each of the executive officers named in the summary compensation section below and all directors and executive officers as a group owned as of February 28, 2005. The table below also sets forth information concerning the persons known by us to beneficially own 5% or more of our ordinary shares.

AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP

Name of Beneficial Owner	Shares Owned Beneficially(1)(2)	Percent of Shares Owned Beneficially (3)
Eric B. Brown (4)(5)	97,242	
Jean P. Cahuzac (4)	149,137	
Gregory L. Cauthen (4)	32,826	
Robert L. Long (4)(6)	180,796	
Jan Rask (7)	0	
Barbara S. Wood (4)(8)	77,875	
Victor E. Grijalva	63,124	
Arthur Lindenauer	25,121	
Judy J. Kelly	0	
Martin B. McNamara	51,185	
Roberto Monti	20,000	
Richard A. Pattarozzi	46,000	
Kristian Siem (9)	30,841	

Robert M. Sprague	3,000	
Ian C. Strachan	20,500	
J. Michael Talbert (4)(10)	908,513	
All directors and executive officers as a group (18 persons) (4)	1,754,138	
Capital Research and Management Company (11)	17,005,800	5.3%
FMR Corp. (12)	21,322,676	6.6%

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(1) The business address of each director and executive officer is c/o Transocean Inc., 4 Greenway Plaza, Houston, Texas 77046.

(2) Includes options exercisable within 60 days held by Messrs. Brown (86,056), Cahuzac (147,462), Cauthen (29,167), Grijalva (20,000), Lindenauer (20,000), Long (137,313), McNamara (37,672), Monti (20,000), Pattarozzi (46,000), Siem (30,841), Strachan (20,000), Talbert (827,400), Mrs. Wood (62,866) and all directors and executive officers as a group (1,527,914). Also includes rights to acquire ordinary shares under our deferred compensation plan held by Messrs. Grijalva (17,977) and McNamara (12,513), and all directors and executive officers as a group (30,490).

(3) As of February 28, 2005, each listed individual and our directors and executive officers as a group beneficially owned less than 1.0% of the outstanding ordinary shares.

(4) Includes:

	Mr. Brown	Mr. Cahuzac	Mr. Cauthen	Mr. Long	Mr. Rask	Mr. Talbert	Ms. Wood	All directors and executive officers as a group
Shares held by Trustee under 401(k) plan	1,892	0	0	3,646	0	0	1,898	8,707
Shares held in Employee Stock Purchase Plan	1,699	1,294	2,159	5,515	0	0	0	13,009

(5) Includes 7,595 shares held in a joint account with his wife.

(6) Includes 34,322 shares held in a joint account with his wife.

(7) Mr. Rask began his employment on July 16, 2002 with TODCO, a publicly traded drilling company in which we owned a majority interest until December 22, 2004. Mr. Rask is no longer one of our executive officers since we now hold a minority interest in TODCO.

(8) Mrs. Wood is no longer one of our executive officers.

(9) Excludes 1,423,720 of our ordinary shares held by Siem Industries, Inc. Mr. Siem is the Chairman and Chief Executive Officer of Siem Industries, Inc. As a result, he may be deemed a beneficial owner of those ordinary shares.

(10) Includes 78,536 shares held in a joint account with his wife.

(11) Based on a Schedule 13G filed with the SEC on February 14, 2005. According to the filing, Capital Research and Management Company has sole dispositive power over 17,005,800 shares, and sole voting power and shared voting or dispositive power over no shares. The address of Capital Research and Management Company is 333 South Hope Street, Los Angeles, California 90071.

(12) Based on a Schedule 13G/A filed with the SEC on February 14, 2005. According to the filing, FMR Corp. has sole voting power over 1,865,390 shares, sole dispositive power over 21,322,676 shares and shared voting or dispositive power over no shares. Of the shares reported, 19,416,936 shares are beneficially owned by Fidelity Management & Research Company, an investment adviser and a wholly-owned subsidiary of FMR Corp., as a result of acting as investment advisor to various investment companies (collectively, the "Fidelity Funds"); with respect to these shares, FMR Corp., Mr. Edward C. Johnson 3d and each of the Fidelity Funds exercise sole investment power and the Fidelity Funds' Boards of Trustees exercise sole voting power. Of the shares reported, 1,044,948 shares are beneficially owned by Fidelity

Management Trust Company, a bank and a wholly-owned subsidiary of FMR Corp., as to which each of Mr. Johnson and FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive power with respect to 1,044,948 shares and sole voting power with respect to 1,000,048 shares. Another 364,392 shares reported are beneficially owned by Strategic Advisors, Inc., an investment advisor and a wholly-owned subsidiary of FMR Corp. The remaining 496,400 shares reported are beneficially owned by Fidelity International Limited, an investment adviser and an entity independent of FMR Corp., as to which shares Fidelity International Limited exercises sole investment and voting power. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

Section 16(a) Beneficial Ownership Reporting Compliance

We believe all Section 16(a) reporting requirements related to our directors and executive officers were timely fulfilled during 2004, except for a Form 4 filed by Mr. Cauthen on December 2, 2004 that should have been filed on September 7, 2004. This belief is based solely on a review of the reports required to be filed under Section 16(a) of the U.S. Securities Exchange Act of 1934 that have been furnished to us and written representations from those with filing obligations that all reports were timely filed.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation Committee Report

Introduction

The executive compensation committee's primary responsibility is to ensure that our executive compensation program aligns the interests of management with those of our shareholders. The committee is composed solely of independent directors.

Our report covers the following topics:

- the role of the executive compensation committee
- our executive compensation guiding principles
- the components of our executive compensation program
- our stock ownership guidelines
- the limitations on deductibility of non-performance based compensation

Role of the Executive Compensation Committee

Our executive compensation program is designed to attract and retain a highly qualified and motivated management team and appropriately reward individual executives for their contributions to the attainment of key strategic goals. We review the compensation principles for the executive officers each year. We also review and establish the individual compensation levels for the executive officers. We have considered the advice of independent, outside consultants in determining whether the amounts and types of compensation we pay are appropriate.

Our program for the earning of equity awards by executives and key employees is heavily weighted by performance goals which significantly improves our ability to align the interests of management with those of our shareholders.

Executive Compensation Guiding Principles

The goal of the compensation program is to attract, motivate and retain the talented individuals we need to be a leader in our highly competitive industry. The following are the guiding principles of our program:

Align the interests of executives with those of our shareholders.

We believe that executive compensation should be directly linked to results delivered to the shareholder. The base pay and cash bonus and long term incentive programs should ultimately deliver total compensation of executives that is predominantly determined by our success both in absolute terms and as measured against peer companies.

Performance-based compensation.

We believe that individual base pay, bonus and equity-based compensation should be tied to how well we perform and individual employee performance, so that when performance meets or exceeds goals, our employees are compensated at the levels set for such goals, and when performance does not meet goals, bonus and equity-based awards for our employees are reduced accordingly or eliminated entirely.

Compensation should be set at competitive levels.

The Committee believes that executive compensation must be monitored to ensure that we maintain competitive compensation levels. We meet with outside consultants at least annually to review and compare the level of compensation we pay or award to key executives to the compensation practices of a peer group of companies. For 2004, the primary peer group of companies used to determine compensation (base salary, cash bonus incentives and long-term equity incentives) for key executives consisted of 15 publicly held companies that the Committee believes are generally of comparable financial size, business focus and scope; however, as described below, we use a narrower group of companies for comparisons based on return on capital.

Incentive compensation should be a greater part of total compensation for more senior positions.

The portion of an employee's total compensation that varies based on our performance and individual performance should increase as the employee's business responsibilities increase. For 2004, over 84% of Mr. Long's target compensation was subject to annual cash bonus program and long-term incentive performance goals.

Components of Our Executive Compensation Program

The three components of our compensation program are:

- base salary
- cash bonus incentives
- long-term equity incentives

Base Salary

We set base salaries for executive officers so that they approximate the size-adjusted median for salaries of comparable executives in our peer group. We adjust base salaries when warranted by an employee's experience and individual performance and when our market surveys or other similar information show that base salaries within the peer group are being adjusted. In line with this approach, Mr. Long's base salary was adjusted from $660,000 to $700,000 in July 2004.

Cash Bonus Incentives

We award annual cash bonus incentive opportunities under the Performance Award and Cash Bonus Plan. The amount of an executive's bonus opportunity, which is expressed as a percentage of base salary, depends primarily upon that individual's position and responsibilities and bonus opportunities provided to comparable positions within our peer group. At the beginning of each year, the Committee reviews and approves annual performance goals. Shortly after the end of the year, the Committee determines the appropriate bonus payout levels based on the degree to which these goals have been achieved. The annual incentive program is designed to pay total annual cash compensation, which is salary plus bonus, above the median of our peer group when we meet substantially all of the goals established for an executive's bonus opportunity. Similarly, when the goals are not achieved, the program is intended to result in total annual cash compensation below the median of our peer group. The Committee also has the discretion to award performance-based cash bonuses under our Long-Term Incentive Plan.

The Committee determined that the payout for an executive's 2004 bonus opportunity was to be based on the level of achievement of company-wide financial goals and specific corporate goals, as described below. The financial goal was weighted at 50% and the corporate goals at 50%. For 2004, bonus opportunities ranged from 30% to 90% of base pay. The actual percentage payment can range from 0% to 200% of the bonus opportunity. The overall bonus payout was also subject to the application of a reduction factor based on our cash flow return on Market Capitalization ("CFROMC"), the effect of which can reduce the bonus payment by 0-50%. The Committee may use its discretion to adjust payments downward from these amounts or to make additional cash bonus awards beyond the bonus opportunity to recognize exceptional individual performance or to take account of other factors.

The financial goals included in the 2004 bonus opportunities under our Performance Award and Cash Bonus Plan for senior management were our 2004 earnings per share ("EPS") and a measure of cash flow return on capital ("CFROC"), as assessed and ranked to a group of companies within our peer group. Payout of the EPS goal was based on minimum, target and maximum levels of achievement. The corporate goals for all senior executives included in the 2004 bonus opportunities included safety, fleet downtime, marketing and cost containment. The Committee met in December 2004 and February 2005 to review the EPS and CFROC performance and the attainment of the corporate goals and objectives for the year 2004. Based on this review, the Committee determined that Mr. Long would receive a bonus of $410,449, which represented 67% of his 2004 bonus opportunity under our Performance Award Cash Bonus Plan.

The Committee has determined that the payout for an executive's 2005 bonus opportunity would similarly be based on: the level of achievement of a company-wide financial goal and corporate goals, with the financial goal to be weighted at 30% and the corporate goals at 70%, and with the potential reduction of overall payout based on CFROMC performance. For 2005, bonus opportunities will likewise range from 30% to 90% of base pay, and the actual percentage payment can range from 0% to 200% of the bonus opportunity, depending on the Committee's evaluation of an individual's performance against his or her goals. The CFROMC factor can reduce the overall bonus payout by up to 50%.

The financial goals included in the 2005 bonus opportunities under our Performance Award and Cash Bonus Plan for senior management are our 2005 EPS as compared to return on equity targets and CFROC, as assessed and ranked to a group of companies within our peer group. Payout of the EPS goal is to be based on minimum, target and maximum levels of achievement. The corporate goals for all senior executives included in the 2005 bonus opportunities included goals related to safety, fleet downtime, marketing, human resource development and cost containment. The corporate goals were weighted at 70% of the bonus opportunity in an attempt to better align the executives' interests with those of our shareholders.

Long–Term Incentives: Stock Options, Contingent Stock Options and Contingent Restricted Stock

The long-term equity incentive component of our executive compensation program is designed to align executive and shareholder interests by rewarding executives for the attainment of a total shareholder return ("TSR") and a cash flow return on capital that ranks favorably within our peer group. In years prior to 2003, we principally granted time-vested stock options to our executives as long-term equity incentives and occasionally granted time-vested restricted stock awards when specific results were achieved. In an effort to further align executive and shareholder interests, beginning in 2003 we fundamentally changed our equity awards through the granting of contingent stock options and contingent restricted stock based on company performance.

The Committee currently intends to administer the long-term equity incentive program through annual grants of these contingent stock options, contingent restricted shares or contingent deferred units to designated executive officers and other key employees. Performance goals and maximum grant parameters are established by the Committee in the first quarter of the year. The committee may also make special awards including non-contingent awards to individual executives and other key employees during the year on a discretionary basis. The peer group of companies used to measure our relative TSR consists of 15 publicly traded companies with a focus on contract drilling and oilfield services. The peer group of companies used to measure our relative CFROC rank is a more narrowly defined group of 10 companies comprised primarily of contract drillers. Pursuant to the previously established performance goals and award parameters, in July 2004, the Committee made grants of contingent stock options and contingent restricted stock to executives and certain key employees, including Mr. Long, and contingent restricted stock grants to other key employees in order to further the goal of aligning the executives' and key employees' interests with those of our shareholders and to encourage management continuity. No time vested stock options were granted in 2004.

Each executive officer is given a target grant opportunity based on the executive's individual position and compensation survey data of our peer group. The executives are granted a combination of contingent stock options and contingent restricted shares or contingent deferred units that in total combined value approximate 1.75 times the median for our peer group, subject to the Committee's discretion to grant more or fewer of such awards. Contingent awards are based upon a two-year performance period at the end of which the number of contingent shares/deferred units received and/or options retained is determined based on our performance relative to peer groups using TSR and CFROC rankings once the peer group information is publicly available. In general terms, performance resulting in the number one position of the relevant peer groups results in the executive retaining all of the contingent options and receiving all of the restricted shares. Conversely, performance generally within the approximate bottom third results in all contingent options being forfeited and no restricted stock/deferred units being received. Performance between these limits results in partial retention of the contingent options and partial receipt of the restricted stock/deferred units in correlation to the peer rankings. One-third of the earned award vests at the end of the performance period (year 2), with the remainder vesting in years 3 and 4.

Based upon the above criteria, in July 2004, we granted Mr. Long 156,680 contingent options to purchase ordinary shares at an exercise price of $28.12 and 97,050 contingent restricted shares. Both the contingent option and contingent restricted share grants are subject to a two year performance period ending December 31, 2005, at which time the determination of how many of these options or shares to be retained by Mr. Long, if any, will be made on the basis of relative TSR and CFROC measures to peer groups.

Stock Ownership Guidelines

The Committee believes that it is important for our executives to build and maintain a significant minimum equity stake in our company and that these ownership requirements should be an integral part of our performance-based grant program. Our ownership policy for executives only covers the restricted shares awarded under this program beginning with the 2003 grants. In order to sell any restricted shares granted under the program, our ownership policy requires executives to hold and maintain after the sale vested shares with a value equal to or greater than the following:

- our Chief Executive Officer — five times annual base salary;
- an Executive or Senior Vice President — three times annual base salary;
- a Vice President or a Region Manager — two times annual base salary.

Should the share price later decline whereby an executive falls below the required holdings, the executive is precluded from further sales of restricted shares granted under the program until such time as the executive again meets the ownership requirements. Ownership status by each executive shall be reviewed by the Committee on an annual basis. The Committee will consider the size of and/or eligibility for any future awards to any executive found to have knowingly violated the above requirements.

For a discussion of our stock ownership guidelines for our directors, see "—Corporate Governance."

Limitations on Deductibility of Non-Performance Based Compensation

To the extent attributable to our U.S. subsidiaries and otherwise deductible, Section 162(m) of the U.S. Internal Revenue Code limits the tax deduction that our U.S. subsidiaries can take with respect to the compensation of designated executive officers, unless the compensation is "performance-based." The Committee expects that all income recognized by executive officers upon the exercise of stock options and vesting of contingent restricted stock and deferred units granted in 2004 under the Long-Term Incentive Plan will qualify as performance-based compensation.

Under the Long-Term Incentive Plan, the Committee has the discretion to award performance-based cash compensation that qualifies under Section 162(m) of the U.S. Internal Revenue Code based on the achievement of objective performance goals. All of our executive officers are eligible to receive this type of award. The Committee has determined, and may in the future determine, to award compensation that does not qualify under Section 162(m) as performance-based compensation.

Conclusion

The Committee believes that the executive compensation philosophy that we have adopted effectively serves our interests and those of our shareholders. It is the Committee's intention that the pay delivered to executives be commensurate with our performance.

This report is issued as of February 10, 2005. Mr. Strachan was added to the Committee after issuance of the report.

RICHARD A. PATTAROZZI, CHAIRMAN

ROBERTO L. MONTI

ROBERT M. SPRAGUE

Executive Compensation

The table below shows the compensation during 2002, 2003 and 2004 of our Chief Executive Officer and our four most highly compensated executive officers other than our Chief Executive Officer who were serving as executive officers at the end of 2004 and two former executive officers (the "named executive officers").

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards		
Name and Principal Position	Year	Salary($)	Bonus($)(1)	Other Annual Compensation ($)	Restricted Stock Award($)(2)(3)	Securities Underlying Options/SARs	All Other Compensation($)(4)
J. Michael Talbert	2004	376,042	113,768	0	0	0	1,768,410 (7)
Chairman (5)	2003	475,000	0	0	0	0	1,887,880 (7)
	2002	851,042	735,000	0	0	200,000 (6)	2,318,844 (7)
Robert L. Long	2004	678,333	410,449	0	2,729,046	156,680 (3)(8)	800,364 (7)
President and	2003	627,000	0	0	2,061,488	212,540 (3)(9)	800,322 (7)
Chief Executive Officer	2002	520,833	400,000	0	0	110,000 (5)	968,380 (7)
Jean P. Cahuzac...........	2004	410,000	206,737	43,343 (10)	1,182,727	67,900 (3)(8)	20,170
Executive Vice	2003	401,875	0	42,097 (10)	1,374,396	141,700 (3)(9)	63,744
President, Chief Operating Officer	2002	395,000	281,768	45,486 (10)	0	75,000 (5)	57,547
Gregory L. Cauthen	2004	326,875	120,870	0	909,682	52,230 (3)(8)	15,301
Senior Vice	2003	309,167	73,118	0	1,030,744	106,270 (3)(9)	14,255
President and Chief Financial Officer	2002	286,458	154,340	0	0	40,000 (5)	13,002
Eric B. Brown..............	2004	290,125	107,281	0	682,472	39,170 (3)(8)	424,974 (7)
Senior Vice	2003	282,750	66,870	0	549,716	56,680 (3)(9)	452,042 (7)
President, General Counsel and Corporate Secretary	2002	274,583	146,380	0	0	35,000 (5)	479,175 (7)

Barbara S. Wood (11) .. Vice President and Chief Information Officer	2004	219,000	58,895	0	218,492	12,540 (3)(8)	327,645 (7)
	2003	216,833	37,295	0	240,620	24,800 (3)(9)	349,261 (7)
	2002	215,000	96,234	0	0	15,000 (5)	370,030 (7)
Jan Rask (12) .... President and Chief Executive Officer of TODCO	2004	517,280	458,720	0	0 (12)	0 (12)	23,198 (12)
	2003	530,000	0	0	0	0	2,347 (12)
	2002	242,917	194,103	0	0	0	0

(1) The amount shown as "Bonus" for a given year includes amounts earned with respect to that year but paid in the first quarter of the following year.

(2) Represents the dollar value of an opportunity to be awarded shares of restricted stock based on the closing market price of our ordinary shares on the date the opportunity was granted, assuming full vesting of the shares subject to the opportunity. The actual number of restricted shares that are awarded is subject to performance-based conditions and could range from none to all of the shares subject to the opportunity. Performance within the approximate bottom third of the respective peer groups results in no restricted stock being received. One-third of the shares that are awarded, if any, vest at the end of a two-year performance period, and the remainder vest after years three and four. For a discussion of our contingent, performance-based equity awards, see "—Executive Compensation Committee Report." The opportunity granted for each pertinent year is set forth in the table below:

Grant Year	Mr. Brown	Mr. Cahuzac	Mr. Cauthen	Mr. Long	Mrs. Wood
2004	24,270	42,060	32,350	97,050	7,770
2003	25,930	64,830	48,620	97,240	11,350

For a discussion of the compensation expense associated with these contingent awards, see footnote (3) below.

(3) The value shown in the Summary Compensation Table above for restricted stock and the number of options granted does not give effect to contingencies associated with satisfaction of the performance-based conditions and vesting of the awards. The tables below reflect, for both restricted stock and options, the sum of (1) the amount of compensation expense associated with the specified awards through December 31, 2004 as reflected in our financial statements in accordance with Statement of Financial Accounting Standards 123 and (2) the additional amount of such compensation expense associated with such awards that will be accrued over the remaining vesting period of the awards assuming that the employee remains throughout the vesting period and there is no further change in expectations or in the applicable discount rates ("Financial Statement Compensation Expense").

For restricted stock grants, both the historical and future portions of this expense (which accrue in our financial statements over the vesting period of the award) include a discount factor to the value of the restricted stock at the date of grant that is intended to reflect uncertainties of the achievement of the performance goals. The discount factor for one component of the performance goals—Total Shareholder Return—is set at the time of grant and does not change regardless of later changes in expectations relating to, or even the actual achievement of the goals. The discount factor for the other component—Cash Flow Return on Capital— is updated over the two-year determination period for the performance goals. Similarly, for our performance based options, we take the estimated fair value at the date of each option grant using the Black Scholes option pricing model and we then apply the same discounts and updates as described above.

The amount of such Financial Statement Compensation Expense can be less than or greater than the value of awards at the time of payout depending upon, among other things, the value of our shares at such time, the degree of achievement of the performance goals and whether the award vests and the effect of the discount rate. The Financial Statement Compensation Expense in the table below reflects the expense associated with the awards granted in each fiscal year, regardless of the period in which it is expensed. See also note 2 to our Consolidated Financial Statements in our Annual Report on Form 10-K for information on our stock-based compensation accounting policies.

Restricted Stock

Award Grant in Fiscal Year	Mr. Brown	Mr. Cahuzac	Mr. Cauthen	Mr. Long	Mrs. Wood
2004	$418,173	$724,709	$557,395	$1,672,212	$133,879
2003	$225,631	$564,121	$423,069	$846,138	$98,762

Options

Award Grant in Fiscal Year	Mr. Brown	Mr. Cahuzac	Mr. Cauthen	Mr. Long	Mrs. Wood
2004	$270,155	$468,317	$360,237	$1,080,644	$86,491
2003	$149,175	$372,921	$279,682	$559,364	$65,271

(4) With respect to 2004, the amounts shown as "All Other Compensation" for the named executive officers other than Mr. Rask include the following:

	Mr. Brown	Mr. Cahuzac	Mr. Cauthen	Mr. Long	Mr. Talbert	Mrs. Wood
Matching contributions under the Savings Plan	$9,225	$9,225	$9,221	$9,225	$9,225	$9,225
Contributions under the Supplemental Benefit Plan	$4,715	$10,945	$6,080	$25,445	$16,494	$1,487

For a description of the amounts shown as "All Other Compensation" for Mr. Rask, see footnote (12) below.

(5) Mr. Talbert was our executive Chairman of the board of directors until October 2004 and is now our non-executive Chairman of the board of directors. For a discussion of his compensation as a director, see "—Compensation of Directors."

(6) Represents time vested options to purchase our ordinary shares at fair market value on the date of the grants.

(7) In addition to the items listed in footnote (4), includes payments described below to the respective named executive officer in connection with the change of control provisions in their former employment agreements (See "—Employment Agreements"):

Year	Mr. Brown	Mr. Long	Mr. Talbert	Mrs. Wood
2004	$411,034	$765,693	$1,768,410	$317,535
2003	$438,648	$769,298	$1,858,728	$338,867
2002	$466,263	$942,509	$2,272,943	$360,200

(8) Represents contingent options to purchase ordinary shares (156,680 for Mr. Long, 67,900 for Mr. Cahuzac, 52,230 for Mr. Cauthen, 39,170 for Mr. Brown and 12,540 for Mrs. Wood), in each case at the fair market value on the date of grant. The actual number of contingent options that vest is

subject to performance-based conditions and could range from none to all of the options. Performance within the approximate bottom third of the respective peer groups results in all contingent options being forfeited. For a discussion of our contingent, performance-based equity awards, see "—Executive Compensation Committee Report."

For a discussion of the compensation expense associated with these contingent awards, see footnote (3) above.

(9) Represents time vested options to purchase ordinary shares (53,140 for Mr. Long, 35,430 for Mr. Cahuzac, 26,570 for Mr. Cauthen, 14,170 for Mr. Brown and 6,200 for Mrs. Wood) and contingent options to purchase ordinary shares (159,400 for Mr. Long, 106,270 for Mr. Cahuzac, 79,700 for Mr. Cauthen, 42,510 for Mr. Brown and 18,600 for Mrs. Wood), in each case at the fair market value on the date of grant. The actual number of contingent options that vest is subject to performance-based conditions and could range from none to all of such options. Performance within the approximate bottom third of the respective peer groups results in all contingent options being forfeited. For a discussion of our contingent, performance-based equity awards, see "—Executive Compensation Committee Report."

For a discussion of the compensation expense associated with these contingent awards, see footnote (3) above.

(10) For the years 2004, 2003 and 2002, includes payments to Mr. Cahuzac relating to school fees ($37,479, $34,463, and $30,192, respectively) and home country travel entitlement ($5,864, $7,635 and $14,172, respectively).

(11) Mrs. Wood is no longer one of our executive officers.

(12) Mr. Rask began his employment on July 16, 2002 with TODCO, a publicly traded drilling company in which we owned a majority interest until December 22, 2004. Mr. Rask is no longer one of our executive officers since we now hold a minority interest in TODCO. Mr. Rask did not receive any long-term compensation awards from Transocean, but TODCO granted him an option to purchase 1,200,000 shares of TODCO class A common stock and 156,796 restricted shares of TODCO class A common stock, as described in "—Employment Agreements—*Jan Rask Agreement*." The amounts shown as "All Other Compensation" for Mr. Rask include TODCO savings plan contributions ($17,175 in 2004 and $1,987 in 2003).

Options Granted

The table below contains information with respect to options to purchase our ordinary shares granted to the named executive officers in 2004.

OPTION/SAR GRANTS IN 2004

Name	Individual Grants: Number of Securities Underlying Options/SARs Granted	% of Total Options/SARs Granted to Company Employees in 2004	Exercise Price ($ /share)	Expiration Date (1)	Potential Realizable Value at Assumed Annual Rates of Company Share Price Appreciation for Option Term (10 Years): 5% (2)	10% (2)
J. Michael Talbert	0	0	-	-	$ 0	$ 0
Robert L. Long	156,680 (3)	11	$28.12	7/7/14	$ 2,770,810	$ 7,021,777
Jean P. Cahuzac	67,900 (3)	5	$28.12	7/7/14	$ 1,200,779	$ 3,043,009
Gregory L. Cauthen	52,230 (3)	4	$28.12	7/7/14	$ 923,662	$ 2,340,742
Eric B. Brown	39,170 (3)	3	$28.12	7/7/14	$ 692,703	$ 1,755,444
Barbara S. Wood	12,540 (3)	1	$28.12	7/7/14	$ 221,764	$ 561,993
Jan Rask	0	0	-	-	$ 0	$ 0

(1) The options are subject to termination prior to their expiration date in some cases where employment is terminated.

(2) These columns show the gains the named executives and all of our shareholders could realize if our shares appreciate at a 5% or 10% annualized rate. These growth rates are arbitrary assumptions specified by the Securities and Exchange Commission, not our predictions.

(3) Represents contingent, performance-based options to purchase ordinary shares. The actual number of contingent options that vest is subject to performance-based conditions and could range from none to all. Performance within the approximate bottom third of the respective peer groups results in all contingent options being forfeited. For a discussion of our contingent, performance-based equity awards, see "—Executive Compensation Committee Report."

Aggregate Option Exercises

The following table shows information concerning options to purchase our ordinary shares the named executive officers exercised during 2004, and unexercised options they held as of December 31, 2004:

AGGREGATED OPTION EXERCISES IN 2004 AND 2004 YEAR-END OPTION VALUE

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year End: Exercisable	Unexercisable	Value of Unexercised, In-the-Money Options at Fiscal Year End: Exercisable(1)	Unexercisable
J. Michael Talbert	78,060	$1,522,170	827,400	0	$8,523,424	$0
Robert L. Long	0	$0	244,333	89,807	$2,710,486	$1,790,678
Jean P. Cahuzac	8,333	$168,576	211,928	60,431 (2)	$1,896,281	$1,173,702
Gregory L. Cauthen	0	$0	35,833	33,237 (2)	$0	$653,623
Eric B. Brown	18,284	$362,055	98,083	25,837 (2)	$839,732	$458,817
Barbara S. Wood	0	$0	60,800	11,200 (2)	$414,452	$199,328
Jan Rask	0	$0	0	0	$0	$0

(1) The value of each unexercised in-the-money option is equal to the difference between $42.39, which was the closing price of our ordinary shares on December 31, 2004, and the exercise price of the option.

(2) Consist entirely of contingent, performance-based options to purchase ordinary shares. The actual number of contingent options that vest is subject to performance-based conditions and could range from none to all. Performance within the approximate bottom third of the respective peer groups results in all contingent options being forfeited. For a discussion of our contingent, performance-based equity awards, see "—Executive Compensation Committee Report."

Defined Benefit Plans

We maintain a U.S. Retirement Plan for our qualifying employees and officers and those of participating subsidiaries. In general, we base annual retirement benefits on average covered compensation for the highest five consecutive years of the final ten years of employment and years of service. We include salaries and bonuses as covered compensation under the U.S. Retirement Plan. We do not include (1) amounts relating to the grant or vesting of restricted shares, the exercise of options and SARs, and receipt of tax-offset supplemental payments with respect to options, SARs or restricted shares, or (2) employer contributions under our Savings Plan or our Supplemental Retirement Plan.

The maximum annual retirement benefit under our U.S. Retirement Plan is generally 60% of the participant's average covered compensation minus 19.5% of his or her covered social security earnings. The eligible survivors of a deceased U.S. Retirement Plan participant are entitled to a survivor's benefit under the plan.

Eligible participants in our U.S. Retirement Plan and their eligible survivors are entitled to receive retirement and survivors benefits that would have been payable under the U.S. Retirement Plan but for the fact that benefits payable under funded pension plans are limited by U.S. tax laws. As a general rule, during 2004, the U.S. tax laws limited annual benefits under tax-qualified retirement plans to $165,000, subject to reduction in some cases, and required those plans to disregard any portion of the participant's 2004 compensation in excess of $205,000. A participant may choose to have these benefits paid either as a life annuity or in a cash lump sum upon termination of employment.

Mr. Cahuzac is a non-U.S. citizen and participated in a defined contribution international retirement plan. Effective January 1, 2004, he began participation in our U.S. Retirement Plan. Mr. Rask does not participate in our U.S. Retirement Plan or our Supplemental Retirement Plan.

Mr. Talbert retired from our company on October 16, 2004. Effective November 1, 2004, he commenced receiving annuity payments from the U.S. Retirement Plan in the amount of $2,867.87 monthly. He also received a lump sum payment of $3,310,185 under the Supplemental Retirement Plan.

The following table shows the estimated pension benefits payable under the pension plan and the supplemental benefit plan at age 65 based on compensation that is covered by the pension plan and the supplemental benefit plan, years of service with us and the payment in the form of a lifetime annuity:

Final Average Earnings	Years of Service					
	10	15	20	25	30	35
$ 100,000	$ 20,000	$ 30,000	$ 40,000	$ 50,000	$ 60,000	$ 60,000
$ 300,000	$ 60,000	$ 90,000	$ 120,000	$ 150,000	$ 180,000	$ 180,000
$ 500,000	$ 100,000	$ 150,000	$ 200,000	$ 250,000	$ 300,000	$ 300,000
$ 700,000	$ 140,000	$ 210,000	$ 280,000	$ 350,000	$ 420,000	$ 420,000
$ 900,000	$ 180,000	$ 270,000	$ 360,000	$ 450,000	$ 540,000	$ 540,000
$1,100,000	$ 220,000	$ 330,000	$ 440,000	$ 550,000	$ 660,000	$ 660,000
$1,300,000	$ 260,000	$ 390,000	$ 520,000	$ 650,000	$ 780,000	$ 780,000
$1,500,000	$ 300,000	$ 450,000	$ 600,000	$ 750,000	$ 900,000	$ 900,000
$1,700,000	$ 340,000	$ 510,000	$ 680,000	$ 850,000	$1,020,000	$1,020,000
$1,900,000	$ 380,000	$ 570,000	$ 760,000	$ 950,000	$1,140,000	$1,140,000

Annual benefits are shown before deduction of 6.5% of average covered social security earnings after 10 years of service, 9.75% after 15 years of service, 13.0% after 20 years of service, 16.25% after 25 years of service, and 19.25% after 30 or more years of service.

The Final Average Earnings as of December 31, 2004 and years of credited service under the pension plan and the supplemental benefit plan for the applicable named executive officer are:

	Mr. Brown	Mr. Cahuzac	Mr. Cauthen	Mr. Long	Mr. Talbert	Mrs. Wood
Final Average Earnings............	$391,602	$410,000	$362,897	$940,402	$1,497,603	$294,421
Years of Credited Service...............	9.92	1.0	3.58	29.50	10.12	22.75

Performance Graph

The graph below compares the cumulative total shareholder return of (1) our ordinary shares, (2) the Standard & Poor's 500 Stock Index and (3) the Simmons & Company International Upstream Index over our last five fiscal years. The graph assumes that $100 was invested in our ordinary shares and each of the other two indices on December 31, 1999, and that all dividends were reinvested on the date of payment.

CUMULATIVE TOTAL SHAREHOLDER RETURN

Indexed Total Shareholder Return
December 31, 1999—December 31, 2004



$230
$210
$190
$170
$150
$130
$110
$90
$70
$50
$30
31-Dec-99
31-Dec-00
31-Dec-01
31-Dec-02
31-Dec-03
31-Dec-04
Company
S&P 500
Simmons Upstream

	December 31,					
	1999	2000	2001	2002	2003	2004
Transocean	100.00	136.84	101.25	69.94	72.34	126.91
S&P 500	100.00	90.90	80.09	62.39	80.29	89.02
Simmons Upstream Index	100.00	169.81	126.92	121.69	140.14	202.43

Change of Control Provisions of Benefit Plans

Some of our benefit plans provide for the acceleration of benefits in the event of a change of control of our company. A change of control generally includes acquisitions of beneficial ownership of 20% or more of our ordinary shares, changes in board composition and certain merger and sale transactions.

Upon the occurrence of a change of control, all outstanding restricted shares and deferred units actually granted under the Long-Term Incentive Plan will immediately vest and all options and SARs granted under the Long-Term Incentive Plan to outside directors or held by then-current employees will become immediately exercisable. Certain employees granted performance-based awards of shares of restricted stock or deferred units in 2004 will become vested in 50% of the shares subject to the awards upon the occurrence of a change of control. In addition, the executive compensation committee may provide that if a SAR is exercised within 60 days of the occurrence of a change of control, the holder will receive a payment equal to the excess over the amount otherwise due of the highest price per ordinary share paid during the 60-day period prior to exercise of the SAR. The executive compensation committee also may provide that the holder is entitled to a supplemental payment on that excess. Those payments are in addition to the amount otherwise due on exercise. Also, upon the occurrence of a change of control, the participant will become vested in 100% of the maximum performance award he could have earned under our Performance Award and Cash Bonus Plan for the proportionate part of the performance period prior to the change of control and will retain the right to earn out any additional portion of his award if he remains in our employ.

The Sedco Forex merger constituted a change of control under our Long-Term Incentive Plan and Performance Award and Cash Bonus Plan.

Severance Policy

We adopted a severance benefit policy for our executives effective as of February 9, 2005. The policy applies to employees holding a job title of vice president or higher, which currently includes approximately 15 persons. The benefits under the policy are not available to any executives who enter into separate severance agreements with us after February 9, 2005. Under the policy, any executive who is terminated for our convenience (as determined in the sole discretion of the Executive Compensation Committee) will be entitled to the following:

- a cash payment for his base salary up to the date of termination;
- a cash payment of a pro rata share of his bonus opportunity up to the date of termination at the then projected year-end rate of payout, in an amount, if any, determined by the Executive Compensation Committee in its sole discretion;
- a cash payment equal to his annual base salary in effect at the date of termination; and
- certain outplacement services not to exceed a cost to us of 5% of the base annual salary of the executive.

An executive is required to sign a release in favor of Transocean in order to receive benefits under the policy.

Any executive terminated under the provisions of this policy will also be deemed to have been terminated for our convenience for purposes of any awards under our long-term incentive plan. Currently, our performance-based option awards and our contingent restricted ordinary share awards provide that a holder of an award who is terminated for our convenience before the end of a performance period will be granted a pro rata share of the total potential award to the date of termination, and our time vested equity awards provide all unvested time vested awards vest in the event the participant is terminated for our convenience.

Employment Agreements

Agreements Triggered by Sedco Forex Merger. During September and October 2000, we entered into agreements with some of our executive officers, including Messrs. Talbert, Long and Brown and Mrs. Wood. These agreements replaced agreements entered into prior to the Sedco Forex merger. The prior agreements provided that the occurrence of a change in control triggered employment agreements which contained provisions that allowed executives to leave for any reason during a specified period following the change of control and receive the payments defined in the employment agreements, which generally guaranteed a minimum salary and bonus for a period of three years. The Sedco Forex merger triggered these provisions, and as a result, the executives could have left for any reason during January 2001 and received the payments under the employment agreements. In order to induce the executives to remove such right and remain with our company, we offered the executives either (a) a cash payment equivalent to the amount otherwise due under the employment agreement as if the executive left in January 2001 to be vested and paid, with interest, over a three year period in equal annual installments commencing January 2002, in exchange for termination of the employment agreement (such amounts would become payable if the executive remained employed, and would become payable in a lump sum if the executive's termination occurred due to death, disability or termination without cause, or due to certain reductions in authority or base salary), or (b) an extension of the existing employment agreement for three years beyond the current one month trigger period with a first term of 18 months during which the employee commits to remain with our company, followed by an additional term of 18 months (commencing July 1, 2002) during which the employee can self trigger the payment rights to predetermined amounts, with interest, under the employment agreement by terminating his or her employment. Mr. Brown and Mrs. Wood entered into agreements described in clause (a) of the foregoing sentence, and Messrs. Talbert and Long entered into agreements described in clause (b) of the foregoing sentence. None of the replacement agreements contain change of control provisions. The agreements with Messrs. Talbert and Long provide that in the event the payments called for under the agreement would subject the executive to an excise tax under Section 4999 of the U.S. Internal Revenue Code, the executive will be entitled to receive an additional "gross-up" payment in some circumstances.

Mr. Brown received payments of $466,263, $438,648 and $411,034 in 2002, 2003 and 2004, respectively, under the provisions described in the preceding paragraph, and Mrs. Wood received payments of $360,200, $338,867 and $317,535 in the same periods.

In May 2002, Mr. Long entered into an agreement revoking his employment agreement described above, which had provided him a right to leave for any reason and receive his change of control payments. The new agreement provides for a cash payment of $2,142,756 to be vested and paid, with interest, over a three year period in equal annual installments beginning June 1, 2002. The amount of this payment is approximately equal to the amount Mr. Long would have been entitled to receive under his employment agreement if his employment had been terminated in January 2001.

In October 2002, in connection with the change in his duties with our company, Mr. Talbert entered into an agreement revoking his employment agreement described above, which had provided him a right to leave for any reason and receive his change of control payments. The new agreement provides for the reduction in his annual salary to $475,000 and a cash payment of $4,877,593 to be vested and paid, with interest, over a three year period in equal annual installments beginning October 2002. The amount of this payment is approximately equal to the amount Mr. Talbert would have been entitled to receive under his prior employment agreement if his employment had been terminated in January 2001. Pursuant to the agreement, Mr. Talbert resigned as executive Chairman of the Board in October 2004 but remained on the board as non-executive Chairman. Upon Mr. Talbert's resignation as executive Chairman in October 2004, he ceased receiving an annual salary under the agreement.

All scheduled payments have now been made under these agreements to Messrs. Talbert, Long and Brown and Mrs. Wood, and none of these individuals is a party to any other employment agreement with us. Neither Mr. Cahuzac nor Mr. Cauthen is a party to an employment agreement with us.

The charter of the executive compensation committee has now been changed to prohibit "single-trigger" change of control employment agreements that are triggered solely by a change of control.

Jan Rask Agreement. TODCO was a wholly-owned subsidiary of ours until its initial public offering in February 2004. As a result of additional offerings completed in September and December 2004, we now own a 22 percent interest in TODCO. TODCO entered into an employment agreement with Mr. Rask effective as of July 16, 2002, as amended on December 12, 2003, to serve as Chief Executive Officer and President of TODCO in exchange for specified compensation and benefits. The initial term of his employment agreement ends on January 16, 2007. Afterwards, the agreement automatically renews for an additional one-year term on each anniversary of the effective date of the agreement unless either party gives at least a six-month advance written notice of nonrenewal. Mr. Rask's employment agreement calls for a minimum base salary of $530,000 per year, which will be reviewed at least annually and may be increased afterwards. The agreement also affords Mr. Rask the opportunity to receive an annual discretionary bonus that is tied to his achievement of specified performance objectives established by TODCO's board of directors. Mr. Rask's annual discretionary bonus is calculated by multiplying his percentage of attained objectives by his annual target bonus, which is a specified percentage of his base salary. For each year of the initial term of his employment agreement, Mr. Rask's annual target bonus will be no less than 70% of his base salary. Under the agreement, Mr. Rask also is eligible to receive stock option awards at the discretion of TODCO's board of directors and is entitled to participate in TODCO's applicable incentive, savings, retirement and welfare plans and to receive specified perquisites.

Under the employment agreement, Mr. Rask received a nonqualified stock option to purchase 1,200,000 shares of TODCO class A common stock immediately after the closing of the initial public offering of TODCO. The exercise price of the shares subject to the option, $12.00, is equal to the price to the public for the shares sold in the offering. The option has a ten-year term (except in the case of Mr. Rask's termination) and one-half of the shares subject to the option became exercisable on February 10, 2004, the closing date of the offering. The remaining shares subject to the option become exercisable the first two anniversaries of the closing date of the offering in equal increments. In addition to the option, Mr. Rask received 156,496 restricted shares of TODCO class A common stock. The restricted shares vest on July 16, 2005. The option and restricted shares are subject to the other terms and conditions, consistent with the foregoing, of TODCO's incentive plan and the applicable award agreement.

Under the employment agreement, if Mr. Rask voluntarily terminates his employment (other than in connection with a "change in control" as defined in the agreement) with 90 days' advance written notice or if his employment is terminated due to death or disability, he will receive his unpaid base salary through his termination date, any bonus payable for the relevant year and any other benefits to which he has a vested right. Additionally, in the event of a termination due to death or disability, the option and restricted shares awarded to him, will fully vest and the option will remain exercisable for its full term.

Upon termination of his employment by TODCO (except under limited circumstances defined as for "cause" in the agreement), Mr. Rask will receive (1) his unpaid base salary for his remaining employment term (which includes the initial term and any renewals), (2) any bonus payable for the relevant year, (3) full vesting of the option awarded to him and exercisability through its full term, (4) full vesting of restricted shares awarded to him and (5) any other benefits to which he has a vested right.

In the event of a termination of his employment by TODCO (except under limited circumstances defined as for "cause" in the agreement) or by Mr. Rask for specified reasons, such as his removal from the position of Chief Executive Officer and President of TODCO, or the assignment to him of duties materially inconsistent with his position with TODCO (for "good reason"), within the 18-month period immediately following a "change in control" as defined in the agreement (a "change in control termination"), Mr. Rask will be entitled to receive (1) three times his annual compensation for the year of termination (which is the sum of his base salary and his annual target bonus, or, if greater, the highest bonus paid to him under the agreement during the most recent 36-month period), (2) any bonus payable for the relevant year, (3) continuation of specified welfare benefits for three years, (4) full vesting of the option awarded to him, and exercisability through its full term, and (5) full vesting of restricted shares awarded to him.

The employment agreement also provides for covenants limiting competition with TODCO, or any of its affiliates, and limiting solicitation for employment of any of TODCO's employees, or any employees of its affiliates, for 18 months following a change in control termination or for one year following any other termination of employment and a covenant to keep specified nonpublic information relating to TODCO, or any of its affiliates, confidential. With respect to any payment or distribution to Mr. Rask the agreement provides for a tax gross-up payment designed to keep him whole with respect to any taxes imposed by Section 4999 of the Internal Revenue Code of 1986, as amended.

Compensation Committee Interlocks and Insider Participation

The members of the executive compensation committee of the board of directors during the last completed fiscal year were Mr. Pattarozzi, Chairman, Mr. Loyd, who has since retired, and Messrs. Monti and Sprague. There are no matters relating to interlocks or insider participation that we are required to report.

CERTAIN TRANSACTIONS

We own a 50 percent interest in an unconsolidated joint venture company, Overseas Drilling Limited ("ODL"), which owns the drillship *Joides Resolution*. Siem Offshore Inc. (formerly known as DSND Inc.) owns the other 50 percent interest in ODL. Our director, Kristian Siem, is the chairman of Siem Offshore Inc. and is also a director and officer of ODL. We provide operational and management services to ODL, and we earned $2.4 million for these services in 2004. ODL also reimburses us for costs which we incur in connection with these services, and we were reimbursed $4.8 million for these services in 2004. ODL also distributed dividends of approximately $10.6 million to us in 2004. Mr. Siem is also chairman and chief executive officer of Siem Industries, Inc., which owns an approximate 45 percent interest in Siem Offshore Inc.

PROPOSAL TO AMEND OUR EMPLOYEE STOCK PURCHASE PLAN

Description of the Proposal

Our board of directors has unanimously adopted a resolution to submit to a vote of our shareholders a proposal to amend our Employee Stock Purchase Plan to increase the number of ordinary shares reserved for issuance under the stock purchase plan from 2,500,000 to 3,500,000. The purpose of our stock purchase plan is to encourage and assist our employees to acquire an equity interest in our company through the purchase of ordinary shares, and it is designed to qualify for the favorable U.S. tax treatment afforded by Section 423 of the U.S. Internal Revenue Code. Our board of directors believes the stock purchase plan is achieving its purpose, and desires to have sufficient shares authorized for issuance under the plan to continue participation by our employees. We currently have 390,437 authorized shares remaining for issuance under the plan, and, based on current enrollment, we do not believe we would have a sufficient number of shares available at the end of the current plan year to meet the participants' purchase needs. The stock purchase plan will terminate after all of our ordinary shares covered by the stock purchase plan have been purchased, unless our board of directors terminates the plan earlier.

Our board of directors unanimously recommends a vote "FOR" the proposal to approve the amendment to our employee stock purchase plan.

Principal Provisions of the Employee Stock Purchase Plan

The following summary of the employee stock purchase plan is qualified by reference to the full text of the proposed amended and restated plan, which is attached as Appendix A to this proxy statement.

Under the stock purchase plan, all full-time employees of Transocean Inc. and any subsidiary that has, with the consent of Transocean Inc.'s board of directors, adopted the stock purchase plan who do not own, or hold options to acquire, five percent or more of the total combined voting power or value of our ordinary shares, are eligible to participate in the stock purchase plan. Participants in the stock purchase plan may purchase our ordinary shares through payroll deductions on an after-tax basis over a plan year beginning on each January 1 and ending on the following December 31 during the term of the stock purchase plan. A participant's right to participate in the stock purchase plan terminates immediately when a participant ceases to be employed by us. An employee may elect to participate in the stock purchase plan as of any January 1 following his or her completion of six consecutive months of employment. A participant may elect to make contributions each pay period in an amount not less than two percent of the participant's monthly compensation, with no dollar minimum, subject to a monthly limitation equal to twenty percent of his base monthly earnings or such other amount established by the finance and benefits committee of our board of directors, taking into account a "maximum share limitation." The maximum share limitation is the number of ordinary shares derived by dividing $25,000 by the fair market value, as defined below, of ordinary shares determined as of the first trading day of the plan year. The contributions will be held in trust during a plan year, and interest will be credited to the participant's account. Unless a participant elects otherwise, the dollar amount in the participant's account at the end of the plan year will then be used to purchase as many whole ordinary shares as the funds in his or her account will allow subject to the maximum share limitation. The purchase price for the stock will be 85 percent of the lesser of (1) its fair market value on the first trading day of the plan year or (2) its fair market value on the last trading day of the plan year. "Fair market value" means the closing composite sales price per ordinary share on the New York Stock Exchange on the applicable date. Any cash remaining in the participant's account is refunded to the participant unless the finance and benefits committee of the board of directors decides, in its discretion, to carry over the excess enrollments to the following plan year.

If the participant elects not to purchase ordinary shares at the end of the plan year, such participant will receive a return of his or her payroll deductions during the plan year plus the interest accrued on such deductions. At the end of each plan year, participants will receive a statement of their account balances, including interest earned and the number of whole ordinary shares purchased and in the accounts. Any dividends on ordinary shares held in a participant's account will be credited to his or her account. A participant may elect to withdraw his or her entire contributions for the current year from the stock purchase plan at any time prior to the purchase of our ordinary shares. Any participant who so elects will receive his or her entire account balance, including interest and dividends, if any. A participant who suspends his or her payroll deductions or withdraws contributions cannot resume participation in the stock purchase plan during that plan year and must reenroll in the stock purchase plan the following year in order to participate. A participant may also elect at any time to withdraw ordinary shares held in his or her account for at least one year. Although the plan provides that a participant may not sell ordinary shares held in the participant's account for less than three months, this restriction has been waived by the finance and benefits committee. In the event of a participant's death, amounts credited to his or her account, including interest and dividends, if applicable, will be paid in cash, and a certificate for any ordinary shares will be delivered to his or her designated beneficiaries or other legal representative.

Our board of directors generally may amend or terminate the stock purchase plan at any time, provided that approval of our shareholders must be obtained for any amendment to the stock purchase plan if required under Section 423 of U.S. Internal Revenue Code or any other applicable law or regulation. Section 423 of the U.S. Internal Revenue Code currently requires shareholder approval of a plan amendment that would change the number of shares reserved for issuance under the stock purchase plan. The shares to be issued pursuant to the stock purchase plan may be ordinary shares held in treasury or authorized but unissued ordinary shares.

The amount and type of awards to be granted in the future under the stock purchase plan to the named executive officers, to all executive officers as a group and to all other employees are not currently determinable.

U.S. Federal Income Tax Consequences

The following is a summary of the general rules of present U.S. federal income tax law relating to the tax treatment of the ordinary shares purchased under the stock purchase plan. The discussion is general in nature and does not take into account a number of considerations that may apply based on the circumstances of a particular participant under the stock purchase plan, including the possibility that a participant may not be subject to U.S. federal income taxation. When the term "we," "our" or "our company" is used in this section, the term is understood to mean a principal U.S. operating subsidiary of Transocean.

The stock purchase plan is intended to qualify as an "employee stock purchase plan" under the provisions of Section 423 of the U.S. Internal Revenue Code. A participant under the stock purchase plan is not subject to U.S. federal income taxation when ordinary shares are purchased under the plan, even though such shares are purchased at 85% of the lesser of the fair market value on the first trading day of the calendar year or the fair market value on the last trading day of the calendar year. A participant, however, will recognize taxable ordinary income upon disposition of the ordinary shares acquired under the stock purchase plan if such shares are disposed of in a "disqualifying disposition," which is a disposition of the shares before the later of (1) two years from the date a right to purchase stock was issued under the plan or (2) one year from the date that shares acquired under the plan were transferred to the participant. This taxable income will be recognized in the year of the disqualifying disposition and will equal the amount by which the fair market value of the shares on the purchase date exceeds the purchase price of the shares, but in no event will the income recognized exceed the sales proceeds for such shares reduced by the purchase price for such shares. Any additional gain or loss recognized on the disqualifying disposition of the shares will be short-term or long-term capital gain or loss, depending on the length of time the participant has held the shares after the exercise of the purchase right. If a participant sells or otherwise disposes of his or her shares after the above holding period so that there is no disqualifying disposition or in the event of a participant's death (whenever occurring), the participant (or the participant's estate in the event of death) would realize ordinary income, in the year of the qualifying disposition, equal to the lesser of (1) the excess of the fair market value of the shares at the time of the disposition over the purchase price or (2) the excess of the fair market value of the shares at the time the purchase right was granted over the purchase price. Any additional gain or loss recognized on the qualifying disposition of the shares will be long-term capital gain or loss. If a participant sells the ordinary shares acquired under the stock purchase plan, assuming there is no disqualifying disposition, any difference between the amount realized in the sale and the participants' tax basis in the shares (which would include any ordinary income recognized with respect to the shares) is taxed as long-term or short-term capital gain or loss, provided the shares are held as a capital asset on the date of sale, and depending on the participant's holding period for the shares.

We are entitled to a deduction for U.S. federal income tax purposes for dispositions of shares acquired by a participant in the stock purchase plan only to the extent that the participant realizes ordinary income as a result of a disqualifying disposition of shares acquired under the stock purchase plan. Any such deduction is subject to the limitations of Section 162(m) of the U.S. Internal Revenue Code.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning securities authorized for issuance under our equity compensation plans as of December 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1) (2) (3)	15,321,338	$28.32	9,524,305
Equity compensation plans not approved by security holders (4) ..	—	—	—
Total...............................	15,321,338	$28.32	9,524,305

(1) Includes 6,520,018 shares to be issued upon exercise of options with a weighted average exercise price of 23.64 that were granted under (a) our Sedco Forex Employees Option Plan in connection with the Sedco Forex merger, which was approved by our shareholders, and (b) equity compensation plans of R&B Falcon assumed by us in connection with the R&B Falcon merger, which was approved by our shareholders.

(2) In addition to stock options, we are authorized to grant awards of restricted stock under our Long Term Incentive Plan, and 4,447,991 ordinary shares are available for future issuance pursuant to grants of restricted stock under this plan.

(3) Includes 1,217,314 contingent, performance-based options and 1,489,703 shares relating to contingent, performance-based restricted share awards in 2003 and 2004 that are earnable based on the achievement of certain performance targets. The actual number of options retained and restricted shares to be issued will be determined upon completion of the two-year performance period.

(4) Does not include any shares that may be distributed under our deferred compensation plan, which has not been approved by our shareholders. Under this plan, our directors may defer any fees or retainers by investing those amounts in Transocean ordinary share equivalents or in other investments selected by the administrative committee. Amounts that are invested in the ordinary share equivalents at the time of distribution are distributed in ordinary shares. There is no limit on the number of shares directors may acquire under this plan. As of December 31, 2004, our directors had purchased 18,256 Transocean ordinary share equivalents under this plan.

SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected Ernst & Young LLP as our independent registered public accounting firm for the 2005 calendar year. Ernst & Young LLP served as our independent registered public accounting firm for the 2004 calendar year. Although the selection and appointment of an independent registered public accounting firm is not required to be submitted to a vote of shareholders, the Audit Committee recommended that this appointment be submitted to our shareholders for approval. Approval of our appointment of Ernst & Young LLP to serve as independent registered public accounting firm for the year 2005 requires the affirmative vote of holders of at least a majority of the ordinary shares present in person or by proxy at the meeting and entitled to vote on the matter. If the shareholders do not approve the appointment of Ernst & Young LLP, our Audit Committee will consider the appointment of another independent registered public accounting firm. A representative of Ernst & Young LLP is expected to be present at the annual general meeting with the opportunity to make a statement if so desired and to respond to appropriate questions.

FEES PAID TO ERNST & YOUNG LLP

Ernst & Young LLP Audit Fees for each of the fiscal years 2004 and 2003 and Audit-Related Fees, Tax Fees and Total of All Other Fees for services rendered in 2004 and 2003 are as follows, as described below:

	Audit Fees (1)	Audit-Related Fees (2)	Tax Fees (3)	Total of All Other Fees (4)
Fiscal year 2004	$6,238,012	$562,888	$1,984,788	—
Fiscal year 2003	$1,885,166	$1,080,696	$1,928,942	$8,000

(1) The audit fees include those associated with our annual audit, reviews of our quarterly reports on Form 10-Q, statutory audits of our subsidiaries, services associated with documents filed with the SEC and audit consultations. It includes approximately $4.1 million of fees related to the Section 404 attestation of management reports on internal controls for the fiscal year 2004.

(2) The audit-related fees include TODCO audits and related accounting consultations until its deconsolidation, other non-statutory audits of subsidiaries or companies in which we have an investment, other accounting consultations and employee benefit plan audits.

(3) Tax fees were for tax preparation, compliance and tax advice. We incurred approximately $0.9 million and $1 million of tax compliance and preparation fees for the years 2004 and 2003, respectively.

(4) "All other fees" incurred in 2003 were those for the provision of temporary offices and office services.

The audit committee pre-approves all auditing services, review or attest engagements and permitted non-audit services to be performed by our independent registered public accounting firm, subject to some de minimis exceptions for non-audit services which are approved by the audit committee prior to the completion of the annual audit. No non-audit services were performed under the de minimis exception during 2004. The audit committee has considered whether the provision of services rendered in 2004 other than the audit of our financial statements and reviews of quarterly financial statements was compatible with maintaining the independence of Ernst & Young LLP and determined that the provision of such services was compatible with maintaining such independence.

The audit committee has adopted policies and procedures for pre-approving all audit and non-audit services performed by the independent registered public accounting firm. The policy requires advance approval by the audit committee of all audit and non-audit work. Unless the specific service has been previously pre-approved with respect to the 12 month period following the advance approval, the audit committee must approve a service before the independent registered public accounting firm is engaged to perform the service. The audit committee has given advance approval for specified audit, audit-related and tax services for 2005. Requests for services that have received this pre-approval are subject to specified fee or budget restrictions as well as internal management controls.

HOUSEHOLDING

The SEC permits a single set of annual reports and proxy statements to be sent to any household at which two or more stockholders reside if they appear to be members of the same family. Each stockholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information stockholders receive and reduces mailing and printing expenses. A number of brokerage firms have instituted householding.

As a result, if you hold your shares through a broker and you reside at an address at which two or more stockholders reside, you will likely be receiving only one annual report and proxy statement unless any stockholder at that address has given the broker contrary instructions. However, if any such beneficial stockholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, or if any such beneficial stockholder that elected to continue to receive separate annual reports or proxy statements wishes to receive a single annual report or proxy statement in the future, that stockholder should contact their broker or send a request to our corporate secretary at Eric B. Brown, Secretary, Transocean Inc., 4 Greenway Plaza, Houston, Texas 77046, telephone number (713) 232-7500. We will deliver, promptly upon written or oral request to the corporate secretary, a separate copy of the 2004 annual report and this proxy statement to a beneficial stockholder at a shared address to which a single copy of the documents was delivered.

2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS

At our last Annual General Meeting held on May 13, 2004, our shareholders:

- elected Robert L. Long, Martin B. McNamara, Robert M. Sprague and J. Michael Talbert as directors;
- approved the amendment of our Long-Term Incentive Plan to (1) increase the number of ordinary shares reserved for issuance to employees under the plan from 18,900,000 to 22,900,000, (2) increase the number of ordinary shares that may be issued to employees under the plan as restricted shares or deferred units from 2,000,000 to 6,000,000, (3) provide for the award of deferred units, (4) replace automatic awards to outside directors with discretionary awards that are determined by our board, (5) restate the performance criteria specified in the plan for certain types of awards, (6) allow net share counting in determining the number of shares available for issuance under the plan and (7) modify other provisions of the plan; and
- approved the appointment of Ernst & Young LLP as independent auditors for 2004.

Since the 2004 Annual General Meeting, our articles and memorandum of association have not been amended and no meetings of shareholders have been held.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals in the Proxy Statement. Rule 14a-8 under the Securities Exchange Act of 1934 addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. Under Rule 14a-8, in order for your proposals to be considered for inclusion in the proxy statement and proxy card relating to our 2006 annual general meeting, your proposals must be received at our principal executive offices, 4 Greenway Plaza, Houston, Texas 77046, by no later than November 18, 2005. However, if the date of the 2006 annual general meeting changes by more than 30 days from the anniversary of the 2005 annual general meeting, the deadline is a reasonable time before we begin to print and mail our proxy materials. We will notify you of this deadline in a Quarterly Report on Form 10-Q or in another communication to you. Shareholder proposals must also be otherwise eligible for inclusion.

Shareholder Proposals and Nominations for Directors to Be Presented at Meetings. If you desire to bring a matter before an annual general meeting and the proposal is submitted outside the process of Rule 14a-8, you must follow the procedures set forth in our articles of association. Our articles of association provide generally that, if you desire to propose any business at an annual general meeting, you must give us written notice not less than 90 days prior to the anniversary of the originally scheduled date of the immediately preceding annual general meeting. However, if the date of the forthcoming annual general meeting is more than 30 days before or after that anniversary date, the deadline is the close of business on the tenth day after we publicly disclose the meeting date. The deadline under our articles of association for submitting proposals will be February 11, 2006 for the 2006 annual general meeting unless it is more than 30 days before or after the anniversary of the 2005 annual general meeting. Your notice must set forth:

- a brief description of the business desired to be brought before the meeting and the reasons for conducting the business at the meeting;

- your name and address;

- a representation that you are a holder of record of our ordinary shares entitled to vote at the meeting, or if the record date for the meeting is subsequent to the date required for shareholder notice, a representation that you are a holder of record at the time of the notice and intend to be a holder of record on the date of the meeting, and, in either case, intend to appear in person or by proxy at the meeting to propose that business; and

- any material interest you have in the business.

If you desire to nominate directors at an annual general meeting, you must give us written notice within the time period described in the preceding paragraph. If you desire to nominate directors at an extraordinary general meeting at which the board of directors has determined that directors will be elected, you must give us written notice by the close of business on the tenth day following our public disclosure of the meeting date. Notice must set forth:

- your name and address and the name and address of the person or persons to be nominated;

- a representation that you are a holder of record of our ordinary shares entitled to vote at the meeting or, if the record date for the meeting is subsequent to the date required for that shareholder notice, a representation that you are a holder of record at the time of the notice and intend to be a holder of record on the date of the meeting and, in either case, setting forth the class and number of shares so held, including shares held beneficially;

- a representation that you intend to appear in person or by proxy as a holder of record at the meeting to nominate the person or persons specified in the notice;

- a description of all arrangements or understandings between you and each nominee you proposed and any other person or persons under which the nomination or nominations are to be made by you;

- any other information regarding each nominee you proposed that would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission; and

- the consent of each nominee to serve as a director if so elected.

The chairman of the meeting may refuse to transact any business or to acknowledge the nomination of any person if you fail to comply with the foregoing procedures.

You may obtain a copy of our articles of association, in which these procedures are set forth, upon written request to Eric B. Brown, Secretary, Transocean Inc., 4 Greenway Plaza, Houston, Texas 77046.

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TRANSOCEAN INC.

PROPOSED AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

(As Amended and Restated Effective May 12, 2005)

1. Purpose

The Transocean Inc. Employee Stock Purchase Plan (the "Plan") is designed to encourage and assist all eligible employees of Transocean Inc., a Cayman Islands exempted company limited by shares ("Transocean") and Subsidiaries (as defined in Section 4) (hereinafter collectively referred to as the "Company"), where permitted by applicable laws and regulations, to acquire an equity interest in Transocean through the purchase of ordinary shares, par value US$.01 per share, of Transocean ("Ordinary Shares"). It is intended that this Plan shall constitute an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended (the "Code").

2. Administration of the Plan

The Plan shall be administered and interpreted by the Administrative Committee (the "Committee") appointed by the Finance and Benefits Committee of the Board of Directors of Transocean (the "Board"), which Committee shall consist of at least two (2) persons. The Committee shall supervise the administration and enforcement of the Plan according to its terms and provisions and shall have all powers necessary to accomplish these purposes and discharge its duties hereunder including, but not by way of limitation, the power to (i) employ and compensate agents of the Committee for the purpose of administering the accounts of participating employees; (ii) construe or interpret the Plan; (iii) determine all questions of eligibility; and (iv) compute the amount and determine the manner and time of payment of all benefits according to the Plan.

The Committee may act by decision of a majority of its members at a regular or special meeting of the Committee or by decision reduced to writing and signed by a majority of the members of the Committee without holding a formal meeting. The Committee may delegate its duties and authority under this Plan to one or more officers of the Company, and actions taken by such duly authorized officers shall be deemed to be actions of the Committee.

3. Nature and Number of Shares

The Ordinary Shares subject to issuance under the terms of the Plan shall be shares of Transocean's authorized but unissued Ordinary Shares, previously issued Ordinary Shares reacquired and held by or on behalf of the Company or Ordinary Shares purchased on the open market. The aggregate number of Ordinary Shares which may be issued under the Plan shall not exceed three million five hundred thousand (3,500,000) Ordinary Shares. All Ordinary Shares purchased under the Plan, regardless of source, shall be counted against the three million five hundred thousand (3,500,000) Ordinary Share limitation.

In the event of any scheme of arrangement, reorganization, share split, reverse share split, share dividend, combination of shares, merger, consolidation, offering of rights or other similar change in the capital structure of Transocean, the Committee may make such adjustment, if any, as it deems appropriate in the number, kind and purchase price of the Ordinary Shares available for purchase under the Plan and in the maximum number of Ordinary Shares which may be issued under the Plan, subject to the approval of the Board and in accordance with Section 19.

4. Eligibility Requirements

Each "Employee" (as hereinafter defined), except as described in the next following paragraph, shall become eligible to participate in the Plan in accordance with Section 5 on the first "Enrollment Date" (as defined therein) following employment by the Company. Participation in the Plan is voluntary.

The following Employees are not eligible to participate in the Plan:

(i) Employees who would, immediately upon enrollment in the Plan, own directly or indirectly, or hold options or rights to acquire, an aggregate of five percent (5%) or more of the total combined voting power or value of all outstanding shares of all classes of the Company or any Subsidiary (in determining share ownership of an individual, the rules of Section 424(d) of the Code shall be applied, and the Committee may rely on representations of fact made to it by the employee and believed by it to be true);

(ii) Employees of Transocean who are customarily employed for less than twenty (20) hours per week or less than five (5) months in any calendar year;

(iii) Employees of any Subsidiary who are excluded under the terms of any agreement evidencing the adoption of the Plan;

(iv) Employees who reside in a country in which the Plan fails to meet applicable legal and regulatory requirements or in a country whose laws make participation impractical; and

(v) Employees who are not employed by a Participating Subsidiary (as listed in Appendix A).

"Employee" shall mean any individual employed by Transocean or any Subsidiary (as hereinafter defined). "Eligible Employee" shall mean any Employee who has met the eligibility requirements in this Section 4 and is eligible to participate in the Plan. "Subsidiary" shall mean any corporation (a) which is in an unbroken chain of corporations beginning with Transocean if each of the corporations other than the last corporation in the chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in the chain. "Participating Subsidiary" shall mean a Subsidiary that has adopted the Plan with the approval of the Committee (as listed in Appendix A). "Non-Participating Subsidiary" shall mean a Subsidiary that has not adopted the Plan.

5. Enrollment

Each Eligible Employee of Transocean or a Participating Subsidiary may enroll in the Plan on the first January 1 following the date he first meets the eligibility requirements of Section 4.

Any Eligible Employee not enrolling in the Plan when first eligible may enroll in the Plan on any subsequent January 1. Any Eligible Employee may enroll or re-enroll in the Plan on the dates hereinabove prescribed or such other specific dates established by the Committee from time to time ("Enrollment Dates"). In order to enroll, an Eligible Employee must complete the enrollment procedures designated by the Committee as of the designated date for the following Purchase Period (as defined in Section 6).

6. Method of Payment

Payment for shares is to be made as of the applicable "Purchase Date" (as defined in Section 9) through payroll deductions on an after-tax basis (with no right of prepayment) over the Purchase Period, with the first such deduction commencing with the first payroll period ending or as soon as administratively possible, after the Enrollment Date. "Purchase Period" under the Plan shall mean each period of one (1) year beginning on each January 1 and ending on the following December 31 or such other period as the Committee may prescribe. Each Eligible Employee who is enrolled in the Plan (hereinafter referred to as a "Participant") will authorize such deductions from his pay for each month during the Purchase Period, and such amounts will be deducted in conformity with his employer's payroll deduction schedule.

Each Participant may elect to make contributions each pay period in amounts not less than two percent (2%) of the Participant's monthly compensation (with no dollar minimum), not to exceed a monthly contribution equal to twenty percent (20%) of the Participant's monthly compensation (or such other dollar amounts as the Committee may establish from time to time before an Enrollment Date for all purchases to occur during the relevant Purchase Period). A Participant's monthly compensation includes base pay and overtime pay associated with base pay, but excludes bonus pay, premium and any type of special pay and overtime associated with premium or special pay. In establishing other dollar amounts of permitted contributions, the Committee may take into account the "Maximum Share Limitation" (as defined in Section 8). The rate of contribution shall be designated by the Participant in the enrollment form or other media approved by the Committee.

A Participant may elect to increase or decrease the rate of contribution effective as of the first day of the Purchase Period by giving prior notice to the person or entity designated by the Committee on the appropriate form or other media approved by the Committee. A Participant may not elect to increase or decrease the rate of contribution during a Purchase Period.

A Participant may suspend payroll deductions at any time during the Purchase Period by giving prior notice to the person or entity designated by the Committee on the appropriate form or other media approved by the Committee. If a Participant elects to suspend his payroll deductions, such Participant's account will continue to accrue interest and will be used to purchase shares at the end of the Purchase Period. A Participant may also elect to withdraw his entire contributions for the current Purchase Period in accordance with Section 8 by giving prior notice to the person or entity designated by the Committee on the appropriate form or other media approved by the Committee. Any Participant who withdraws his contributions will receive, as soon as practicable, his entire account balance, including interest and dividends, if any. Any Participant who suspends payroll deductions or withdraws contributions during any Purchase Period cannot resume payroll deductions during such Purchase Period and must re-enroll in the Plan in order to participate in the next Purchase Period.

Except in the case of cancellation of election to purchase, death, resignation or other terminating event, the amount in a Participant's account at the end of the Purchase Period will be applied to the purchase of Ordinary Shares.

7. Crediting of Contributions, Interest and Dividends

Contributions shall be credited to a Participant's account as soon as administratively feasible after payroll withholding. Unless otherwise prohibited by laws and regulations, Participant contributions will receive interest at a rate realized for the investment vehicle or vehicles designated by the Committee for purposes of the Plan. Interest will be credited to a Participant's account from the first date on which such Participant's contributions are deposited with the investment vehicle until the earlier of (i) the end of the Purchase Period or (ii) in the event of cancellation, death, resignation or other terminating event, the last day for which interest is allocated for such investment vehicle prior to the date on which such contributions are returned to the Participant.

Dividends on shares held in a Participant's account in the Plan will be invested in Ordinary Shares under the Company's Shareholder Dividend Reinvestment Plan. Any such contributions, interest and dividends shall be deposited in or held by a bank or financial institution designated by the Committee for this purpose (the "Custodian").

8. Grant of Right to Purchase Shares on Enrollment

Enrollment in the Plan by an Eligible Employee on an Enrollment Date will constitute the grant by the Company to the Participant of the right to purchase Ordinary Shares under the Plan. Re-enrollment by a Participant in the Plan will constitute a grant by the Company to the Participant of a new opportunity to purchase shares on the Enrollment Date on which such re-enrollment occurs. A Participant who has not (a) terminated employment, (b) withdrawn his contributions from the Plan, or (c) notified the Company in writing, by December 1 (or such date as the Committee shall establish), of his election to withdraw his payroll deductions plus interest as of December 31, will have Ordinary Shares purchased for him on the applicable Purchase Date. In addition, a Participant who has not (a) terminated employment, (b) withdrawn his contributions from the Plan, (c) notified the Company in writing to stop his contributions to the Plan or (d) transferred to a Non-Participating Subsidiary, will automatically be re-enrolled in the Plan on the Enrollment Date immediately following the Purchase Date on which such purchase has occurred, unless each Participant notifies the person designated by the Committee on the appropriate form or other media approved by the Committee that he elects not to re-enroll.

Each right to purchase Ordinary Shares under the Plan during a Purchase Period shall have the following terms:

(i) the right to purchase Ordinary Shares during a particular Purchase Period shall expire on the earlier of: (A) the completion of the purchase of shares on the Purchase Date occurring in the Purchase Period, or (B) the date on which participation of such Participant in the Plan terminates for any reason;

(ii) payment for shares purchased will be made through payroll withholding and the crediting of interest and dividends, if applicable, in accordance with Sections 6 and 7;

(iii) purchase of shares will be accomplished only in accordance with Section 9;

(iv) the price per share will be determined as provided in Section 9;

(v) the right to purchase shares (taken together with all other such rights then outstanding under this Plan and under all other similar stock purchase plans of Transocean or any Subsidiary) will in no event give the Participant the right to purchase a number of shares during a calendar year in excess of the number of Ordinary Shares derived by dividing twenty-five thousand dollars (US$25,000) by the fair market value of the Ordinary Shares (the "Maximum Share Limitation") on the applicable Grant Date determined in accordance with Section 9; and

(vi) the right to purchase shares will in all respects be subject to the terms and conditions of the Plan, as interpreted by the Committee from time to time.

9. Purchase of Shares

The right to purchase Ordinary Shares granted by the Company under the Plan is for the term of a Purchase Period. The fair market value of the Ordinary Shares ("Fair Market Value") to be purchased during such Purchase Period will be the closing composite sales price per Ordinary Share in the New York Stock Exchange Composite Transactions Quotations on the first trading day of the calendar month of January, or such other trading date designated by the Committee (the "Grant Date).

The Fair Market Value of the Ordinary Shares will again be determined in the same manner on the last trading day of the calendar month of December, or such other trading date designated by the Committee (the "Purchase Date"); however, in no event shall the Committee, in the exercise of its discretion, designate a Purchase Date beyond twelve (12) months from the related Enrollment Date or otherwise fail to meet the requirements of Section 423(b)(7) of the Code. These dates constitute the date of grant and the date of exercise for valuation purposes of Section 423 of the Code.

As of the Purchase Date, the Committee shall apply the funds then credited to each Participant's account to the purchase of Ordinary Shares. The cost to the Participant for the shares purchased during a Purchase Period shall be the lower of:

(i) eighty-five percent (85%) of the Fair Market Value of Ordinary Shares on the Grant Date; or

(ii) eighty-five percent (85%) of the Fair Market Value of Ordinary Shares on the Purchase Date.

Certificates evidencing shares purchased shall be delivered to the Custodian or to any other bank or financial institution designated by the Committee for this purpose or delivered to the Participant (if the Participant has terminated employment for any reason and has elected by notice to the Committee to receive the certificate) as soon as administratively feasible after the Purchase Date; however, certificates shall not be delivered to the Participant within one (1) year of the Purchase Date of the underlying shares, except as otherwise provided herein. Notwithstanding the foregoing, Participants shall be treated as the record owners of their shares effective as of the

Purchase Date. Shares that are held by the Custodian, or any other designated bank or financial institution, shall be held in book entry form. Until such certificates are distributed to the Participant, the Participant will not be permitted to transfer ownership of the certificates except as contemplated by Section 10 or Section 14 of the Plan. Any Participant who terminates employment will receive a certificate for the number of shares held in his account and a cash refund attributable to amounts equal to less than the price of a whole share, and any accumulated contributions, dividends and interest.

If for any reason the purchase of shares with a Participant's allocations to the Plan exceeds or would exceed the Maximum Share Limitation, such excess amounts shall be refunded to the Participant as soon as practicable after such excess has been determined to exist.

If as of any Purchase Date the shares authorized for purchase under the Plan are exceeded, enrollments shall be reduced proportionately to eliminate the excess. Any funds that cannot be applied to the purchase of shares due to excess enrollment shall be refunded as soon as administratively feasible, including interest determined in accordance with Section 7. The Committee in its discretion may also provide that excess enrollments may be carried over to the next Purchase Period under this Plan or any successor plan according to the regulations set forth under Section 423 of the Code.

10. Withdrawal of Shares and Sale of Shares

(a) A Participant may elect to withdraw at any time (without withdrawing from participation in the Plan) shares which have been held in his account for at least one (1) year by giving notice to the person or entity designated by the Committee on the appropriate form or other media approved by the Committee. Upon receipt of such notice from the person designated by the Committee, the Custodian, bank or other financial institution designated by the Committee for this purpose will arrange for the issuance and delivery of such shares held in the Participant's account as soon as administratively feasible.

(b) Notwithstanding anything in the Plan to the contrary, a Participant may sell shares which are held in his account, including shares which have been held in his account for less than one (1) year, by giving notice to the person or entity designated by the Committee on the appropriate form or other media approved by the Committee (the Committee reserves the right to require a 3-month holding period on all shares). Upon receipt of such notice from the person or entity designated by the Committee, the Custodian, bank or other financial institution designated by the Committee for this purpose will arrange for the sale of such Participant's shares. Any sale will be deemed to occur as soon as practicable after the Participant provides such notice to the person or entity designated by the Committee. The proceeds of any sale under this subsection 10(b), less any associated commissions or required withholding for taxes, shall be paid to the Participant as soon as practicable after the sale.

11. Termination of Participation

The right to participate in the Plan terminates immediately when a Participant ceases to be employed by the Company or a Participating Subsidiary for any reason whatsoever (including death, resignation or other terminating event). As soon as administratively feasible after termination of participation due to cessation of employment, the Committee shall pay to the Participant or his beneficiary or legal representative all amounts credited to his account, including interest and dividends, if applicable, determined in accordance with Section 7, and shall cause a certificate for the number of shares held in his account to be delivered to the Participant, subject to the restrictions in Section 9. If a Participant ceases to be employed by the Company or a Participating Subsidiary and is rehired, he must wait for the next Enrollment Date to enroll again.

Participation also terminates immediately when the Participant voluntarily withdraws his contributions from the Plan.

Participation terminates immediately after the Purchase Date if the Participant becomes ineligible for any reason, other than termination of employment, during the Purchase Period or the Participant suspended payroll deductions during the Purchase Period and has not re-enrolled in the Plan for the next Purchase Period.

For purposes of the Plan, a Participant is not deemed to have terminated his employment if he transfers employment from Transocean to a Subsidiary, or vice versa, or transfers employment between Subsidiaries including a Non-Participating Subsidiary. A Participant who transfers to a Non-Participating Subsidiary may elect to withdraw his contributions from the Plan at that time or allow the contributions to remain in the Plan, accruing interest until the end of the Purchase Period. If the Participant elects to leave his contributions in the Plan, they will be used to purchase shares at the end of the Purchase Period and participation terminates immediately after the Purchase Date.

12. Unpaid Leave of Absence and Saving Plan Suspension

Unless the Participant has voluntarily withdrawn his contributions from the Plan, shares will be purchased for his account on the Purchase Date next following commencement of an unpaid leave of absence or suspension due to a hardship withdrawal from the Transocean U.S. Savings Plan by such Participant, provided such leave or suspension does not constitute a termination of employment. The number of shares to be purchased will be determined by applying to the purchase the amount of the Participant's contributions made up to the commencement of such unpaid leave of absence or suspension plus interest on such contributions and dividends, if applicable, both determined in accordance with Section 7. In addition, the Participant will automatically resume payroll deductions when eligible employment is resumed or the suspension ends (unless he has elected to stop contributions to the Plan) provided such leave or suspension did not constitute a termination of employment.

13. Designation of Beneficiary

Each Participant may designate one or more beneficiaries in the event of death and may, in his sole discretion, change such designation at any time. Any such designation shall be effective upon receipt by the person or entity designated by the Committee and shall control over any disposition by will or otherwise.

As soon as administratively feasible after the death of a Participant, amounts credited to his account, including interest and dividends, if applicable, determined in accordance with Section 7, shall be paid in cash and a certificate for any shares shall be delivered to the Participant's designated beneficiaries or, in the absence of such designation, to the Participant's surviving spouse. If the Participant has not designated a beneficiary and is not married at the time of death, the cash and certificate shall be delivered to his surviving child(ren) or to the executor, administrator or other legal representative of the Participant's estate if the Participant has no surviving child(ren). Such payment shall relieve the Company of further liability to the deceased Participant with respect to the Plan. If more than one beneficiary is designated, each beneficiary shall receive an equal portion of the account unless the Participant has given express contrary instructions.

14. Assignment

Except as provided in Section 13, the rights of a Participant under the Plan will not be assignable or otherwise transferable by the Participant, other than by will or the laws of descent and distribution or pursuant to a "qualified domestic relations order," as defined in Section 414(p) of the Code. No purported assignment or transfer of such rights of a Participant under the Plan, whether voluntary or involuntary, by operation of law or otherwise, shall vest in the purported assignee or transferee any interest or right therein whatsoever, but immediately upon such assignment or transfer, or any attempt to make the same, such rights shall terminate and become of no further effect. If this provision is violated, the Participant's election to purchase Ordinary Shares shall terminate, and the only obligation of the Company remaining under the Plan will be to pay to the person entitled thereto the amount then credited to the Participant's account. No Participant may create a lien on any funds, securities, rights or other property held for the account of the Participant under the Plan, except to the extent that there has been a designation of beneficiaries in accordance with the Plan, and except to the extent permitted by will or the laws of descent and distribution if beneficiaries have not been designated. A Participant's right to purchase shares under the Plan shall be exercisable only during the Participant's lifetime and only by him.

15. Costs

All costs and expenses incurred in administering this Plan shall be paid by the Company. Any brokerage fees for the sale of shares purchased under the Plan shall be paid by the Participant.

16. Reports

At the end of each Purchase Period, the Company shall provide or cause to be provided to each Participant a report of his contributions, including interest earned, and the number of Ordinary Shares purchased with such contributions by that Participant on each Purchase Date.

17. Equal Rights and Privileges

All Eligible Employees shall have equal rights and privileges with respect to the Plan to the extent necessary to enable the Plan to qualify for U.S. tax purposes as an "employee stock purchase plan" within the meaning of Section 423 or any successor provision of the Code and related regulations. Any provision of the Plan which is inconsistent with Section 423 or any successor provision of the Code shall without further act or amendment by the Company be reformed to comply with the requirements of Section 423. This Section 17 shall take precedence over all other provisions in the Plan.

18. Rights as Shareholders

A Participant will have no rights as a shareholder under the election to purchase until he becomes a shareholder as herein provided. A Participant will become a shareholder with respect to shares for which payment has been completed as provided in Section 9 at the close of business on the last business day of the Purchase Period.

19. Modification and Termination

The Company, by action of the Board or by action of the Finance and Benefits Committee of the Board, may at any time and from time to time amend or terminate this Plan. Notwithstanding the foregoing, the Committee may amend the Plan by its own action if any such amendment is necessary for the Plan to meet applicable legal requirements, to modify the administrative provisions of the Plan or to make any other change which does not materially increase Plan costs or substantially modify the eligibility, vesting or benefit provisions of the Plan.

No amendment shall be effective unless within one (1) year after it is adopted by the Board, it is approved by the holders of Transocean's outstanding shares if and to the extent such amendment is required to be approved by shareholders in order to cause the rights granted under the Plan to purchase Ordinary Shares to meet the requirements of Section 423 of the Code (or any successor provision).

The Plan shall terminate after all Ordinary Shares issued under the Plan have been purchased, unless terminated earlier by the Board or unless additional Ordinary Shares are issued under the Plan with the approval of the shareholders. In the event the Plan is terminated, the Committee may elect to terminate all outstanding rights to purchase shares under the Plan either immediately or upon completion of the purchase of shares on the next Purchase Date, unless the Committee has designated that the right to make all such purchases shall expire on some other designated date occurring prior to the next Purchase Date. If the rights to purchase shares under the Plan are terminated prior to expiration, all funds contributed to the Plan which have not been used to purchase shares shall be returned to the Participants as soon as administratively feasible, including interest and dividends, if applicable, determined in accordance with Section 7.

20. Board and Shareholder Approval; Effective Date

The Plan was originally adopted by the Board on March 12, 1998 and was effective immediately on such date. The Plan was originally approved by shareholders at the 1998 annual meeting. The Plan was amended and restated effective January 1, 2000. The Plan was again amended and restated effective May 8, 2003, subject to shareholder approval (which was obtained at the shareholder's meeting held on May 8, 2003) of an increase in the number of Ordinary Shares reserved for issuance under the Plan. This amendment and restatement of the Plan shall be effective as of May 12, 2005, subject to shareholder approval (which was obtained at the shareholder's meeting held on May 12, 2005).

21. Governmental Approvals or Consents

This Plan and any offering or sale made to Eligible Employees under it are subject to any governmental approvals or consents that may be or become applicable in connection therewith. Subject to the provisions of Section 19, the Board may make such changes in the Plan and include such terms in any offering under the Plan as may be desirable to comply with the rules or regulations of any governmental authority.

22. Listing of Shares and Related Matters

If at any time the Board or the Committee shall determine, based on opinion of legal counsel, that the listing, registration or qualification of the shares covered by the Plan upon any national securities exchange or reporting system or under any state or federal law is necessary or desirable as a condition of, or in connection with, the sale or purchase of shares under the Plan, no shares will be sold, issued or delivered unless and until such listing, registration or qualification shall have been effected or obtained, or otherwise provided for, free of any conditions not acceptable to legal counsel.

23. Employment Rights

The Plan shall neither impose any obligation on Transocean or on any Subsidiary to continue the employment of any Participant, nor impose any obligation on any Participant to remain in the employ of Transocean or of any Subsidiary.

24. Withholding of Taxes

The Committee may make such provisions as it may deem appropriate for the withholding of any taxes which it determines is required in connection with the purchase of Ordinary Shares under the Plan.

25. Subsidiary Terms

In addition to changes in eligibility requirements, the Participating Subsidiaries may make changes in the terms of this Plan applicable to their Eligible Employees as shall be acceptable to the Committee, provided that such changes do not cause the Plan to fail to comply with the requirements of Section 423 of the Code, to the extent it is applicable. All changes must be approved by the Committee and added as an Appendix to this document.

26. Governing Law

The Plan and rights to purchase shares that may be granted hereunder shall be governed by and construed and enforced in accordance with the laws of the State of Texas.

27. Use of Gender

The gender of words used in the Plan shall be construed to include whichever may be appropriate under any particular circumstances of the masculine, feminine or neuter genders.

28. Other Provisions

The agreements to purchase Ordinary Shares under the Plan shall contain such other provisions as the Committee and the Board shall deem advisable, provided that no such provision shall in any way be in conflict with the terms of the Plan.

IN WITNESS WHEREOF, this document has been executed effective as of May 12, 2005.

TRANSOCEAN INC.

By: ______________________________

Eric B. Brown
Senior Vice President, General Counsel &
Corporate Secretary

ANNUAL REPORT TO SHAREHOLDERS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to ______.

Commission file number 333-75899

TRANSOCEAN INC.
(Exact name of registrant as specified in its charter)

Cayman Islands **(State or other jurisdiction of incorporation or organization)**	**66-0582307** **(I.R.S. Employer Identification No.)**
4 Greenway Plaza **Houston, Texas** **(Address of principal executive offices)**	**77046** **(Zip Code)**

Registrant's telephone number, including area code: (713) 232-7500

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Exchange on which registered
Ordinary Shares, par value $0.01 per share	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer. Yes [x] No [ ]

As of June 30, 2004, 320,819,763 ordinary shares were outstanding and the aggregate market value of such shares held by non-affiliates was approximately $9.3 billion (based on the reported closing market price of the ordinary shares on such date of $28.94 and assuming that all directors and executive officers of the Company are "affiliates," although the Company does not acknowledge that any such person is actually an "affiliate" within the meaning of the federal securities laws). As of February 28, 2005, 324,073,235 ordinary shares were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be filed with the Securities and Exchange Commission within 120 days of December 31, 2004, for its 2004 annual general meeting of shareholders, are incorporated by reference into Part III of this Form 10-K.

TRANSOCEAN INC. AND SUBSIDIARIES
INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2004

PART I

ITEM 1. *Business*

Transocean Inc. (together with its subsidiaries and predecessors, unless the context requires otherwise, "Transocean," the "Company," "we," "us" or "our") is a leading international provider of offshore contract drilling services for oil and gas wells. As of February 28, 2005, we owned, had partial ownership interests in or operated 93 mobile offshore and barge drilling units. As of this date, our fleet included 32 High-Specification semisubmersibles and drillships ("floaters"), 24 Other Floaters, 26 Jackup Rigs and 11 Other Rigs.

Our mobile offshore drilling fleet is considered one of the most modern and versatile fleets in the world. Our primary business is to contract these drilling rigs, related equipment and work crews primarily on a dayrate basis to drill oil and gas wells. We specialize in technically demanding sectors of the offshore drilling business with a particular focus on deepwater and harsh environment drilling services. We also provide additional services, including integrated services. Our ordinary shares are listed on the New York Stock Exchange under the symbol "RIG."

The discussion of our business excludes TODCO (together with its subsidiaries and predecessors, unless the context requires otherwise, "TODCO"), a publicly traded company and a former wholly-owned subsidiary in which we now have a 22 percent interest and account for under the equity method of accounting. See "—Background of Transocean." TODCO's results of operations are included in our consolidated financial statements until December 17, 2004, when TODCO was deconsolidated. Any discussion of our consolidated financial results through December 16, 2004 includes TODCO.

Transocean Inc. is a Cayman Islands exempted company with principal executive offices in the U.S. located at 4 Greenway Plaza, Houston, Texas 77046. Our telephone number at that address is (713) 232-7500.

Background of Transocean

In June 1993, the Company then known as "Sonat Offshore Drilling Inc.," completed an initial public offering of approximately 60 percent of the outstanding shares of its common stock as part of its separation from Sonat Inc., and in July 1995 Sonat Inc. sold its remaining 40 percent interest in the Company through a secondary public offering. In September 1996, the Company acquired Transocean ASA, a Norwegian offshore drilling company, and changed its name to "Transocean Offshore Inc." On May 14, 1999, we completed a corporate reorganization by which we changed our place of incorporation from Delaware to the Cayman Islands.

In December 1999, we completed our merger with Sedco Forex Holdings Limited ("Sedco Forex"), the former offshore contract drilling business of Schlumberger Limited ("Schlumberger"). Effective upon the merger, we changed our name to "Transocean Sedco Forex Inc." On January 31, 2001, we completed our merger transaction (the "R&B Falcon merger") with R&B Falcon Corporation ("R&B Falcon"). At the time of the merger, R&B Falcon operated a diverse global drilling rig fleet, consisting of drillships, semisubmersibles, jackup rigs and other units in addition to the Gulf of Mexico Shallow and Inland Water segment fleet. R&B Falcon and the Gulf of Mexico Shallow and Inland Water segment later became known as TODCO and the TODCO segment, respectively. In preparation for the initial public offering discussed below, we transferred all assets and businesses out of R&B Falcon that were unrelated to the Gulf of Mexico Shallow and Inland Water business. In May 2002, we changed our name to "Transocean Inc."

In February 2004, we completed an initial public offering (the "TODCO IPO") of common stock of TODCO in which we sold 13.8 million shares of TODCO class A common stock, representing 23 percent of TODCO's total outstanding shares. In September 2004 and December 2004, respectively, we completed additional public offerings of TODCO common stock (respectively referred to as the "September TODCO Offering" and "December TODCO Offering" and, together with the TODCO IPO, the "TODCO Offerings"). We sold 17.9 million shares of TODCO class A common stock (30 percent of TODCO's total outstanding shares) in the September TODCO Offering and 15.0 million shares of TODCO class A common stock (25 percent of TODCO's total outstanding shares) in the December TODCO Offering. Prior to the December TODCO Offering, we held TODCO class B common stock, which was entitled to five votes per share (compared to one vote per share of TODCO class A common stock) and converted automatically into class A common stock upon any sale by us to a third party. In conjunction with the December TODCO Offering, we converted all of our remaining TODCO class B common stock not sold in the TODCO Offerings into shares of class A common stock. After the TODCO Offerings, we hold a 22 percent ownership and voting interest in TODCO, represented by 13.3 million shares of class A common stock.

We consolidated TODCO in our financial statements as a business segment through December 16, 2004 and that portion of TODCO that we did not own was reported as minority interest in our consolidated statements of operations and balance sheets. As a result of the conversion of the TODCO class B common stock into class A common stock, we no longer have a majority voting interest in TODCO and no longer consolidate TODCO in our financial statements but account for our remaining investment under the equity method of accounting.

Beginning December 17, 2004, we recorded our 22 percent interest in TODCO's net income as equity in earnings in our consolidated statement of operations. Our current intention is to dispose of our remaining interest in TODCO, which could be achieved through a number of possible transactions including additional public offerings, open market sales, sales to one or more third parties, a spin-off to our shareholders, split-off offerings to our shareholders that would allow for the opportunity to exchange our ordinary shares for shares of TODCO class A common stock or a combination of these transactions.

For information about the revenues, operating income, assets and other information relating to our business segments and the geographic areas in which we operate, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 21 to our consolidated financial statements included in Item 8 of this report. For information about the risks and uncertainties relating to our business, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors."

Drilling Fleet

We principally use three types of drilling rigs:

- drillships;
- semisubmersibles; and
- jackups.

Also included in our fleet are barge drilling rigs, tenders, a mobile offshore production unit and a platform drilling rig.

Most of our drilling equipment is suitable for both exploration and development drilling, and we normally engage in both types of drilling activity. Likewise, most of our drilling rigs are mobile and can be moved to new locations in response to client demand. All of our mobile offshore drilling units are designed for operations away from port for extended periods of time and most have living quarters for the crews, a helicopter landing deck and storage space for pipe and drilling supplies.

As of February 28, 2005, our fleet of 93 rigs included:

- 32 High-Specification Floaters, which are comprised of:
  - 13 Fifth-Generation Deepwater Floaters;
  - 15 Other Deepwater Floaters; and
  - four Other High-Specification Floaters;
- 24 Other Floaters;
- 26 Jackups; and
- 11 Other Rigs, which are comprised of:
  - four barge drilling rigs;
  - four tenders;
  - one platform drilling rig;
  - one mobile offshore production unit; and
  - one coring drillship.

As of February 28, 2005, our fleet was located in the U.S. Gulf of Mexico (13 units), Trinidad (one unit), Canada (one unit), Brazil (nine units), North Europe (17 units), the Mediterranean and Middle East (eight units), the Caspian Sea (one unit), Africa (14 units), India (11 units) and Asia and Australia (18 units).

We periodically review the use of the term "deepwater" in connection with our fleet. The term as used in the drilling industry to denote a particular segment of the market varies somewhat and continues to evolve with technological improvements. We generally view the deepwater market sector as that which begins in water depths of approximately 4,500 feet.

We categorize our fleet as follows: (i) "High-Specification Floaters" consisting of our "Fifth-Generation Deepwater Floaters," "Other Deepwater Floaters" and "Other High-Specification Floaters," (ii) "Other Floaters", (iii) "Jackups," and (iv) "Other Rigs." Within our High-Specification Floaters category, we consider our Fifth-Generation Deepwater Floaters to be the semisubmersibles *Deepwater Horizon, Cajun Express, Deepwater Nautilus, Sedco Energy* and *Sedco Express* and the drillships *Deepwater Discovery, Deepwater Expedition, Deepwater Frontier, Deepwater Millennium, Deepwater Pathfinder, Discoverer Deep Seas, Discoverer Enterprise,* and *Discoverer Spirit.* These rigs were built in the last construction cycle (approximately 1996 – 2001) and have high-pressure mud pumps and a water depth capability of 7,500 feet or greater. The Other Deepwater Floaters are generally those other semisubmersible rigs and drillships that have a water depth capacity of at least 4,500 feet. The Other High-Specification Floaters, built as fourth-generation rigs in the mid to late 1980's, are capable of drilling in harsh environments and have greater displacement than previously constructed rigs resulting in larger variable load capacity, more useable deck space and better motion characteristics. The Other Floaters category is generally comprised of those non-high-specification floaters with a water depth capacity of less than 4,500 feet. The Jackups category consists of our jackup fleet, and the Other Rigs category consists of other rigs that are of a different type or use. These categories reflect how we view, and how we believe our investors and the industry generally view, our fleet, and reflect our strategic focus on the ownership and operation of premium high-specification floating rigs and jackups.

Drillships are generally self-propelled, shaped like conventional ships and are the most mobile of the major rig types. All of our drillships are dynamically positioned, which allows them to maintain position without anchors through the use of their onboard propulsion and station-keeping systems. Some of our drillships can also be operated in a moored configuration. Drillships typically have greater load capacity than early generation semisubmersible rigs. This enables them to carry more supplies on board, which often makes them better suited for drilling in remote locations where resupply is more difficult. However, drillships are typically limited to calmer water conditions than those in which semisubmersibles can operate. Our three Enterprise-class drillships are equipped for dual-activity drilling, which is a well-construction technology we developed and patented that allows for drilling tasks associated with a single well to be accomplished in a parallel rather than sequential manner by utilizing two complete drilling systems under a single derrick. The dual-activity well-construction process is designed to reduce critical path activity and improve efficiency in both exploration and development drilling.

Semisubmersibles are floating vessels that can be submerged by means of a water ballast system such that the lower hulls are below the water surface during drilling operations. These rigs are capable of maintaining their position over the well through the use of an anchoring system or a computer controlled dynamic positioning thruster system. Some semisubmersible rigs are self-propelled and move between locations under their own power when afloat on pontoons although most are relocated with the assistance of tugs. Typically, semisubmersibles are better suited for operations in rough water conditions than drillships. Our three Express-class semisubmersibles are equipped with the unique tri-act derrick, which was designed to reduce overall well construction costs and effectively integrate new technology.

Jackup rigs are mobile self-elevating drilling platforms equipped with legs that can be lowered to the ocean floor until a foundation is established to support the drilling platform. Once a foundation is established, the drilling platform is then jacked further up the legs so that the platform is above the highest expected waves. These rigs are generally suited for water depths of 300 feet or less.

Rigs described in the following tables as "operating" are under contract, including rigs being mobilized under contract. Rigs described as "warm stacked" are not under contract and may require the hiring of additional crew, but are generally ready for service with little or no capital expenditures and are being actively marketed. Rigs described as "cold stacked" are not being actively marketed on short or near term contracts, generally cannot be reactivated upon short notice and normally require the hiring of most of the crew, a maintenance review and possibly significant refurbishment before they can be reactivated. Our cold stacked rigs and some of our warm stacked rigs would require additional costs to return to service. The actual cost, which could fluctuate over time, is dependent upon various factors, including the availability and cost of shipyard facilities, cost of equipment and materials and the extent of repairs and maintenance that may ultimately be required. For some of these rigs, the cost could be significant. We would take these factors into consideration together with market conditions, length of contract and dayrate and other contract terms in deciding whether to return a particular idle rig to service. We may consider marketing some of our cold stacked rigs for alternative uses, including as accommodation units, from time to time until drilling activity increases and we obtain drilling contracts for these units.

High-Specification Floaters (32)

The following tables provide certain information regarding our High-Specification fleet as of February 28, 2005:

Name	Type	Year Entered Service/ Upgraded(a)	Water Depth Capacity (in feet)	Drilling Depth Capacity (in feet)	Location	Customer	Estimated Expiration
Fifth-Generation Deepwater Floaters (13)							
Deepwater Discovery (c)...............	HSD	2000	10,000	30,000	Ivory Coast	Vanco	March 200
Deepwater Expedition (c)	HSD	1999	10,000	30,000	Brazil	Petrobras	October 20
Deepwater Frontier (c)	HSD	1999	10,000	30,000	Brazil	Petrobras	March 200
Deepwater Millennium (c)............	HSD	1999	10,000	30,000	U.S. Gulf	Anadarko	June 2005
					U.S. Gulf	Anadarko	December 20
Deepwater Pathfinder (c)	HSD	1998	10,000	30,000	Nigeria	Devon	April 2006
Discoverer Deep Seas (c) (f)	HSD	2001	10,000	35,000	U.S. Gulf	ChevronTexaco	January 20
					U.S. Gulf	ChevronTexaco	January 20
Discoverer Enterprise (c) (f)	HSD	1999	10,000	35,000	U.S. Gulf	BP	December 20
Discoverer Spirit (c) (f).................	HSD	2000	10,000	35,000	U.S. Gulf	Unocal	September 20
					U.S. Gulf	Shell	March 200
Deepwater Horizon (c)..................	HSS	2001	10,000	30,000	U.S. Gulf	BP	September 20
Cajun Express (c) (g)	HSS	2001	8,500	35,000	U.S. Gulf	Dominion	May 2005
					U.S. Gulf	ChevronTexaco	June 2007
Deepwater Nautilus (d)	HSS	2000	8,000	30,000	U.S. Gulf	Shell	September 20
					U.S. Gulf	Shell	September 20
Sedco Energy (c) (g)	HSS	2001	7,500	25,000	Nigeria	ChevronTexaco	March 200
Sedco Express (c) (g)	HSS	2001	7,500	25,000	Brazil	–	Shipyard
					Angola	BP	May 2008
Other Deepwater Floaters (15)							
Deepwater Navigator (c)...............	HSD	2000	7,200	25,000	Brazil	Petrobras	March 200
Discoverer 534 (c).........................	HSD	1975/1991	7,000	25,000	India	Reliance	March 200
Discoverer Seven Seas (c)	HSD	1976/1997	7,000	25,000	India	ONGC	February 20
Transocean Marianas	HSS	1979/1998	7,000	25,000	U.S. Gulf	Murphy	April 2005
					U.S. Gulf	BP	November 20
Sedco 707 (c)	HSS	1976/1997	6,500	25,000	Brazil	Petrobras	November 20
Jack Bates	HSS	1986/1997	5,400	30,000	Australia	Woodside	September 20
Peregrine I (c)	HSD	1982/1996	5,200	25,000	Brazil	Cold stacked	–
Sedco 709 (c)	HSS	1977/1999	5,000	25,000	Ivory Coast	CNR	April 2005
M. G. Hulme, Jr. (e)......................	HSS	1983/1996	5,000	25,000	Nigeria	Warm stacked	–
Transocean Richardson	HSS	1988	5,000	25,000	Ivory Coast	CNR	December 20
Jim Cunningham	HSS	1982/1995	4,600	25,000	Egypt	BG	August 200
Transocean Leader	HSS	1987/1997	4,500	25,000	Norway	Statoil	February 20
Transocean Rather	HSS	1988	4,500	25,000	U.K. North Sea	BP	October 200
					U.K. North Sea	BP	December 20
					U.K. North Sea	BP	February 20
Sovereign Explorer	HSS	1984	4,500	25,000	Venezuela	Statoil	March 2005
					Trinidad	BG	August 2005
Sedco 710 (c)	HSS	1983/2001	4,500	25,000	Brazil	Petrobras	October 200
Other High-Specification Floaters (4)							
Henry Goodrich	HSS	1985	2,000	30,000	Canada	Terra Nova	August 2005
Paul B. Loyd, Jr.	HSS	1990	2,000	25,000	U.K. North Sea	BP	March 2005
					U.K. North Sea	BP	March 2007
Transocean Arctic	HSS	1986	1,650	25,000	Norwegian N. Sea	Statoil	March 2006
Polar Pioneer	HSS	1985	1,500	25,000	Norwegian N. Sea	Statoil	July 2006

"HSD" means high-specification drillship.
"HSS" means high-specification semisubmersible.

(a) Dates shown are the original service date and the date of the most recent upgrade, if any.
(b) Expiration dates represent our current estimate of the earliest date the contract for each rig is likely to expire. Some rigs have two or more contracts in continuation, so the last line shows the last expected termination date. Some contracts may permit the client to extend the contract.
(c) Dynamically positioned.
(d) The *Deepwater Nautilus* is leased from its owner, an unrelated third party, pursuant to a fully defeased lease arrangement.
(e) The *M. G. Hulme, Jr.* is leased from its owner, an unrelated third party, under an operating lease as a result of a sale/leaseback transaction in November 1995. We have exercised the purchase option to reacquire the rig in the fourth quarter of 2005 (see "—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions and Dispositions").
(f) Enterprise-class rig.
(g) Express-class rig.

Other Floaters (24)

The following table provides certain information regarding our Other Floater drilling rigs as of February 28, 2005:

Name	Type	Year Entered Service/ Upgraded(a)	Water Depth Capacity (in feet)	Drilling Depth Capacity (in feet)	Location	Customer	Estimated Expiration (b)
Peregrine III (c)	OD	1976	4,200	25,000	U.S. Gulf	Cold stacked	–
Sedco 700	OS	1973/1997	3,600	25,000	Equatorial Guinea	Amerada Hess	January 2006
Transocean Amirante	OS	1978/1997	3,500	25,000	U.S. Gulf	ENI	August 2005
					U.S. Gulf	Remington	February 2006
Transocean Legend	OS	1983	3,500	25,000	Enroute to Singapore	Warm stacked	–
C. Kirk Rhein, Jr.	OS	1976/1997	3,300	25,000	U.S. Gulf	Cold stacked	–
Transocean Driller	OS	1991	3,000	25,000	Brazil	Petrobras	July 2006
Falcon 100	OS	1974/1999	2,400	25,000	U.S. Gulf	LLOG	July 2005
					U.S. Gulf	LLOG	January 2006
Sedco 703	OS	1973/1995	2,000	25,000	Australia	ENI	March 2005
					Australia	OMV	May 2005
Sedco 711	OS	1982	1,800	25,000	U.K. North Sea	Shell	December 2005
Transocean John Shaw	OS	1982	1,800	25,000	U.K. North Sea	Nexen	May 2005
					U.K. North Sea	KerrMcGee	August 2005
Sedco 714	OS	1983/1997	1,600	25,000	U.K. North Sea	BG	March 2005
					U.K. North Sea	BG	April 2005
					U.K. North Sea	BG	May 2005
					U.K. North Sea	ADTI	August 2005
Sedco 712	OS	1983	1,600	25,000	U.K. North Sea	Oilexco	March 2006
Actinia	OS	1982	1,500	25,000	India	Reliance	August 2005
Sedco 601	OS	1983	1,500	25,000	Indonesia	Santos	March 2005
					Indonesia	Santos	April 2005
					Indonesia	Santos	June 2005
					Indonesia	Santos	July 2005
Sedco 702	OS	1973/1992	1,500	25,000	Australia	Cold stacked	–
Sedneth 701	OS	1972/1993	1,500	25,000	Angola	ChevronTexaco	March 2005
Transocean Prospect	OS	1983/1992	1,500	25,000	U.K. North Sea	Cold stacked	–
Transocean Searcher	OS	1983/1988	1,500	25,000	Norwegian N. Sea	Statoil	May 2005
Transocean Winner	OS	1983	1,500	25,000	Norwegian N. Sea	Cold stacked	–
Transocean Wildcat	OS	1977/1985	1,300	25,000	U.K. North Sea	Cold stacked	–
Transocean Explorer	OS	1976	1,250	25,000	U.K. North Sea	Cold stacked	–
J. W. McLean	OS	1974/1996	1,250	25,000	U.K. North Sea	ConocoPhillips	August 2005
Sedco 704	OS	1974/1993	1,000	25,000	U.K. North Sea	Venture	March 2005

Name	Type	Year Entered Service/ Upgraded(a)	Water Depth Capacity (in feet)	Drilling Depth Capacity (in feet)	Location	Customer	Estimated Expiration
					U.K. North Sea	Venture	June 2006
Sedco 706	OS	1976/1994	1,000	25,000	U.K. North Sea	Total	September 2

"OD" means other drillship.
"OS" means other semisubmersible.

(a) Dates shown are the original service date and the date of the most recent upgrade, if any.
(b) Expiration dates represent our current estimate of the earliest date the contract for each rig is likely to expire. Some rigs have two or more contracts in continuation, so the last line shows the last expected termination date. Some contracts may permit the client to extend the contract.
(c) Dynamically positioned.

Jackup Rigs (26)

The following table provides certain information regarding our Jackup Rig fleet as of February 28, 2005:

Name	Year Entered Service/ Upgraded(a)	Water Depth Capacity (in feet)	Drilling Depth Capacity (in feet)	Location	Customer	Estimated Expiration
Trident IX	1982	400	21,000	Vietnam	JVPC	September 2
				Vietnam	JVPC	September 2
Trident 17	1983	355	25,000	Vietnam	Petronas Carigali	April 2006
Trident 20	2000	350	25,000	Caspian Sea	Petronas Carigali	July 2005
Harvey H. Ward	1981	300	25,000	Malaysia	Talisman	July 2005
J. T. Angel	1982	300	25,000	Indonesia	BP	October 200
Roger W. Mowell	1982	300	25,000	Malaysia	Talisman	November 2
Ron Tappmeyer	1978	300	25,000	India	ONGC	November 2
D. R. Stewart	1980	300	25,000	Italy	ENI	March 200
				Italy	ENI	March 2006
Randolph Yost	1979	300	25,000	India	ONGC	November 2
C. E. Thornton	1974	300	25,000	India	ONGC	October 200
F. G. McClintock	1975	300	25,000	India	ONGC	December 20
Shelf Explorer	1982	300	25,000	Indonesia	Kodeco	July 2005
Transocean III	1978/1993	300	20,000	Egypt	Zeitco	July 2005
Transocean Nordic	1984	300	25,000	India	Reliance	March 200
				India	ONGC	April 2007
Trident II	1977/1985	300	25,000	India	ONGC	May 2006
Trident IV-A..........................	1980/1999	300	25,000	Egypt	IEOC	March 200
				Italy	ENI	July 2005
Trident VIII	1981	300	21,000	Nigeria	Conoil	August 200
				Nigeria	Conoil	January 200
Trident XII	1982/1992	300	25,000	India	ONGC	November 20
Trident XIV	1982/1994	300	20,000	Angola	ChevronTexaco	April 2005
Trident 15	1982	300	25,000	Thailand	Unocal	February 20
Trident 16	1982	300	25,000	Thailand	ChevronTexaco	April 2005
George H. Galloway	1984	300	25,000	Italy	ENI	July 2005
Transocean Comet	1980	250	20,000	Egypt	GUPCO	October 200
Transocean Mercury	1969/1998	250	20,000	Egypt	Geisum	May 2005
Trident VI	1981	220	21,000	India	Reliance	March 200
				Vietnam	VSP	March 2006
Transocean Jupiter	1981/1997	170	16,000	United Arab Emirates	Cold stacked	–

(a) Dates shown are the original service date and the date of the most recent upgrade, if any.
(b) Expiration dates represent our current estimate of the earliest date the contract for each rig is likely to expire. Some rigs have two or more contracts in continuation, so the last line shows the last expected termination date. Some contracts may permit the client to extend the contract.

Other Rigs

In addition to our floaters and jackups, we also own or operate several other types of rigs. These rigs include four drilling barges, four tenders, a platform drilling rig, a mobile offshore production unit and a coring drillship.

Markets

Our operations are geographically dispersed in oil and gas exploration and development areas throughout the world. Rigs can be moved from one region to another, but the cost of moving a rig and the availability of rig-moving vessels may cause the supply and demand balance to vary somewhat between regions. However, significant variations between regions do not tend to exist long-term because of rig mobility. Consequently, we operate in a single, global offshore drilling market. Because our drilling rigs are mobile assets and are able to be moved according to prevailing market conditions, we cannot predict the percentage of our revenues that will be derived from particular geographic or political areas in future periods.

In recent years, there has been increased emphasis by oil companies on exploring for hydrocarbons in deeper waters. This is, in part, because of technological developments that have made such exploration more feasible and cost-effective. For this reason, water-depth capability is a key component in determining rig suitability for a particular drilling project. Another distinguishing feature in some drilling market sectors is a rig's ability to operate in harsh environments, including extreme marine and climatic conditions and temperatures.

The deepwater and mid-water market sectors are serviced by our semisubmersibles and drillships. While the use of the term "deepwater" as used in the drilling industry to denote a particular sector of the market can vary and continues to evolve with technological improvements, we generally view the deepwater market sector as that which begins in water depths of approximately 4,500 feet and extends to the maximum water depths in which rigs are capable of drilling, which is currently approximately 10,000 feet. We view the mid-water market sector as that which covers water depths of about 300 feet to approximately 4,500 feet.

The global shallow water market sector begins at the outer limit of the transition zone and extends to water depths of about 300 feet. We service this sector with our jackups and drilling tenders. This sector has been developed to a significantly greater degree than the deepwater market sector because the shallower water depths have made it much more accessible than the deeper water market sectors.

The "transition zone" market sector is characterized by marshes, rivers, lakes, shallow bay and coastal water areas. We operate in this sector using our drilling barges located in West Africa and Southeast Asia.

Operating Revenues and Long-Lived Assets by Country

Operating revenues and long-lived assets by country are as follows (in millions):

	Years ended December 31,		
	2004	2003	2002
Operating Revenues			
United States	$ 856	$ 753	$ 753
Brazil	278	317	283
India	271	120	101
United Kingdom	209	212	346
Other Countries (a)	1,000	1,032	1,191
Total Operating Revenues	$2,614	$2,434	$2,674

	As of December 31,	
	2004	2003
Long-Lived Assets		
United States	$2,397	$3,209
Brazil	865	1,277
Nigeria	811	439
Other Countries (a)	2,932	3,085
Total Long-Lived Assets	$7,005	$8,010

(a) Other countries represents countries in which we operate that individually had operating revenues or long-lived assets representing less than 10 percent of total operating revenues earned or total long-lived assets.

Integrated Services

From time to time, we provide well services in addition to our normal drilling services through third party contractors. We refer to these other services as integrated services. The work generally consists of individual contractual agreements to meet specific client needs and may be provided on either a dayrate or fixed price basis depending on the daily activity. As of March 1, 2005, we were performing such services in the North Sea and India. These integrated service revenues did not represent a material portion of our revenues for any period presented.

Drilling Contracts

Our contracts to provide offshore drilling services are individually negotiated and vary in their terms and provisions. We obtain most of our contracts through competitive bidding against other contractors. Drilling contracts generally provide for payment on a dayrate basis, with higher rates while the drilling unit is operating and lower rates for periods of mobilization or when drilling operations are interrupted or restricted by equipment breakdowns, adverse environmental conditions or other conditions beyond our control.

A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term. These contracts typically can be terminated by the client under various circumstances such as the loss or destruction of the drilling unit or the suspension of drilling operations for a specified period of time as a result of a breakdown of major equipment. The contract term in some instances may be extended by the client exercising options for the drilling of additional wells or for an additional term, or by exercising a right of first refusal. In reaction to depressed market conditions, our clients may seek renegotiation of firm drilling contracts to reduce their obligations or may seek to suspend or terminate their contracts. Some drilling contracts permit the customer to terminate the contract at the customer's option without paying a termination fee. Suspension of drilling contracts results in the reduction in or loss of dayrate for the period of the suspension. If our customers cancel some of our significant contracts and we are unable to secure new contracts on substantially similar terms, or if contracts are suspended for an extended period of time, it could adversely affect our results of operations.

Significant Clients

During the past five years, we have engaged in offshore drilling for most of the leading international oil companies (or their affiliates), as well as for many government-controlled and independent oil companies. Major clients included BP, Shell, Petrobras, ChevronTexaco and ONGC. Our largest unaffiliated clients in 2004 were BP, Petrobras and

ChevronTexaco, with each accounting for approximately 10 percent of our 2004 operating revenues. No other unaffiliated client accounted for 10 percent or more of our 2004 operating revenues. The loss of any of these significant clients could, at least in the short term, have a material adverse effect on our results of operations.

Regulation

Our operations are affected from time to time in varying degrees by governmental laws and regulations. The drilling industry is dependent on demand for services from the oil and gas exploration industry and, accordingly, is affected by changing tax and other laws generally relating to the energy business.

International contract drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the equipping and operation of drilling units, currency conversions and repatriation, oil and gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel and use of local employees and suppliers by foreign contractors. Governments in some foreign countries are active in regulating and controlling the ownership of concessions and companies holding concessions, the exportation of oil and gas and other aspects of the oil and gas industries in their countries. In addition, government action, including initiatives by the Organization of Petroleum Exporting Countries ("OPEC"), may continue to cause oil price volatility. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil companies and may continue to do so.

In the U.S., regulations applicable to our operations include certain regulations controlling the discharge of materials into the environment and requiring the removal and cleanup of materials that may harm the environment or otherwise relating to the protection of the environment.

The U.S. Oil Pollution Act of 1990 ("OPA") and related regulations impose a variety of requirements on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills. Few defenses exist to the liability imposed by OPA, and such liability could be substantial. Failure to comply with ongoing requirements or inadequate cooperation in a spill event could subject a responsible party to civil or criminal enforcement action.

The U.S. Outer Continental Shelf Lands Act authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating on the outer continental shelf. Included among these are regulations that require the preparation of spill contingency plans and establish air quality standards for certain pollutants, including particulate matter, volatile organic compounds, sulfur dioxide, carbon monoxide and nitrogen oxides. Specific design and operational standards may apply to outer continental shelf vessels, rigs, platforms, vehicles and structures. Violations of environmental related lease conditions or regulations issued pursuant to the U.S. Outer Continental Shelf Lands Act can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and canceling leases. Such enforcement liabilities can result from either governmental or citizen prosecution.

The U.S. Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability without regard to fault or the legality of the original conduct on some classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of a facility where a release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at a particular site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. It is not uncommon for third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

Certain of the other countries in whose waters we are presently operating or may operate in the future have regulations covering the discharge of oil and other contaminants in connection with drilling operations.

Although significant capital expenditures may be required to comply with these governmental laws and regulations, such compliance to date has not materially adversely affected our earnings or competitive position.

Employees

We require highly skilled personnel to operate our drilling units. As a result, we conduct extensive personnel recruiting, training and safety programs. At January 31, 2005, we had approximately 8,600 employees and we also utilized approximately 2,200 persons through contract labor providers. As of such date, approximately 15 percent of our employees and contract labor worldwide worked under collective bargaining agreements, most of whom worked in Norway, U.K. and

Nigeria. Of these represented individuals, 100 percent are working under agreements that are subject to salary negotiation in 2005. These negotiations could result in higher personnel expenses, other increased costs or increased operating restrictions.

Available Information

Our website address is *www.deepwater.com*. We make our website content available for information purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference in this Form 10-K. We make available on this website under "Investor Relations-Financial Reports," free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file those materials with, or furnish those materials to, the Securities and Exchange Commission ("SEC"). The SEC also maintains a website at *www.sec.gov* that contains reports, proxy statements and other information regarding SEC registrants, including us.

You may also find information related to our corporate governance, board committees and company code of ethics at our website. Among the information you can find there is the following:

- Corporate Governance Guidelines;
- Audit Committee Charter;
- Corporate Governance Committee Charter;
- Executive Compensation Committee Charter;
- Finance and Benefits Committee Charter; and
- Code of Ethics.

We intend to satisfy the requirement under Item 5.05 of Form 8-K to disclose any amendments to our Code of Ethics and any waiver from a provision of our Code of Ethics by posting such information in the Corporate Governance section of our website at *www.deepwater.com*.

ITEM 2. ***Properties***

The description of our property included under "Item 1. Business" is incorporated by reference herein.

We maintain offices, land bases and other facilities worldwide, including our principal executive offices in Houston, Texas and regional operational offices in the U.S., France and Singapore. Our remaining offices and bases are located in various countries in North America, South America, the Caribbean, Europe, Africa, the Middle East, India and Asia. We lease most of these facilities.

ITEM 3. ***Legal Proceedings***

Several of our subsidiaries have been named, along with other defendants, in several complaints that have been filed in the Circuit Courts of the State of Mississippi involving over 700 persons that allege personal injury arising out of asbestos exposure in the course of their employment by some of these defendants between 1965 and 1986. The complaints also name as defendants certain of TODCO's subsidiaries to whom we may owe indemnity and other unaffiliated defendant companies, including companies that allegedly manufactured drilling related products containing asbestos that are the subject of the complaints. The number of unaffiliated defendant companies involved in each complaint ranges from approximately 20 to 70. The complaints allege that the defendant drilling contractors used those asbestos-containing products in offshore drilling operations, land based drilling operations and in drilling structures, drilling rigs, vessels and other equipment and assert claims based on, among other things, negligence and strict liability, and claims authorized under the Jones Act. The plaintiffs seek, among other things, awards of unspecified compensatory and punitive damages. Based on a recent decision of the Mississippi Supreme Court, we anticipate that the trial courts may grant motions requiring each plaintiff to name the specific defendant or defendants against whom such plaintiff makes a claim and the time period and location of asbestos exposure so that the cases may be properly severed. We have not yet had an opportunity to conduct any discovery nor have we been able to determine the number of plaintiffs, if any, that were employed by our subsidiaries or otherwise have any connection with our drilling operations. We intend to defend ourselves vigorously and, based on the limited information available to us at this time, we do not expect the liability, if any, resulting from these actions to have a material adverse effect on our current consolidated financial position, results of operations and cash flows.

In 1990 and 1991, two of our subsidiaries were served with various assessments collectively valued at approximately $6.8 million from the municipality of Rio de Janeiro, Brazil to collect a municipal tax on services. We believe that neither subsidiary is liable for the taxes and have contested the assessments in the Brazilian administrative and court systems. We have received several adverse rulings by various courts with respect to a June 1991 assessment, which is valued at approximately $5.9 million. We are continuing to challenge the assessment, however, and have an action to stay execution of a related tax foreclosure proceeding. We have received a favorable ruling in connection with a disputed August 1990 assessment but the government has appealed that ruling. We also are awaiting a ruling from the Taxpayer's Council in connection with an October 1990 assessment. If our defenses are ultimately unsuccessful, we believe that the Brazilian government-controlled oil company, Petrobras, has a contractual obligation to reimburse us for municipal tax payments required to be paid by them. We do not expect the liability, if any, resulting from these assessments to have a material adverse effect on our current consolidated financial position, results of operations and cash flows.

The Indian Customs Department, Mumbai, filed a "show cause notice" against one of our subsidiaries and various third parties in July 1999. The show cause notice alleged that the initial entry into India in 1988 and other subsequent movements of the *Trident II* jackup rig operated by the subsidiary constituted imports and exports for which proper customs procedures were not followed and sought payment of customs duties of approximately $31 million based on an alleged 1998 rig value of $49 million, plus interest and penalties, and confiscation of the rig. In January 2000, the Customs Department issued its order, which found that we had imported the rig improperly and intentionally concealed the import from the authorities, and directed us to pay a redemption fee of approximately $3 million for the rig in lieu of confiscation and to pay penalties of approximately $1 million in addition to the amount of customs duties owed. In February 2000, we filed an appeal with the Customs, Excise and Gold (Control) Appellate Tribunal ("CEGAT") together with an application to have the confiscation of the rig stayed pending the outcome of the appeal. In March 2000, the CEGAT ruled on the stay application, directing that the confiscation be stayed pending the appeal. The CEGAT issued its order on our appeal on February 2, 2001, and while it found that the rig was imported in 1988 without proper documentation or payment of duties, the redemption fee and penalties were reduced to less than $0.1 million in view of the ambiguity surrounding the import practice at the time and the lack of intentional concealment by us. The CEGAT further sustained our position regarding the value of the rig at the time of import as $13 million and ruled that subsequent movements of the rig were not liable to import documentation or duties in view of the prevailing practice of the Customs Department, thus limiting our exposure as to custom duties to approximately $6 million. Although CEGAT did not grant us the benefit of a customs duty exemption due to the absence of required documentation, CEGAT left it open for our subsidiary to seek such documentation from the Ministry of Petroleum. Following the CEGAT order, we tendered payment of redemption, penalty and duty in the amount specified by the order by offset against a $0.6 million deposit and $10.7 million guarantee previously made by us. The Customs Department attempted to draw the entire guarantee, alleging the actual duty payable is approximately $22 million based on an interpretation of the CEGAT order that we believe is incorrect. This action was stopped by an interim ruling of the High Court, Mumbai on writ petition filed by us. We and the Customs Department both filed appeals with the Supreme Court of India against the order of the CEGAT, and both appeals were admitted. The Supreme Court has recently dismissed the Customs Department appeal and affirmed the CEGAT order but the Customs Department has not agreed with our interpretation of that order. We and our customer agreed to pursue and obtained the issuance of the required documentation from the Ministry of Petroleum that, if accepted by the Customs Department, would reduce the duty to nil. The Customs Department did not accept the documentation or agree to refund the duties already paid. We are pursuing our remedies against the Customs Department and our customer. We do not expect the liability, if any, resulting from this matter to have a material adverse effect on our current consolidated financial position, results of operations and cash flows.

In October 2001, TODCO was notified by the U.S. Environmental Protection Agency ("EPA") that the EPA had identified a subsidiary as a potentially responsible party in connection with the Palmer Barge Line superfund site located in Port Arthur, Texas. Based upon the information provided by the EPA and a review of TODCO's internal records to date, TODCO disputes its designation as a potentially responsible party. Pursuant to the master separation agreement with TODCO, we are responsible and will indemnify TODCO for any losses TODCO incurs in connection with this action. We do not expect the liability, if any, resulting from this matter to have a material adverse effect on our current consolidated financial position, results of operations and cash flows.

In August 2003, a judgment of approximately $9.5 million was entered by the Labor Division of the Provincial Court of Luanda, Angola, against us and one of our labor contractors, Hull Blyth, in favor of certain former workers on several of our drilling rigs. The workers were employed by Hull Blyth to work on several drilling rigs while the rigs were located in Angola. When the drilling contracts concluded and the rigs left Angola, the workers' employment ended. The workers brought suit claiming that they were not properly compensated when their employment ended. In addition to the monetary judgment, the Labor Division ordered the workers to be hired by us. We believe that this judgment is without sufficient legal foundation and have appealed the matter to the Angola Supreme Court. We further believe that Hull Blyth has an obligation to protect us from any judgment. We do not expect the liability, if any, resulting from this matter to have a material adverse effect on our current consolidated financial position, results of operations and cash flows.

One of our subsidiaries is involved in an action with respect to customs penalties relating to the semisubmersible drilling rig *Sedco 710*. Prior to the Sedco Forex merger, this drilling rig, which was working for Petrobras in Brazil at the time, had been admitted into the country on a temporary basis under authority granted to a Schlumberger entity. Prior to the

Sedco Forex merger, the drilling contract was moved to an entity that would become one of our subsidiaries. In early 2000, the drilling contract was extended for another year. On January 10, 2000, the temporary import permit granted to the Schlumberger entity expired, and renewal filings were not made until later that January. In April 2000, the Brazilian customs authorities cancelled the import permit and sought a penalty and assessment against the Schlumberger entity. The Schlumberger entity filed an action in the Brazilian federal court of Campos for the purpose of extending the temporary admission. Other proceedings were also initiated in order to secure the transfer of the temporary admission to our subsidiary. Ultimately, the court permitted the transfer to our entity but has not ruled that the temporary admission could be extended without the payment of a financial penalty. During the first quarter of 2004, the customs office renewed its efforts to collect a penalty and issued a second assessment for this penalty but has now done so against our subsidiary. The assessment is for approximately $61 million. We believe that the amount of the assessment, even if it were appropriate, should only be approximately $6 million and should in any event be assessed against the Schlumberger entity. We and Schlumberger are contesting our respective assessments. We have put Schlumberger on notice that we consider any assessment to be the responsibility of Schlumberger. We do not expect the liability, if any, resulting from this matter to have a material adverse effect on our current consolidated financial position, results of operations and cash flows.

We are involved in various tax matters as described in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook—Tax Matters." We are also involved in a number of other lawsuits, all of which have arisen in the ordinary course of our business. We do not expect the liability, if any, resulting from these other lawsuits to have a material adverse effect on our current consolidated financial position, results of operations and cash flows. We cannot predict with certainty the outcome or effect of any of the litigation matters specifically described above or of any such other pending or threatened litigation. There can be no assurance that our beliefs or expectations as to the outcome or effect of any lawsuit or other litigation matter will prove correct and the eventual outcome of these matters could materially differ from management's current estimates.

ITEM 4. ***Submission of Matters to a Vote of Security Holders***

The Company did not submit any matter to a vote of its security holders during the fourth quarter of 2004.

Executive Officers of the Registrant

Officer	Office	Age as of March 1, 2005
Robert L. Long....................	President and Chief Executive Officer	59
Jean P. Cahuzac	Executive Vice President and Chief Operating Officer	51
Eric B. Brown	Senior Vice President, General Counsel and Corporate Secretary	53
Gregory L. Cauthen	Senior Vice President and Chief Financial Officer	47
Steven L. Newman..............	Senior Vice President, Human Resources, Information Process Solutions and Treasury	40
David A. Tonnel	Vice President and Controller	35

The officers of the Company are elected annually by the board of directors. There is no family relationship between any of the above-named executive officers.

Robert L. Long is President, Chief Executive Officer and a member of the board of directors of the Company. Mr. Long served as President of the Company from December 2001 to October 2002, at which time he assumed the additional position of Chief Executive Officer and became a member of the board of directors. Mr. Long served as Chief Financial Officer of the Company from August 1996 until December 2001. Mr. Long served as Senior Vice President of the Company from May 1990 until the time of the Sedco Forex merger, at which time he assumed the position of Executive Vice President. Mr. Long also served as Treasurer of the Company from September 1997 until March 2001. Mr. Long has been employed by the Company since 1976 and was elected Vice President in 1987.

Jean P. Cahuzac is Executive Vice President and Chief Operating Officer of the Company. Mr. Cahuzac served as Executive Vice President, Operations of the Company from February 2001 until October 2002, at which time he assumed his current position. Mr. Cahuzac served as President of Sedco Forex from January 1999 until the time of the Sedco Forex merger, at which time he assumed the positions of Executive Vice President and President, Europe, Middle East and Africa with the Company. Mr. Cahuzac served as Vice President-Operations Manager of Sedco Forex from May 1998 to January 1999, Region Manager-Europe, Africa and CIS of Sedco Forex from September 1994 to May 1998 and Vice President/General Manager-North Sea Region of Sedco Forex from February 1994 to September 1994. He had been employed by Schlumberger since 1979.

Eric B. Brown is Senior Vice President, General Counsel and Corporate Secretary of the Company. Mr. Brown served as Vice President and General Counsel of the Company since February 1995 and Corporate Secretary of the Company since September 1995. He assumed the position of Senior Vice President in February 2001. Prior to assuming his duties with the Company, Mr. Brown served as General Counsel of Coastal Gas Marketing Company.

Gregory L. Cauthen is Senior Vice President and Chief Financial Officer of the Company. He was also Treasurer of the Company until July 2003. Mr. Cauthen served as Vice President, Chief Financial Officer and Treasurer from December 2001 until he was elected in July 2002 as Senior Vice President. Mr. Cauthen served as Vice President, Finance from March 2001 to December 2001. Prior to joining the Company, he served as President and Chief Executive Officer of WebCaskets.com, Inc., a provider of death care services, from June 2000 until February 2001. Prior to June 2000, he was employed at Service Corporation International, a provider of death care services, where he served as Senior Vice President, Financial Services from July 1998 to August 1999, Vice President, Treasurer from July 1995 to July 1998, was assigned to various special projects from August 1999 to May 2000 and had been employed in various other positions since February 1991.

Steven L. Newman is Senior Vice President of Human Resources, Information Process Solutions and Treasury. Mr. Newman served as Vice President of Performance and Technology of the Company from August 2003 until March 2005, at which time he assumed his current position. Mr. Newman served as Regional Manager, Asia Australia from May 2001 until August 2003. From December 2000 to May 2001, Mr. Newman served as Region Operations Manager of the Africa-Mediterranean Region of the Company. From April 1999 to December 2000, Mr. Newman served in various operational and marketing roles in the Africa-Mediterranean and U.K. region offices. Mr. Newman has been employed by the Company since 1994.

David A. Tonnel is Vice President and Controller of the Company. Mr. Tonnel served as Assistant Controller of the Company from May 2003 to February 2005, at which time he assumed his current position. Mr. Tonnel served as Finance Manager, Asia Australia Region from October 2000 to May 2003 and as Controller, Nigeria from April 1999 to October 2000. Mr. Tonnel joined the Company in 1996 after working for Ernst & Young in France as Senior Auditor.

PART II

ITEM 5. ***Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities***

Our ordinary shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "RIG." The following table sets forth the high and low sales prices of our ordinary shares for the periods indicated as reported on the NYSE Composite Tape.

		Price	
		High	**Low**
2003	First Quarter	$24.36	$19.87
	Second Quarter	25.90	18.40
	Third Quarter	22.43	18.50
	Fourth Quarter	24.85	18.49
2004	First Quarter	$31.94	$23.10
	Second Quarter	29.27	24.49
	Third Quarter	36.24	25.94
	Fourth Quarter	43.25	33.70

On February 28, 2005, the last reported sales price of our ordinary shares on the NYSE Composite Tape was $48.48 per share. On such date, there were 16,312 holders of record of our ordinary shares and 324,073,235 ordinary shares outstanding.

We paid quarterly cash dividends of $0.03 per ordinary share from the fourth quarter of 1993 to the second quarter of 2002. Any future declaration and payment of dividends will (i) depend on our results of operations, financial condition, cash requirements and other relevant factors, (ii) be subject to the discretion of the board of directors, (iii) be subject to restrictions contained in our revolving credit agreement and other debt covenants and (iv) be payable only out of our profits or share premium account in accordance with Cayman Islands law. As we approach our targeted debt levels, we will begin to explore alternative uses for our excess cash, which could include quarterly dividends or an extraordinary dividend, among other possibilities.

There is currently no reciprocal tax treaty between the Cayman Islands and the United States. Under current Cayman Islands law, there is no withholding tax on dividends.

We are a Cayman Islands exempted company. Our authorized share capital is $13,000,000, divided into 800,000,000 ordinary shares, par value $0.01, and 50,000,000 preference shares, par value $0.10, of which shares may be designated and created as shares of any other classes or series of shares with the respective rights and restrictions determined by action of our board of directors. On February 28, 2005, no preference shares were outstanding.

The holders of ordinary shares are entitled to one vote per share other than on the election of directors.

With respect to the election of directors, each holder of ordinary shares entitled to vote at the election has the right to vote, in person or by proxy, the number of shares held by him for as many persons as there are directors to be elected and for whose election that holder has a right to vote. The directors are divided into three classes, with only one class being up for election each year. Directors are elected by a plurality of the votes cast in the election. Cumulative voting for the election of directors is prohibited by our articles of association.

There are no limitations imposed by Cayman Islands law or our articles of association on the right of nonresident shareholders to hold or vote their ordinary shares.

The rights attached to any separate class or series of shares, unless otherwise provided by the terms of the shares of that class or series, may be varied only with the consent in writing of the holders of all of the issued shares of that class or series or by a special resolution passed at a separate general meeting of holders of the shares of that class or series. The necessary quorum for that meeting is the presence of holders of at least a majority of the shares of that class or series. Each holder of shares of the class or series present, in person or by proxy, will have one vote for each share of the class or series of which he is the holder. Outstanding shares will not be deemed to be varied by the creation or issuance of additional shares that rank in any respect prior to or equivalent with those shares.

Under Cayman Islands law, some matters, like altering the memorandum or articles of association, changing the name of a company, voluntarily winding up a company or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution. A special resolution is a resolution (1) passed by the holders of two-thirds of the shares voted at a general meeting or (2) approved in writing by all shareholders entitled to vote at a general meeting of the company.

The presence of shareholders, in person or by proxy, holding at least a majority of the issued shares generally entitled to vote at a meeting, is a quorum for the transaction of most business. However, different quorums are required in some cases to approve a change in our articles of association.

Our board of directors is authorized, without obtaining any vote or consent of the holders of any class or series of shares unless expressly provided by the terms of issue of that class or series, to provide from time to time for the issuance of classes or series of preference shares and to establish the characteristics of each class or series, including the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights, redemption, repurchase or exchange rights and any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law.

Our articles of association contain provisions that could prevent or delay an acquisition of our company by means of a tender offer, proxy contest or otherwise.

The foregoing description is a summary. This summary is not complete and is subject to the complete text of our memorandum and articles of association. For more information regarding our ordinary shares and our preference shares, see our Current Report on Form 8-K dated May 14, 1999 and our memorandum and articles of association. Our memorandum and articles of association are filed as exhibits to this annual report.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs (2)
October 2004......	—	—	N/A	N/A
November 2004..	—	—	N/A	N/A
December 2004 ..	45	$42.51	N/A	N/A
Total	45	$42.51	N/A	N/A

(1) The issuer purchase during the period covered by this report represents shares withheld by us in satisfaction of withholding taxes due upon the vesting of restricted shares granted to our employees under our Long-Term Incentive Plan to pay withholding taxes due upon vesting of a restricted share award.

(2) In connection with the vesting of restricted share awards under our Long-Term Incentive Plan, we generally withhold shares to satisfy withholding taxes upon vesting.

ITEM 6. *Selected Financial Data*

The selected financial data as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 has been derived from the audited consolidated financial statements included elsewhere herein. The selected financial data as of December 31, 2002, 2001 and 2000, and for the years ended December 31, 2001 and 2000 has been derived from audited consolidated financial statements not included herein. The following data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and the notes thereto included under "Item 8. Financial Statements and Supplementary Data."

On January 31, 2001, we completed a merger transaction with R&B Falcon. As a result of the merger, R&B Falcon became our indirect wholly owned subsidiary. The merger was accounted for as a purchase and we were treated as the accounting acquiror. The balance sheet data as of December 31, 2001 represents the consolidated financial position of the combined company. The statement of operations and other financial data for the year ended December 31, 2001 include eleven months of operating results and cash flows for the merged company.

We consolidated TODCO's results of operations and financial condition in our consolidated financial statements through December 16, 2004. Immediately following the closing of the December TODCO Offering and in connection with the conversion of our remaining shares of TODCO's class B common stock to TODCO's class A common stock, our ownership and voting interest declined to approximately 22 percent. We deconsolidated TODCO effective December 17, 2004 and subsequently accounted for our investment in TODCO under the equity method of accounting.

	Years ended December 31,				
	2004	2003	2002	2001	2000
	(In millions, except per share data)				
Statement of Operations					
Operating revenues	$ 2,614	$ 2,434	$ 2,674	$ 2,820	$1,230
Operating income (loss)	328	240	(2,310)	550	133
Income (loss) before cumulative effect of changes in accounting principles	152	18	(2,368)	253	109
Income (loss) before cumulative effect of changes in accounting principles per share					
Basic	$ 0.47	$ 0.06	$ (7.42)	$ 0.82	$ 0.52
Diluted	$ 0.47	$ 0.06	$ (7.42)	$ 0.80	$ 0.51
Balance Sheet Data (at end of period)					
Total assets	$10,758	$11,663	$12,665	$ 17,048	$6,359
Total debt	2,481	3,658	4,678	5,024	1,453
Total equity	7,393	7,193	7,141	10,910	4,004
Dividends per share	$ –	$ –	$ 0.06	$ 0.12	$ 0.12
Other Financial Data					
Cash provided by operating activities	$ 604	$ 525	$ 939	$ 560	$ 196
Cash provided by (used in) investing activities	549	(445)	(45)	(26)	(493)
Cash provided by (used in) financing activities	(1,176)	(820)	(533)	285	166
Capital expenditures	127	494	141	506	575
Operating margin	13%	10%	N/M	20%	11%

"N/M" means not meaningful due to loss on impairments of long-lived assets.

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following information should be read in conjunction with the information contained in the audited consolidated financial statements and the notes thereto included under "Item 8. Financial Statements and Supplementary Data" elsewhere in this annual report.

Overview

Transocean Inc. (together with its subsidiaries and predecessors, unless the context requires otherwise, the "Company," "Transocean," "we," "us" or "our") is a leading international provider of offshore contract drilling services for oil and gas wells. As of February 28, 2005, we owned, had partial ownership interests in or operated 93 mobile offshore and barge drilling units. As of this date, our fleet included 32 High-Specification semisubmersibles and drillships ("floaters"), 24 Other Floaters, 26 Jackup Rigs and 11 Other Rigs.

Our mobile offshore drilling fleet is considered one of the most modern and versatile fleets in the world. Our primary business is to contract these drilling rigs, related equipment and work crews primarily on a dayrate basis to drill oil and gas wells. We specialize in technically demanding segments of the offshore drilling business with a particular focus on deepwater and harsh environment drilling services. We also provide additional services, including integrated services.

Key measures of our total company results of operations and financial condition are as follows:

	Years ended December 31,		
	2004	2003	Change
	(In millions, except dayrates and percentages)		
Average dayrate (a)	$ 71,300	$ 67,200	$ 4,100
Utilization (b)	58%	57%	N/A
Statement of Operations (c)			
Operating revenue	$2,613.9	$2,434.3	$ 179.6
Operating and maintenance expense	1,726.3	1,610.4	115.9
Operating income	327.9	239.7	88.2
Net income	152.2	19.2	133.0
Balance Sheet Data (at end of period) (c)			
Cash	451.3	474.0	(22.7)
Total Assets	10,758.3	11,662.6	(904.3)
Total Debt	2,481.5	3,658.1	(1,176.6)

"N/A" means not applicable.

(a) Average dayrate is defined as contract drilling revenue earned per revenue earning day. A revenue earning day is defined as a day for which a rig earns dayrate after commencement of operations.
(b) Utilization is the total actual number of revenue earning days as a percentage of the total number of calendar days in the period.
(c) We consolidated TODCO's (together with its subsidiaries and predecessors, unless the context requires otherwise, "TODCO," a publicly traded company and a former wholly-owned subsidiary) results of operations and financial condition in our consolidated financial statements through December 16, 2004. We deconsolidated TODCO effective December 17, 2004 and subsequently accounted for our investment in TODCO under the equity method of accounting. See "—Significant Events."

We begin 2005 with an improving outlook for our fleet, especially among our 13 Fifth-Generation Deepwater Floaters, where capacity constraints are visible for the next 12 to 24 months. As a result, the prospect for improving utilization and dayrates among our fleet of drillships, semisubmersibles and jackups is encouraging. We expect our industry to experience higher costs in 2005 relative to levels seen in the recent past, due in part to higher personnel costs required to support the increased level of offshore drilling activity, although we anticipate revenue increases to outpace these increased costs.

Our revenue and operating and maintenance expenses for the year ended December 31, 2004 increased from the prior year due to the current year effect of including the operations of the drillships *Deepwater Pathfinder* and *Deepwater Frontier* as a result of the 2003 acquisitions of the ownership interests in the Deepwater Drilling L.L.C. ("DD LLC") and Deepwater Drilling II L.L.C. ("DDII LLC") joint ventures and the subsequent payoff of the synthetic lease financing arrangements in late December 2003, as well as from increased integrated services provided to our clients in 2004. In 2003, the *Discoverer Enterprise* riser incident, an electrical fire on the *Peregrine I* and a labor strike and restructuring of a benefit plan in Nigeria negatively impacted revenues and operating and maintenance expense (see "—Historical 2003 compared to 2002—Significant Events"). In 2004, the *Discoverer Enterprise* operating and maintenance expense was partially reduced by an insurance settlement related to the riser incident (see "—Significant Events"). Adding to the increase in operating and maintenance expense were repairs resulting from a fire on the jackup rig *Trident 20* and a well control incident on the semisubmersible rig *Jim Cunningham* that occurred in the third quarter of 2004 (see "—Significant Events"), while a well control incident on TODCO's inland barge *Rig 62* and a fire on TODCO's inland barge *Rig 20* negatively impacted operating and maintenance expense in 2003. Revenues were negatively impacted by suspended operations due to the strike in Norway (see "—Significant Events"), the fire on the *Trident 20* and the well control incident on the semisubmersible rig *Jim Cunningham*, all of which occurred during the third quarter of 2004. Our year ended December 31, 2004 financial results included non-cash charges pertaining to losses on retirement of debt partially offset by the recognition of a gain on the sale of a semisubmersible rig. We also recognized gains on the TODCO initial public offering ("TODCO IPO"), a TODCO offering in September 2004 (the "September TODCO Offering") and a TODCO offering in December 2004 (the "December TODCO Offering" and, together with the TODCO IPO and the September TODCO Offering, the "TODCO Offerings"). These gains were partially offset by a tax valuation allowance adjustment and stock option expense recorded in connection with the TODCO IPO, as well as a non-cash charge related to contingent amounts due from TODCO under the tax sharing agreement between us and TODCO (see "—Significant Events"). Cash decreased during the year ended December 31, 2004 primarily as a result of the early retirements of debt instruments resulting from our continued focus on debt reduction, partially offset by proceeds received from the TODCO Offerings and cash provided by operating activities.

Through December 16, 2004, our operations were aggregated into two reportable segments: (i) Transocean Drilling and (ii) TODCO. The Transocean Drilling segment consists of floaters, jackups and other rigs used in support of offshore drilling activities and offshore support services. The TODCO segment consisted of our interest in TODCO, which conducts jackup, drilling barge, land rig, submersible and other operations in the U.S. Gulf of Mexico and inland waters, Mexico, Trinidad and Venezuela. As a result of the deconsolidation of TODCO (see "—Significant Events"), we now operate in one business segment, the Transocean Drilling segment. We provide services with different types of drilling equipment in several geographic regions. The location of our rigs and the allocation of resources to build or upgrade rigs is determined by the activities and needs of our customers.

We categorize our fleet as follows: (i) "High-Specification Floaters" consisting of our "Fifth-Generation Deepwater Floaters," "Other Deepwater Floaters" and "Other High-Specification Floaters," (ii) "Other Floaters", (iii) "Jackups," and (iv) "Other Rigs." Within our High-Specification Floaters category, we consider our Fifth-Generation Deepwater Floaters to be the semisubmersibles *Deepwater Horizon*, *Cajun Express*, *Deepwater Nautilus*, *Sedco Energy* and *Sedco Express* and the drillships *Deepwater Discovery*, *Deepwater Expedition*, *Deepwater Frontier*, *Deepwater Millennium*, *Deepwater Pathfinder*, *Discoverer Deep Seas*, *Discoverer Enterprise,* and *Discoverer Spirit*. These rigs were built in the last construction cycle (approximately 1996 – 2001) and have high-pressure mud pumps and a water depth capability of 7,500 feet or greater. The Other Deepwater Floaters are generally those other semisubmersible rigs and drillships that have a water depth capacity of at least 4,500 feet. The Other High-Specification Floaters, built as fourth-generation rigs in the mid to late 1980's, are capable of drilling in harsh environments and have greater displacement than previously constructed rigs resulting in larger variable load capacity, more useable deck space and better motion characteristics. The Other Floaters category is generally comprised of those non-high-specification floaters with a water depth capacity of less than 4,500 feet. The Jackups category consists of this segment's jackup fleet, and the Other Rigs category consists of other rigs that are of a different type or use. These categories reflect how we view, and how we believe our investors and the industry generally view, our fleet, and reflect our strategic focus on the ownership and operation of premium high-specification floating rigs and jackups.

Significant Events

Transocean Drilling Segment

Operational Incidents—In May 2003, we announced that a drilling riser had separated on our deepwater drillship *Discoverer Enterprise* and that the rig had temporarily suspended drilling operations for our customer. The rig resumed operations in July 2003 and we resolved a disagreement with our customer regarding the incident in early 2004, which had no significant effect on our results of operations. In June 2004, we finalized discussions with our insurers relating to an insurance claim for a portion of our losses stemming from this incident and received an insurance settlement during 2004, the majority of which was received in June 2004, which had a favorable effect on pre-tax earnings of $13.4 million.

In July 2004, members of the OFS, one of three unions representing offshore workers in Norway, called a strike on our semisubmersible units operating in the country. OFS called the strike after it was unable to reach an agreement with the Norwegian Shipowners Association, which represents rig owners in Norway. The strike affected the semisubmersible rigs

Polar Pioneer, *Transocean Searcher* and *Transocean Leader*. The strike ended in late October 2004 following government intervention, and the *Transocean Searcher* and *Transocean Leader* resumed operations in the Norwegian sector of the North Sea in November 2004. The *Polar Pioneer* commenced operations in December 2004 following the completion of planned survey and upgrade work. Operating income would have been an estimated $9.0 million higher absent the labor strike. See "—Historical 2004 Compared to 2003."

In July 2004, the jackup rig *Trident 20* suffered damage resulting from a fire in the rig's engine room while operating offshore Turkmenistan in the Caspian Sea. The rig, which was under a three-well contract, was out of service a majority of the third and fourth quarters and returned to work in December 2004. Total repair, crew and other costs resulted in approximately $12.5 million of additional operating and maintenance expense. Operating income would have been an estimated $26.4 million higher absent the incident. See "—Historical 2004 Compared to 2003."

In August 2004, the semisubmersible rig *Jim Cunningham* experienced a well control incident that resulted in a fire while operating offshore Egypt. The rig was out of service all of the fourth quarter and returned to work in February 2005. Repair, crew and other costs totaled approximately $12.0 million of which approximately $7.0 was incurred in 2004. Operating income would have been an estimated $14.4 million higher absent the incident. See "—Historical 2004 Compared to 2003."

Asset Dispositions—In March 2004, we entered into an agreement to sell a semisubmersible rig, the *Sedco 600*, for net proceeds of approximately $25.0 million. At December 31, 2004, the rig was classified as an asset held for sale and included in other current assets in our consolidated balance sheet. We completed the sale of the rig in January 2005 for net proceeds of $24.9 million and expect to recognize a gain on the sale of $18.8 million in the first quarter of 2005.

In June 2004, we completed the sale of a semisubmersible rig, the *Sedco 602*, for net proceeds of approximately $28.0 million and recognized a gain of $21.7 million.

TODCO Segment

Delta Towing—As a result of the adoption of the Financial Accounting Standards Board's ("FASB") Interpretation ("FIN") 46 and a determination that TODCO was the primary beneficiary for accounting purposes of TODCO's joint venture, Delta Towing Holdings, LLC ("Delta Towing"); TODCO consolidated Delta Towing at December 31, 2003. Due to the consolidation of Delta Towing, operating revenue and operating and maintenance expense increased during the twelve months ended December 31, 2004 by $29.3 million and $24.5 million, respectively.

TODCO Offerings and Deconsolidation

In February 2004, we completed the TODCO IPO in which we sold 13.8 million shares of TODCO class A common stock representing 23 percent of TODCO's total outstanding shares, at $12.00 per share. We received net proceeds of $155.7 million from the TODCO IPO and recognized a gain of $39.4 million, which had no tax effect, in the first quarter of 2004, and represented the excess of net proceeds received over the net book value of the TODCO shares sold in the TODCO IPO. TODCO was formerly known as R&B Falcon Corporation ("R&B Falcon"). Before the closing of the TODCO IPO, TODCO transferred to us all assets and businesses unrelated to TODCO's business. R&B Falcon's business was previously considerably broader than TODCO's ongoing business.

As a result of the deconsolidation of TODCO from our other U.S. subsidiaries for U.S. federal income tax purposes in conjunction with the TODCO IPO, we established an initial valuation allowance in the first quarter of 2004 of approximately $31.0 million against the estimated deferred tax assets of TODCO in excess of its deferred tax liabilities, taking into account prudent and feasible tax planning strategies as required by the FASB's Statement of Financial Accounting Standards ("SFAS") 109, *Accounting for Income Taxes*. We adjusted the initial valuation allowance during the year to reflect changes in our estimate of the ultimate amount of TODCO's deferred tax assets.

In conjunction with the closing of the TODCO IPO, TODCO granted restricted stock and stock options to certain of its employees under its long-term incentive plan and certain of these awards vested at the time of grant. In accordance with the provisions of SFAS 123, *Accounting for Stock-Based Compensation*, TODCO recognized compensation expense of $5.6 million in the first quarter of 2004 as a result of the immediate vesting of certain awards. TODCO amortized $4.6 million to compensation expense subsequent to the TODCO IPO and prior to our deconsolidation of TODCO from our consolidated financial statements at December 17, 2004. In addition, certain of TODCO's employees held options that were granted prior to the TODCO IPO to acquire our ordinary shares. In accordance with the employee matters agreement, these options were modified, which resulted in the accelerated vesting of the options and the extension of the term of the options through the original contractual life. In connection with the modification of these options, TODCO recognized $1.5 million additional compensation expense in the first quarter of 2004.

In September 2004, we completed the September TODCO Offering, in which we sold 17.9 million shares of TODCO's class A common stock, representing 30 percent of TODCO's total outstanding shares, at $15.75 per share. We received net proceeds of $269.9 million from this offering and recognized a gain of $129.4 million, which had no tax effect, in the third quarter of 2004, and represented the excess of net proceeds received over the net book value of the TODCO shares sold in this offering.

In December 2004, we completed the December TODCO Offering in which we sold 15.0 million shares of TODCO's class A common stock, representing 25 percent of TODCO's total outstanding shares, at $18.00 per share. We received net proceeds of $258.0 million from this offering and recognized a gain of $140.0 million, which had no tax effect, in the fourth quarter of 2004, which represented the excess of net proceeds received over the net book value of the TODCO shares sold in this offering. In connection with this offering, we converted all of our remaining TODCO class B common stock not sold in this offering into shares of class A common stock. Each share of our TODCO class B common stock had five votes per share compared to one vote per share of the class A common stock. As a result of the conversion, our voting interest in TODCO is proportionate to our ownership interest.

As of December 31, 2004, we held a 22 percent interest in TODCO, represented by 13.3 million shares of class A common stock. We consolidated TODCO in our financial statements as a business segment through December 16, 2004, and that portion of TODCO that we did not own was reflected as minority interest in our consolidated statements of operations and balance sheets. We deconsolidated TODCO from our consolidated statements of operations and balance sheets effective December 17, 2004 and subsequently accounted for our investment in TODCO under the equity method of accounting. The deconsolidation was reflected in our December 31, 2004 consolidated balance sheet as a reduction to all assets, liabilities and minority interest with the exception of an increase to investments in and advances to unconsolidated subsidiaries. The following table reflects the increase (decrease) in each line item of our balance sheet at December 17, 2004 that resulted from the deconsolidation of TODCO (in millions):

Assets		Liabilities and Equity	
Cash and cash equivalents (a)	$ (68.6)	Accounts payable	$ (20.3)
Accounts receivable, trade	(67.3)	Accrued income taxes	(14.9)
Materials and supplies, net	(4.1)	Debt due within one year	(8.2)
Deferred incomes taxes, net	(5.4)	Other current liabilities	(38.0)
Other current assets	(3.0)	Total current liabilities	(81.4)
Total current assets	(148.4)		
		Long-term debt	(15.2)
Property and equipment	(921.0)	Deferred income taxes, net	(164.6)
Less accumulated depreciation	(350.2)	Other long-term liabilities	4.4
Property and equipment, net	(570.8)	Total long-term liabilities	(175.4)
Investment in and advances to unconsolidated subsidiaries	105.0		
Other assets	(23.8)	Minority interest	(381.2)
Total assets	$(638.0)	Total liabilities and minority interest	$(638.0)

(a) Included in net cash flows provided by (used in) investing activities in our consolidated statements of cash flows.

Our current intention is to dispose of our remaining interest in TODCO, which could be achieved through a number of possible transactions including additional public offerings, open market sales, sales to one or more third parties, a spin-off to our shareholders, split-off offerings to our shareholders that would allow for the opportunity to exchange our ordinary shares for shares of TODCO class A common stock or a combination of these transactions.

TODCO Tax Sharing Agreement Charge

Under the tax sharing agreement entered into between us and TODCO in connection with the TODCO IPO, we are entitled to receive from TODCO payment for most of the tax benefits generated prior to the TODCO IPO that TODCO utilizes subsequent to the TODCO IPO. As long as TODCO was our consolidated subsidiary, we followed the provisions of SFAS 109, which allowed us to evaluate the recoverability of the deferred tax assets associated with the tax sharing agreement considering the deferred tax liabilities of TODCO. We recorded a valuation allowance for the excess of these deferred tax assets over the deferred tax liabilities of TODCO, also taking into account prudent and feasible tax planning strategies as required by SFAS 109. Because we no longer own a majority voting interest in TODCO, we no longer include TODCO as a consolidated subsidiary in our financial statements and we are no longer able to apply the provisions of SFAS

109 in accounting for the utilization of these deferred tax assets. As a result, we recorded a non-cash charge of $167.1 million, which had no tax effect, in the fourth quarter of 2004 related to contingent amounts due from TODCO under the tax sharing agreement. In future years, as TODCO generates income and utilizes its pre-TODCO IPO tax assets, TODCO is required to pay us for the benefits received in accordance with the provisions of the tax sharing agreement. We will recognize those amounts as other income as those amounts are realized, which is based on when TODCO files its annual tax returns.

Debt Redemptions and Repurchases

In March 2004, we completed the redemption of our $289.8 million aggregate principal amount outstanding 9.5% Senior Notes due December 2008 at the make-whole premium price provided in the indenture. We redeemed these notes at 127.796 percent of face value or $370.3 million, plus accrued and unpaid interest. We recognized a loss on the redemption of debt of $28.1 million, which had no tax effect, and reflected adjustments for fair value of the debt at the date of the merger with R&B Falcon and the unamortized fair value adjustment on a previously terminated interest rate swap. We funded the redemption with existing cash balances, which included proceeds from the TODCO IPO.

In October 2004, we redeemed our $342.3 million aggregate principal amount outstanding 6.75% Senior Notes due April 2005 at the make-whole premium price provided in the indenture. We redeemed these notes at 102.127 percent of face value or $349.5 million, plus accrued and unpaid interest. We recognized a loss on the redemption of $3.3 million, which had no tax effect, and reflected adjustments for fair value of the debt at the date of the R&B Falcon merger and the unamortized fair value adjustment on a previously terminated interest rate swap. We funded the redemption with existing cash on hand, which included proceeds from the September TODCO Offering.

In December 2004, we acquired, pursuant to a tender offer, a total of $142.7 million, or 71.3 percent, aggregate principal amount of our 8% Debentures due April 2027 at 130.449 percent of face value, or $186.1 million, plus accrued and unpaid interest. We recognized a loss on the repurchase of $45.1 million, which had no tax effect. We funded the repurchase with existing cash balances.

In December 2004, the previously discussed deconsolidation of TODCO resulted in the elimination from our consolidated balance sheets of TODCO's 6.75% Senior Notes due April 2005, 6.95% Senior Notes due April 2008, 9.5% Senior Notes due December 2008 and 7.375% Senior Notes due April 2018, which had an aggregate principal amount outstanding of $7.7 million, $2.2 million, $10.2 million and $3.5 million, respectively.

In February 2005, we called our $247.8 million aggregate principal amount outstanding 6.95% Senior Notes due April 2008 at the make-whole premium price provided in the indenture. We expect to redeem these notes at 109.92 percent of face value or $272.4 million, plus accrued and unpaid interest. The redemption is expected to be completed by March 21, 2005. We expect to recognize a loss on the redemption of approximately $10.8 million, which reflects adjustments for fair value of the debt at the date of the R&B Falcon merger and the unamortized fair value adjustment on a previously terminated interest rate swap. We plan to fund the redemption with existing cash on hand.

Outlook

Drilling Market—Oil prices have remained strong, and, although a decline from current levels could occur, we expect prices to remain relatively high in historical terms. Future price expectations have historically been a key driver for offshore drilling demand. However, the availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments also affect our customers' drilling programs.

Prospects for our 32 High-Specification Floaters continue to improve, with new and expected contracts resulting in declining rig availability among this fleet during 2005. We are increasingly confident that most of the available time in 2005 will be contracted, although some intermittent idle time remains a possibility, especially for some of the Other Deepwater Floaters in this fleet. We have signed a number of new contracts or extensions for our High-Specification Floaters that reflect the increased activity in this sector. Recent awards during the last part of 2004 and early 2005 include a 12 month program for the *Transocean Rather* in the North Sea, with the rig relocating from West Africa, a 240 day program for the *Transocean Marianas* in the Gulf of Mexico as well as a number of short-term contracts on the *Deepwater Millennium*, *Discoverer 534*, *Deepwater Discovery* and *Sedco Energy*. In addition, we entered into contracts for the *Discoverer Spirit* and *Deepwater Nautilus* in February 2005 for 18 month and 12 month programs, respectively, to begin at the conclusion of their current contracts in approximately September 2005. Rates have been generally trending higher, especially for the highest specification rigs. We continue to believe that, over the long-term, deepwater exploration and development drilling opportunities in the Gulf of Mexico, West Africa, India and other market sectors represent a significant source of future deepwater rig demand, although the risk of project delays remains, especially in West Africa. We continue to see a strong customer preference for using fifth-generation equipment in these deepwater areas, which may lead to a near term shortage of these highest specification rigs.

The outlook for activity for the non-U.S. jackup market sector is expected to remain strong, particularly in Asia and the Middle East. We expect to remain at or near full utilization for our Jackups in the near term, and at the present time we do not anticipate any inter-regional relocations of these units.

The outlook for our Other Floaters that operate in the mid-water sector has improved substantially from the global oversupply position that existed throughout most of 2004. We expect overall North Sea industry activity to remain well above 2004 levels, with resulting improvements in utilization and dayrates in 2005. Demand in the Gulf of Mexico market sector also rose in late 2004, which has caused us to reactivate or commence active marketing efforts for some of our cold-stacked units in this fleet.

The *Transocean Legend* is being relocated to Singapore from Brazil for shipyard work in advance of a long-term program. Likewise, we plan to relocate the *Sedco Express* to Angola from Brazil upon completion of its shipyard work to commence a long-term drilling program. In addition to these mobilizations and contract preparation shipyard periods, we expect downtime during the first and second quarters of 2005 to result from planned shipyard projects for the *Sedco 706, Transocean Rather, Searex 10, Trident 15, Trident 16* and *Deepwater Navigator*. The *Jim Cunningham* returned to work in February 2005 after undergoing repairs resulting from a well control incident in 2004. These rig mobilizations and shipyard projects are expected to have a negative impact on revenues and related earnings.

The offshore contract drilling market remains highly competitive and cyclical, and it has been historically difficult to forecast future market conditions. Risks include declines in oil and/or gas prices that reduce rig demand and adversely affect utilization and dayrates. Major operator and national oil company capital budgets are key drivers of the overall business climate, and these may change within a fiscal year depending on exploration results and other factors. Additionally, increased competition for our customers' drilling budgets could come from, among other areas, land-based energy markets in Russia, other former Soviet Union states and the Middle East.

Our operations are geographically dispersed in oil and gas exploration and development areas throughout the world. Rigs can be moved from one region to another, but the cost of moving a rig and the availability of rig-moving vessels may cause the supply and demand balance to vary somewhat between regions. However, significant variations between regions do not tend to persist long-term because of rig mobility. Consequently, we operate in a single, global offshore drilling market.

As of February 28, 2005, approximately 64 percent of our fleet days were committed for the remainder of 2005 and approximately 27 percent for the year 2006.

Tax Matters—We are a Cayman Islands company registered in Barbados. We operate through our various subsidiaries in a number of countries throughout the world. Consequently, we are subject to changes in tax laws, treaties and regulations in and between the countries in which we operate, including treaties that the U.S. has with other nations. A material change in these tax laws, treaties or regulations, including those in and involving the U.S., could result in a higher effective tax rate on our worldwide earnings.

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. The Act contains provisions that apply to certain companies that undertook a transaction commonly known as an inversion after a specified date. Because our reorganization as a Cayman Islands company in May 1999 occurred prior to the effective dates specified in the Act, we do not believe there should be any adverse impact to us from the inversion provisions of the Act. Additionally, the tax treaty between the U.S. and Barbados was recently amended. We do not expect the amendment to have a material adverse effect on our financial position, results of operations or cash flows.

The Act also creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing, in some cases, an 85 percent dividends received deduction for dividends paid by certain non-U.S. subsidiaries of the U.S. corporation ("controlled foreign corporations") to the U.S. corporation. The deduction is subject to a number of limitations and uncertainty currently remains as to how to interpret numerous provisions of the Act. Further, several requirements must be met in order to qualify for the deduction. While we are still in the process of analyzing whether any of our U.S. subsidiaries could qualify for the deduction, it is reasonably possible that under the repatriation provisions of the Act certain of our non-U.S. subsidiaries may repatriate to our U.S. subsidiaries some amount of earnings up to an estimated maximum amount of $150 million. As we have provided deferred U.S. taxes on the unremitted earnings of these controlled foreign corporations, this deduction, should we qualify, could reduce our tax expense in 2005 by an estimated maximum amount of $40 million. The ultimate amounts could be much less or even zero.

The Act further provides for a tax deduction for qualified production activities. Under the guidance of FASB Staff Position No. 109-1, *Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004*, the deduction will be treated as a "special deduction" as described in SFAS 109 and not as a reduction in the tax rate. As such, the special deduction has no effect on deferred tax assets and liabilities existing on the date of enactment. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on our tax return. We are still reviewing whether any of our operations would qualify for this deduction. Further, because of losses carried forward by the applicable subsidiaries, this deduction is not expected to have any impact on our tax provision in 2005.

Our income tax returns are subject to review and examination in the various jurisdictions in which we operate. In October 2004, we received from the U.S. Internal Revenue Service ("IRS") examination reports setting forth proposed changes to the U.S. federal income tax reported for the period 1999-2000. The maximum amount of additional tax based on the proposed changes would be approximately $195 million, exclusive of interest. While we have agreed to certain non-material adjustments, we believe our returns are materially correct as filed and intend to defend ourselves vigorously. The IRS has also notified us of its intent to audit our 2002 and 2003 tax years. No examination report has been received at this time.

In September 2004, the Norwegian tax authorities initiated inquiries related to a restructuring transaction undertaken in 2001 and 2002 and a dividend payment made during 2001. In February 2005, we filed a response to these inquiries. In March 2005, pursuant to court orders, the Norwegian tax authorities took action to obtain additional information regarding these transactions. Based on these inquiries, we believe the Norwegian authorities are contemplating a tax assessment on the dividend of approximately $106 million, plus penalty and interest. No assessment has been made, and we believe such an assessment would be without merit. While we cannot predict or provide assurance as to the final outcome, we do not expect the liability, if any, resulting from the inquiry to have a material adverse effect on our current consolidated financial position, results of operations and cash flows.

In addition, other tax authorities have examined the amounts of income and expense subject to tax in their jurisdiction for prior periods. We are currently contesting various non-U.S. assessments that have been asserted and would expect to contest any future U.S. or non-U.S. assessments. We do not expect the liability, if any, resulting from existing or future assessments to have a material adverse effect on our current consolidated financial position, results of operations and cash flows. We cannot predict with certainty the outcome or effect of any of the tax assessments described herein. There can be no assurance that our beliefs or expectations as to the outcome or effect of any tax assessment we are contesting will prove correct and the eventual outcome of these matters could materially differ from management's current estimates.

As a result of the deconsolidation of TODCO from our other U.S. subsidiaries for U.S. federal income tax purposes in conjunction with the TODCO IPO, we established an initial valuation allowance in the first quarter of 2004 of approximately $31.0 million against the estimated deferred tax assets of TODCO in excess of its deferred tax liabilities, taking into account prudent and feasible tax planning strategies as required by the FASB's Statement of Financial Accounting Standards ("SFAS") 109, *Accounting for Income Taxes*. We adjusted the initial valuation allowance during the year to reflect changes in our estimate of the ultimate amount of TODCO's deferred tax assets. The ultimate allocation of tax benefits between TODCO and our other U.S. subsidiaries will occur in 2005 upon the filing of our 2004 U.S. consolidated federal income tax return. This final allocation of tax benefits could impact our effective tax rate for 2005.

Performance and Other Key Indicators

Fleet Utilization and Dayrates—The following table shows our average dayrates and utilization for the quarterly periods ended on or prior to December 31, 2004. We consolidated TODCO's results of operations and financial condition in our consolidated financial statements through December 16, 2004 (see "—Significant Events"). Average dayrate is defined as contract drilling revenue earned per revenue earning day in the period. A revenue earning day is defined as a day for which a rig earns dayrate after commencement of operations. Utilization in the table below is defined as the total actual number of revenue earning days in the period as a percentage of the total number of calendar days in the period for all drilling rigs in our fleet.

	Three months ended		
	December 31, 2004	September 30, 2004	December 31, 2003
Average Dayrates			
Transocean Drilling Segment:			
High-Specification Floaters			
Fifth-Generation Deepwater Floaters	$180,100	$193,400	$186,500
Other Deepwater Floaters	$119,400	$103,900	$101,400
Other High-Specification Floaters	$135,700	$111,200	$117,900
Total High-Specification Floaters	$149,000	$142,200	$141,800
Other Floaters	$ 64,000	$ 65,400	$ 60,600
Jackups	$ 55,800	$ 52,500	$ 53,700
Other Rigs	$ 48,100	$ 44,700	$ 45,200
Segment Total	$ 93,900	$ 91,100	$ 87,900
TODCO Segment (a)	$ 28,600	$ 27,300	$ 21,500
Total Drilling Fleet	$ 74,200	$ 69,800	$ 67,400
Utilization			
Transocean Drilling Segment:			
High-Specification Floaters			
Fifth-Generation Deepwater Floaters	89%	83%	91%
Other Deepwater Floaters	69%	78%	69%
Other High-Specification Floaters	92%	84%	74%
Total High-Specification Floaters	80%	81%	78%
Other Floaters	50%	45%	47%
Jackups	81%	81%	81%
Other Rigs	54%	44%	53%
Segment Total	69%	67%	68%
TODCO Segment (a)	47%	45%	40%
Total Drilling Fleet	61%	58%	56%

(a) TODCO was deconsolidated effective December 17, 2004. Statistics for the TODCO segment are through December 16, 2004 for the three months ended December 31, 2004.

Contract Drilling Revenue—Our contract drilling revenues are based primarily on dayrates received for our drilling services and the number of operating days during the relevant periods. The level of our contract drilling revenue depends on dayrates, which in turn are primarily a function of industry supply and demand for drilling units in the market sectors in which we operate. During periods of high demand, our rigs typically achieve higher utilization and dayrates than during periods of low demand. Some of our drilling contracts also enable us to earn mobilization, contract preparation, capital upgrade, bonus and demobilization revenue. Mobilization, contract preparation and capital upgrade revenue earned on a lump sum basis is recognized on a straight-line basis over the original contract term and in relation to our drilling revenues, which are earned on a contractual fixed dayrate basis. Bonus and demobilization revenue is recognized when earned.

Other Revenue—Beginning with the first quarter of 2004, we began classifying our revenues into two categories: (1) contract drilling revenues and (2) other revenues, as other revenue became a more significant component of our total revenues. Our other revenue represents client reimbursable revenue, integrated services revenue and other miscellaneous revenues. From time to time, we provide well services in addition to our normal drilling services through third party contractors. We refer to these other services as integrated services.

Operating and Maintenance Costs—Our operating and maintenance costs represent all direct and indirect costs associated with the operation and maintenance of our drilling rigs. The principal elements of these costs are direct and indirect labor and benefits, repair and maintenance, insurance, boat and helicopter rentals, professional and technical fees, freight costs, communications, customs duties, tool rentals and services, fuel and water, general taxes and licenses. Labor, repair and maintenance and insurance costs represent the most significant components of our operating and maintenance costs. Insurance costs include insurance premiums, personal injury losses less than the deductible and hull and machinery losses that fall below the deductible.

We do not expect operating and maintenance expenses to necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in dayrate. However, costs for operating a rig are generally fixed or only semi-variable regardless of the dayrate being earned. In addition, should our rigs incur idle time between contracts, we typically do not de-man those rigs because we will use the crew to prepare the rig for its next contract. During times of reduced activity, reductions in costs may not be immediate as portions of the crew may be required to prepare our rigs for stacking, after which time the crew members are assigned to active rigs or dismissed. In addition, as our rigs are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. In general, labor costs increase primarily due to higher salary levels and inflation. Equipment maintenance expenses fluctuate depending upon the type of activity the unit is performing and the age and condition of the equipment. We maintain a per occurrence insurance deductible of $10 million on our hull and machinery and our protection and indemnity policies. We also have an additional aggregate deductible of $23 million that is applied to each hull and machinery occurrence until it has been exhausted over one or more occurrences. After this $23 million aggregate deductible is fully exhausted, the hull and machinery deductible reverts to $10 million per occurrence.

Depreciation Expense—Our depreciation expense is based on capitalized costs and our estimates, assumptions and judgments relative to useful lives and salvage values of our assets. We compute depreciation using the straight-line method, generally after allowing for salvage values.

General and Administrative Expense—General and administrative expense includes all costs related to our corporate executives, directors, investor relations, corporate accounting and reporting, information technology, internal audit, legal, tax, treasury, risk management and human resource functions.

Interest Expense—Interest expense consists of interest associated with our senior notes and other debt and related financing cost amortization. Interest expense is partially offset by the amortization of fair value adjustments resulting from various interest rate swaps that were terminated during 2003. We expect the amortization of these fair value adjustments to continue over the life of the related debt instruments (see "—Derivative Instruments").

Income Taxes—Provisions for income taxes are based on expected taxable income, statutory rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Taxable income may differ from pre-tax income for financial accounting purposes, particularly in countries with revenue-based taxes. There is no expected relationship between the provision for income taxes and income before income taxes because the countries in which we operate have different taxation regimes. We provide a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. See "—Critical Accounting Policies."

Financial Condition

December 31, 2004 compared to December 31, 2003

	December 31,			
	2004	2003	Change	% Change
	(In millions, except % change)			
Total Assets				
Transocean Drilling	$10,758.3	$10,874.0	$(115.7)	(1)%
TODCO	–	788.6	(788.6)	(100)%
	$10,758.3	$11,662.6	$(904.3)	(8)%

The decrease in Transocean Drilling segment assets was primarily due to asset depreciation ($432.6 million) and decreases in cash and cash equivalents ($3 million), partially offset by increases to investments in and advances to unconsolidated subsidiaries ($104 million), property and equipment, net of retirements ($89 million) (see "—Capital Expenditures"), goodwill ($21 million), accounts receivable ($19 million) and other long-term assets ($61 million). The decrease in cash and cash equivalents resulted primarily from repayments of debt ($1,069 million), partially offset by proceeds received from the TODCO Offerings ($684 million), net proceeds received from the sale of a semisubmersible rig ($28 million) and cash from operations during the year ended December 31, 2004. The increase in investments in and advances to unconsolidated subsidiaries primarily relates to our 22 percent interest in TODCO. The increase in goodwill primarily related to changes in our estimates related to certain pre-acquisition income tax-related contingencies, and the increase in other long-term assets was primarily due to incremental deferred income tax expense related to intercompany rig sales. The decrease in TODCO segment assets resulted from the deconsolidation of TODCO (see "—Significant Events").

Liquidity and Capital Resources

Sources and Uses of Cash

	Years ended December 31,		
	2004	2003	Change
		(In millions)	
Net Cash Provided by Operating Activities			
Net income	$152.2	$ 19.2	$133.0
Depreciation	524.6	508.2	16.4
Other non-cash items	(45.6)	(63.6)	18.0
Working capital	(27.1)	61.6	(88.7)
	$604.1	$525.4	$ 78.7

Net cash provided by operating activities increased $78.7 million due to an increase in cash generated from net income adjusted for non-cash activity of $167.4 million, partially offset by a decrease in cash related to working capital items of $88.7 million during the year ended December 31, 2004 as compared to the corresponding prior year period.

	Years ended December 31,		
	2004	2003	Change
		(In millions)	
Net Cash Provided by (Used in) Investing Activities			
Capital expenditures	$(127.0)	$ (493.8)	$366.8
Proceeds from disposal of assets, net	50.4	8.4	42.0
DDII LLC's cash acquired, net of cash paid	–	18.1	(18.1)
DD LLC's cash acquired	–	18.6	(18.6)
Proceeds from TODCO Offerings	683.6	–	683.6
Reduction of cash from the deconsolidation of TODCO	(68.6)	–	(68.6)
Joint ventures and other investments, net	10.4	3.3	7.1
	$ 548.8	$ (445.4)	$994.2

Net cash provided by investing activities increased $994.2 million over the previous year. The increase is primarily the result of proceeds from the TODCO Offerings of $683.6 million combined with an increase in proceeds from asset sales as compared to the prior year and a reduction in current year capital expenditures primarily due to the 2003 acquisition of the *Deepwater Frontier* and *Deepwater Pathfinder* totaling $382.8 million. Partially offsetting these increases was the decrease in cash of $68.6 million resulting from the deconsolidation of TODCO compared to $36.7 million of cash acquired upon acquisition of ConocoPhillips' interests in DD LLC and DDII LLC during 2003.

	Years ended December 31, 2004	2003	Change
	(In millions)		
Net Cash Used in Financing Activities			
Borrowings (repayments) under revolving credit agreement	$ (250.0)	$ 250.0	$(500.0)
Repayments on other debt instruments	(957.0)	(1,252.7)	295.7
Cash received from termination of interest rate swaps	–	173.5	(173.5)
Other, net	31.4	9.0	22.4
	$(1,175.6)	$ (820.2)	$(355.4)

Net cash used in financing activities increased in 2004 compared to 2003 primarily due to higher debt repayments, which included scheduled debt repayments, the early redemption of our 9.5% Senior Notes and 6.75% Senior Notes and the repurchase of approximately 71.3 percent of our 8% Debentures by means of a tender offer. We had net borrowings under our revolving credit facility in 2003 that were repaid in 2004. In addition, the termination of our interest rate swaps was a source of cash in 2003 with no comparable activity during 2004 (see "—Derivative Instruments").

Capital Expenditures

Capital expenditures totaled $127.0 million during the year ended December 31, 2004 of which $118.2 million and $8.8 million related to the Transocean Drilling and TODCO segments, respectively.

During 2005, we expect to spend approximately $140 million on our existing fleet, corporate infrastructure and major upgrades. These amounts are dependent upon the actual level of operational and contracting activity. In addition, we expect to spend another $50 million towards those upgrades required and funded by our drilling contracts, and another $35.7 million for the purchase of the semisubmersible rig *M.G. Hulme, Jr.* (see "—Acquisitions and Dispositions"). We intend to fund the cash requirements relating to our capital expenditures through available cash balances, cash generated from operations and asset sales. We also have available credit under our revolving credit agreement (see "—Sources of Liquidity") and may utilize other commercial bank or capital market financings.

Acquisitions and Dispositions

From time to time, we review possible acquisitions of businesses and drilling units and may in the future make significant capital commitments for such purposes. Any such acquisition could involve the payment by us of a substantial amount of cash or the issuance of a substantial number of additional ordinary shares or other securities. We would likely fund the cash portion of any such acquisition through cash balances on hand, the incurrence of additional debt, sales of assets, issuance of ordinary shares or other securities or a combination thereof. In addition, from time to time, we review possible dispositions of drilling units.

Acquisition – In November 2004, we gave notice to Deep Sea Investors, L.L.C. ("Deep Sea Investors") of our intent to purchase the semisubmersible *M.G. Hulme, Jr.* for approximately $35.7 million. See "—Off-Balance Sheet Arrangement."

Dispositions—During 2004, we completed the TODCO Offerings. See "—Significant Events."

In March 2004, we entered into agreements to sell two semisubmersible rigs, the *Sedco 600* and *Sedco 602*, for net proceeds of $52.7 million in connection with our efforts to dispose of certain non-strategic assets in our Transocean Drilling segment. In June 2004, we completed the sale of the *Sedco 602* for net proceeds of $28.0 million and recognized a gain of $21.7 million, which had no tax effect. In January 2005, we completed the sale of the *Sedco 600* for net proceeds of $24.9 million, and we expect to recognize an after-tax gain of $18.8 million in the first quarter of 2005.

During the year ended December 31, 2004, we settled insurance claims and sold marine support vessels and certain other assets for net proceeds of $22.4 million and recorded net gains of $4.2 million ($3.3 million, net of tax) in our Transocean Drilling segment and $6.0 million, which had no tax effect, in our TODCO segment.

Sources of Liquidity

Our primary sources of liquidity in 2004 were our cash flows from operations, proceeds from the TODCO Offerings, proceeds from asset sales, borrowings under our revolving credit agreement and existing cash balances. Our primary uses of cash were debt repayments and capital expenditures. At December 31, 2004, we had $451.3 million in cash and cash equivalents.

We expect to use existing cash balances, internally generated cash flows and proceeds from asset sales, including potential sales of our interest in TODCO, to fulfill anticipated obligations such as scheduled debt maturities, capital expenditures and working capital needs. From time to time, we may also use bank lines of credit to maintain liquidity for short-term cash needs.

When cash on hand, cash flows from operations, proceeds from asset sales, including potential sales of our interest in TODCO, and committed bank facility availability exceed our expected liquidity needs, we may use a portion of such cash to reduce debt prior to scheduled maturities through repurchases, redemptions or tender offers, or make repayments on any outstanding bank borrowings. As we approach our targeted debt levels of $1 to $2 billion, we will begin to explore alternative uses of our excess cash. Such possible uses could include an extraordinary dividend, share repurchases, resumption of periodic dividends and/or opportunistic asset acquisitions.

At December 31, 2004 and 2003, our total debt was $2,481.5 million and $3,658.1 million, respectively. Net debt, a non-GAAP financial measure defined as total debt less cash and cash equivalents, at such dates was $2,030.2 million and $3,184.1 million, respectively. During the year ended December 31, 2004, we reduced net debt by $1,153.9 million. The reconciliation of total debt to net debt at carrying value is as follows (in millions):

	December 31,	
	2004	2003
Total Debt	$2,481.5	$3,658.1
Less: Cash and cash equivalents	(451.3)	(474.0)
Net Debt	$2,030.2	$3,184.1

We believe net debt provides useful information regarding the level of our indebtedness by reflecting the amount of indebtedness assuming cash and investments are used to repay debt. Net debt declined each year since 2001 because cash flows, primarily from operations and asset sales, have exceeded capital expenditures.

Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the drilling market deteriorate, or should we experience poor results in our operations, cash flow from operations may be reduced. We have, however, continued to generate positive cash flow from operating activities over recent years and expect cash flow will continue to be positive over the next year.

We have access to a bank line of credit under an $800 million five-year revolving credit agreement expiring in December 2008. As of March 1, 2005, $800.0 million remained available under this credit line. Because our current cash balances, expected cash flow and this revolving credit agreement provide us with adequate liquidity, we terminated our commercial paper program during the first quarter of 2004.

The bank credit line requires compliance with various covenants and provisions customary for agreements of this nature, including an earnings before interest, taxes, depreciation and amortization ("EBITDA") to interest coverage ratio and debt to tangible capital ratio, both as defined by the credit agreement, of not less than three to one and not greater than 50 percent, respectively. Other provisions of the credit agreement include limitations on creating liens, incurring debt, transactions with affiliates, sale/leaseback transactions and mergers and sale of substantially all assets. Should we fail to comply with these covenants, we would be in default and may lose access to this facility. We are also subject to various covenants under the indentures pursuant to which our public debt was issued, including restrictions on creating liens, engaging in sale/leaseback transactions and engaging in merger, consolidation or reorganization transactions. A default under our public debt could trigger a default under our credit line and cause us to lose access to this facility.

In April 2001, the Securities and Exchange Commission ("SEC") declared effective our shelf registration statement on Form S–3 for the proposed offering from time to time of up to $2.0 billion in gross proceeds of senior or subordinated debt securities, preference shares, ordinary shares and warrants to purchase debt securities, preference shares, ordinary shares or other securities. At February 28, 2005, $1.6 billion in gross proceeds of securities remained unissued under the shelf registration statement.

Our access to debt and equity markets may be reduced or closed to us due to a variety of events, including, among others, downgrades of ratings of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.

Our contractual obligations included in the table below are at face value (in millions).

	For the years ending December 31,				
	Total	2005	2006-2007	2008-2009	Thereafter
Contractual Obligations					
Debt	$2,390.2	$19.6	$500.0	$266.8	$1,603.8
Operating Leases	68.8	26.6	19.9	14.8	7.5
Purchase Obligations	35.7	35.7	–	–	–
Defined Benefit Pension Plans	2.4	2.4	–	–	–
Total Obligations	$2,497.1	$84.3	$519.9	$281.6	$1,611.3

Bondholders may, at their option, require us to repurchase the 1.5% Convertible Debentures due 2021, the 7.45% Notes due 2027 and the Zero Coupon Convertible Debentures due 2020 in May 2006, April 2007 and May 2008, respectively. With regard to both series of the Convertible Debentures, we have the option to pay the repurchase price in cash, ordinary shares or any combination of cash and ordinary shares. The chart above assumes that the holders of these convertible debentures and notes exercise the options at the first available date. We are also required to repurchase the convertible debentures at the option of the holders at other later dates.

We have a required obligation to make a contribution in 2005 to our funded Norway defined benefit pension plans. See "—Retirement Plans and Other Postemployment Benefits" for a discussion of expected contributions for pension funding requirements of expected benefit payments for our unfunded defined benefit pension plans.

At December 31, 2004, we had other commitments that we are contractually obligated to fulfill with cash should the obligations be called. These obligations include standby letters of credit and surety bonds that guarantee our performance as it relates to our drilling contracts, insurance, tax and other obligations in various jurisdictions. Letters of credit are issued under a number of facilities provided by several banks. The obligations that are the subject of these surety bonds and letters of credit are geographically concentrated in Nigeria and India. These letters of credit and surety bond obligations are not normally called as we typically comply with the underlying performance requirement. The table below provides a list of these obligations in U.S. dollar equivalents and their time to expiration.

	For the years ending December 31,				
	Total	2005	2006-2007	2008-2009	Thereafter
			(In millions)		
Other Commercial Commitments					
Standby Letters of Credit	$182.2	$151.3	$24.8	$6.1	$–
Surety Bonds	7.6	7.6	–	–	–
Surety Bonds–TODCO	11.9	11.9	–	–	–
Total	$201.7	$170.8	$24.8	$6.1	$–

As is customary in the contract drilling business, we also have various surety bonds in place that secure customs obligations relating to the importation of our rigs and certain performance and other obligations. Until April 2005, we also guarantee $11.9 million of TODCO's surety bonds, which TODCO has collateralized.

Derivative Instruments

We have established policies and procedures for derivative instruments that have been approved by our board of directors. These policies and procedures provide for the prior approval of derivative instruments by our Chief Financial Officer. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in foreign exchange rates and interest rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

Gains and losses on foreign exchange derivative instruments that qualify and are designated as accounting cash flow hedges are deferred as accumulated other comprehensive income (loss) and recognized when the underlying foreign exchange exposure is realized. Gains and losses on foreign exchange derivative instruments that are not designated as cash flow hedges or no longer qualify as hedges or are terminated as such for accounting purposes are recognized currently in other, net in our consolidated statements of operations based on the change in market value of the derivative instruments. At December 31, 2004, we had no open foreign exchange derivative instruments.

From time to time, we may use interest rate swaps to manage the effect of interest rate changes on our future interest rate expense. Interest rate swaps that we enter into are designated as a hedge of future interest payments on our underlying debt. The interest rate differential to be received or paid under the swaps is recognized over the lives of the swaps as an adjustment to interest expense. If an interest rate swap is terminated or no longer qualifies for hedge accounting, the gain or loss is amortized over the remaining life of the underlying debt. We do not enter into interest rate swaps for speculative purposes.

In June 2001, we entered into $700 million aggregate notional amount of interest rate swaps as a fair value hedge against our 6.625% Notes due April 2011. In February 2002, we entered into $900 million aggregate notional amount of interest rate swaps as a fair value hedge against our 6.75% Senior Notes due April 2005, 6.95% Senior Notes due April 2008 and 9.5% Senior Notes due December 2008. The swaps effectively converted the fixed interest rate on each of the four series of notes into a floating rate. The market value of the swaps was carried as an asset or a liability in our consolidated balance sheet and the carrying value of the hedged debt was adjusted accordingly.

In January 2003, we terminated swaps and associated fair value hedges with respect to our 6.75% Senior Notes due April 2005, 6.95% Senior Notes due April 2008 and 9.5% Senior Notes due December 2008. In March 2003, we terminated swaps with respect to our 6.625% Notes due April 2011. As a result of these terminations, we received cash proceeds, net of accrued interest, of $173.5 million that had been recognized in connection with the associated fair value hedges as a fair value adjustment to long-term debt in our consolidated balance sheet and is being amortized as a reduction to interest expense over the life of the underlying debt. Such reduction amounted to $22.7 million in 2004. As a result of the redemption of our 9.5% Senior Notes in March 2004 and 6.75% Senior Notes in October 2004, we recognized unamortized premium of $25.5 million from the 2003 termination of the related interest rate swap as a reduction to our loss on retirement of debt (see "—Historical 2004 compared to 2003"). Based on the unamortized premiums remaining on the terminated interest rate swaps and taking the announced March 2005 redemption of the 6.95% Senior Notes into account, we expect our interest expense to be reduced by $13.3 million in 2005.

Historical 2004 compared to 2003

Following is an analysis of our Transocean Drilling segment and TODCO segment operating results, as well as an analysis of income and expense categories that we have not allocated to our segments.

Transocean Drilling Segment

	Years ended December 31,			
	2004	2003	Change	% Change
	(In millions, except day amounts and percentages)			
Revenue earning days (a)	23,427	23,712	(285)	(1)%
Utilization (b)	68%	69%	N/A	(1)%
Average dayrate (c)	$91,100	$89,400	$1,700	2%
Contract drilling revenues	$2,134.1	$2,118.7	$ 15.4	1%
Other revenues	146.3	88.0	58.3	66%
	2,280.4	2,206.7	73.7	3%
Operating and maintenance expense	1,445.1	1,367.9	77.2	6%
Depreciation	432.6	416.0	16.6	4%
Impairment loss on long-lived assets	–	5.2	(5.2)	N/M
Gain from sale of assets, net	(25.9)	(4.9)	(21.0)	N/M
Operating income before general and administrative expense	$428.6	$ 422.5	$ 6.1	1%

"N/A" means not applicable
"N/M" means not meaningful

(a) Revenue earning day is a day for which a rig earns dayrate after commencement of operations.

(b) Utilization is defined as the total actual number of revenue earning days as a percentage of total number of calendar days in the period.
(c) Average dayrate is defined as contract drilling revenue earned per revenue earning day.

This segment's contract drilling revenues increased by approximately $100.0 million as a result of revenues for the full year in 2004 from the *Discoverer Enterprise,* which was inactive for the latter part of the second quarter of 2003 due to a riser separation incident, and revenues from the *Deepwater Frontier* and the *Deepwater Pathfinder* resulting from the consolidation of DDII LLC and DD LLC, which occurred late in the second and fourth quarters of 2003, respectively. Additionally, a labor strike in Nigeria and the *Peregrine I* electrical incident during the second quarter of 2003 negatively impacted revenues during 2003 with no comparable incidents in 2004, which resulted in a positive impact of approximately $17.0 million in 2004 over the prior year. Partially offsetting these increases were decreases of approximately $38.0 million as a result of the strike in Norway and the *Trident 20* and *Jim Cunningham* incidents in the third quarter of 2004. Contract drilling revenues were also negatively impacted by approximately $59.0 million due to a slight decline in utilization and a semisubmersible rig sold in 2004.

Other revenues for the year ended December 31, 2004 increased $58.3 million primarily due to a $68.0 million increase in integrated services revenue, partially offset by a decrease of $11.8 million from client reimbursable revenue and the absence of revenue from management fees as a result of the consolidation of DDII LLC and DD LLC late in the second and fourth quarters, respectively, of 2003.

This segment's operating and maintenance expenses increased by approximately $83.0 million primarily from costs associated with higher personal injury claim losses, integrated services, additional expenses related to the *Deepwater Pathfinder* as a result of the consolidation of DD LLC late in the fourth quarter of 2003 and the *Trident 20* and *Jim Cunningham* incidents in 2004. Expenses also increased approximately $25.0 million due to increased expenses primarily related to activity and the reactivation of rigs, a loss on retirement of rig equipment and higher provisions for local tax matters in 2004. Additional increases of $8.0 million resulted from favorable litigation and turnkey settlements during 2003 with no comparable activity during 2004. Partially offsetting these increases were decreased operating and maintenance expenses of approximately $42.0 million primarily related to the settlement of the *Discoverer Enterprise* May 2003 riser incident, the favorable insurance settlement related to a prior year *Peregrine I* riser incident, the favorable settlement of a turnkey dispute during 2004 and costs incurred in 2003 related to the restructuring of the Nigeria defined benefit plan and the *Peregrine I* electrical incident with no comparable activity in 2004.

The increase in this segment's depreciation expense resulted primarily from $19.5 million of additional depreciation expense related to the *Deepwater Frontier* and *Deepwater Pathfinder* as a result of the late December 2003 payoff of the synthetic lease financing arrangements and the purchase of tensioner system equipment for the *Discoverer Enterprise*. An additional increase of approximately $2.0 million resulted from depreciation on other asset additions, net of retirements. These increases were partially offset by a $4.7 million decrease resulting from extending the useful lives of four rigs from 30 to 32 years, to 35 years in the fourth quarter of 2004 and $0.6 million resulting from rigs sold during and subsequent to 2003.

During 2003, we recorded non-cash impairment charges in this segment of $5.2 million associated with the removal of two rigs from drilling service and the value assigned to leases on oil and gas properties that we intended to discontinue. The determination of fair market value was based on an offer from a potential buyer, in the case of the two rigs, and management's assessment of fair value, in the case of the leases on oil and gas properties, where third party valuations were not available.

During 2004, this segment recognized net gains of $25.9 million related to the sale of the semisubmersible rig *Sedco 602* and the sale of other assets. During the year ended December 31, 2003, this segment recognized net gains of $4.9 million related to the sale of the jackup rig *RBF 160*, the sale of the *Searex 15*, the settlement of an insurance claim and the sale of other assets.

TODCO Segment

The results discussed below for the TODCO segment are through December 16, 2004 as a result of the TODCO Offerings and the deconsolidation of TODCO. See "—Significant Events."

	Years ended December 31,			
	2004	2003	Change	% Change
	(In millions, except day amounts and percentages)			
Revenue earning days (a) (b)	10,476	10,953	(477)	(4)%
Utilization (a) (c)	43%	41%	N/A	5%
Average dayrate (a) (d)	$26,900	$19,200	$7,700	40%
Contract drilling revenues	$282.3	$ 209.8	$72.5	35%
Other revenues	51.2	17.8	33.4	N/M
	333.5	227.6	105.9	47%
Operating and maintenance expense	281.2	242.5	38.7	16%
Depreciation	92.0	92.2	(0.2)	N/M
Impairment loss on long-lived assets	–	11.3	(11.3)	N/M
Gain from sale of assets, net	(6.0)	(0.9)	(5.1)	N/M
Operating loss before general and administrative expense	(33.7)	$ (117.5)	$83.8	71%

"N/A" means not applicable
"N/M" means not meaningful

(a) TODCO was deconsolidated effective December 17, 2004. Statistics for the TODCO segment are through December 16, 2004 for the year ended December 31, 2004.
(b) Revenue earning day is a day for which a rig earns dayrate after commencement of operations.
(c) Utilization is defined as the total actual number of revenue earning days as a percentage of total number of calendar days in the period.
(d) Average dayrate is defined as contract drilling revenue earned per revenue earning day.

This segment's contract drilling revenues increased by $72.5 million due to an increase in average dayrates and utilization, which included the operations of a jackup rig in Venezuela and two jackup rigs in Mexico after the rigs were transferred from the Gulf of Mexico during the fourth quarter of 2003.

Other revenues for the year ended December 31, 2004 increased $33.4 million due primarily to the consolidation of Delta Towing at December 31, 2003 and increased client reimbursable revenue.

The increase in this segment's operating and maintenance expense was primarily due to $24.5 million of costs associated with the consolidation of Delta Towing at December 31, 2003, $14.7 million of operating and maintenance expense related to the operations of a jackup rig in Venezuela and two jackup rigs in Mexico after the rigs were transferred from the Gulf of Mexico and $11.8 million of higher compensation expense related to stock option and restricted stock grants in connection with the TODCO IPO. Partially offsetting the above increases were decreases primarily due to approximately $11.0 million of costs associated with the fire incident on inland barge *Rig 20* and the well control incident on inland barge *Rig 62* during 2003 with no comparable activity during 2004.

During 2003, we recorded non-cash impairment charges in this segment of $11.3 million associated with the removal of five jackup rigs from drilling service and the write down in the value of an investment in a joint venture to fair value. The determination of fair market value was based on third party valuations, in the case of the jackup rigs, and management's assessment of fair value, in the case of the investment in a joint venture, where third party valuations were not available.

During 2004, this segment recognized net gains of $6.0 million primarily related to the sale of marine support vessels by Delta Towing, as well as the sale of other assets and the settlement of an October 2000 insurance claim.

Total Company Results of Operations

	Years ended December 31,			
	2004	2003	Change	% Change
	(In millions, except % change)			
General and Administrative Expense	67.0	$ 65.3	$ 1.7	2.6%
Other (Income) Expense, net				
Equity in earnings of unconsolidated subsidiaries	(9.2)	(5.1)	(4.1)	80.4 %
Interest income	(9.3)	(18.8)	9.5	(50.5)%
Interest expense	171.7	202.0	(30.3)	(15.0)%
Gain from TODCO offerings	(308.8)	–	(308.8)	N/M
Non-cash TODCO tax sharing agreement charge	167.1	–	167.1	N/M
Loss on retirement of debt	76.5	15.7	60.8	N/M
Impairment loss on note receivable from related party	–	21.3	(21.3)	N/M
Other, net	(0.4)	3.0	(3.4)	N/M
Income Tax Expense	91.3	3.0	88.3	N/M
Minority Interest	(3.2)	0.2	(3.4)	N/M
Cumulative Effect of a Change in Accounting Principle	–	(0.8)	0.8	N/M

"N/M" means not meaningful

The increase in general and administrative expense was attributable to increases of approximately $10.0 million in stock compensation expense, primarily related to the retirement of an executive officer, and professional fees related to compliance with the Sarbanes-Oxley Act effective for 2004. The increase was partially offset by decreases attributable to the recognition of $8.8 million in 2003 of expenses relating to the TODCO IPO.

Equity in earnings of unconsolidated subsidiaries increased $5.8 million primarily related to our 50 percent share of earnings from Overseas Drilling Limited ("ODL"), which owns the drillship *Joides Resolution,* combined with $6.5 million resulting from the absence of our share of losses from Delta Towing in 2003 due to TODCO's consolidation of the joint venture at December 31, 2003 as a result of the adoption of FIN 46. Offsetting these increases was the absence of equity in earnings of $8.0 million related to our consolidation of DD LLC and DDII LLC in 2003, which resulted from the completion of the buyout of ConocoPhillips' share of the joint ventures.

The decrease in interest income was primarily related to a decrease in average cash balances for 2004 compared to 2003 as cash was utilized for debt reduction and capital expenditures, which resulted in a reduction of interest income of $5.9 million. Additional decreases resulted from the absence in 2004 of $3.4 million of interest earned in 2003 on the notes receivable from Delta Towing, which was consolidated by TODCO at December 31, 2003 as a result of the adoption of FIN 46.

The decrease in interest expense was primarily attributable to reductions in interest expense of $42.9 million associated with debt that was redeemed, retired or repurchased during or subsequent to 2003. Partially offsetting these decreases was the termination of our fixed to floating interest rate swaps in the first quarter of 2003, which resulted in a net increase in interest expense of $4.4 million (see "—Derivative Instruments") and primarily from borrowings under revolving credit agreements late in 2003 and in 2004, which resulted in an increase in interest expense of $5.8 million. In addition, we received a refund of interest from a taxing authority that resulted in a reduction of interest expense of $1.1 million in 2003, with no comparable activity for the same period in 2004.

During 2004, we recognized a $308.8 million gain from the TODCO Offerings (see "—Significant Events").

During 2004, we recognized a $167.1 million non-cash charge related to contingent amounts due from TODCO under a tax sharing agreement between us and TODCO (see "—Significant Events").

During 2004, we recognized a $76.5 million loss related to the early retirements of $774.8 million aggregate principal amount of our debt (see "—Significant Events"). During 2003, we recognized a $15.7 million loss related to the early retirements of $888.6 million aggregate principal amount of our debt.

During 2003, we recognized a $21.3 million impairment loss on TODCO's notes receivable from Delta Towing.

We recognized a $3.9 million favorable change in other, net relating to the effect of foreign currency exchange rate changes on our monetary assets and liabilities denominated in non-U.S. currencies, partially offset by proceeds received from the sale of a patent in 2003 with no comparable activity for the same period in 2004.

We operate internationally and provide for income taxes based on the tax laws and rates in the countries in which we operate and earn income. There is no expected relationship between the provision for income taxes and income before income taxes. Income tax expense for the year ended December 31, 2004 was $88.3 million higher than in the same period in 2003. Excluding other partially offsetting adjustments to our overall valuation allowance, which were included in the computation of the tax rate, the year ended December 31, 2004 included a provision for a valuation allowance of approximately $32 million related to the TODCO IPO (see "—Significant Events"). Income tax expense was reduced by approximately $9 million, which related to changes in estimates of prior year taxes, and by approximately $13 million related to our U.K. net operating loss carryforwards and related valuation allowance. The year ended December 31, 2003 included the impact of an approximate $15 million foreign tax benefit attributed to a favorable resolution of a non-U.S. income tax liability and income tax benefits of approximately $13 million resulting from non-cash impairments and loss on debt retirements. The higher income tax expense in 2004 compared to 2003 resulted in an annual effective tax rate adjusted for various discrete items that was 20 percentage points higher for the year ended December 31, 2004 compared to the same period in 2003.

The increase in minority interest was primarily attributable to the minority interest owners' share of TODCO resulting from the TODCO Offerings in 2004 (see "—Significant Events").

During 2003, we recognized a $0.8 million gain as a cumulative effect of a change in accounting principle related to TODCO's consolidation of Delta Towing at December 31, 2003 as a result of the early adoption of the FIN 46.

Historical 2003 compared to 2002

Overview

The decreases in our average dayrates and utilization were mainly attributable to the decline in overall market conditions primarily within our Other Floaters fleet category. The increase in our operating and maintenance expenses was primarily due to a change in accounting for client reimbursable expenses. In addition, our revenues, utilization and operating and maintenance expense were negatively impacted by a riser separation incident on the drillship *Discoverer Enterprise,* an electrical fire on the *Peregrine I* and a labor strike and a restructuring of a benefit plan in Nigeria (see "—Significant Events"). Operating and maintenance expense was also negatively impacted by a well control incident on inland barge *Rig 62* and a fire on inland barge *Rig 20.* With the overall market decline we responded rapidly to reduce costs when rigs were idled. We also reduced costs by implementing standardized purchasing through negotiated agreements, nationalization of our labor force where appropriate and headcount reductions in support groups. Our 2003 financial results included the recognition of a number of non-cash charges pertaining to asset impairments and loss on debt retirements. Debt and cash decreased during 2003 primarily as a result of repayments on debt instruments as we continued to maintain our focus on debt reduction. We also increased our investment in the Fifth-Generation fleet category by purchasing the portions of the DD LLC and DDII LLC joint ventures that had previously been held by ConocoPhillips and paying off the synthetic lease financing arrangements associated with the *Deepwater Pathfinder* and *Deepwater Frontier*. See "—Significant Events."

As a result of the implementation of Emerging Issues Task Force ("EITF") Issue No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent,* costs we incur that are charged to our customers on a reimbursable basis were recognized as operating and maintenance expense beginning in 2003. In addition, the amounts billed to our customers associated with these reimbursable costs were being recognized as operating revenue. The increase in operating revenues and operating and maintenance expense resulting from this implementation was approximately $100.5 million for the year ended December 31, 2003. This change in the accounting treatment for client reimbursables had no effect on our consolidated financial position, results of operations or cash flows. We previously recorded these charges and related reimbursements on a net basis in operating and maintenance expense. Prior period amounts were not reclassified, as the amounts were not material.

Significant Events

Transocean Drilling Segment

DD LLC and DDII LLC Joint Ventures—In May 2003, we purchased ConocoPhillips' 40 percent interest in DDII LLC. DDII LLC was the lessee in a synthetic lease financing facility with a special purpose entity entered into in connection with the construction of the *Deepwater Frontier*. As a result of this purchase, we consolidated DDII LLC in our financial statements late in the second quarter of 2003. In December 2003, DDII LLC paid $197.5 million for the purchase of the rig through the payoff of the synthetic lease financing arrangement. In conjunction with the payoff of the synthetic lease financing arrangements, our relationship with the special purpose entity was terminated.

In December 2003, we purchased ConocoPhillips' 50 percent interest in DD LLC. DD LLC was the lessee in a synthetic lease financing facility with a special purpose entity entered into in connection with the construction of the *Deepwater Pathfinder*. As a result of this purchase, we consolidated DD LLC in our financial statements late in the fourth quarter of 2003. In December 2003, DD LLC paid $185.3 million for the purchase of the rig through the payoff of the synthetic lease financing arrangement. In conjunction with the payoff of the synthetic lease financing arrangement, our relationship with the special purpose entity was terminated.

Operational Incidents—In April 2003, our deepwater drillship *Peregrine I* temporarily suspended drilling operations as a result of an electrical fire requiring repairs at a shipyard. The rig resumed operations in early July 2003. Operating income was negatively impacted by approximately $9.5 million due to the loss of dayrate and related expenses.

In April 2003, we announced that drilling operations had ceased on four of our mobile offshore drilling units located offshore Nigeria due to a strike by local members of the labor unions in Nigeria on the semisubmersible rigs *M.G. Hulme, Jr.* and *Sedco 709* and the jackup rigs *Trident VI* and *Trident VIII.* All of these rigs returned to operations in May and June 2003. Labor issues in Nigeria were resolved and settled in the fourth quarter of 2003. Operating income was negatively impacted by approximately $26.6 million due to loss of dayrate and the restructuring of the Nigeria defined benefit plan.

In May 2003, we announced that a drilling riser had separated on our deepwater drillship *Discoverer Enterprise* and that the rig had temporarily suspended drilling operations for our customer. The rig resumed operations in July 2003. Operating income for the year ended December 31, 2003 was negatively impacted by approximately $46.4 million due to expenses incurred on the *Discoverer Enterprise* as well as several other of our Fifth-Generation Deepwater Floaters related to the drilling riser separation and a related disagreement with our customer that was resolved in the first quarter of 2004. At the time, we were in discussions with our insurers relating to an insurance claim for a portion of our losses stemming from this incident.

TODCO Segment

Operational Incidents—In June 2003, TODCO incurred a loss as a result of a well blowout and fire aboard inland barge *Rig 62*. During the year ended December 31, 2003, TODCO incurred a $7.6 million loss relating to this incident.

In September 2003, TODCO recorded a loss of approximately $3.5 million on inland barge *Rig 20* as a result of a fire.

Following is an analysis of our Transocean Drilling segment and TODCO segment operating results, as well as an analysis of income and expense categories that we have not allocated to our segments.

Transocean Drilling Segment

	Years ended December 31, 2003	2002	Change	% Change
	(In millions, except day amounts and percentages)			
Revenue earning days (a)	23,712	26,315	(2,603)	(10)%
Utilization (b)	69%	78%	N/A	(12)%
Average dayrate (c)	$89,400	$ 93,500	$ (4,100)	(4)%
Contract drilling revenues	$ 2,118.7	$ 2,460.6	$ (341.9)	(14)%
Other revenues	88.0	25.5	62.5	N/M
	2,206.7	2,486.1	(279.4)	(11)%
Operating and maintenance expense	1,367.9	1,291.3	76.6	6%
Depreciation	416.0	408.4	7.6	2%
Impairment loss on long-lived assets and goodwill	5.2	2,528.1	(2,522.9)	N/M
Gain from sale of assets, net	(4.9)	(2.7)	(2.2)	81%
Operating income (loss) before general and administrative expense	$ 422.5	$(1,739.0)	$2,161.5	124%

"N/A" means not applicable
"N/M" means not meaningful

(a) Revenue earning day is a day for which a rig earns dayrate after commencement of operations.
(b) Utilization is defined as the total actual number of revenue earning days as a percentage of total number of calendar days in the period.
(c) Average dayrate is defined as contract drilling revenue earned per revenue earning day.

Due to a general deterioration in market conditions, average dayrates and utilization declined resulting in a decrease in this segment's contract drilling revenues of approximately $337.0 million, excluding the impact of the items discussed separately below. Contract drilling revenues were also adversely impacted by approximately $35.1 million due to the labor strike in Nigeria, the riser separation incident on the *Discoverer Enterprise* and the electrical fire on the *Peregrine I*. Additional decreases of $14.1 million resulted from rigs sold, returned to owner and transferred from this segment to the TODCO segment. These decreases were partially offset by increases in contract drilling revenue of $46.6 million from a rig transferred into this segment from the TODCO segment during the second quarter of 2002 and from the *Deepwater Frontier* as a result of the consolidation of DDII LLC late in the second quarter of 2003. See "—Significant Events."

Other revenues for 2003 increased $62.5 million primarily due to $82.7 million of costs incurred and billed to customers on a reimbursable basis (see "—Overview"), partially offset by a decrease of $17.9 million from the favorable settlement of a contract dispute during 2002 and a decrease in revenue from management fees as a result of the consolidation of DDII LLC late in the second quarter of 2003 and discontinued management of the *Seillean*.

The increase in this segment's operating and maintenance expense was primarily due to the recognition of approximately $83.0 million in client reimbursable costs as operating and maintenance expense as a result of implementing EITF 99-19 in 2003 (see "—Overview"). In addition, expenses increased approximately $89.9 million due to costs associated with the riser separation incident on the *Discoverer Enterprise*, the consolidation of DDII LLC, which leased the *Deepwater Frontier*, the restructuring of the Nigeria defined benefit plan, costs related to the electrical fire on the *Peregrine I* and the transfer of a jackup rig into this segment from the TODCO segment during the second quarter of 2002 (see "—Significant Events"). Partially offsetting these increases were decreased operating and maintenance expenses of approximately $51.0 million resulting from lower activity, implementation of standardized purchasing through negotiated agreements, nationalization of our labor force in certain operating locations and headcount reductions in support groups. Operating and maintenance expenses were further reduced by $44.0 million relating to rigs sold, returned to owner or removed from drilling service during and subsequent to 2002, the settlements of a dispute and an insurance claim as well as a reduction in our insurance program expense during 2003 and costs incurred in 2002 associated with restructuring charges and a litigation provision with no comparable activity in 2003.

The increase in this segment's depreciation expense resulted primarily from $9.1 million of additional depreciation on capital upgrades, the transfer of a rig from the TODCO segment into this segment and depreciation expense related to assets reclassified from held for sale to our active fleet during 2002 because they no longer met the criteria for assets held for sale under SFAS 144. These increases were partially offset by lower depreciation expense of $2.8 million following the sale of rigs classified as held and used during and subsequent to 2002.

The decrease in impairment loss in this segment is primarily due to the recognition of a $2,494.1 million goodwill impairment charge that resulted from our annual impairment test of goodwill conducted as of October 1, 2002 with no comparable charge in 2003. The impairment charge recorded in 2003 resulted from the removal of two drilling units from our active fleet. In 2002, we also recorded $28.5 million of non-cash impairment charges in this segment primarily related to assets reclassified from held for sale to our active fleet because they no longer met the held for sale criteria under SFAS 144.

During 2003, this segment recognized net pre-tax gains of $4.9 million related to the sale of the *RBF 160*, the *Searex 15*, the settlement of an insurance claim and the sale of other assets. During 2002, this segment recognized net pre-tax gains of $5.5 million related to the sale of the *Transocean 96, Transocean 97* and a mobile offshore production unit, the partial settlement of an insurance claim and the sale of other assets, which were partially offset by net pre-tax losses of $2.8 million from the sale of the *RBF 209* and an office building.

TODCO Segment

	Years ended December 31,			
	2003	**2002**	**Change**	**% Change**
	(In millions, except day amounts and percentages)			
Revenue earning days (a)	10,953	9,101	1,852	20%
Utilization (b)	41%	34%	N/A	21%
Average dayrate (c)	$ 19,200	$ 20,600	$(1,400)	(7)%
Contract drilling revenues	$ 209.8	$ 187.8	$ 22.0	12%
Other revenues	17.8	–	17.8	N/M
	227.6	187.8	39.8	21%
Operating and maintenance expense	242.5	202.9	39.6	20%
Depreciation	92.2	91.9	0.3	N/M
Impairment loss on long-lived assets and goodwill	11.3	399.3	(388.0)	N/M
Gain from sale of assets, net	(0.9)	(1.0)	0.1	(10)%
Operating loss before general and administrative expense	$ (117.5)	$ (505.3)	$387.8	77%

"N/A" means not applicable
"N/M" means not meaningful

(a) Revenue earning day is a day for which a rig earns dayrate after commencement of operations.
(b) Utilization is defined as the total actual number of revenue earning days as a percentage of total number of calendar days in the period.
(a) Average dayrate is defined as contract drilling revenue earned per revenue earning day.

Higher utilization in 2003 resulted in an increase in this segment's contract drilling revenue of $42.9 million, partially offset by a decrease of $21.7 million due to lower average dayrates.

Other revenues for 2003 included $17.8 million related to costs incurred and billed to customers on a reimbursable basis. See "—Overview."

A large portion of our operating and maintenance expense consists of employee-related costs and is fixed or only semi-variable. Accordingly, operating and maintenance expense does not vary in direct proportion to activity or dayrates.

The increase in this segment's operating and maintenance expense was due primarily to approximately $18.0 million in client reimbursable costs as operating and maintenance expense as a result of implementing EITF 99-19 during 2003 (see "—Overview"). In addition, expenses increased due to an increase in activity of approximately $14.0 million in 2003, costs of approximately $11.0 million associated with the well control incident on inland barge *Rig 62* and the fire incident on inland barge *Rig 20* (see "—Significant Events"), as well as approximately $7.4 million related to a write-down of other receivables, an insurance claim provision and the consolidation of a joint venture that owns two land rigs during the third quarter of 2002. These increases were partially offset by approximately $10.9 million of reduced expense relating to our insurance program in 2003 compared to the same period in 2002, the release of a provision for doubtful accounts receivable during 2003 upon collection of amounts previously reserved, lower expenses resulting from the transfer of a jackup rig from this segment into the Transocean Drilling segment during the second quarter of 2002 and severance-related costs, other restructuring charges and compensation-related expenses incurred in 2002 with no comparable activity in 2003.

The decrease in impairment loss in this segment is primarily due to the recognition of a $381.9 million non-cash goodwill impairment charge that resulted from our annual impairment test of goodwill conducted as of October 1, 2002 with no comparable charge in 2003. Our 2003 impairment charges resulted primarily from our decision to take five jackup rigs out of drilling service and market the rigs for alternative uses. In 2002, we recorded non-cash impairment charges in this segment of $17.4 million primarily related to assets reclassified from held for sale to our active fleet because they no longer met the held for sale criteria under SFAS 144.

Total Company Results of Operations

	Years ended December 31, 2003	Years ended December 31, 2002	Change	% Change
	(In millions, except % change)			
General and Administrative Expense	$ 65.3	$ 65.6	$ (0.3)	N/M
Other (Income) Expense, net				
Equity in earnings of unconsolidated subsidiaries	(5.1)	(7.8)	2.7	(35)%
Interest income	(18.8)	(25.6)	6.8	(26)%
Interest expense, net of amounts capitalized	202.0	212.0	(10.0)	(5)%
Loss on retirement of debt	15.7	–	15.7	N/M
Impairment loss on note receivable from related party	21.3	–	21.3	N/M
Other, net	3.0	0.3	2.7	N/M
Income Tax Expense (Benefit)	3.0	(123.0)	126.0	N/M
Cumulative Effect of Changes in Accounting Principles	(0.8)	1,363.7	(1,364.5)	N/M

"N/M" means not meaningful

The decrease in general and administrative expense was primarily attributable to $9.0 million of costs related to the exchange of our newly issued notes for TODCO's notes in March 2002 as more fully described in Note 8 to our consolidated financial statements and reduced expense related to employee benefits for 2003. Offsetting these decreases was $8.8 million in expenses relating to the TODCO IPO in 2003, of which $3.1 million was incurred and deferred in 2002.

Equity in earnings of unconsolidated subsidiaries decreased approximately $3.8 million primarily related to TODCO's 25 percent share of losses from Delta Towing, which included TODCO's share of non-cash impairment charges on the carrying value of Delta Towing's fleet and a decrease in our 50 percent share of earnings from ODL, which owns the drillship *Joides Resolution*, as the rig came off contract in the third quarter of 2003. Offsetting these decreases was an increase in equity in earnings of $1.6 million related to our 50 percent share of earnings of DD LLC, which leased the *Deepwater Pathfinder*, as a result of the rig's increased utilization and average dayrates in 2003 compared to the same period in 2002.

The decrease in interest income was primarily due to a decrease of $3.2 million in interest earned on the notes receivable from Delta Towing due largely to the establishment of a reserve in the third quarter of 2003 resulting from Delta Towing's failure to make scheduled quarterly interest payments. Also contributing to the decrease was lower average cash balances for 2003 compared to 2002 primarily due to the utilization of cash for debt reduction and capital expenditures.

The decrease in interest expense was attributable to reductions in interest expense of $29.7 million associated with debt that was refinanced, repaid or retired during and subsequent to 2002. We also received a refund of interest in 2003 from a taxing authority compared to an interest payment in 2002 resulting in a reduction in interest expense of $2.1 million. Partially offsetting these decreases was the termination of our fixed to floating interest rate swaps in the first quarter of 2003, which resulted in a net increase in interest expense of $22.2 million (see "—Derivative Instruments").

During 2003, we recognized a $15.7 million loss on early retirements of $888.6 million face value debt.

During 2003, we recognized a $21.3 million impairment loss on TODCO's note receivable from Delta Towing.

We recognized a $3.5 million loss in other, net relating to the effect of foreign currency exchange rate changes on our monetary assets and liabilities primarily those denominated in Venezuelan bolivars, partially offset by the favorable effect of foreign currency exchange rate changes on a U.K. pound denominated escrow deposit.

We operate internationally and provide for income taxes based on the tax laws and rates in the countries in which we operate and earn income. There is no expected relationship between the provision for income taxes and income before income taxes. The year ended December 31, 2003 included a tax benefit of $14.6 million attributable to the favorable resolution of a non-U.S. income tax liability, partially offset by an increase in our estimated annual effective tax rate to approximately 30 percent on earnings before non-cash note receivable and other asset impairments, loss on debt retirements, TODCO IPO-related costs and Nigeria benefit plan restructuring costs compared to our effective tax rate of approximately 14 percent for 2002. The year ended December 31, 2002 included a non-U.S. tax benefit of $175.7 million attributable to the restructuring of certain non-U.S. operations.

During 2003, we recognized a $0.8 million gain as a cumulative effect of a change in accounting principle related to TODCO's consolidation of Delta Towing at December 31, 2003 as a result of the early adoption of the FIN 46. During 2002, we recognized a $1,363.7 million goodwill impairment charge in our TODCO reporting unit as a cumulative effect of a change in accounting principle related to the implementation of SFAS 142.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. This discussion should be read in conjunction with disclosures included in the notes to our consolidated financial statements related to estimates, contingencies and new accounting pronouncements. Significant accounting policies are discussed in Note 2 to our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, materials and supplies obsolescence, investments, property and equipment, intangible assets and goodwill, income taxes, workers' insurance, pensions and other post-retirement and employment benefits and contingent liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following are our most critical accounting policies. These policies require significant judgments and estimates used in the preparation of our consolidated financial statements. Management has discussed each of these critical accounting policies and estimates with the audit committee of the board of directors.

Allowance for doubtful accounts—We establish reserves for doubtful accounts on a case-by-case basis when we believe the required payment of specific amounts owed to us is unlikely to occur. In establishing these reserves, we consider changes in the financial position of a major customer and restrictions placed on the conversion of local currency to U.S. dollars, as well as disputes with customers regarding the application of contract provisions to our drilling operations. We derive a majority of our revenue from services to international oil companies and government-owned or government-controlled oil companies. Our receivables are concentrated in certain oil-producing countries. We generally do not require collateral or other security to support client receivables. If the financial condition of our clients was to deteriorate or their access to freely convertible currency was restricted, resulting in impairment of their ability to make the required payments, additional allowances may be required. During the years ended December 31, 2004, 2003 and 2002, we established new reserves for doubtful accounts of $10.2 million, $24.4 million and $16.6 million, respectively. Additionally, in each of the three years ended December 31, 2004, we wrote off uncollectible accounts of $6.9 million, $7.5 million and $11.4 million, respectively, all of which had been previously reserved.

Income taxes—We are a Cayman Islands company. The Cayman Islands does not impose corporate income taxes. We provide income taxes based upon the tax laws and rates in effect in the countries in which operations are conducted and income is earned. There is no expected relationship between the provision for or benefit from income taxes and income or loss before taxes because the countries have taxation regimes that vary not only with respect to nominal rate, but also in terms of the availability of deductions, credits and other benefits. Our effective tax rate is expected to fluctuate from year to year as our operations are conducted in different taxing jurisdictions and the amount of pre-tax income fluctuates.

Our annual tax provision is based on expected taxable income, statutory rates and tax planning opportunities available to us in the various jurisdictions in which we operate. The determination and evaluation of our annual tax provision and tax positions involves the interpretation of the tax laws in the various jurisdictions in which we operate and requires significant judgment and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of income, deductions and tax credits. Changes in tax laws, regulations, agreements, and treaties, foreign currency exchange restrictions or our level of operations or profitability in each jurisdiction would impact our tax liability in any given year. We also operate in many jurisdictions where the tax laws relating to the offshore drilling industry are not well developed. While our annual tax provision is based on the best information available at the time, a number of years may elapse before the ultimate tax liabilities in the various jurisdictions are determined.

We maintain reserves for estimated tax exposures in jurisdictions of operation. Our annual tax provision includes the impact of reserve provisions and changes to reserves that we consider appropriate, as well as related interest. Tax exposure items primarily include potential challenges to intercompany pricing, disposition transactions and the applicability or rate of various withholding taxes. These exposures are resolved primarily through the settlement of audits within these tax jurisdictions or by judicial means, but can also be affected by changes in applicable tax law or other factors, which could cause us to conclude a revision of past estimates is appropriate. We believe that an appropriate liability has been established for estimated exposures. However, actual results may differ materially from these estimates. We review these liabilities quarterly.

We have recently completed an IRS examination for the calendar years 1999 and 2000. The IRS has also notified us of its intent to audit our 2002 and 2003 tax years. We are also undergoing examinations in other taxing jurisdictions for various fiscal years. The liabilities associated with these examinations will ultimately be resolved when events such as the completion of audits by the taxing jurisdictions, administrative appeals procedures and/or judicial decisions occur. To the extent the audits or other events result in an adjustment to the accrued estimates, the effect would be recognized in the period of the event.

We do not believe it is possible to reasonably estimate the potential impact of changes to the assumptions and estimates identified because the resulting change to our tax liability, if any, is dependent on numerous factors which cannot be reasonably estimated. These include, among others, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries. Our experience has been that the estimates and assumptions we have used to provide for future tax assessments have proven to be appropriate. However, past experience is only a guide and the potential exists that the tax resulting from the resolution of current and potential future tax controversies may differ materially from the amounts accrued.

Judgment is required in determining whether deferred tax assets will be realized in full or in part. When it is estimated to be more likely than not that all or some portion of specific deferred tax assets, such as foreign tax credit carryovers or net operating loss carryforwards will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that are estimated to not be realizable. As of December 31, 2002, we had established a valuation allowance against certain deferred tax assets, primarily U.S. foreign tax credit carryforwards and certain net operating losses, in the amount of $112.3 million. We increased the valuation allowance as of December 31, 2003 to $181.8 million, and decreased it to $115.3 million as of December 31, 2004. If our facts or financial results were to change, thereby impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied to determine changes to the amount of the valuation allowance in any given period. Such changes could result in either a decrease or an increase in our provision for income taxes, depending on whether the change in judgment resulted in an increase or a decrease to the valuation allowance. See "—Historical 2004 compared to 2003" and "—Historical 2003 compared to 2002." We continually evaluate strategies that could allow for the future utilization of our deferred tax assets.

We have not provided for U.S. deferred taxes on the unremitted earnings of our U.S. subsidiaries and certain foreign subsidiaries that are permanently reinvested. Should we make a distribution from the unremitted earnings of these subsidiaries, we could be required to record additional taxes. At the current time, a determination of the amount of unrecognized deferred tax liability is not practical.

We have not provided for deferred taxes in circumstances where we expect that, due to the structure of operations and applicable law, the operations in that jurisdiction will not give rise to future tax consequences. Should our expectations change regarding the expected future tax consequences, we may be required to record additional deferred taxes that could have a material adverse effect on our consolidated financial position, results of operations and cash flows.

Goodwill impairment—We perform a test for impairment of our goodwill annually as of October 1 as prescribed by SFAS 142, *Goodwill and Other Intangible Assets*. Because our business is cyclical in nature, goodwill could be significantly impaired depending on when the assessment is performed in the business cycle. The fair value of our reporting units is based on a blend of estimated discounted cash flows, publicly traded company multiples and acquisition multiples. Estimated discounted cash flows are based on projected utilization and dayrates. Publicly traded company multiples and acquisition multiples are derived from information on traded shares and analysis of recent acquisitions in the marketplace, respectively, for companies with operations similar to ours. Changes in the assumptions used in the fair value calculation could result in an estimated reporting unit fair value that is below the carrying value, which may give rise to an impairment of goodwill. In addition to the annual review, we also test for impairment should an event occur or circumstances change that may indicate a reduction in the fair value of a reporting unit below its carrying value.

Property and equipment—Our property and equipment represents 65 percent of our total assets. We determine the carrying value of these assets based on our property and equipment accounting policies, which incorporate our estimates, assumptions, and judgments relative to capitalized costs, useful lives and salvage values of our rigs.

Our property and equipment accounting policies are also designed to depreciate our assets over their estimated useful lives. The assumptions and judgments we use in determining the estimated useful lives of our rigs reflect both historical experience and expectations regarding future operations, utilization and performance of our assets. The use of different estimates, assumptions and judgments in the establishment of property and equipment accounting policies, especially those involving the useful lives of our rigs, would likely result in materially different net book values of our assets and results of operations.

In addition, our policies are designed to appropriately and consistently capitalize costs incurred to enhance, improve and extend the useful lives of our assets and expense those costs incurred to repair and maintain the existing condition of our rigs. Capitalized costs increase the carrying values and depreciation expense of the related assets, which would also impact our results of operations.

Useful lives of rigs are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and gas exploration and development, changes in market or economic conditions, and changes in laws or regulations affecting the drilling industry. We evaluate the remaining useful lives of our rigs when certain events occur that directly impact our assessment of the remaining useful lives of the rig and include changes in operating condition, functional capability and market and economic factors. We also consider major capital upgrades required to perform certain contracts and the long-term impact of those upgrades on the future marketability when assessing the useful lives of individual rigs. A one year increase in the useful lives of all of our rigs would cause a decrease in our annual depreciation expense of approximately $32 million while a one year decrease would cause an increase in our annual depreciation expense of approximately $47 million.

We review our property and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets or asset groups may be impaired or when reclassifications are made between property and equipment and assets held for sale as prescribed by SFAS 144, *Accounting for Impairment or Disposal of Long-Lived Assets*. Asset impairment evaluations are based on estimated undiscounted cash flows for the assets being evaluated. Supply and demand are the key drivers of rig idle time and our ability to contract our rigs at economical rates. During periods of an oversupply, it is not uncommon for us to have rigs idled for extended periods of time, which could be an indication that an asset group may be impaired. Our rigs are equipped to operate in geographic regions throughout the world. Because our rigs are mobile, we may move rigs from an oversupplied market sector to one that is more lucrative and undersupplied when it is economical to do so. As such, our rigs are considered to be interchangeable within classes or asset groups and accordingly, our impairment evaluation is made by asset group.

An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount of assets within an asset group is not recoverable. This requires us to make judgments regarding long-term forecasts of future revenues and costs related to the assets subject to review. In turn, these forecasts are uncertain in that they require assumptions about demand for our services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Given the nature of these evaluations and their application to specific asset groups and specific times, it is not possible to reasonably quantify the impact of changes in these assumptions.

Pension and other postretirement benefits—Our defined benefit pension and other postretirement benefit (retiree life insurance and medical benefits) obligations and the related benefit costs are accounted for in accordance with SFAS 87, *Employers' Accounting for Pensions*, and SFAS 106, *Employers' Accounting for Postretirement Benefits Other than Pensions*. Pension and postretirement costs and obligations are actuarially determined and are affected by assumptions including expected return on plan assets, discount rates, compensation increases, employee turnover rates and health care cost trend rates. We evaluate our assumptions periodically and make adjustments to these assumptions and the recorded liabilities as necessary.

Two of the most critical assumptions are the expected long-term rate of return on plan assets and the assumed discount rate. We evaluate our assumptions regarding the estimated long-term rate of return on plan assets based on historical experience and future expectations on investment returns, which are calculated by our third party investment advisor utilizing the asset allocation classes held by the plan's portfolios. We utilize the Moody's Aa long-term corporate bond yield as a basis for determining the discount rate for our U.S. plans. Changes in these and other assumptions used in the actuarial computations could impact our projected benefit obligations, pension liabilities, pension expense and other comprehensive income. We base our determination of pension expense on a market-related valuation of assets that reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets.

For each percentage point the expected long-term rate of return assumption is lowered, pension expense would increase by approximately $2.0 million. For each one-half percentage point the discount rate is lowered, pension expense would increase by approximately $3.4 million. See "—Retirement Plans and Other Postemployment Benefits."

Contingent liabilities—We establish reserves for estimated loss contingencies when we believe a loss is probable and the amount of the loss can be reasonably estimated. Our contingent liability reserves relate primarily to litigation, personal injury claims and potential tax assessments (see "—Income taxes"). Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect our previous assumptions with respect to the likelihood or amount of loss. Reserves for contingent liabilities are based upon our assumptions and estimates regarding the probable outcome of the matter. Should the outcome differ from our assumptions and estimates or other events result in a material adjustment to the accrued estimated reserves, revisions to the estimated reserves for contingent liabilities would be required and would be recognized in the period the new information becomes known.

The estimation of the liability for personal injury claims includes the application of a loss development factor to reserves for known claims in order to estimate our liability for claims incurred but not reported during the period. The loss development method is based on the assumption that historical patterns of loss development will continue in the future. Actual losses may vary from the estimates computed with these reserve development factors as they are dependent upon future contingent events such as court decisions and settlements.

Restructuring Charges

In September 2002, we committed to restructuring plans in France and Norway. We established a liability of approximately $4.0 million for the estimated severance-related costs associated with the involuntary termination of 24 employees pursuant to these plans. The charge was reported as operating and maintenance expense in our consolidated statements of operations related to the Transocean Drilling segment. Through December 31, 2004, approximately $3.6 million had been paid to 24 employees representing full or partial payments. In June 2003, we released the expected surplus liability of $0.3 million to operating and maintenance expense in the Transocean Drilling segment. Substantially all of the remaining liability is expected to be paid by the end of the first quarter in 2005.

Retirement Plans and Other Postemployment Benefits

Defined Benefit Pension Plans—We maintain a qualified defined benefit pension plan (the "Retirement Plan") covering substantially all U.S. employees, and an unfunded plan (the "Supplemental Benefit Plan") to provide certain eligible employees with benefits in excess of those allowed under the Retirement Plan. In conjunction with the R&B Falcon merger, we acquired three defined benefit pension plans, two funded and one unfunded (the "Frozen Plans"), that were frozen prior to the merger for which benefits no longer accrue but the pension obligations have not been fully paid out. We refer to the Retirement Plan, the Supplemental Benefit Plan and the Frozen Plans collectively as the "U.S. Plans."

In addition, we provide several defined benefit plans, primarily group pension schemes with life insurance companies covering our Norway operations and two unfunded plans covering certain of our employees and former employees (the "Norway Plans"). Our contributions to the Norway Plans are determined primarily by the respective life insurance companies based on the terms of the plan. For the insurance-based plans, annual premium payments are considered to represent a reasonable approximation of the service costs of benefits earned during the period. We also have an unfunded defined benefit plan (the "Nigeria Plan") that provides retirement and severance benefits for certain of our Nigerian employees. The benefits we provide under defined benefit pension plans are comprised of the U.S. Plans, the Norway Plans and the Nigeria Plan (collectively, the "Transocean Plans").

	Retirement Plan	Supplemental Retirement Plan	Frozen Plans	Subtotal- U.S. Plans	Norway Plans	Nigeria Plan	Total Transocean Plans
			(in millions)				
Accumulated Benefit Obligation							
At December 31, 2004	$ 115.8	$ 5.9	$109.1	$230.8	$38.8	$ 0.3	$269.9
At December 31, 2003	101.4	7.7	102.2	211.3	30.2	–	241.5
Projected Benefit Obligation							
At December 31, 2004	$ 154.8	$ 8.9	$109.1	$272.8	$ 53.0	$ 0.4	$326.2
At December 31, 2003	138.1	10.9	102.2	251.2	44.2	0.1	295.5
Fair Value of Plan Assets							
At December 31, 2004	$ 107.3	$ –	$ 94.4	$201.7	$ 34.9	$ –	$236.6
At December 31, 2003	95.0	–	91.3	186.3	28.1	–	214.4
Funded Status							
At December 31, 2004	$ (47.5)	$ (8.9)	$ (14.7)	$(71.1)	$(18.1)	$ (0.4)	$(89.6)
At December 31, 2003	(43.1)	(10.9)	(10.9)	(64.9)	(16.1)	(0.1)	(81.1)
Net Periodic Benefit Cost (Income)							
Year Ending December 31, 2004	$ 11.3	$ 1.7	$ (0.7)	$ 12.3	$ 4.5	$ 0.2	$ 17.0(a)
Year Ending December 31, 2003	10.7	1.6	(1.7)	10.6	(1.8)	13.0	21.8(a)
Change in Accumulated Other Comprehensive Income							
Year Ending December 31, 2004	$ –	$ 1.5	$ 4.8	$ 6.3	$ –	$ –	$ 6.3
Year Ending December 31, 2003	(8.2)	1.3	(3.1)	(10.0)	–	–	(10.0)
Employer Contributions							
Year Ending December 31, 2004	$ 5.4	$ 5.0	$ 0.4	$ 10.8	$ 2.8	$ 0.1	$ 13.7
Year Ending December 31, 2003	–	0.7	0.4	1.1	3.8	18.4	23.3
Weighted-Average Assumptions – Benefit Obligations							
Discount rate							
At December 31, 2004	5.50%	5.50%	5.50%		6.00%	20.00%	5.60% (b)
At December 31, 2003	6.00%	6.00%	6.00%		6.00%	20.00%	6.25% (b)
Rate of compensation increase							
At December 31, 2004	5.45%	5.45%	–		3.50%	15.00%	5.00% (b)
At December 31, 2003	5.45%	5.45%	–		3.50%	15.00%	5.24% (b)
Weighted-Average Assumptions – Net Periodic Benefit Cost							
Discount rate							
At December 31, 2004	6.00%	6.00%	6.00%		6.00%	20.00%	6.01% (b)
At December 31, 2003	6.50%	6.50%	6.50%		6.00%	20.00%	6.65% (b)
Expected long-term rate of return on plan assets							
At December 31, 2004	9.00%	–	9.00%		7.00%	–	8.73% (c)
At December 31, 2003	9.00%	–	9.00%		7.00%	–	8.73% (c)
Rate of compensation increase							
At December 31, 2004	5.45%	5.45%	–		3.50%	15.00%	5.00% (b)
At December 31, 2003	5.45%	5.45%	–		3.50%	15.00%	5.24% (b)

(a) Pension costs were reduced by expected returns on plan assets of $19.6 million and $19.7 million for the years ended December 31, 2004 and 2003, respectively.
(b) Weighted-average based on relative average projected benefit obligation for the year.
(c) Weighted-average based on relative average fair value of plan assets for the year.

For the funded U.S. Plans, our funding policy consists of reviewing the funded status of these plans annually and contributing an amount at least equal to the minimum contribution required under the Employee Retirement Income

Security Act of 1974 (ERISA). Employer contributions to the funded U.S. Plans are based on actuarial computations that establish the minimum contribution required under ERISA and the maximum deductible contribution for income tax purposes. A contribution of $5.4 million was made to the funded U.S. Plans during 2004. No contributions were made to the funded U.S. Plans during 2003. Contributions of $5.4 million and $1.1 million to the unfunded U.S. Plans in 2004 and 2003, respectively, were to fund benefit payments.

The $13.7 million we contributed to the Transocean Plans in 2004 was funded from our cash flows from operations.

Net periodic benefit cost for these defined benefit pension plans included the following components (in millions):

	Years ended December 31,	
	2004	2003
Components of Net Periodic Benefit Cost (a)		
Service cost	$16.7	$ 16.6
Interest cost	16.7	18.2
Expected return on plan assets	(19.6)	(19.7)
Amortization of transition obligation	0.3	0.3
Amortization of prior service cost	0.6	1.3
Recognized net actuarial losses	2.3	0.4
SFAS 88 settlements/curtailments	–	4.7
Benefit cost	$17.0	$ 21.8

(a) Amounts are before income tax effect.

Plan assets of the funded Transocean Plans have been favorably impacted by a substantial rise in world equity markets during 2004 and an allocation of approximately 55 percent of plan assets to equity securities. Debt securities and other investments also experienced increased values, but to a lesser extent. During 2004, the market value of the investments in the Transocean Plans increased by $22.1 million, or 10.3 percent. The increase is due to net investment gains of $22.6 million, primarily in the funded U.S. Plans, resulting from the favorable performance of equity markets in 2004, partially offset by benefit plan payments of $17.4 million from these plans. We expect to contribute $3.0 million to the Transocean Plans in 2005, comprised of an estimated $0.6 million to fund expected benefit payments for the unfunded U.S. Plans and Nigeria Plan, and an estimated $2.4 million for the funded Norway Plans. We expect the required contributions will be funded from cash flow from operations. We have generated unrecognized net actuarial losses due to the effect of the unfavorable performance in previous years of the plan assets of the funded Transocean Plans. As of December 31, 2004, we had cumulative losses of $80.5 million that remain to be recognized in the calculation of the market-related value of assets. These unrecognized net actuarial losses may result in increases in our future pension expense depending on several factors, including whether such losses at each measurement date exceed certain amounts in accordance with SFAS 87, *Employers' Accounting for Pensions.*

The following pension benefits payments which reflect expected future service, as appropriate, are expected to be paid by the Transocean Plans (in millions):

	Years ending December 31,
2005	$ 13.5
2006	13.9
2007	14.4
2008	15.1
2009	15.7
Thereafter	118.5

We account for the Transocean Plans in accordance with SFAS 87. This statement requires us to calculate our pension expense and liabilities using assumptions based on a market-related valuation of assets, which reduces year-to-year volatility using actuarial assumptions. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. In accordance with SFAS 87, changes in pension obligations and assets may not be immediately recognized as pension costs in the statement of operations but generally are recognized in future years over the remaining average service period of plan participants. As such, significant portions of pension costs recorded in any period may not reflect the actual level of benefit payments provided to plan participants.

Two of the most critical assumptions used in calculating our pension expense and liabilities are the expected long-term rate of return on plan assets and the assumed discount rate. During 2002, we recorded a non-cash minimum pension liability adjustment related to the U.S. Plans that resulted in a charge to other comprehensive income of $45.7 million ($32.5 million, net of tax). This charge was attributable primarily to the decline in the market value of the funded U.S. Plans' assets and increased benefit obligations associated with a reduction in the discount rate that resulted in the value of the funded U.S. Plans' assets being less than the accumulated benefit obligation. In 2003, the increase in the fair value of plan assets more than offset the effect of the decrease in the discount rate resulting in a decrease in the minimum pension liability of $10.0 million ($9.3 million, net of tax). In 2004, the effect of the decrease in the discount rate offset the increases in the fair value of plan assets resulting in an increase in the minimum pension liability of $6.3 million ($4.1 million, net of tax). At December 31, 2004, the minimum pension liability included in other comprehensive income was $42.0 million ($27.3 million, net of tax). The minimum pension liability adjustments did not impact our results of operations during 2002, 2003 or 2004, nor did these adjustments affect our ability to meet any financial covenants related to our debt facilities.

Our expected long-term rate of return on plan assets for the funded U.S. Plans was 9.0 percent as of December 31, 2004 and 2003. The expected long-term rate of return on plan assets was developed by reviewing each plan's targeted asset allocation and asset class long-term rate of return expectations. We regularly review our actual asset allocation and periodically rebalance plan assets as appropriate. For the U.S. Plans, we discounted our future pension obligations using a rate of 5.5 percent at December 31, 2004, 6.0 percent at December 31, 2003 and 6.5 percent at December 31, 2002. We expect pension expense related to the Transocean Plans for 2005 to increase by approximately $5.2 million primarily due to the change in discount rate assumptions.

During 2003, we terminated all Nigerian employees, which resulted in the payment of all accrued benefits under the Nigeria Plan. Approximately 80 of these employees were made redundant during 2003, while the remaining employees not considered redundant were rehired under a new plan. In accordance with the provisions of SFAS 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and Termination Benefits*, this resulted in a partial plan curtailment and a plan settlement. We paid approximately $17.0 million in severance benefits under the Nigeria Plan during 2003 as a result of these events. In accordance with SFAS 88, we accounted for these events as a plan restructuring and recorded a net settlement expense of $10.4 million, as well as a $4.6 million liability. This liability will reduce future pension expense related to the Nigeria Plan as it will be recognized over the expected service term of the related employees. Pension expense for the Nigeria Plan was $0.2 million in 2004 and represented a 98.7 percent decrease as compared to the 2003 plan expenses (excluding the settlement related expenses discussed above).

Future changes in plan asset returns, assumed discount rates and various other factors related to the pension plans will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future.

Postretirement Benefits Other Than Pensions—We have several unfunded contributory and noncontributory postretirement benefit plans covering substantially all of our U.S. employees. Funding of benefit payments for plan participants will be made as costs are incurred. Net periodic benefit cost for these other postretirement plans included the following components (in millions):

	Years ended December 31,	
	2004	**2003**
Components of Net Periodic Benefit Cost (a)		
Service cost	$1.0	$ 2.0
Interest cost	2.1	3.4
Amortization of prior service cost	(2.3)	0.3
Recognized net actuarial losses	1.5	1.3
Settlements/curtailments	–	(0.6)
Benefit cost	$2.3	$ 6.4

(a) Amounts are before income tax effect.

The following postretirement benefits payments are expected to be paid (in millions):

	Years ending December 31,
2005	$ 1.4
2006	1.5
2007	1.6
2008	1.7
2009	1.8
Thereafter	10.7

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Medicare Act") was signed into law. The Medicare Act introduced two new features to Medicare that employers must consider in determining the effect of the Medicare Act on their accumulated postretirement benefit obligation ("APBO") and net periodic postretirement benefit cost: (i) a subsidy based on 28 percent of an individual beneficiary's annual prescription drug costs between $250 and $5,000, and (ii) the opportunity for a retiree to obtain a prescription drug benefit under Medicare that is at least actuarially equivalent to Medicare Part D.

In May 2004, the FASB staff issued FASB Staff Position ("FSP") 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*. We adopted FSP 106-2, effective July 1, 2004, accounting for these new features in the Medicare Act prospectively as an actuarial gain to be amortized into income over the average remaining service period of the plan participants. The adoption of these requirements did not have a material impact on our consolidated financial position, results of operations or cash flows for the year ended December 31, 2004.

Off–Balance Sheet Arrangement

We lease the semisubmersible rig *M. G. Hulme, Jr.* from Deep Sea Investors, a special purpose entity formed by several leasing companies to acquire the rig from one of our subsidiaries in November 1995 in a sale/leaseback transaction. We are obligated to pay rent of approximately $11.9 million in 2005. In November 2004 we gave notice to Deep Sea Investors of our intent to purchase the rig under the lease purchase option at the end of the lease term in November 2005. Based on this notice, we are now obligated to purchase the rig and we have agreed to a purchase price of $35.7 million. The lease does not require that collateral be maintained or contain any credit rating triggers.

Effective December 31, 2003, we adopted and applied the provisions of FIN 46, as revised December 31, 2003, for all variable interest entities. FIN 46 requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Because the sale/leaseback agreement is with an entity in which we have no direct investment, we are not entitled to receive the financial information of the leasing entity and the equity holders of the leasing company will not release the financial statements or other financial information to us in order for us to make the determination of whether the entity is a variable interest entity. In addition, without the financial statements or other financial information, we are unable to determine if we are the primary beneficiary of the entity and, if so, what we would consolidate. We have no exposure to loss as a result of the sale/leaseback agreement. We currently account for the lease of this semisubmersible drilling rig as an operating lease.

Related Party Transactions

ODL—We own a 50 percent interest in an unconsolidated joint venture company, ODL. ODL owns the *Joides Resolution*, for which we provide certain operational and management services. In 2004, we earned $2.4 million for those services. Siem Offshore Inc. owns the other 50 percent interest in ODL. Our director, Kristian Siem, is the chairman of Siem Offshore Inc. and is also a director and officer of ODL. Mr. Siem is also chairman and chief executive officer of Siem Industries, Inc., which owns an approximate 45 percent interest in Siem Offshore Inc.

TODCO—We own a 22 percent interest in TODCO (see "—Significant Events"). We entered into a transition services agreement under which we provide specified administrative support to TODCO during the transitional period following the closing of the TODCO IPO. TODCO provides specified administrative support on our behalf for rig operations in Trinidad and Venezuela. Prior to the deconsolidation of TODCO, amounts we earned under the transition services agreement and amounts we incurred for administrative support from TODCO were eliminated upon consolidation. As a result of our deconsolidation of TODCO, amounts earned under the transition services agreement are reflected in other revenues and amounts incurred for administrative support are reflected in operating and maintenance expense in our consolidated statement of operations. Amounts recorded between us and TODCO subsequent to the deconsolidation of TODCO on December 17, 2004 were not material. At December 31, 2004, we had payables related to the administrative support TODCO provides of $0.3 million, which is included in accounts payable in the consolidated balance sheet. At December 31, 2004, we had a long-term payable related to our indemnification of certain TODCO non-U.S. income tax liabilities of $11.2 million, which is included in other long-term liabilities in the consolidated balance sheet. Although the ultimate amount of the indemnification could vary and we cannot predict or provide assurance as to the final outcome, we do not expect the liability, if any, resulting from the indemnification to have a material adverse effect on our current consolidated financial position, results of operations and cash flows. Until April 2005, we also guarantee $11.9 million of TODCO's surety bonds, which TODCO has collateralized.

Separation of TODCO

Master Separation Agreement with TODCO—We entered into a master separation agreement with TODCO that provides for the completion of the separation of TODCO's business from ours. It also governs aspects of the relationship between us and TODCO following the TODCO IPO. The master separation agreement provides for cross-indemnities that generally place financial responsibility on TODCO and its subsidiaries for all liabilities associated with the businesses and operations falling within the definition of TODCO's business, and that generally place financial responsibility for liabilities associated with all of our businesses and operations with us, regardless of the time those liabilities arise.

Under the master separation agreement we also agreed to generally release TODCO, and TODCO agreed to generally release us, from any liabilities that arose prior to the closing of the TODCO IPO, including acts or events that occurred in connection with the separation or the TODCO IPO provided that specified ongoing obligations and arrangements between TODCO and our company are excluded from the mutual release.

The master separation agreement defines the TODCO business to generally mean contract drilling and similar services for oil and gas wells using jackup, submersible, barge and platform drilling rigs in the U.S. Gulf of Mexico and U.S. inland waters; contract drilling and similar services for oil and gas wells in and offshore Mexico, Trinidad, Colombia and Venezuela; and TODCO's joint venture interest in Delta Towing. Our business is generally defined to include all of the businesses and activities not defined as the TODCO business and specifically includes contract drilling and similar services for oil and gas wells using semisubmersibles and drillships in the U.S. Gulf of Mexico; contract drilling and similar services for oil and gas wells in geographic regions outside of the U.S. Gulf of Mexico, U.S. inland waters, Mexico, Colombia, Trinidad and Venezuela; oil and gas exploration and production activities; coal production activities; and the turnkey drilling business that TODCO formerly operated in the U.S. Gulf of Mexico and offshore Mexico.

The master separation agreement also contains several provisions regarding TODCO's corporate governance and accounting practices that apply as long as we own specified percentages of TODCO's common stock. As long as we own shares representing at least 10 percent of the voting power of TODCO's outstanding voting stock, we have the right to designate for nomination a number of directors proportionate to our voting power and designate one member of any committee of TODCO's board of directors.

Tax Sharing Agreement with TODCO—Our wholly owned subsidiary, Transocean Holdings Inc. ("Transocean Holdings"), entered into a tax sharing agreement with TODCO in connection with the TODCO IPO. The tax sharing agreement governs Transocean Holdings' and TODCO's respective rights, responsibilities and obligations with respect to taxes and tax benefits, the filing of tax returns, the control of audits and other tax matters. Under this agreement, most U.S. federal, state, local and foreign income taxes and income tax benefits (including income taxes and income tax benefits attributable to the TODCO business) that accrued on or before the closing of the TODCO IPO will be for the account of Transocean Holdings. Accordingly, Transocean Holdings generally is liable for any income taxes that accrued on or before the closing of the TODCO IPO, but TODCO generally must pay Transocean Holdings for the amount of any income tax benefits created on or before the closing of the TODCO IPO ("pre-closing tax benefits") that it uses or absorbs on a return with respect to a period after the closing of the TODCO IPO. As of December 31, 2004, TODCO is estimated to have approximately $375 million of pre-closing tax benefits subject to its obligation to reimburse Transocean Holdings, after elimination of those benefits TODCO expects to use in connection with its separation from Transocean Holdings. The ultimate amount will depend on many factors, including the ultimate allocation of tax benefits between TODCO and our other subsidiaries under applicable law and taxable income for calendar year 2004. Income taxes and income tax benefits accruing after the closing of the TODCO IPO, to the extent attributable to Transocean Holdings or its affiliates (other than TODCO or its subsidiaries), generally will be for the account of Transocean Holdings and, to the extent attributable to TODCO or its subsidiaries, generally will be for the account of TODCO. However, TODCO will be responsible for all taxes, other than income taxes, attributable to the TODCO business, whether accruing before, on or after the closing of the TODCO IPO.

Exceptions to the general allocation rules discussed above may apply with respect to specific tax items or under special circumstances, including in circumstances where TODCO's use or absorption of any pre-closing tax benefit defers or precludes its use or absorption of any income tax benefit created after the closing of the TODCO IPO or arises out of or relates to the alternative minimum tax provisions of the U.S. Internal Revenue Code. In addition, TODCO generally must pay Transocean Holdings for any tax benefits otherwise attributable to TODCO that result from the delivery by Transocean or its subsidiaries, after the closing of the TODCO IPO, of stock of Transocean to an employee of TODCO in connection with the exercise of an employee stock option. If any person other than Transocean or its subsidiaries becomes the beneficial owner of greater than 50 percent of the aggregate voting power of TODCO's outstanding voting stock, TODCO will be deemed to have used or absorbed all pre-closing tax benefits and generally will be required to pay Transocean Holdings a specified amount for these pre-closing tax benefits at the time the requisite voting power is attained. Moreover, if any of TODCO's subsidiaries that join with TODCO in the filing of consolidated returns ceases to join in the filing of such returns, TODCO will be deemed to have used that portion of the pre-closing tax benefits attributable to that subsidiary following the cessation, and TODCO generally will be required to pay Transocean Holdings a specified amount for this deemed tax benefit at the time such subsidiary ceases to join in the filing of such returns.

Other Agreements with TODCO—In addition to the agreements described above, we also entered into the following agreements with TODCO: (1) a transition services agreement under which we will provide specified administrative support during the transitional period following the closing of the TODCO IPO, (2) an employee matters agreement that allocates specified assets, liabilities and responsibilities relating to TODCO's current and former employees and their participation in our benefit plans under which we have generally agreed to indemnify TODCO for employment liabilities arising from any acts of our employees or from claims by our employees against TODCO and for liabilities relating to benefits for our employees (and TODCO has generally agreed to similarly indemnify us) and (3) a registration rights agreement under which TODCO has agreed to register the sale of shares of TODCO's common stock held by us under the Securities Act of 1933, as amended, and granted us "piggy-back" registration rights.

New Accounting Pronouncements

In April 2004, the FASB issued FSP 129-1, *Disclosure of Information about Capital Structure, Relating to Contingently Convertible Securities*, which applies to all contingently convertible securities and became effective the date of issue. The FSP requires disclosure of the nature of the contingency and the potential impact of conversion on the financial statements, particularly the impact on earnings per share, and whether the securities have been included in the entity's calculation of diluted earnings per share. The implementation of this FSP did not have an effect on our consolidated financial statements and related notes thereto as our disclosures are in accordance with the disclosure requirements as stated in this FSP.

In September 2004, the EITF of the FASB reached a consensus on issue No. 04-08, *The Effect of Contingently Convertible Instruments on Diluted Earnings per Share* ("EITF 04-08"), which is effective for reporting periods ending after December 15, 2004. Contingently convertible instruments within the scope of EITF 04-08 are instruments that contain conversion features that are contingently convertible or exercisable based on (a) a market price trigger or (b) multiple contingencies if one of the contingencies is a market price trigger for which the instrument may be converted or share settled based on meeting a specified market condition. EITF 04-08 requires companies to include shares issuable under convertible instruments in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger (or other contingent feature) has been met. In addition, prior period earnings per share amounts presented for comparative purposes must be restated. We adopted EITF 04-08 as of December 31, 2004 and the adoption did not have an effect on our earnings per share for the years ended December 31, 2004, 2003 and 2002.

In December 2004, the FASB issued SFAS 123 (revised 2004) ("SFAS 123(R)"), *Share-Based Payment*, which is a revision of SFAS 123, *Accounting for Stock-Based Compensation*. SFAS 123(R) supersedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and amends SFAS 95, *Statement of Cash Flows*. While the approach in SFAS 123(R) is similar to the approach described in SFAS 123, SFAS 123(R) requires recognition in the income statement of all share-based payments to employees, including grants of employee stock options, based on their fair values and pro forma disclosure is no longer an alternative. SFAS 123(R) requires adoption no later than July 1, 2005.

SFAS 123(R) permits adoption using one of two methods: (i) a modified prospective method in which compensation costs are recognized beginning with the effective date based on the requirements of SFAS 123(R) (a) for all share-based payments granted after the effective date and (b) for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date or (ii) a modified retrospective method, which includes the requirements of the modified prospective method but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

Although we will adopt SFAS 123(R) effective July 1, 2005, we have not determined which method we will use. We adopted the fair-value-based method of accounting for share-based payments effective January 1, 2003 using the modified prospective method as described in SFAS 148, *Accounting for Stock-Based Compensation–Transition and Disclosure*. While we currently use the Black-Scholes formula to estimate the value of stock options granted to employees, which is an acceptable share-based award valuation model, we may choose some other model that is also acceptable in determining fair value of stock awards upon adoption of SFAS 123(R). Because SFAS 123(R) must be applied to unvested awards granted and accounted for under APB 25, any additional compensation costs not previously recognized under SFAS 123 will be recognized under SFAS 123(R). Our unvested APB 25 options will vest in the third quarter of 2005. If we adopt SFAS 123(R) using the modified prospective method, the impact would not be material to our consolidated financial position, results of operations or cash flows. If we adopt using the modified retrospective method, the impact of those amounts would approximate the amounts described in our pro forma net income and earnings per share disclosure in Note 2 to our consolidated financial statements under "Item 8. Financial Statements and Supplementary Data" included elsewhere in this annual report. In addition to the compensation cost recognition requirements, SFAS 123(R) also requires the tax deduction benefits for an award in excess of recognized compensation cost be reported as a financing cash flow rather than as an operating cash flow, which is currently required under SFAS 95. While we cannot estimate what these amounts will be in the future (because they depend on, among other things, when employees exercise stock options), we recognized operating cash flows related to the tax deduction benefits of $5.9 million, $0.3 million and $0.3 million in 2004, 2003 and 2002, respectively.

Risk Factors

Our business depends on the level of activity in the oil and gas industry, which is significantly affected by volatile oil and gas prices.

Our business depends on the level of activity in oil and gas exploration, development and production in market sectors worldwide, with the U.S. and international offshore areas being our primary market sectors. Oil and gas prices and market expectations of potential changes in these prices significantly affect this level of activity. However, higher commodity prices do not necessarily translate into increased drilling activity since our customers' expectations of future commodity prices typically drive demand for our rigs. Worldwide military, political and economic events have contributed to oil and gas price volatility and are likely to do so in the future. Oil and gas prices are extremely volatile and are affected by numerous factors, including the following:

- worldwide demand for oil and gas,
- the ability of the Organization of Petroleum Exporting Countries, commonly called "OPEC," to set and maintain production levels and pricing,
- the level of production in non-OPEC countries,
- the policies of various governments regarding exploration and development of their oil and gas reserves,
- advances in exploration and development technology, and
- the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East or other geographic areas or further acts of terrorism in the United States, or elsewhere.

The offshore contract drilling industry is highly competitive with numerous industry participants, none of which has a dominant market share. Drilling contracts are traditionally awarded on a competitive bid basis. Intense price competition is often the primary factor in determining which qualified contractor is awarded a job, although rig availability and the quality and technical capability of service and equipment may also be considered. Mergers among oil and natural gas exploration and production companies have reduced the number of available customers.

Our industry is highly competitive and cyclical, with intense price competition.

Our industry has historically been cyclical and is impacted by oil and gas price levels and volatility. There have been periods of high demand, short rig supply and high dayrates, followed by periods of low demand, excess rig supply and low dayrates. Changes in commodity prices can have a dramatic effect on rig demand, and periods of excess rig supply intensify the competition in the industry and often result in rigs being idle for long periods of time. We may be required to idle rigs or enter into lower rate contracts in response to market conditions in the future.

Our drilling contracts may be terminated due to a number of events.

Our customers may terminate or suspend some of our term drilling contracts under various circumstances such as the loss or destruction of the drilling unit, downtime caused by equipment problems or sustained periods of downtime due to force majeure events. Some drilling contracts permit the customer to terminate the contract at the customer's option without paying a termination fee. Suspension of drilling contracts results in loss of the dayrate for the period of the suspension. If our customers cancel some of our significant contracts and we are unable to secure new contracts on substantially similar terms, it could adversely affect our results of operations. In reaction to depressed market conditions, our customers may also seek renegotiation of firm drilling contracts to reduce their obligations.

Our business involves numerous operating hazards.

Our operations are subject to the usual hazards inherent in the drilling of oil and gas wells, such as blowouts, reservoir damage, and loss of production, loss of well control, punchthroughs, craterings and natural disasters such as hurricanes and fires. The occurrence of these events could result in the suspension of drilling operations, damage to or destruction of the equipment involved and injury or death to rig personnel. We may also be subject to personal injury and other claims of rig personnel as a result of our drilling operations. Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, and failure of subcontractors to perform or supply goods or services or personnel shortages. In addition, offshore drilling operators are subject to perils peculiar to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Damage to the environment could also result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and gas companies. Our insurance policies and contractual rights to indemnity may not adequately cover losses, and we may not have insurance coverage or rights to indemnity for all risks.

Consistent with standard industry practice, our clients generally assume, and indemnify us against, well control and subsurface risks under dayrate contracts. These risks are those associated with the loss of control of a well, such as blowout or cratering, the cost to regain control or redrill the well and associated pollution. However, there can be no assurance that these clients will necessarily be financially able to indemnify us against all these risks. Also, we may be effectively prevented from enforcing these indemnities because of the nature of our relationship with some of our larger clients.

We maintain broad insurance coverages, including coverages for property damage, occupational injury and illness, and general and marine third-party liabilities. Property damage insurance covers against marine and other perils, including losses due to capsizing, grounding, collision, fire, lightning, hurricanes, wind, storms, and action of waves, punch-throughs, cratering, blowouts, explosions, and war risks. We insure all of our offshore drilling equipment for general and third party liabilities, occupational and illness risks, and property damage. We generally insure all of our offshore drilling rigs against property damage for their approximate fair market value.

In accordance with industry practices, we believe we are adequately insured for normal risks in our operations; however, such insurance coverage may not in all situations provide sufficient funds to protect us from all liabilities that could result from our drilling operations. Although our current practice is generally to insure all of our rigs for their approximate fair market value, our insurance would not completely cover the costs that would be required to replace certain of our units, including certain High-Specification Floaters. We have also increased our deductibles such that certain claims may not be reimbursed by insurance carriers. Such lack of reimbursement may cause the company to incur substantial costs.

Our non-U.S. operations involve additional risks not associated with our U.S. operations.

We operate in various regions throughout the world that may expose us to political and other uncertainties, including risks of:

- terrorist acts, war and civil disturbances;
- expropriation or nationalization of equipment; and
- the inability to repatriate income or capital.

We are protected to a substantial extent against loss of capital assets, but generally not loss of revenue, from most of these risks through insurance, indemnity provisions in our drilling contracts, or both. The necessity of insurance coverage for risks associated with political unrest, expropriation and environmental remediation for operating areas not covered under our existing insurance policies is evaluated on an individual contract basis. Although we maintain insurance in the areas in which we operate, pollution and environmental risks generally are not totally insurable. If a significant accident or other event occurs and is not fully covered by insurance or a recoverable indemnity from a client, it could adversely affect our consolidated financial position, results of operations or cash flows. Moreover, no assurance can be made that we will be able to maintain adequate insurance in the future at rates we consider reasonable or be able to obtain insurance against certain risks, particularly in light of the instability and developments in the insurance markets following the recent terrorist attacks. As of February 28, 2005, all areas in which we were operating were covered by existing insurance policies.

Many governments favor or effectively require the awarding of drilling contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete.

Our non-U.S. contract drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the equipment and operation of drilling units, currency conversions and repatriation, oil and gas exploration and development and taxation of offshore earnings and earnings of expatriate personnel. Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration of oil and gas and other aspects of the oil and gas industries in their countries. In addition, government action, including initiatives by OPEC, may continue to cause oil or gas price volatility. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil companies and may continue to do so.

Another risk inherent in our operations is the possibility of currency exchange losses where revenues are received and expenses are paid in nonconvertible currencies. We may also incur losses as a result of an inability to collect revenues because of a shortage of convertible currency available to the country of operation. We seek to limit these risks by structuring contracts such that compensation is made in freely convertible currencies and, to the extent possible, by limiting acceptance of non-convertible currencies to amounts that match our expense requirements in local currency.

A change in tax laws of any country in which we operate could result in a higher tax rate on our worldwide earnings.

We operate worldwide through our various subsidiaries. Consequently, we are subject to changing taxation policies in the jurisdictions in which we operate, which could include policies directed toward companies organized in jurisdictions with low tax rates. A material change in the tax laws of any country in which we have significant operations, including the U.S., could result in a higher effective tax rate on our worldwide earnings. In addition, our income tax returns are subject to review and examination in various jurisdictions in which we operate. See "—Outlook" and "—Critical Accounting Policies and Estimates—Income Taxes."

Failure to retain key personnel could hurt our operations.

We require highly skilled personnel to operate and provide technical services and support for our drilling units. To the extent that demand for drilling services and the size of the worldwide industry fleet increase, shortages of qualified personnel could arise, creating upward pressure on wages. We are continuing our recruitment and training programs as required to meet our anticipated personnel needs.

On January 31, 2005, approximately 15 percent of our employees and contracted labor worldwide worked under collective bargaining agreements, most of whom worked in Norway, U.K. and Nigeria. Of these represented individuals, substantially all are working under agreements that are subject to salary negotiation in 2005. These negotiations could result in higher personnel expenses, other increased costs or increased operating restrictions.

Our chief executive officer and nonemployee directors who also serve as directors of TODCO may have potential conflicts of interest as to matters relating to TODCO and Transocean.

Our chief executive officer is a director of TODCO, and two of our nonemployee directors are also directors of TODCO. As a result of their positions, these directors may have potential conflicts of interest as to matters relating to TODCO and Transocean. In connection with any transaction or other relationship involving the two companies, these directors may need to recuse themselves and not participate in any board action relating to these transactions or relationships. In addition, our interests may conflict with those of TODCO in a number of areas relating to our past and ongoing relationships. We may not be able to resolve any potential conflicts with TODCO and, even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated third party.

Compliance with or breach of environmental laws can be costly and could limit our operations.

Our operations are subject to regulations controlling the discharge of materials into the environment, requiring removal and cleanup of materials that may harm the environment or otherwise relating to the protection of the environment. For example, as an operator of mobile offshore drilling units in navigable U.S. waters and some offshore areas, we may be liable for damages and costs incurred in connection with oil spills related to those operations. Laws and regulations protecting the environment have become more stringent in recent years, and may in some cases impose strict liability, rendering a person liable for environmental damage without regard to negligence. These laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our consolidated financial position, results of operations or cash flows.

We have generally been able to obtain some degree of contractual indemnification pursuant to which our clients agree to protect and indemnify us against liability for pollution, well and environmental damages; however, there is no assurance that we can obtain such indemnities in all of our contracts or that, in the event of extensive pollution and environmental damages, the clients will have the financial capability to fulfill their contractual obligations to us. Also, these indemnities may not be enforceable in all instances. Also, we may be effectively prevented from enforcing these indemnities because of the nature of our relationship with some of our larger clients.

World political events could affect the markets for drilling services.

On September 11, 2001, the U.S. was the target of terrorist attacks of unprecedented scope. In the past several years, world political events have resulted in military action in Afghanistan and Iraq. Military action by the U.S. or other nations could escalate and further acts of terrorism in the U.S. or elsewhere may occur. Such acts of terrorism could be directed against companies such as ours. These developments have caused instability in the world's financial and insurance markets. In addition, these developments could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services. Insurance premiums have increased and could rise further and coverages may be unavailable in the future.

U.S. government regulations may effectively preclude us from actively engaging in business activities in certain countries. These regulations could be amended to cover countries where we currently operate or where we may wish to operate in the future.

Inflation

The general rate of inflation in the majority of the countries in which we operate has been moderate over the past several years and has not had a material impact on our results of operations.

Forward-Looking Information

The statements included in this annual report regarding future financial performance and results of operations and other statements that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements to the effect that we or management "anticipates," "believes," "budgets," "estimates," "expects," "forecasts," "intends," "plans," "predicts," or "projects" a particular result or course of events, or that such result or course of events "could," "might," "may," "scheduled" or "should" occur, and similar expressions, are also intended to identify forward-looking statements. Forward-looking statements in this annual report include, but are not limited to, statements involving contract commencements, revenues, expenses, commodity prices, customer drilling programs, supply and demand, utilization rates, dayrates, planned shipyard projects and rig mobilizations and their effects, rig relocations, expected downtime, future activity in the deepwater, mid-water and the shallow and inland water market sectors, market outlook for our various geographical operating sectors, capacity constraints for fifth-generation rigs, rig classes and business segments, plans to dispose of our remaining interest in TODCO, the valuation allowance for deferred net tax assets of TODCO, intended reduction of debt, planned asset sales, timing of asset sales, proceeds from asset sales, our effective tax rate, the purchase of the *M.G. Hulme, Jr.*, changes in tax laws, treaties and regulations, our Sarbanes-Oxley Section 404 process, our other expectations with regard to market outlook, operations in international markets, expected capital expenditures, results and effects of legal proceedings and governmental audits and assessments, adequacy of insurance, liabilities for tax issues, liquidity, cash flow from operations, adequacy of cash flow for our obligations, effects of accounting changes, pension plan contributions and the timing and cost of completion of capital projects. Such statements are subject to numerous risks, uncertainties and assumptions, including, but not limited to, those described under "—Risk Factors" above, the adequacy of sources of liquidity, the effect and results of litigation, audits and contingencies and other factors discussed in this annual report and in the Company's other filings with the SEC, which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to the Company or to persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our long-term and short-term debt. The table below presents scheduled debt and related weighted-average interest rates for each of the years ended December 31 relating to debt as of December 31, 2004.

At December 31, 2004 (in millions, except interest rate percentages):

	Scheduled Maturity Date (a) (b)							Fair V
	2005	2006	2007	2008	2009	Thereafter	Total	12/31
Total debt								
Fixed rate	$19.6	$400.0	$100.0	$266.8	$–	$1,603.8	$2,390.2	$2,70
Average interest rate	7.3%	1.5%	7.5%	6.7%	–	7.1%	6.1%	

(a) Maturity dates of the face value of our debt assumes the put options on the 1.5% Convertible Debentures, 7.45% Notes and Zero Coupon Convertible Debentures will be exercised in May 2006, April 2007 and May 2008, respectively.
(b) Expected maturity amounts are based on the face value of debt.

At December 31, 2004, we had no variable rate debt and as such interest expense had no exposure to changes in interest rates. However, a large part of our cash investments would earn commensurately higher rates of return if interest rates increase. Using December 31, 2004 cash investment levels, a one percent increase in interest rates would result in approximately $3.8 million of additional interest income per year.

Foreign Exchange Risk

Our international operations expose us to foreign exchange risk. We use a variety of techniques to minimize the exposure to foreign exchange risk. Our primary foreign exchange risk management strategy involves structuring customer contracts to provide for payment in both U.S. dollars, which is our functional currency, and local currency. The payment portion denominated in local currency is based on anticipated local currency requirements over the contract term. Due to various factors, including customer acceptance, local banking laws, other statutory requirements, local currency convertibility and the impact of inflation on local costs, actual foreign exchange needs may vary from those anticipated in the customer contracts, resulting in partial exposure to foreign exchange risk. Fluctuations in foreign currencies typically have not had a material impact on overall results. In situations where payments of local currency do not equal local currency requirements, foreign exchange derivative instruments, specifically foreign exchange forward contracts or spot purchases, may be used to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. We do not enter into derivative transactions for speculative purposes. At December 31, 2004, we had no open foreign exchange derivative contracts.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Transocean Inc. (the "Company" or "our") is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Internal control over financial reporting includes the controls themselves, monitoring (including internal auditing practices), and actions taken to correct deficiencies as identified.

There are inherent limitations to the effectiveness of internal control over financial reporting, however well designed, including the possibility of human error and the possible circumvention or overriding of controls. The design of an internal control system is also based in part upon assumptions and judgments made by management about the likelihood of future events, and there can be no assurance that an internal control will be effective under all potential future conditions. As a result, even an effective system of internal controls can provide no more than reasonable assurance with respect to the fair presentation of financial statements and the processes under which they were prepared.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria for internal control over financial reporting described in *Internal Control–Integrated Framework* by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operating effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Company's Board of Directors. Based on this assessment, management has concluded that, as of December 31, 2004, the Company's internal control over financial reporting was effective.

Ernst & Young LLP, an independent registered public accounting firm, audited management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. Their report included elsewhere herein expresses an unqualified opinion on management's assessment and on the effectiveness of our internal control over financial reporting as of December 31, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Transocean Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Transocean Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Transocean Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Transocean Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Transocean Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Transocean Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2004 and our report dated March 14, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
March 14, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Transocean Inc.

We have audited the accompanying consolidated balance sheets of Transocean Inc. and Subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transocean Inc. and Subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123 effective January 1, 2003.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Transocean Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
March 14, 2005

TRANSOCEAN INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Years ended December 31,		
	2004	**2003**	**2002**
Operating Revenues			
Contract drilling revenues	$2,416.4	$2,328.5	$2,648.4
Other revenues	197.5	105.8	25.5
	2,613.9	2,434.3	2,673.9
Costs and Expenses			
Operating and maintenance	1,726.3	1,610.4	1,494.2
Depreciation	524.6	508.2	500.3
General and administrative	67.0	65.3	65.6
Impairment loss on long-lived assets and goodwill	–	16.5	2,927.4
Gain from sale of assets, net	(31.9)	(5.8)	(3.7)
	2,286.0	2,194.6	4,983.8
Operating Income (Loss)	327.9	239.7	(2,309.9)
Other Income (Expense), net			
Equity in earnings of unconsolidated subsidiaries	9.2	5.1	7.8
Interest income	9.3	18.8	25.6
Interest expense	(171.7)	(202.0)	(212.0)
Gain from TODCO offerings	308.8	–	–
Non-cash TODCO tax sharing agreement charge	(167.1)	–	–
Loss on retirement of debt	(76.5)	(15.7)	–
Impairment loss on note receivable from related party	–	(21.3)	–
Other, net	0.4	(3.0)	(0.3)
	(87.6)	(218.1)	(178.9)
Income (Loss) Before Income Taxes, Minority Interest and Cumulative Effect of Changes in Accounting Principles	240.3	21.6	(2,488.8)
Income Tax Expense (Benefit)	91.3	3.0	(123.0)
Minority Interest	(3.2)	0.2	2.4
Income (Loss) Before Cumulative Effect of Changes in Accounting Principles	152.2	18.4	(2,368.2)
Cumulative Effect of Changes in Accounting Principles	–	0.8	(1,363.7)
Net Income (Loss)	$ 152.2	$ 19.2	$(3,731.9)
Basic and Diluted Earnings (Loss) Per Share			
Income (Loss) Before Cumulative Effect of Changes in Accounting Principles	$ 0.47	$ 0.06	$ (7.42)
Cumulative Effect of Changes in Accounting Principles	–	–	(4.27)
Net Income (Loss)	$ 0.47	$ 0.06	$ (11.69)
Weighted Average Shares Outstanding			
Basic	320.9	319.8	319.1
Diluted	325.2	321.4	319.1
Dividends Paid Per Share	$ –	$ –	$ 0.06

See accompanying notes.

TRANSOCEAN INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions)

	Years ended December 31,		
	2004	2003	2002
Net Income (Loss)	$152.2	$19.2	$(3,731.9)
Other Comprehensive Income (Loss), net of tax			
Amortization of gain on terminated interest rate swaps	(0.2)	(0.2)	(0.3)
Change in unrealized loss on securities available for sale	0.1	0.2	–
Change in share of unrealized loss in unconsolidated joint venture's interest rate swaps (net of tax expense (benefit) of $1.1 and $(1.1) for the years ended December 31, 2003 and 2002, respectively)	–	2.0	3.6
Minimum pension liability adjustments (net of tax expense (benefit) of $(2.2), $0.7 and $(13.2) for the years ended December 31, 2004, 2003 and 2002, respectively)	(4.1)	9.3	(32.5)
Other Comprehensive Income (Loss)	(4.2)	11.3	(29.2)
Total Comprehensive Income (Loss)	$148.0	$30.5	$(3,761.1)

See accompanying notes.

TRANSOCEAN INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

	December 31, 2004	December 31, 2003
ASSETS		
Cash and Cash Equivalents	$ 451.3	$ 474.0
Accounts Receivable, net		
Trade	426.5	435.3
Other	15.5	45.0
Materials and Supplies, net	144.7	152.0
Deferred Income Taxes, net	19.0	41.0
Other Current Assets	52.1	31.6
Total Current Assets	1,109.1	1,178.9
Property and Equipment	9,732.9	10,673.0
Less Accumulated Depreciation	2,727.7	2,663.4
Property and Equipment, net	7,005.2	8,009.6
Goodwill	2,251.9	2,230.8
Investments in and Advances to Unconsolidated Subsidiaries	109.2	5.5
Deferred Income Taxes	43.8	28.2
Other Assets	239.1	209.6
Total Assets	$10,758.3	$11,662.6
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts Payable	$ 180.8	$ 146.1
Accrued Income Taxes	17.1	57.2
Debt Due Within One Year	19.4	45.8
Other Current Liabilities	213.0	262.0
Total Current Liabilities	430.3	511.1
Long-Term Debt	2,462.1	3,612.3
Deferred Income Taxes, net	124.1	42.8
Other Long-Term Liabilities	345.2	299.4
Total Long-Term Liabilities	2,931.4	3,954.5
Commitments and Contingencies		
Minority Interest	4.0	4.4
Preference Shares, $0.10 par value; 50,000,000 shares authorized, none issued and outstanding	–	–
Ordinary Shares, $0.01 par value; 800,000,000 shares authorized, 321,533,998 and 319,926,500 shares issued and outstanding at December 31, 2004 and 2003, respectively	3.2	3.2
Additional Paid-in Capital	10,695.8	10,643.8
Accumulated Other Comprehensive Loss	(24.4)	(20.2)
Retained Deficit	(3,282.0)	(3,434.2)
Total Shareholders' Equity	7,392.6	7,192.6
Total Liabilities and Shareholders' Equity	$10,758.3	$11,662.6

See accompanying notes.

TRANSOCEAN INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(In millions, except per share data)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Equity
	Shares	Amount				
Balance at December 31, 2001	318.8	$3.2	$10,611.7	$ (2.3)	$ 297.7	$10,910.3
Net loss	–	–	–	–	(3,731.9)	(3,731.9)
Issuance of ordinary shares under stock-based compensation plans	0.4	–	10.9	–	–	10.9
Cash dividends ($0.06 per share)	–	–	–	–	(19.2)	(19.2)
Gain on terminated interest rate swaps	–	–	–	(0.3)	–	(0.3)
Other comprehensive income related to joint venture	–	–	–	3.6	–	3.6
Minimum pension liability	–	–	–	(32.5)	–	(32.5)
Other	–	–	0.5	–	–	0.5
Balance at December 31, 2002	319.2	3.2	10,623.1	(31.5)	(3,453.4)	7,141.4
Net income	–	–	–	–	19.2	19.2
Issuance of ordinary shares under stock-based compensation plans	0.7	–	14.0	–	–	14.0
Gain on terminated interest rate swaps	–	–	–	(0.2)	–	(0.2)
Fair value adjustment on marketable securities held for sale	–	–	–	0.2	–	0.2
Other comprehensive income related to joint venture	–	–	–	2.0	–	2.0
Minimum pension liability	–	–	–	9.3	–	9.3
Other	–	–	6.7	–	–	6.7
Balance at December 31, 2003	319.9	3.2	10,643.8	(20.2)	(3,434.2)	7,192.6
Net income	–	–	–	–	152.2	152.2
Issuance of ordinary shares under stock-based compensation plans	1.6	–	38.1	–	–	38.1
Gain on terminated interest rate swaps	–	–	–	(0.2)	–	(0.2)
Fair value adjustment on marketable securities held for sale	–	–	–	0.1	–	0.1
Minimum pension liability	–	–	–	(4.1)	–	(4.1)
Other	–	–	13.9	–	–	13.9
Balance at December 31, 2004	321.5	$3.2	$10,695.8	$(24.4)	$(3,282.0)	$ 7,392.6

See accompanying notes.

TRANSOCEAN INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Years ended December 31,		
	2004	**2003**	**2002**
Cash Flows from Operating Activities			
Net income (loss)	$ 152.2	$ 19.2	$(3,731.9)
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation	524.6	508.2	500.3
Stock-based compensation expense	25.3	6.3	0.8
Impairment loss on goodwill	–	–	4,239.7
Deferred income taxes	18.1	(98.5)	(224.4)
Equity in earnings of unconsolidated subsidiaries	(9.2)	(5.1)	(7.8)
Net (gain) loss from disposal of assets	(19.2)	13.4	3.9
Gain from TODCO offerings	(308.8)	–	–
Non-cash TODCO tax sharing agreement charge	167.1	–	–
Loss on retirement of debt	76.5	15.7	–
Impairment loss on long-lived assets	–	16.5	51.4
Impairment loss on note receivable from related party	–	21.3	–
Amortization of debt-related discounts/premiums, fair value adjustments and issue costs, net	(21.2)	(24.3)	6.2
Deferred income, net	37.8	4.4	(5.5)
Deferred expenses, net	(22.0)	(33.2)	(20.0)
Tax benefit from exercise of stock options	5.9	0.3	0.3
Other long-term liabilities	10.2	10.8	17.1
Other, net	(6.1)	8.8	(12.1)
Changes in operating assets and liabilities			
Accounts receivable	(29.3)	19.8	179.4
Accounts payable and other current liabilities	6.3	6.5	(78.8)
Income taxes receivable/payable, net	1.2	27.8	8.9
Other current assets	(5.3)	7.5	11.5
Net Cash Provided by Operating Activities	604.1	525.4	939.0
Cash Flows from Investing Activities			
Capital expenditures	(127.0)	(493.8)	(141.0)
Note issued to related party	–	(46.1)	–
Payments received from note issued to related party	–	46.1	–
Deepwater Drilling II L.L.C.'s cash acquired, net of cash paid	–	18.1	–
Deepwater Drilling L.L.C.'s cash acquired	–	18.6	–
Proceeds from disposal of assets, net	50.4	8.4	88.3
Proceeds from TODCO offerings	683.6	–	–
Reduction of cash from the deconsolidation of TODCO	(68.6)	–	–
Joint ventures and other investments, net	10.4	3.3	7.4
Net Cash Provided by (Used in) Investing Activities	548.8	(445.4)	(45.3)

See accompanying notes.

TRANSOCEAN INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In millions)

	Years ended December 31,		
	2004	**2003**	**2002**
Cash Flows from Financing Activities			
Net repayments under commercial paper program	–	–	(326.4)
Net borrowings (repayments) on revolving credit agreement	(250.0)	250.0	–
Repayments on other debt instruments	(957.0)	(1,252.7)	(189.3)
Cash from termination of interest rate swaps	–	173.5	–
Net proceeds from issuance of ordinary shares under stock-based compensation plans	30.4	12.8	10.2
Dividends paid	–	–	(19.1)
Financing costs	–	(4.9)	(8.5)
Other, net	1.0	1.1	0.2
Net Cash Used in Financing Activities	(1,175.6)	(820.2)	(532.9)
Net Increase (Decrease) in Cash and Cash Equivalents	(22.7)	(740.2)	360.8
Cash and Cash Equivalents at Beginning of Period	474.0	1,214.2	853.4
Cash and Cash Equivalents at End of Period	$ 451.3	$ 474.0	$ 1,214.2

See accompanying notes.

Note 1—Nature of Business and Principles of Consolidation

Transocean Inc. (together with its subsidiaries and predecessors, unless the context requires otherwise, "Transocean," the "Company," "we," "us" or "our") is a leading international provider of offshore contract drilling services for oil and gas wells. Our mobile offshore drilling fleet is considered one of the most modern and versatile fleets in the world. We specialize in technically demanding sectors of the offshore drilling business with a particular focus on deepwater and harsh environment drilling services. We contract our drilling rigs, related equipment and work crews primarily on a dayrate basis to drill oil and gas wells. We also provide additional services, including integrated services. At December 31, 2004, we owned, had partial ownership interests in or operated 93 mobile offshore and barge drilling units. As of this date, our assets consisted of 32 High-Specification semisubmersibles and drillships ("floaters"), 24 Other Floaters, 26 Jackup Rigs and 11 Other Rigs.

On January 31, 2001, we completed a merger transaction (the "R&B Falcon merger") with R&B Falcon Corporation ("R&B Falcon"). At the time of the merger, R&B Falcon operated a diverse global drilling rig fleet consisting of drillships, semisubmersibles, jackup rigs and other units including the Gulf of Mexico Shallow and Inland Water segment fleet. R&B Falcon and the Gulf of Mexico Shallow and Inland Water segment later became known as TODCO (together with its subsidiaries and predecessors, unless the context requires otherwise, "TODCO") and the TODCO segment, respectively. In preparation for the initial public offering discussed below, we transferred all assets and businesses out of R&B Falcon that were unrelated to the Gulf of Mexico Shallow and Inland Water business.

In February 2004, we completed an initial public offering (the "TODCO IPO") of common stock of TODCO in which we sold 13.8 million shares of TODCO class A common stock, representing 23 percent of TODCO's total outstanding shares. In September 2004 and December 2004, respectively, we completed additional public offerings of TODCO common stock (respectively referred to as the "September TODCO Offering" and "December TODCO Offering" and, together with the TODCO IPO, the "TODCO Offerings"). We sold 17.9 million shares of TODCO's class A common stock (30 percent of TODCO's total outstanding shares) in the September TODCO Offering and 15.0 million shares of TODCO's class A common stock (25 percent of TODCO's total outstanding shares) in the December TODCO Offering. Prior to the December TODCO Offering, we held TODCO class B common stock, which was entitled to five votes per share (compared to one vote per share of TODCO class A common stock) and converted automatically into class A common stock upon any sale by us to a third party. In connection with the December TODCO Offering, we converted all of our remaining TODCO class B common stock not sold in the TODCO Offerings into shares of class A common stock. After the TODCO Offerings, we hold a 22 percent ownership and voting interest in TODCO, represented by 13.3 million shares of class A common stock.

We consolidated TODCO in our financial statements as a business segment through December 16, 2004 and that portion of TODCO that we did not own was reported as minority interest in our consolidated statements of operations and balance sheet. As a result of the conversion of the TODCO class B common stock into class A common stock, we no longer have a majority voting interest in TODCO and no longer consolidate TODCO in our financial statements but account for our remaining investment using the equity method of accounting. Our current intention is to dispose of our remaining interest in TODCO, which could be achieved through a number of possible transactions including additional public offerings, open market sales, sales to one or more third parties, a spin-off to our shareholders, split-off offerings to our shareholders that would allow for the opportunity to exchange our ordinary shares for shares of TODCO's class A common stock or a combination of these transactions.

For investments in joint ventures and other entities that do not meet the criteria of a variable interest entity or where we are not deemed to be the primary beneficiary for accounting purposes of those entities that meet the variable interest entity criteria, we use the equity method of accounting where our ownership is between 20 percent and 50 percent or where our ownership is more than 50 percent and we do not have significant influence or control over the unconsolidated subsidiary. We use the cost method of accounting for investments in unconsolidated subsidiaries where our ownership is less than 20 percent and where we do not have significant influence over the unconsolidated subsidiary. We consolidate those investments that meet the criteria of a variable interest entity where we are deemed to be the primary beneficiary for accounting purposes and for entities in which we have a majority voting interest. Intercompany transactions and accounts are eliminated.

Note 2—Summary of Significant Accounting Policies

Accounting Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to bad debts, materials and supplies obsolescence, investments, intangible assets and goodwill, property and equipment and other long-lived assets, income taxes, workers' insurance, pensions and other postretirement benefits, other employment benefits and contingent liabilities. We base our estimates on historical experience and on various other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

Cash and Cash Equivalents—Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are highly liquid debt instruments with an original maturity of three months or less and may consist of time deposits with a number of commercial banks with high credit ratings, Eurodollar time deposits, certificates of deposit and commercial paper. We may also invest excess funds in no-load, open-end, management investment trusts ("mutual funds"). The mutual funds invest exclusively in high quality money market instruments.

As a result of the *Deepwater Nautilus* project financing in 1999, we are required to maintain in cash an amount to cover certain principal and interest payments. Such restricted cash, classified as other current assets in the consolidated balance sheet, was $12.0 million at December 31, 2004. At December 31, 2003 such restricted cash was $12.0 million and was classified as other assets in the consolidated balance sheet.

Accounts Receivable—Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for doubtful accounts receivable. Interest receivable on delinquent accounts receivable is included in the accounts receivable trade balance and recognized as interest income when chargeable and collectibility is reasonably assured. Uncollectible accounts receivable trades are written off when a settlement is reached for an amount that is less than the outstanding historical balance.

Allowance for Doubtful Accounts—We establish reserves for doubtful accounts on a case-by-case basis when we believe the required payment of specific amounts owed is unlikely to occur. In establishing these reserves, we consider changes in the financial position of a major customer and restrictions placed on the conversion of local currency to U.S. dollars as well as disputes with our customers regarding the application of contract provisions to our drilling operations. This allowance was $16.8 million and $29.1 million at December 31, 2004 and 2003, respectively. We derive a majority of our revenue from services to international and government-owned or government-controlled oil companies, and, generally, do not require collateral or other security to support client receivables.

Materials and Supplies—Materials and supplies are carried at the lower of average cost or market less an allowance for obsolescence. Such allowance was $20.3 million and $17.5 million at December 31, 2004 and 2003, respectively.

Property and Equipment—Property and equipment, consisting primarily of offshore drilling rigs and related equipment, represented 65 percent of our total assets at December 31, 2004. The carrying values of these assets are based on estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values of our rigs. These estimates, assumptions and judgments reflect both historical experience and expectations regarding future industry conditions and operations. We compute depreciation using the straight-line method after allowing for salvage values. Expenditures for renewals, replacements and improvements are capitalized. Maintenance and repairs are charged to operating expense as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to income.

Estimated original useful lives of our drilling units range from 18 to 35 years, reflecting maintenance history and market demand for these drilling units, buildings and improvements from 10 to 30 years and machinery and equipment from four to 12 years. From time to time, we may review the estimated remaining useful lives of our drilling units and may extend the useful life when events and circumstances indicate the drilling unit can operate beyond its original useful life. During the fourth quarter of 2004, we extended the useful life of four rigs, which had estimated useful lives ranging from 30 to 32 years, to 35 years. We determined 35 years was appropriate for each of these rigs based on the current contracts these rigs are operating under as well as the additional life-extending work, upgrades and inspections we have performed on these rigs. The impact of the life extension of these four rigs was a reduction in depreciation expense of $4.7 million in the fourth quarter of 2004 and such reduction is expected to be approximately $12 million in 2005.

Assets Held for Sale—Assets are classified as held for sale when we have a plan for disposal and those assets meet the held for sale criteria of the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") 144, *Accounting for Impairment or Disposal of Long-Lived Assets.* At December 31, 2004, we had an asset held for sale in the amount of $5.6 million that was included in other current assets (See Notes 6 and 27). We had no assets classified as held for sale at December 31, 2003.

Goodwill—In accordance with SFAS 142, *Goodwill and Other Intangible Assets*, goodwill is tested for impairment at least annually at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. Management has determined that our reporting units are the same as our operating segments for the purpose of allocating goodwill and the subsequent testing of goodwill for impairment. Goodwill resulting from the R&B Falcon merger was allocated to our then two reporting units, Transocean Drilling and TODCO, at a ratio of 68 percent and 32 percent, respectively. The allocation was determined based on the percentage of each reporting unit's assets at fair value to the total fair value of assets acquired in the R&B Falcon merger. The fair value was determined from a third party valuation. Goodwill resulting from previous mergers was allocated entirely to the Transocean Drilling reporting unit.

During the first quarter of 2002, we implemented SFAS 142 and performed the initial test of impairment of goodwill on our two reporting units. The test was applied utilizing the estimated fair value of the reporting units as of January 1, 2002 determined based on a combination of each reporting unit's discounted cash flows and publicly traded company multiples and acquisition multiples of comparable businesses. There was no goodwill impairment for the Transocean Drilling reporting unit. However, because of deterioration in market conditions that affected the TODCO reporting unit since the completion of the R&B Falcon merger, a $1,363.7 million ($4.27 per diluted share) impairment of goodwill was recognized as a cumulative effect of a change in accounting principle in the first quarter of 2002.

During the fourth quarter of 2002, we performed our annual test of goodwill impairment as of October 1. Due to a general decline in market conditions, we recorded a non-cash impairment charge of $2,876.0 million ($9.01 per diluted share), of which $2,494.1 million and $381.9 million related to the Transocean Drilling and TODCO reporting units, respectively.

During the fourth quarter of 2004 and 2003, we performed our annual test of goodwill impairment as of October 1 with no impairment indicated for either of the years ended December 31, 2004 and 2003.

Our goodwill balance and changes in the carrying amount of goodwill are as follows (in millions):

	Balance at January 1, 2004	Other (a)	Balance at December 31, 2004
Transocean Drilling	$2,230.8	$21.1	$2,251.9

(a) Primarily represents net adjustments during 2004 of income tax-related pre-acquisition contingencies.

Impairment of Long-Lived Assets—The carrying value of long-lived assets, principally property and equipment, is reviewed for potential impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. For property and equipment held for use, the determination of recoverability is made based upon the estimated undiscounted future net cash flows of the related asset or group of assets being evaluated. Property and equipment held for sale are recorded at the lower of net book value or fair value. See Note 7.

Operating Revenues and Expenses—Operating revenues are recognized as earned, based on contractual daily rates or on a fixed price basis. In connection with drilling contracts, we may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to rigs. In connection with new drilling contracts, revenues earned and incremental costs incurred directly related to preparation and mobilization are deferred and recognized over the primary contract term of the drilling project using the straight-line method. Our policy to amortize the fees related to preparation, mobilization and capital upgrades on a straight-line basis over the estimated firm period of drilling is consistent with the general pace of activity, level of services being provided and dayrates being earned over the life of the contract. For contractual daily rate contracts, we account for loss contracts as the losses are incurred. No loss contracts were included in the results of operations for the years ended December 31, 2004, 2003 and 2002. Costs of relocating drilling units without contracts to more promising market areas are expensed as incurred. Upon completion of drilling contracts, any demobilization fees received are reported in income, as are any related expenses. Capital upgrade revenues received are deferred and recognized over the primary contract term of the drilling project. The actual cost incurred for the capital upgrade is depreciated over the estimated useful life of the asset. We incur periodic survey and drydock costs in connection with obtaining regulatory certification to operate our rigs on an ongoing basis. Costs associated with these certifications are deferred and amortized over the period until the next survey on a straight-line basis.

Derivative Instruments and Hedging Activities—We account for our derivative instruments and hedging activities in accordance with SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*. See Notes 9 and 10.

Foreign Currency Translation—The majority of our revenues and expenditures are denominated in U.S. dollars to limit our exposure to foreign currency fluctuations, resulting in the use of the U.S. dollar as the functional currency for all of our operations. Foreign currency exchange gains and losses are primarily included in other income (expense) as incurred. Net foreign currency gains (losses) included in other income (expense) were $0.4 million, $(3.5) million, and $(0.5) million for the years ended December 31, 2004, 2003 and 2002, respectively.

Income Taxes—Income taxes have been provided based upon the tax laws and rates in effect in the countries in which operations are conducted and income is earned. There is no expected relationship between the provision for or benefit from income taxes and income or loss before income taxes because the countries in which we operate have taxation regimes that vary not only with respect to nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities using the applicable tax rates in effect at year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. See Note 15.

Stock-Based Compensation—Through December 31, 2002 and in accordance with the provisions of SFAS 123, *Accounting for Stock-Based Compensation,* we had elected to follow Accounting Principles Board Opinion ("APB") 25, *Accounting for Stock Issued to Employees,* and related interpretations in accounting for our employee stock-based compensation plans. Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS 123 using the prospective method proscribed in SFAS 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*. Under the prospective method, employee stock-based compensation awards granted on or subsequent to January 1, 2003 are expensed over the vesting period based on the fair value of the underlying awards on the date of grant. The fair value of the stock options is determined using the Black-Scholes option pricing model, while the fair value of restricted stock grants is determined based on the market price of our stock on the date of grant. Additionally, stock appreciation rights are recorded at fair value with the changes in fair value recorded as compensation expense as incurred. Stock-based compensation awards granted prior to January 1, 2003, if not subsequently modified, will continue to be accounted for under the recognition and measurement provisions of APB 25 (see "—New Accounting Pronouncements"). As a result of the adoption of SFAS 123, we recorded higher compensation expense of $6.1 million ($4.3 million or $0.01 per diluted share, net of tax) related to our stock-based compensation awards and modifications, and our Employee Stock Purchase Plan ("ESPP") during 2003.

If compensation expense for grants to employees under our long-term incentive plan and the ESPP prior to January 1, 2003 was recognized using the fair value method of accounting under SFAS 123 rather than the intrinsic value method under APB 25, net income and earnings per share would have been reduced to the pro forma amounts indicated below (in millions, except per share data):

	Years ended December 31,		
	2004	2003	2002
Net Income (Loss) as Reported	$152.2	$ 19.2	$(3,731.9)
Add back: Stock-based compensation expense included in reported net income (loss), net of related tax effects	18.2	4.6	2.8
Deduct: Total stock-based compensation expense determined under the fair value method for all awards, net of related tax effects			
Long-Term Incentive Plan	(22.4)	(18.2)	(23.9)
ESPP	(2.6)	(2.5)	(2.2)
Pro Forma Net Income (Loss)	$145.4	$ 3.1	$(3,755.2)
Basic Earnings (Loss) Per Share			
As Reported	$0.47	$ 0.06	$ (11.69)
Pro Forma	0.45	0.01	(11.77)
Diluted Earnings (Loss) Per Share			
As Reported	$0.47	$ 0.06	$ (11.69)
Pro Forma	0.45	0.01	(11.77)

The above pro forma amounts are not indicative of future pro forma results. The fair value of each option grant unde our long-term incentive plan was estimated on the date of grant using the Black-Scholes option pricing model with the followin weighted-average assumptions used:

	Years ended December 31,		
	2004	2003	2002
Dividend yield	–	–	–
Expected price volatility range	38%-42%	39%-45%	49%-51%
Risk-free interest rate range	2.59%-3.71%	1.94%-3.16%	2.79%-4.11%
Expected life of options (in years)	4.30	4.21	3.84
Weighted-average fair value of options granted	$10.65	$7.13	$12.25

The fair value of each option grant under the ESPP was estimated using the following weighted-average assumptions:

	Years ended December 31,		
	2004	2003	2002
Dividend yield	–	–	–
Expected price volatility	27%	41%	45%
Risk-free interest rate	1.19%	1.09%	2.14%
Expected life of options	Less than one year	Less than one year	Less than one year
Weighted-average fair value of options granted	$4.10	$4.69	$4.76

New Accounting Pronouncements— In April 2004, the FASB issued FASB Staff Position ("FSP") 129-1, *Disclosure of Information about Capital Structure, Relating to Contingently Convertible Securities*, which applies to all contingently convertible securities and became effective the date of issue. The FSP requires disclosure of the nature of the contingency and the potential impact of conversion on the financial statements, particularly the impact on earnings per share, and whether the securities have been included in the entity's calculation of diluted earnings per share. The implementation of this FSP did not have an effect on our consolidated financial statements and related notes thereto as our disclosures are in accordance with the disclosure requirements as stated in this FSP.

In September 2004, the Emerging Issues Task Force ("EITF") of the FASB reached a consensus on Issue No. 04-08, *The Effect of Contingently Convertible Instruments on Diluted Earnings per Share* ("EITF 04-08"), which is effective for reporting periods ending after December 15, 2004. Contingently convertible instruments within the scope of EITF 04-08 are instruments that contain conversion features that are contingently convertible or exercisable based on (a) a market price trigger or (b) multiple contingencies if one of the contingencies is a market price trigger for which the instrument may be converted or share settled based on meeting a specified market condition. EITF 04-08 requires companies to include shares issuable under convertible instruments in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger (or other contingent feature) has been met. In addition, prior period earnings per share amounts presented for comparative purposes must be restated. We adopted EITF 04-08 as of December 31, 2004 and the adoption did not have an effect on our earnings per share for the years ended December 31, 2004, 2003 and 2002.

In December 2004, the FASB issued SFAS 123 (revised 2004) ("SFAS 123(R)"), *Share-Based Payment,* which is a revision of SFAS 123, *Accounting for Stock-Based Compensation.* SFAS 123(R) supersedes APB 25, *Accounting for Stock Issued to Employees*, and amends SFAS 95, *Statement of Cash Flows*. While the approach in SFAS 123(R) is similar to the approach described in SFAS 123, SFAS 123(R) requires recognition in the income statement of all share-based payments to employees, including grants of employee stock options, based on their fair values and pro forma disclosure is no longer an alternative. SFAS 123(R) requires adoption no later than July 1, 2005.

SFAS 123(R) permits adoption using one of two methods: (i) a modified prospective method in which compensation costs are recognized beginning with the effective date based on the requirements of SFAS 123(R) (a) for all share-based payments granted after the effective date and (b) for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date or (ii) a modified retrospective method, which includes the requirements of the modified prospective method but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

Although we will adopt SFAS 123(R) effective July 1, 2005, we have not determined which method we will use. We adopted the fair-value-based method of accounting for share-based payments effective January 1, 2003 using the modified prospective method as described in SFAS 148, *Accounting for Stock-Based Compensation–Transition and Disclosure*. While we currently use the Black-Scholes formula to estimate the value of stock options granted to employees, which is an acceptable share-based award valuation model, we may choose some other model that is also acceptable in determining fair value of stock awards upon adoption of SFAS 123(R). Because SFAS 123(R) must be applied to unvested awards granted and accounted for under APB 25, any additional compensation costs not previously recognized under SFAS 123 will be recognized under SFAS 123(R). Our unvested APB 25 options will vest in the third quarter of 2005. If we adopt SFAS 123(R) using the modified prospective method, the impact would not be material to our consolidated financial position, results of operations or cash flows. If we adopt using the modified retrospective method, the impact of those amounts would approximate the amounts described in our pro forma net income and earnings per share disclosure (see "—Stock Compensation Expense"). In addition to the compensation cost recognition requirements, SFAS 123(R) also requires the tax deduction benefits for an award in excess of recognized compensation cost be reported as a financing cash flow rather than as an operating cash flow, which is currently required under SFAS 95. While we cannot estimate what these amounts will be in the future (because they depend on, among other things, when employees exercise stock options), we recognized operating cash flows related to the tax deduction benefits of $5.9 million, $0.3 million and $0.3 million in 2004, 2003 and 2002, respectively.

Reclassifications—Certain reclassifications have been made to prior period amounts to conform with the current year presentation.

Note 3—Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss at December 31, 2004, 2003 and 2002, net of tax, are as follows (in millions):

	Gain on Terminated Interest Rate Swaps	Unrealized Loss on Available-for-Sale Securities	Other Comprehensive Loss Related to Unconsolidated Joint Venture	Minimum Pension Liability	Total Other Comprehensive Income (Loss)
Balance at December 31, 2001	$ 3.9	$(0.6)	$(5.6)	$ –	$ (2.3)
Other comprehensive income (loss)	(0.3)	–	3.6	(32.5)	(29.2)
Balance at December 31, 2002	3.6	(0.6)	(2.0)	(32.5)	(31.5)
Other comprehensive income (loss)	(0.2)	0.2	2.0	9.3	11.3
Balance at December 31, 2003	3.4	(0.4)	–	(23.2)	(20.2)
Other comprehensive income (loss)	(0.2)	0.1	–	(4.1)	(4.2)
Balance at December 31, 2004	$ 3.2	$(0.3)	$ –	$(27.3)	$(24.4)

Deepwater Drilling L.L.C. ("DD LLC"), a previously unconsolidated subsidiary in which we had a 50 percent ownership interest, entered into interest rate swaps with aggregate market values netting to a $6.7 million liability at December 31, 2002. Our interest in these swaps was recorded as other comprehensive loss related to an unconsolidated joint venture. These swaps expired in October 2003 (see Note 10).

Note 4—TODCO Offerings and Deconsolidation

In February 2004, we completed the TODCO IPO in which we sold 13.8 million shares of TODCO's class A common stock, representing 23 percent of TODCO's total outstanding shares, at $12.00 per share. We received net proceeds of $155.7 million from the TODCO IPO and recognized a gain of $39.4 million ($0.12 per diluted share), which had no tax effect, in the first quarter of 2004 and represented the excess of net proceeds received over the net book value of the shares sold in the TODCO IPO.

We entered into various agreements with TODCO to set forth our respective rights and obligations relating to our businesses and to effect the separation of our two companies. These agreements included a master separation agreement, tax sharing agreement, employee matters agreement, transition services agreement and registration rights agreement.

As a result of the deconsolidation of TODCO from our other U.S. subsidiaries for U.S. federal income tax purposes in conjunction with the TODCO IPO, we established an initial valuation allowance in the first quarter of 2004 of $31.0 million ($0.09 per diluted share) against the estimated deferred tax assets of TODCO in excess of its deferred tax liabilities, taking into account prudent and feasible tax planning strategies as required by SFAS 109, *Accounting for Income Taxes*. We adjusted the initial valuation allowance during the year to reflect changes in our estimate of the ultimate amount of TODCO's deferred tax assets.

In conjunction with the closing of the TODCO IPO, TODCO granted restricted stock and stock options to some of its employees under its long-term incentive plan and some of these awards vested at the time of grant. In accordance with the provisions of SFAS 123, TODCO recognized compensation expense of $5.6 million ($0.02 per Transocean's diluted share), which had no tax effect, in the first quarter of 2004 as a result of the immediate vesting of these awards. TODCO amortized to compensation expense $4.6 million ($0.01 per Transocean's diluted share), which had no tax effect, subsequent to the TODCO IPO and prior to our deconsolidation of TODCO from our consolidated financial statements December 17, 2004. In addition, certain of TODCO's employees held options that were granted prior to the TODCO IPO to acquire our ordinary shares. In accordance with the employee matters agreement, these options were modified at the TODCO IPO date, which resulted in the accelerated vesting of the options and the extension of the term of the options through the original contractual life. In connection with the modification of these options, TODCO recognized additional compensation expense of $1.5 million, which had no tax effect, in the first quarter of 2004.

In September 2004, we completed the September TODCO Offering in which we sold 17.9 million shares of TODCO's class A common stock, representing 30 percent of TODCO's total outstanding shares, at $15.75 per share. We received net proceeds of $269.9 million from this offering and recognized a gain of $129.4 million ($0.40 per diluted share), which had no tax effect, in the third quarter of 2004 and represented the excess of net proceeds received over the net book value of the TODCO shares sold in this offering.

In December 2004, we completed the December TODCO Offering in which we sold 15.0 million shares of TODCO's class A common stock, representing 25 percent of TODCO's total outstanding shares, at $18.00 per share. We received net proceeds of $258.0 million from the offering and recognized a gain of $140.0 million ($0.43 per diluted share), which had no tax effect, in the fourth quarter of 2004 and represented the excess of net proceeds received over the net book value of the TODCO shares sold in this offering. In connection with this offering, we converted all of our remaining class B common stock not sold in this offering into shares of class A common stock. Each share of our TODCO class B common stock had five votes per share compared to one vote per share of the class A common stock. As a result of the conversion, our outstanding voting interest in TODCO is proportionate to our ownership interest. We consolidated TODCO in our financial statements as a business segment through December 16, 2004 and that portion of TODCO that we did not own was reflected as minority interest in our consolidated statements of operations and balance sheets.

As of December 31, 2004, we held a 22 percent interest in TODCO, represented by 13.3 million shares of class A common stock. We deconsolidated TODCO from our consolidated statements of operations and balance sheet effective December 17, 2004 and subsequently accounted for our investment in TODCO under the equity method of accounting (see Note 20).

Under the tax sharing agreement entered into between us and TODCO at the time of the TODCO IPO, we are entitled to receive from TODCO payment for most of the tax benefits TODCO generated prior to the TODCO IPO that they utilize subsequent to the TODCO IPO. While TODCO was included in our consolidated statements of operations and balance sheet as a consolidated subsidiary, we followed the provisions of SFAS 109, which allowed us to evaluate the recoverability of the deferred tax assets associated with the tax sharing agreement considering TODCO's deferred tax liabilities. Because we no longer own a majority voting interest, TODCO is no longer included as a consolidated subsidiary in our financial statements. As a result, we recorded a non-cash charge of $167.1 million ($0.51 per diluted share), which had no tax effect, in the fourth quarter of 2004 related to contingent amounts due from TODCO under the tax sharing agreement. The non-cash charge was necessary as the future payments under the tax sharing agreement are dependent on TODCO generating future taxable income, which cannot be assumed until such income is actually generated. Future payments we receive from TODCO's utilization of the pre-TODCO IPO deferred tax assets will be recognized in other income as those amounts are realized based on the filing of TODCO's tax returns.

Note 5—Capital Expenditures and Other Asset Acquisitions

Capital expenditures totaled $127.0 million during the year ended December 31, 2004 and related to our existing fleet and corporate infrastructure. A substantial majority of the capital expenditures in 2004 related to the Transocean Drilling segment.

Capital expenditures totaled $493.8 million during the year ended December 31, 2003 and included our acquisition of two Fifth-Generation Deepwater Floaters, the *Deepwater Pathfinder* and *Deepwater Frontier*, through the payoff of synthetic lease financing arrangements totaling $382.8 million. The remaining $111.0 million related to capital expenditures for existing fleet and corporate infrastructure. A substantial majority of the capital expenditures in 2003 related to the Transocean Drilling segment.

Capital expenditures totaled $141.0 million during the year ended December 31, 2002 and related to our existing fleet and corporate infrastructure. A substantial majority of the capital expenditures in 2002 related to the Transocean Drilling segment.

As a result of the R&B Falcon merger, we acquired ownership interests in two unconsolidated joint ventures, 50 percent in DD LLC and 60 percent in Deepwater Drilling II L.L.C. ("DDII LLC"). Subsidiaries of ConocoPhillips owned the remaining interests in these joint ventures. Each of the joint ventures was a lessee in a synthetic lease financing facility entered into in connection with the construction of the *Deepwater Pathfinder*, in the case of DD LLC, and the *Deepwater Frontier*, in the case of DDII LLC. Pursuant to the lease financings, the rigs were owned by special purpose entities and leased to the joint ventures.

In May 2003, WestLB AG, one of the lenders in the *Deepwater Frontier* synthetic lease financing facility, assigned its $46.1 million remaining promissory note receivable to us in exchange for cash of $46.1 million. Also in May 2003, but subsequent to the WestLB AG assignment, we purchased ConocoPhillips' 40 percent interest in DDII LLC for approximately $5.0 million. As a result of this purchase, we consolidated DDII LLC late in the second quarter of 2003. In addition, we acquired certain drilling and other contracts from ConocoPhillips for approximately $9.0 million in cash. In December 2003, DDII LLC prepaid the remaining $197.5 million debt and equity principal amounts owed, plus accrued and unpaid interest, to us and other lenders under the synthetic lease financing facility. As a result of this prepayment, DDII LLC became the legal owner of the *Deepwater Frontier*.

In November 2003, we purchased the remaining 25 percent minority interest in the Caspian Sea Ventures International Limited ("CSVI") joint venture. CSVI owns the jackup rig *Trident 20* and is now a wholly owned subsidiary.

In December 2003, we purchased ConocoPhillips' 50 percent interest in DD LLC in connection with the payoff of the *Deepwater Pathfinder* synthetic lease financing facility. As a result of this purchase, we consolidated DD LLC late in the fourth quarter of 2003. Concurrent with the purchase of this ownership interest, DD LLC prepaid the remaining $185.3 million debt and equity principal amounts owed, plus accrued and unpaid interest, to the lenders under the synthetic lease financing facility. As a result of this prepayment, DD LLC became the legal owner of the *Deepwater Pathfinder*.

Note 6—Asset Dispositions and Retirements

In March 2004, we entered into an agreement to sell two semisubmersible rigs, the *Sedco 600* and *Sedco 602*, for net proceeds of approximately $52.7 million in connection with our efforts to dispose of non-strategic assets in our Transocean Drilling segment. In June 2004, we completed the sale of the *Sedco 602*, for net proceeds of $28.0 million and recognized a gain of $21.7 million ($0.07 per diluted share), which had no tax effect, in our Transocean Drilling segment. At December 31, 2004, the *Sedco 600* was classified as an asset held for sale in the amount of $5.6 million and was included in other current assets in our consolidated balance sheet. See Notes 2 and 27.

During the year ended December 31, 2004, we settled insurance claims and sold marine support vessels and certain other assets for net proceeds of $22.4 million. We recorded net gains of $4.2 million ($3.3 million, or $0.01 per diluted share, net of tax) in our Transocean Drilling segment and $6.0 million ($0.02 per diluted share), which had no tax effect, in our TODCO segment.

In January 2003, we completed the sale of the jackup rig *RBF 160* for net proceeds of $13.1 million and recognized a gain of $0.3 million ($0.2 million, net of tax) in our Transocean Drilling segment. The proceeds were received in December 2002.

During the year ended December 31, 2003, we settled an insurance claim and sold other assets for net proceeds of approximately $8.4 million and recorded net gains of $4.6 million ($4.0 million, or $0.01 per diluted share, net of tax) in our Transocean Drilling segment and $0.9 million ($0.6 million, net of tax) in our TODCO segment.

During the year ended December 31, 2002, we completed the sale of the jackup rig *RBF 209* and two semisubmersible rigs, the *Transocean 96* and *Transocean 97*, for net proceeds of $49.4 million and recognized net losses of $0.4 million ($0.3 million, net of tax) in our Transocean Drilling segment.

During the year ended December 31, 2002, we settled an insurance claim and sold certain other assets for net proceeds of approximately $38.9 million and recorded net gains of $3.1 million ($2.8 million, or $0.01 per diluted share, net of tax) and $1.0 million ($0.6 million, net of tax) in our Transocean Drilling and TODCO segments, respectively.

Note 7—Impairment Loss on Long-Lived Assets

During the year ended December 31, 2003, we recorded non-cash impairment charges of $5.2 million ($0.02 per diluted share), which had no tax effect, in our Transocean Drilling segment associated with the removal of two rigs from drilling service and the value assigned to leases on oil and gas properties that we intended to discontinue. The determination of fair market value was based on an offer from a potential buyer, in the case of the two rigs, and management's assessment of fair value, in the case of the leases on oil and gas properties for which third party valuations were not available.

During the year ended December 31, 2003, we recorded non-cash impairment charges of $11.3 million ($7.4 million, or $0.02 per diluted share, net of tax) in our TODCO segment associated with the removal of five jackup rigs from drilling service and the write down in the value of an investment in a joint venture to fair value. The determination of fair market value was based on third party valuations, in the case of the jackup rigs, and management's assessment of fair value, in the case of the investment in a joint venture for which third party valuations were not available.

During the year ended December 31, 2002, we recorded non-cash impairment charges of $34.0 million ($22.2 million, or $0.07 per diluted share, net of tax), in our Transocean Drilling segment associated with assets held for sale and assets reclassified from held for sale to held and used. The determination of fair market value was based on an offer from a potential buyer, in the case of the assets held for sale, and third party valuations, in the case of the reclassification of assets to held and used.

During the year ended December 31, 2002, we recorded non-cash impairment charges of $17.4 million ($11.3 million, or $0.04 per diluted share, net of tax), in our TODCO segment associated with assets held for sale and assets reclassified from held for sale to held and used. The determination of fair market value was based on an offer from a potential buyer, in the case of the assets held for sale, and third party valuations, in the case of the reclassification of assets to held and used.

During the fourth quarter of 2002, we performed our annual test of goodwill impairment as of October 1, 2002. As a result of that test and a general decline in market conditions, we recorded non-cash impairments of $2,494.1 million ($7.82 per diluted share) and $381.9 million ($1.20 per diluted share), which had no tax effect, in our Transocean Drilling and TODCO segments, respectively. See Note 2.

Note 8—Debt

Debt, net of unamortized discounts, premiums and fair value adjustments, is comprised of the following (in millions):

	December 31, 2004	December 31, 2003
6.75% Senior Notes, due April 2005	$ –	$ 361.2
7.31% Nautilus Class A1 Amortizing Notes – final maturity May 2005	19.4	63.6
6.95% Senior Notes, due April 2008	263.1	269.5
9.5% Senior Notes, due December 2008	–	357.3
$800 Million Revolving Credit Agreement – final maturity December 2008	–	250.0
6.625% Notes, due April 2011	785.7	797.3
7.375% Senior Notes, due April 2018	246.9	250.4
Zero Coupon Convertible Debentures, due May 2020 (put options exercisable May 2008 and May 2013)	17.0	16.5
1.5% Convertible Debentures, due May 2021 (put options exercisable May 2006, May 2011 and May 2016)	400.0	400.0
8% Debentures, due April 2027	56.8	198.1
7.45% Notes, due April 2027 (put options exercisable April 2007)	95.0	94.8
7.5% Notes, due April 2031	597.6	597.5
Other	–	1.9
Total Debt	2,481.5	3,658.1
Less Debt Due Within One Year	19.4	45.8
Total Long-Term Debt	$2,462.1	$3,612.3

The scheduled maturity of our debt, at face value, assumes the bondholders exercise their options to require us to repurchase the 1.5% Convertible Debentures, 7.45% Notes and Zero Coupon Convertible Debentures in May 2006, April 2007 and May 2008, respectively, and is as follows (in millions):

	Years ending December 31,
2005	$ 19.6
2006	400.0
2007	100.0
2008	266.8
2009	–
Thereafter	1,603.8
Total	$2,390.2

Commercial Paper Program—We have a revolving credit agreement, described below, which, together with previous revolving credit agreements, provided liquidity for commercial paper borrowings made under the commercial paper program during 2003. Because we believe our current cash balances, the revolving credit agreement described below and operating cash flow provide us with adequate liquidity, we terminated our commercial paper program during the first quarter of 2004.

Revolving Credit Agreement—We are party to an $800.0 million five-year revolving credit agreement (the "Revolving Credit Agreement") dated December 16, 2003. The Revolving Credit Agreement bears interest, at our option, at a base rate or London Interbank Offered Rate ("LIBOR") plus a margin that can vary from 0.35 percent to 0.95 percent depending on our non-credit enhanced senior unsecured public debt rating. At December 31, 2004, the applicable margin was 0.50 percent. A facility fee varying from 0.075 percent to 0.225 percent depending on our non-credit enhanced senior unsecured public debt rating, is incurred on the daily amount of the underlying commitment, whether used or unused, throughout the term of the facility. At December 31, 2004, the applicable facility fee was 0.125 percent. A utilization fee of 0.125 percent is payable if amounts outstanding under the Revolving Credit Agreement are greater than $264.0 million. At December 31, 2004, no amount was outstanding under the Revolving Credit Agreement.

The Revolving Credit Agreement requires compliance with various covenants and provisions customary for agreements of this nature, including an earnings before interest, taxes, depreciation and amortization ("EBITDA") to interest coverage ratio, as defined by the Revolving Credit Agreement, of not less than three to one, a debt to total tangible capital ratio, as defined by the credit agreement, of not greater than 50 percent, and limitations on creating liens, incurring debt, transactions with affiliates, sale/leaseback transactions and mergers and sale of substantially all assets.

6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes and Exchange Offer—In March 2002, we completed exchange offers and consent solicitations for TODCO's 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes ("the Exchange Offer"). As a result of the Exchange Offer, approximately $234.5 million, $342.3 million, $247.8 million, $246.5 million, $76.9 million and $289.8 million principal amount of TODCO's outstanding 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes, respectively, were exchanged for our newly issued 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes having the same principal amount, interest rate, redemption terms and payment and maturity dates. Because the holders of a majority in principal amount of each of these series of notes consented to the proposed amendments to the applicable indenture pursuant to which the notes were issued, some covenants, restrictions and events of default were eliminated from the indentures with respect to these series of notes. After the Exchange Offer, approximately $5.0 million, $7.7 million, $2.2 million, $3.5 million, $10.2 million and $10.2 million principal amount of the outstanding 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes, respectively, not exchanged remain the obligation of TODCO (see "—Retired, Redeemed and Repurchased Debt"). For 2003, these notes are combined with our notes of the corresponding series issued by us in the above table. At December 31, 2004, $247.8 million and $246.5 million principal amount of our 6.95% and 7.375% Senior Notes were outstanding. TODCO's remaining Senior Notes were deconsolidated from our consolidated balance sheets at December 31, 2004 (see Note 4). In connection with the Exchange Offer, TODCO paid $8.3 million in consent payments to holders of TODCO's notes whose notes were exchanged. The consent payments are being amortized as an increase to interest expense over the remaining term of the respective notes and such amortization was approximately $0.8 million, $1.3 million and $1.3 million in the years ended December 31, 2004, 2003 and 2002, respectively. The 6.95% and 7.375% Senior Notes are redeemable at our option at a make-whole premium (see Note 27).

1.5% Convertible Debentures—In May 2001, we issued $400.0 million aggregate principal amount of 1.5% Convertible Debentures due May 2021. We have the right to redeem the debentures after five years for a price equal to 100 percent of the principal. Each holder has the right to require us to repurchase the debentures after five, 10 and 15 years at 100 percent of the principal amount. We may pay this repurchase price with either cash or ordinary shares or a combination of cash and ordinary shares. The debentures are convertible into our ordinary shares at the option of the holder at any time at a ratio of 13.8627 shares per $1,000 principal amount debenture, which is equivalent to an initial conversion price of $72.136 per share. This ratio is subject to adjustments if certain events take place, and conversion may only occur if the closing sale price per ordinary share exceeds 110 percent of the conversion price for at least 20 trading days in a period of 30 consecutive trading days ending on the trading day immediately prior to the conversion date or if other specified conditions are met. At December 31, 2004, $400.0 million principal amount of these notes was outstanding.

Zero Coupon Convertible Debentures—In May 2000, we issued Zero Coupon Convertible Debentures due May 2020 with a face value at maturity of $865.0 million. The debentures were issued to the public at a price of $579.12 per debenture and accrue original issue discount at a rate of 2.75 percent per annum compounded semiannually to reach a face value at maturity of $1,000 per debenture. We will pay no interest on the debentures prior to maturity and, since May 2003, we have the right to redeem the debentures for a price equal to the issuance price plus accrued original issue discount to the date of redemption. Each holder has the right to require us to repurchase the debentures on the third, eighth and thirteenth anniversary of issuance at the issuance price plus accrued original issue discount to the date of repurchase (see "—Retired, Redeemed and Repurchased Debt"). We may pay this repurchase price with either cash or ordinary shares or a combination of cash and ordinary shares. The debentures are convertible into our ordinary shares at the option of the holder at any time at a ratio of 8.1566 shares per debenture, which is equivalent to an initial conversion price of $71.00 per share, subject to adjustments if certain events take place. At December 31, 2004, $26.4 million face value of these notes was outstanding with a discounted value of $17.0 million. Should all of the debentures be put to us in May 2008, the debentures will have a discounted value of $19.0 million.

8% Debentures—In April 1997, we issued $200.0 million aggregate principal amount of 8% Debentures due April 15, 2027, which are redeemable, at any time, at our option at a make-whole premium (see "—Retired, Redeemed and Repurchased Debt").

Nautilus Class A1 and A2 Notes—In August 1999, one of our subsidiaries completed a $250.0 million project financing for the construction of the *Deepwater Nautilus* that consisted of a $200.0 million, 7.31% Class A1 amortizing note with a final maturity in May 2005 and a $50.0 million, 9.41% Class A2 note maturing in May 2005 (see "—Retired, Redeemed and Repurchased Debt"). These notes were recorded at fair value on January 31, 2001 as part of the R&B Falcon merger. The Nautilus Class A1 Note is collateralized by the *Deepwater Nautilus*, which had a carrying value of $286.7 million at December 31, 2004, and the rig's drilling contract revenues. At December 31, 2004, approximately $19.6 million principal amount was outstanding on the Nautilus Class A1 Note.

Retired, Redeemed and Repurchased Debt—In December 2004, we acquired, pursuant to a tender offer, a total of $142.7 million, or approximately 71.3 percent, aggregate principal amount of our 8% Debentures due April 2027 at 130.449 percent of face value, or $186.1 million, plus accrued and unpaid interest. We recognized a loss on the repurchase of $45.1 million ($0.14 per diluted share), which had no tax effect, in the fourth quarter of 2004. We funded the repurchases with existing cash balances.

In December 2004, the deconsolidation of TODCO resulted in the elimination from our consolidated balance sheets of TODCO's 6.75% Senior Notes due April 2005, 6.95% Senior Notes due April 2008, 9.5% Senior Notes due December 2008 and 7.375% Senior Notes due April 2018, which had aggregate principal amounts outstanding of $7.7 million, $2.2 million, $10.2 million and $3.5 million, respectively. See Note 4.

In October 2004, we redeemed our $342.3 million aggregate principal amount outstanding 6.75% Senior Notes due April 2005 at the make-whole premium price provided in the indenture. We redeemed these notes at 102.127 percent of face value or $349.5 million, plus accrued and unpaid interest. We recognized a loss on the redemption of $3.3 million ($0.01 per diluted share), which had no tax effect, in the fourth quarter of 2004 and reflected adjustments for fair value of the debt at the date of the R&B Falcon merger and the unamortized fair value adjustment on a previously terminated interest rate swap. We funded the redemption with existing cash on hand, which included proceeds from the September TODCO Offering.

In March 2004, we redeemed our $289.8 million aggregate principal amount outstanding 9.5% Senior Notes due December 2008 at the make-whole premium price provided in the indenture. We redeemed these notes at 127.796 percent of face value or $370.3 million, plus accrued and unpaid interest. We recognized a loss on the redemption of debt of $28.1 million ($0.09 per share), which had no tax effect, in the first quarter of 2004 and reflected adjustments for fair value of the debt at the date of the R&B Falcon merger and the unamortized fair value adjustment on a previously terminated interest rate swap. We funded the redemption with existing cash balances, which included proceeds from the TODCO IPO.

In December 2003, we repaid all of the $87.1 million principal amount outstanding 9.125% Senior Notes, of which $10.2 million principal amount outstanding was the obligation of TODCO, plus accrued and unpaid interest, in accordance with their scheduled maturity. We funded the repayment from existing cash balances.

In December 2003, we repaid the remaining $187.5 million principal amount outstanding under a prior term loan agreement, plus accrued and unpaid interest, of which $150.0 million related to the early retirement of this debt. The term loan agreement was terminated in conjunction with this repayment. We funded the repayment from existing cash balances.

In May 2003, we repurchased and retired all of the $50.0 million principal amount outstanding 9.41% Nautilus Class A2 Notes due May 2005 and funded the repurchase from existing cash balances. We recognized a loss on retirement of debt of $5.5 million ($3.6 million, or $0.01 per diluted share, net of tax), in the second quarter of 2003.

In May 2003, holders of our Zero Coupon Convertible Debentures due May 24, 2020 had the option to require us to repurchase their debentures. Holders of $838.6 million aggregate principal amount, or approximately 97 percent, of these debentures exercised this option, and we repurchased their debentures at a repurchase price of $628.57 per $1,000 principal amount. Under the terms of the debentures, we had the option to pay for the debentures with cash, our ordinary shares or a combination of cash and shares, and we elected to pay the $527.2 million repurchase price from existing cash balances. We recognized additional expense of $10.2 million ($0.03 per diluted share), which had no tax effect, as a loss on retirement of debt in the second quarter of 2003 to fully amortize the remaining debt issue costs related to the repurchased debentures.

In April 2003, we repaid the entire $239.5 million aggregate principal amount outstanding 6.5% Senior Notes, of which $5.0 million principal amount outstanding was the obligation of TODCO, plus accrued and unpaid interest, in accordance with their scheduled maturity. We funded the repayment from existing cash balances.

Note 9—Financial Instruments and Risk Concentration

Foreign Exchange Risk—Our international operations expose us to foreign exchange risk. This risk is primarily associated with compensation costs denominated in currencies other than the U.S. dollar and with purchases from foreign suppliers. We use a variety of techniques to minimize exposure to foreign exchange risk, including customer contract payment terms and foreign exchange derivative instruments.

Our primary foreign exchange risk management strategy involves structuring customer contracts to provide for payment in both U.S. dollars and local currency. The payment portion denominated in local currency is based on anticipated local currency requirements over the contract term. Due to various factors, including customer acceptance, local banking laws, other statutory requirements, local currency convertibility and the impact of inflation on local costs, actual foreign exchange needs may vary from those anticipated in the customer contracts, resulting in partial exposure to foreign exchange risk. Fluctuations in foreign currencies typically have not had a material impact on overall results. In situations where payments of local currency do not equal local currency requirements, foreign exchange derivative instruments, specifically foreign exchange forward contracts, or spot purchases may be used to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange.

We do not enter into derivative transactions for speculative purposes. Gains and losses on foreign exchange derivative instruments, which qualify as accounting hedges, are deferred as other comprehensive income and recognized when the underlying foreign exchange exposure is realized. Gains and losses on foreign exchange derivative instruments, which do not qualify as hedges for accounting purposes, are recognized currently based on the change in market value of the derivative instruments. At December 31, 2004 and 2003, we had no open foreign exchange derivative instruments.

Interest Rate Risk—Our use of debt directly exposes us to interest rate risk. Floating rate debt, where the interest rate can be changed every year or less over the life of the instrument, exposes us to short-term changes in market interest rates. Fixed rate debt, where the interest rate is fixed over the life of the instrument and the instrument's maturity is greater than one year, exposes us to changes in market interest rates should we refinance maturing debt with new debt.

In addition, we are exposed to interest rate risk in our cash investments, as the interest rates on these investments change with market interest rates.

From time to time, we may use interest rate swap agreements to manage the effect of interest rate changes on future income. These derivatives are used as hedges and are not used for speculative or trading purposes. Interest rate swaps are designated as a hedge of underlying future interest payments. These agreements involve the exchange of amounts based on variable interest rates and amounts based on a fixed interest rate over the life of the agreement without an exchange of the notional amount upon which the payments are based. The interest rate differential to be received or paid on the swaps is recognized over the lives of the swaps as an adjustment to interest expense. Gains and losses on terminations of interest rate swap agreements are deferred and recognized as an adjustment to interest expense over the remaining life of the underlying debt. In the event of the early retirement of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income.

The major risks in using interest rate derivatives include changes in interest rates affecting the value of such instruments, potential increases in our interest expense due to market increases in floating interest rates in the case of derivatives that exchange fixed interest rates for floating interest rates and the credit worthiness of the counterparties in such transactions.

We had no interest rate swap transactions outstanding as of December 31, 2004 and 2003. See Note 10.

The market values of any open swap transactions would be carried on our consolidated balance sheet as an asset or liability depending on the movement of interest rates after the transaction is entered into and depending on the security being hedged.

Should a counterparty default at a time in which the market value of the swap with that counterparty is classified as an asset in our consolidated balance sheet, we may be unable to collect on that asset. To mitigate such risk of failure, we enter into swap transactions with a diverse group of high-quality institutions.

Credit Risk—Financial instruments that potentially subject us to concentrations of credit risk are primarily cash and cash equivalents and trade receivables. It is our practice to place our cash and cash equivalents in time deposits at commercial banks with high credit ratings or mutual funds, which invest exclusively in high quality money market instruments. In foreign locations, local financial institutions are generally utilized for local currency needs. We limit the amount of exposure to any one institution and do not believe we are exposed to any significant credit risk.

We derive the majority of our revenue from services to international oil companies and government-owned and government-controlled oil companies. Receivables are dispersed in various countries. See Note 21. We maintain an allowance for doubtful accounts receivable based upon expected collectibility and establish reserves for doubtful accounts on a case-by-case basis when we believe the required payment of specific amounts owed to us is unlikely to occur. We are not aware of any significant credit risks relating to our customer base and do not generally require collateral or other security to support customer receivables.

Labor Agreements—We require highly skilled personnel to operate our drilling units. As a result, we conduct extensive personnel recruiting, training and safety programs. At December 31, 2004, we had approximately 8,400 employees and we also utilized approximately 2,200 persons through contract labor providers. As of such date, approximately 15 percent of our employees and contract labor worldwide worked under collective bargaining agreements, most of whom worked in Norway, U.K. and Nigeria. Of these represented individuals, 100 percent are working under agreements that are subject to salary negotiation in 2005.

Note 10—Interest Rate Swaps

In June 2001, we entered into interest rate swap agreements in the aggregate notional amount of $700.0 million with a group of banks relating to our $700.0 million aggregate principal amount of 6.625% Notes due April 2011. In February 2002, we entered into interest rate swap agreements with a group of banks in the aggregate notional amount of $900.0 million relating to our $350.0 million aggregate principal amount of 6.75% Senior Notes due April 2005, $250.0 million aggregate principal amount of 6.95% Senior Notes due April 2008 and $300.0 million aggregate principal amount of 9.5% Senior Notes due December 2008. The objective of each transaction was to protect the debt against changes in fair value due to changes in the benchmark interest rate. Under each interest rate swap, we received the fixed rate equal to the coupon of the hedged item and paid LIBOR plus a margin of 50 basis points, 246 basis points, 171 basis points and 413 basis points, respectively, which were designated as the respective benchmark interest rates, on each of the interest payment dates until maturity of the respective notes. The hedges were considered perfectly effective against changes in the fair value of the debt due to changes in the benchmark interest rates over their term. As a result, the shortcut method applied and there was no requirement to periodically reassess the effectiveness of the hedges during the term of the swaps.

In January 2003, we terminated swaps and associated fair value hedges with respect to our 6.75% Senior Notes due April 2005, 6.95% Senior Notes due April 2008 and 9.5% Senior Notes due December 2008. In March 2003, we terminated swaps with respect to our 6.625% Notes. As a result of these terminations, we received cash proceeds, net of accrued interest, of $173.5 million that had been recognized in connection with the associated fair value hedges as a fair value adjustment to the underlying long-term debt in our consolidated balance sheet and the fair value adjustment is being amortized as a reduction to interest expense over the remaining life of the underlying debt. During the years ended December 31, 2004 and 2003, such reduction amounted to $22.7 million ($0.07 per diluted share) and $23.1 million ($0.07 per diluted share), respectively. As a result of the redemption of our 9.5% Senior Notes in March 2004 and 6.75% Senior Notes in October 2004, we recognized $25.5 million ($0.08 per diluted share) of the unamortized fair value adjustment as a reduction to our loss on redemption of debt (see Notes 8 and 27). There were no tax effects related to these reductions.

At December 31, 2004 and 2003, we had no outstanding interest rate swaps.

DD LLC, a previously unconsolidated joint venture in which we had a 50 percent ownership interest, entered into interest rate swaps in August 1998 that expired in October 2003. Our interest in these swaps was included in accumulated other comprehensive income, net of tax, with corresponding reductions to deferred income taxes and investments in and advances to unconsolidated subsidiaries.

Note 11—Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents and trade receivables—The carrying amounts approximate fair value because of the short maturity of those instruments.

Debt—The fair value of our fixed rate debt is calculated based on market prices. The carrying value of variable rate debt approximates fair value.

	December 31, 2004		December 31, 2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)		(in millions)	
Cash and cash equivalents	$ 451.3	$ 451.3	$ 474.0	$ 474.0
Trade receivables	426.5	426.5	435.3	435.3
Debt	2,481.5	2,702.5	3,658.1	3,849.8

Note 12—Other Current Liabilities

Other current liabilities are comprised of the following (in millions):

	December 31,	
	2004	2003
Accrued payroll and employee benefits	$ 98.1	$133.0
Deferred income	53.2	35.7
Accrued interest	30.2	39.2
Accrued taxes, other than income	14.4	12.7
Reserves for contingent liabilities	1.2	17.5
Other	15.9	23.9
Total Other Current Liabilities	$213.0	$262.0

Note 13—Other Long-Term Liabilities

Other long-term liabilities are comprised of the following (in millions):

	December 31,	
	2004	2003
Reserves for contingent liabilities	$194.9	$170.3
Accrued pension and early retirement	54.0	45.0
Accrued retiree life insurance and medical benefits	35.4	34.8
Deferred income	19.1	8.8
Other	41.8	40.5
Total Other Long-Term Liabilities	$345.2	$299.4

Note 14—Supplementary Cash Flow Information

Non-cash investing activities for the years ended December 31, 2004, 2003 and 2002 included $9.7 million, $8.9 million and $7.9 million, respectively, related to accruals of capital expenditures. The accruals have been reflected in the consolidated balance sheet as an increase in property and equipment, net and accounts payable.

In 2002, we reclassified the remaining assets that had not been disposed of from assets held for sale to property and equipment based on management's assessment that these assets no longer met the held for sale criteria under SFAS 144. As a result, $55.0 million was reflected as an increase in property and equipment with a corresponding decrease in other assets.

Cash payments for interest were $201.2 million, $219.0 million and $210.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. Cash payments for income taxes, net, were $75.1 million, $73.4 million and $91.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 15—Income Taxes

Transocean Inc., a Cayman Islands company, is not subject to income tax in the Cayman Islands. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. There is no expected relationship between the provision for or benefit from income taxes and income or loss before income taxes because the countries have taxation regimes that vary not only with respect to nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year.

As a result of changes in our estimates related to the ultimate disposition of certain pre-acquisition tax contingencies arising prior to our merger with Sedco Forex Holdings Limited ("Sedco Forex") effective December 31, 1999, we recorded $21.1 million of additional goodwill during the year ended December 31, 2004.

The components of the provision (benefit) for income taxes are as follows (in millions):

	Years ended December 31,		
	2004	2003	2002
Current provision	$ 73.2	$ 101.5	$ 101.4
Deferred provision (benefit)	18.1	(98.5)	(224.4)
Income tax provision (benefit) before cumulative effect of changes in accounting principles	$91.3	$ 3.0	$(123.0)

Significant components of deferred tax assets and liabilities are as follows (in millions):

	December 31,	
	2004	2003
Deferred Tax Assets–Current		
Accrued personnel taxes	$ 0.6	$ 1.1
Accrued workers' compensation insurance	0.5	6.8
Incentive compensation and other accruals	7.1	4.1
Insurance accruals	9.1	14.3
Unearned income and miscellaneous reserves	5.0	18.2
Total Current Deferred Tax Assets	22.3	44.5
Deferred Tax Liabilities–Current		
Deferred expenses	(3.3)	(3.5)
Total Current Deferred Tax Liabilities	(3.3)	(3.5)
Net Current Deferred Tax Assets	$ 19.0	$ 41.0
Deferred Tax Assets–Noncurrent (Non-U.S.)		
Net operating loss carryforwards	$ 60.6	$ 55.1
Valuation allowance for noncurrent deferred tax assets.	(16.8)	(26.9)
Net Noncurrent Deferred Tax Assets	$ 43.8	$ 28.2
Deferred Tax Assets–Noncurrent		
Net operating loss and other miscellaneous carryforwards	$ 60.4	$619.1
Tax credit carryforwards	166.7	259.2
Retirement and benefit plan accruals	3.8	3.8
Other accruals	15.0	35.6
Deferred income and other	2.2	0.7
Valuation allowance for noncurrent deferred tax assets	(98.5)	(154.9)
Total Noncurrent Deferred Tax Assets	149.6	763.5
Deferred Tax Liabilities–Noncurrent		
Depreciation and amortization	(255.8)	(689.0)
Investment in subsidiaries	(14.2)	(109.3)
Other	(3.7)	(8.0)
Total Noncurrent Deferred Tax Liabilities	(273.7)	(806.3)
Net Noncurrent Deferred Tax Liabilities	$(124.1)	$ (42.8)

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities using the applicable tax rates in effect. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

We provided a valuation allowance to offset deferred tax assets on net operating losses incurred during the year in certain jurisdictions where, in the opinion of management, it is more likely than not that the financial statement benefit of these losses would not be realized. We have also provided a valuation allowance for foreign tax credit carryforwards reflecting the possible expiration of these benefits prior to their utilization. At December 31, 2002, the valuation allowance was $112.3

million. The valuation allowance for non-current deferred tax assets decreased $56.4 million and increased $42.6 million during the years ended December 31, 2004 and 2003, respectively.

We have not provided for U.S. deferred taxes on the unremitted earnings of our U.S. subsidiaries and certain foreign subsidiaries that are permanently reinvested. Should we make a distribution from the unremitted earnings of these subsidiaries, we could be required to record additional taxes. At the current time, a determination of the amount of unrecognized deferred tax liability is not practical.

We have not provided for deferred taxes in circumstances where we expect that, due to the structure of operations and applicable law, the operations in that jurisdiction will not give rise to future tax consequences. Should our expectations change regarding the expected future tax consequences, we may be required to record additional deferred taxes that could have a material adverse effect on our consolidated financial position, results of operations and cash flows.

As a result of the deconsolidation of TODCO from our other U.S. subsidiaries for U.S. federal income tax purposes in conjunction with the TODCO IPO, we established an initial valuation allowance in the first quarter of 2004 of $31.0 million against the estimated deferred tax assets of TODCO in excess of its deferred tax liabilities, taking into account prudent and feasible tax planning strategies as required by SFAS 109. We adjusted the initial valuation allowance during the year to reflect changes in our estimate of the ultimate amount of TODCO's deferred tax assets. The ultimate allocation of tax benefits between TODCO and our other U.S. subsidiaries will occur in 2005 upon the filing of our 2004 U.S. consolidated federal income tax return. This final allocation of tax benefits could impact our effective tax rate for 2005.

As a result of our deconsolidation of TODCO (see Note 4), our deferred tax assets and liabilities at December 31, 2004 reflect the removal of TODCO deferred tax asset and liability balances, including valuation allowances, from our consolidated balances (see Note 14).

Our U.S. net operating loss carryforwards expire between 2020 and 2024. The tax effect of the U.S. net operating loss carryforwards, net of valuation allowances of $13.4 million, was $47.0 million at December 31, 2004. Our U.K. net operating loss carryforwards do not expire. The tax effect of the U.K. net operating loss carryforwards, net of valuation allowances of $16.8 million, was $43.8 million at December 31, 2004, which we expect to utilize through future earnings. In 2004, we decreased the valuation allowance on our U.K. net operating loss carryforwards by $10.1 million as a result of agreements with the U.K. Inland Revenue and revised estimates of future taxable income and taking into account tax planning strategies as required by SFAS 109. Our U.S. foreign tax credit carryforwards of $80.6 million, which is net of valuation allowances of $85.1 million, will expire between 2009 and 2014.

In June 2003, we recorded a $14.6 million ($0.04 per diluted share) foreign tax benefit attributable to the favorable resolution of a non-U.S. income tax liability.

During 2002, we recorded a $175.7 million ($0.55 per diluted share) tax benefit attributable to the restructuring of certain non-U.S. operations. As a result of the restructuring, previously unrecognized losses were offset against deferred gains, resulting in a reduction of noncurrent deferred taxes payable.

Transocean Inc., a Cayman Islands company, is not subject to income taxes in the Cayman Islands. For the three years ended December 31, 2004, there was no Cayman Islands income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by a Cayman Islands company or its shareholders. We have obtained an assurance from the Cayman Islands government under the Tax Concessions Law (1995 Revision) that, in the event that any legislation is enacted in the Cayman Islands imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, such tax shall not, until June 1, 2019, be applicable to us or to any of our operations or to our shares, debentures or other obligations. Therefore, under present law there will be no Cayman Islands tax consequences affecting distributions.

We operate through our various subsidiaries in a number of countries throughout the world. Consequently, we are subject to changes in tax laws, treaties and regulations in and between the countries in which we operate, including treaties that the U.S. has with other nations. A material change in these tax laws, treaties or regulations, including those in and involving the U.S., could result in a higher effective tax rate on our worldwide earnings. On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. The Act contains provisions which apply to certain companies that undertook a transaction commonly known as an inversion after a specified date. Because our reorganization as a Cayman Islands company in May 1999 occurred prior to the effective dates specified in the Act, we do not believe there should be any adverse impact to us from the inversion provisions of the Act. Additionally, the tax treaty between the U.S. and Barbados was recently amended. We do not expect the amendment to have a material adverse effect on our consolidated financial position, results of operations or cash flows.

The Act also creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing, in some cases, an 85 percent dividends received deduction for dividends paid by certain non-U.S. subsidiaries of the U.S. corporation ("controlled foreign corporations") to the U.S. corporation. The deduction is subject to a number of limitations and, uncertainty currently remains as to how to interpret numerous provisions of the Act. Further, several requirements must be met in order to qualify for the deduction. While we are still in the process of analyzing whether any of our U.S. subsidiaries could qualify for the deduction, it is reasonably possible that under the repatriation provisions of the Act certain of our non-U.S. subsidiaries may repatriate to our U.S. subsidiaries some amount of earnings up to an estimated maximum amount of $150 million. As we have provided deferred U.S. taxes on the unremitted earnings of these controlled foreign corporations, this deduction, should we qualify, could reduce our tax expense in 2005 by an estimated maximum amount of $40 million. The ultimate amounts could be much less or even zero.

The Act further provides for a tax deduction for qualified production activities. Under the guidance of FASB Staff Position No. 109-1, *Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004*, the deduction will be treated as a "special deduction" as described in SFAS 109 and not as a reduction in the tax rate. As such, the special deduction has no effect on deferred tax assets and liabilities existing on the date of enactment. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on our tax return. We are still reviewing whether any of our operations would qualify for this deduction. Further, because of losses carried forward by the applicable subsidiaries, this deduction is not expected to have any impact on our tax provision in 2005.

Our income tax returns are subject to review and examination in the various jurisdictions in which we operate. In October 2004, we received from the U.S. Internal Revenue Service ("IRS") examination reports setting forth proposed changes to the U.S. federal income tax reported for the period 1999-2000. The proposed changes total approximately $195 million, exclusive of interest. While we have agreed to certain non-material adjustments, we believe our returns are materially correct as filed and intend to defend ourselves vigorously. The IRS has also notified us of its intent to audit our 2002 and 2003 tax years. No examination report has been received at this time.

In September 2004, the Norwegian tax authorities initiated inquiries related to a restructuring transaction undertaken in 2001 and 2002 and a dividend payment made during 2001. In February 2005, we filed a response to these inquiries. In March 2005, pursuant to court orders, the Norwegian tax authorities took action to obtain additional information regarding these transactions. Based on these inquiries, we believe the Norwegian authorities are contemplating a tax assessment on the dividend of approximately $106 million, plus penalty and interest. No assessment has been made, and we believe such an assessment would be without merit. While we cannot predict or provide assurance as to the final outcome, we do not expect the liability, if any, resulting from the inquiry to have a material adverse effect on our current consolidated financial position, results of operations and cash flows.

In addition, other tax authorities have examined the amounts of income and expense subject to tax in their jurisdiction for prior periods. We are currently contesting various non-U.S. assessments that have been asserted and would expect to contest any future U.S. or non-U.S. assessments. While we cannot predict or provide assurance as to the final outcome, we do not expect the liability, if any, resulting from existing or future assessments to have a material adverse effect on our current consolidated financial position, results of operations and cash flows.

In connection with the distribution of Sedco Forex to the Schlumberger Limited ("Schlumberger") shareholders in December 1999, Sedco Forex and Schlumberger entered into a tax separation agreement. In accordance with the terms of the tax separation agreement, Schlumberger agreed to indemnify Sedco Forex for any tax liabilities incurred directly in connection with the preparation of Sedco Forex for this distribution. In addition, Schlumberger agreed to indemnify Sedco Forex for tax liabilities associated with Sedco Forex operations conducted through Schlumberger entities prior to the distribution and any tax liabilities associated with Sedco Forex assets retained by Schlumberger.

We were included in the consolidated federal income tax returns filed by a former parent, Sonat Inc. ("Sonat") during all periods in which Sonat's ownership was greater than or equal to 80 percent through 1993 ("Affiliation Years"). Transocean and Sonat entered into a tax sharing agreement providing for the manner of determining payments with respect to federal income tax liabilities and benefits arising in the Affiliation Years. Under the tax sharing agreement, we will pay to Sonat an amount equal to our share of the Sonat consolidated federal income tax liability, generally determined on a separate return basis. In addition, Sonat will pay us for Sonat's utilization of deductions, losses and credits that are attributable to us and in excess of that which would be utilized on a separate return basis.

Our wholly owned subsidiary, Transocean Holdings Inc. ("Transocean Holdings"), entered into a tax sharing agreement with TODCO in connection with the TODCO IPO. The tax sharing agreement governs Transocean Holdings' and TODCO's respective rights, responsibilities and obligations with respect to taxes and tax benefits, the filing of tax returns, the control of audits and other tax matters. Under this agreement, most U.S. federal, state, local and foreign income taxes and income tax benefits (including income taxes and income tax benefits attributable to the TODCO business) that accrued on or before the closing of the TODCO IPO will be for the account of Transocean Holdings. Accordingly, Transocean Holdings generally is liable for any income taxes that accrued on or before the closing of the TODCO IPO, but TODCO generally must pay Transocean Holdings for the amount of any income tax benefits created on or before the closing of the TODCO IPO ("pre-closing tax benefits") that it uses or absorbs on a return with respect to a period after the closing of the TODCO IPO. As of December 31, 2004, TODCO is estimated to have approximately $375 million of pre-closing tax benefits subject to its obligation to reimburse Transocean Holdings, after elimination of those benefits TODCO expects to use in connection with its separation from Transocean Holdings. The ultimate amount will depend on many factors, including the ultimate allocation of tax benefits between TODCO and our other subsidiaries under applicable law and taxable income for calendar year 2004. Income taxes and income tax benefits accruing after the closing of the TODCO IPO, to the extent attributable to Transocean Holdings or its affiliates (other than TODCO or its subsidiaries), generally will be for the account of Transocean Holdings and, to the extent attributable to TODCO or its subsidiaries, generally will be for the account of TODCO. However, TODCO will be responsible for all taxes, other than income taxes, attributable to the TODCO business, whether accruing before, on or after the closing of the TODCO IPO.

Note 16—Off-Balance Sheet Arrangement

We lease the semisubmersible *M. G. Hulme, Jr.* from Deep Sea Investors, L.L.C., ("Deep Sea Investors") a special purpose entity formed by several leasing companies to acquire the rig from one of our subsidiaries in November 1995 in a sale/leaseback transaction (see Note 17). In November 2004, we gave notice to Deep Sea Investors of our intent to purchase the rig under the lease purchase option for a maximum amount of $35.7 million at the end of the lease term in November 2005. The lease does not require that collateral be maintained or contain any credit rating triggers.

Effective December 31, 2003, we adopted and applied the provisions of FASB Interpretation ("FIN") 46, *Consolidation of Variable Interest Entities*, as revised December 31, 2003, for all variable interest entities. FIN 46 requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Because the sale/leaseback agreement is with an entity in which we have no direct investment, we are not entitled to receive the financial information of the leasing entity and the equity holders of the leasing company will not release the financial statements or other financial information to us in order for us to make the determination of whether the entity is a variable interest entity. In addition, without the financial statements or other financial information, we are unable to determine if we are the primary beneficiary of the entity and, if so, what we would consolidate. We have no exposure to loss as a result of the sale/leaseback agreement. We currently account for the lease of this semisubmersible drilling rig as an operating lease.

Note 17—Commitments and Contingencies

Operating Leases—We have operating lease commitments expiring at various dates, principally for real estate, office space, office equipment and rig bareboat charters. In addition to rental payments, some leases provide that we pay a pro rata share of operating costs applicable to the leased property. As of December 31, 2004, future minimum rental payments related to noncancellable operating leases are as follows (in millions):

	Years ending December 31,
2005	$26.6
2006	11.1
2007	8.8
2008	8.3
2009	6.5
Thereafter	7.5
Total	$68.8

We are party to an operating lease on the *M. G. Hulme, Jr.* (see Note 16). At December 31, 2004, the future minimum lease payments, excluding the purchase option, was $11.9 million and was included in the table above.

Rental expense for all operating leases, including leases with terms of less than one year, was approximately $40 million, $51 million and $52 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Legal Proceedings—Several of our subsidiaries have been named, along with other defendants, in several complaints that have been filed in the Circuit Courts of the State of Mississippi involving over 700 persons that allege personal injury arising out of asbestos exposure in the course of their employment by some of these defendants between 1965 and 1986. The complaints also name as defendants certain of TODCO's subsidiaries to whom we may owe indemnity and other unaffiliated defendant companies, including companies that allegedly manufactured drilling related products containing asbestos that are the subject of the complaints. The number of unaffiliated defendant companies involved in each complaint ranges from approximately 20 to 70. The complaints allege that the defendant drilling contractors used those asbestos-containing products in offshore drilling operations, land based drilling operations and in drilling structures, drilling rigs, vessels and other equipment and assert claims based on, among other things, negligence and strict liability, and claims authorized under the Jones Act. The plaintiffs seek, among other things, awards of unspecified compensatory and punitive damages. Based on a recent decision of the Mississippi Supreme Court, we anticipate that the trial courts may grant motions requiring each plaintiff to name the specific defendant or defendants against whom such plaintiff makes a claim and the time period and location of asbestos exposure so that the cases may be properly severed. We have not yet had an opportunity to conduct any discovery nor have we been able to determine the number of plaintiffs, if any, that were employed by our subsidiaries or otherwise have any connection with our drilling operations. We intend to defend ourselves vigorously and, based on the limited information available to us at this time, we do not expect the liability, if any, resulting from these matters to have a material adverse effect on our current consolidated financial position, results of operations and cash flows.

In 1990 and 1991, two of our subsidiaries were served with various assessments collectively valued at approximately $6.8 million from the municipality of Rio de Janeiro, Brazil to collect a municipal tax on services. We believe that neither subsidiary is liable for the taxes and have contested the assessments in the Brazilian administrative and court systems. We have received several adverse rulings by various courts with respect to a June 1991 assessment, which is valued at approximately $5.9 million. We are continuing to challenge the assessment, however, and have an action to stay execution of a related tax foreclosure proceeding. We have received a favorable ruling in connection with a disputed August 1990 assessment but the government has appealed that ruling. We also are awaiting a ruling from the Taxpayer's Council in connection with an October 1990 assessment. If our defenses are ultimately unsuccessful, we believe that the Brazilian government-controlled oil company, Petrobras, has a contractual obligation to reimburse us for municipal tax payments required to be paid by them. We do not expect the liability, if any, resulting from these assessments to have a material adverse effect on our current consolidated financial position, results of operations and cash flows.

The Indian Customs Department, Mumbai, filed a "show cause notice" against one of our subsidiaries and various third parties in July 1999. The show cause notice alleged that the initial entry into India in 1988 and other subsequent movements of the *Trident II* jackup rig operated by the subsidiary constituted imports and exports for which proper customs procedures were not followed and sought payment of customs duties of approximately $31 million based on an alleged 1998 rig value of $49 million, plus interest and penalties, and confiscation of the rig. In January 2000, the Customs Department issued its order, which found that we had imported the rig improperly and intentionally concealed the import from the authorities, and directed us to pay a redemption fee of approximately $3 million for the rig in lieu of confiscation and to pay penalties of approximately $1 million in addition to the amount of customs duties owed. In February 2000, we filed an appeal with the Customs, Excise and Gold (Control) Appellate Tribunal ("CEGAT") together with an application to have the confiscation of the rig stayed pending the outcome of the appeal. In March 2000, the CEGAT ruled on the stay application, directing that the confiscation be stayed pending the appeal. The CEGAT issued its order on our appeal on February 2, 2001, and while it found that the rig was imported in 1988 without proper documentation or payment of duties, the redemption fee and penalties were reduced to less than $0.1 million in view of the ambiguity surrounding the import practice at the time and the lack of intentional concealment by us. The CEGAT further sustained our position regarding the value of the rig at the time of import as $13 million and ruled that subsequent movements of the rig were not liable to import documentation or duties in view of the prevailing practice of the Customs Department, thus limiting our exposure as to custom duties to approximately $6 million. Although CEGAT did not grant us the benefit of a customs duty exemption due to the absence of the required documentation, CEGAT left it open for our subsidiary to seek such documentation from the Ministry of Petroleum. Following the CEGAT order, we tendered payment of redemption, penalty and duty in the amount specified by the order by offset against a $0.6 million deposit and $10.7 million guarantee previously made by us. The Customs Department attempted to draw the entire guarantee, alleging the actual duty payable is approximately $22 million based on an interpretation of the CEGAT order that we believe is incorrect. This action was stopped by an interim ruling of the High Court, Mumbai on writ petition filed by us. We and the Customs Department both filed appeals with the Supreme Court of India against the order of the CEGAT, and both appeals were admitted. The Supreme Court has recently dismissed the Customs Department appeal and affirmed the CEGAT order but the Customs Department has not agreed with our interpretation of that order. We and our customer agreed to pursue and obtained the issuance of the required documentation from the Ministry of Petroleum that, if accepted by the Customs Department, would reduce the duty to nil. The Customs Department did not accept the documentation or agree to refund the duties already paid. We are pursuing our remedies against the Customs Department and our customer. We do not expect the liability, if any, resulting from this matter to have a material adverse effect on our current consolidated financial position, results of operations and cash flows.

In October 2001, TODCO was notified by the U.S. Environmental Protection Agency ("EPA") that the EPA had identified a subsidiary as a potentially responsible party in connection with the Palmer Barge Line superfund site located in Port Arthur, Texas. Based upon the information provided by the EPA and a review of TODCO's internal records to date, TODCO disputes its designation as a potentially responsible party. Pursuant to the master separation agreement with TODCO, we are responsible and will indemnify TODCO for any losses TODCO incurs in connection with this action. We do not expect the liability, if any, resulting from this matter to have a material adverse effect on our current consolidated financial position, results of operations and cash flows.

In August 2003, a judgment of approximately $9.5 million was entered by the Labor Division of the Provincial Court of Luanda, Angola, against us and one of our labor contractors, Hull Blyth, in favor of certain former workers on several of our drilling rigs. The workers were employed by Hull Blyth to work on several drilling rigs while the rigs were located in Angola. When the drilling contracts concluded and the rigs left Angola, the workers' employment ended. The workers brought suit claiming that they were not properly compensated when their employment ended. In addition to the monetary judgment, the Labor Division ordered the workers to be hired by us. We believe that this judgment is without sufficient legal foundation and have appealed the matter to the Angola Supreme Court. We further believe that Hull Blyth has an obligation to protect us from any judgment. We do not expect the liability, if any, resulting from this matter to have a material adverse effect on our current consolidated financial position, results of operations and cash flows.

One of our subsidiaries is involved in an action with respect to customs penalties relating to the *Sedco 710* semisubmersible drilling rig. Prior to our merger with Sedco Forex, this drilling rig, which was working for Petrobras in Brazil at the time, had been admitted into the country on a temporary basis under authority granted to a Schlumberger entity. Prior to the Sedco Forex merger, the drilling contract was moved to an entity that would become one of our subsidiaries. In early 2000, the drilling contract was extended for another year. On January 10, 2000, the temporary import permit granted to the Schlumberger entity expired, and renewal filings were not made until later that January. In April 2000, the Brazilian customs authorities cancelled the import permit. The Schlumberger entity filed an action in the Brazilian federal court of Campos for the purpose of extending the temporary admission. Other proceedings were also initiated in order to secure the transfer of the temporary admission to our subsidiary. Ultimately, the court permitted the transfer to our entity but has not ruled that the temporary admission could be extended without the payment of a financial penalty. During the first quarter of 2004, the customs office renewed its efforts to collect a penalty and issued a second assessment for this penalty but has now done so against our subsidiary. The assessment is for approximately $61 million. We believe that the amount of the assessment, even if it were appropriate, should only be approximately $6 million and should in any event be assessed against the Schlumberger entity. We and Schlumberger are contesting our respective assessments. We have put Schlumberger on notice that we consider any assessment to be the responsibility of Schlumberger. We do not expect the liability, if any, resulting from this matter to have a material adverse effect on our current consolidated financial position, results of operations and cash flows.

We are involved in a number of other lawsuits, all of which have arisen in the ordinary course of our business. We do not expect the liability, if any, resulting from these matters to have a material adverse effect on our current consolidated financial position, results of operations and cash flows.

Self Insurance—We are self-insured for the deductible portion of our insurance coverage. In the opinion of management, adequate accruals have been made based on known and estimated exposures up to the deductible portion of our insurance coverages. Management believes that claims and liabilities in excess of the amounts accrued are adequately insured.

Letters of Credit and Surety Bonds—We had letters of credit outstanding totaling $182.2 million and $186.2 million at December 31, 2004 and 2003. These letters of credit guarantee various contract bidding and performance activities under various uncommitted lines provided by several banks.

As is customary in the contract drilling business, we also have various surety bonds in place that secure customs obligations relating to the importation of our rigs and certain performance and other obligations. Surety bonds outstanding totaled $7.6 million and $169.5 million at December 31, 2004 and 2003, respectively. The decrease in outstanding surety bonds is primarily attributable to the expiration of such bonds totaling $151.1 million related to our Brazil operations. Until April 2005, we also guarantee $11.9 million of TODCO's surety bonds, which TODCO has collateralized.

Note 18—Stock-Based Compensation Plans

Long-Term Incentive Plan—We have a long-term incentive plan for key employees and outside directors (the "Incentive Plan"). Prior to 2003, we accounted for our Incentive Plan under APB 25 and related interpretations. Effective January 1, 2003, we have adopted the fair value recognition provisions of SFAS 123 using the prospective method. Under the prospective method and in accordance with the provisions of SFAS 148 (see Note 2), the recognition provisions are applied to all employee awards granted, modified, or settled after January 1, 2003.

Under the Incentive Plan, awards can be granted in the form of stock options, nonvested restricted shares, deferred units, stock appreciation rights ("SARs") and cash performance awards. Such awards include traditional time-vesting awards ("time-based vesting awards") and awards that are earned based on the achievement of certain performance criteria ("performance-based awards"). Our executive compensation committee of our board of directors determines the terms and conditions of the awards under the Incentive Plan. Options issued to date under the Incentive Plan have a 10-year term. Time-based vesting awards vest in three equal annual installments from the date of grant. Performance-based awards issued to date under the Incentive Plan have a two year performance cycle with the number of options, shares earned or deferred units being determined following the completion of the performance cycle (the "determination date") at which time one-third of the options, shares or deferred units granted vest. Additional vesting occurs December 31 of the two subsequent years following the determination date.

As of December 31, 2004, we were authorized under the Incentive Plan to grant up to (i) 22.9 million ordinary shares to employees; (ii) 0.6 million shares to outside directors; and (iii) 6.0 million restricted shares to employees. On December 31, 1999, all unvested stock options and SARs and all nonvested restricted shares granted after April 1996 became fully vested as a result of the Sedco Forex merger. At December 31, 2004, there were approximately 9.5 million and 0.2 million total shares available to employees and outside directors, respectively, for future grants under the Incentive Plan, assuming the 1.5 million performance-based unvested restricted share awards that could be issued at December 31, 2004 are ultimately issued at the maximum amount.

Prior to the Sedco Forex merger, key employees of Sedco Forex were granted stock options at various dates under the Schlumberger stock option plans. For all of the stock options granted under such plans, the exercise price of each option equaled the market price of Schlumberger stock on the date of grant, each option's maximum term was 10 years and the options generally vested in 20 percent increments over five years. Fully vested Schlumberger options held by Sedco Forex employees at the date of the spin-off will lapse in accordance with their provisions. Non-vested Schlumberger options were terminated and fully vested stock options to purchase our ordinary shares were granted under a new plan.

Prior to the R&B Falcon merger, certain employees and outside directors of R&B Falcon and its subsidiaries were granted stock options under various plans. As a result of the R&B Falcon merger, we assumed all outstanding R&B Falcon stock options and converted them into options to purchase our ordinary shares.

As a result of the TODCO IPO (see Note 4), all unvested stock options to purchase our ordinary shares held by TODCO employees were fully vested.

Time-Based Vesting Awards

The following table summarizes time-based vesting stock option activity:

	Number of Shares Under Option	Weighted-Average Exercise Price
Outstanding at December 31, 2001	13,460,679	$27.99
Granted	2,160,963	28.63
Exercised	(102,480)	18.12
Forfeited	(141,576)	37.99
Outstanding at December 31, 2002	15,377,586	28.03
Granted	314,860	20.95
Exercised	(149,361)	10.97
Forfeited	(267,684)	35.47
Outstanding at December 31, 2003	15,275,401	27.92
Granted	–	–
Exercised	(1,153,857)	18.59
Forfeited	(149,845)	35.74
Outstanding at December 31, 2004	13,971,699	$28.60
Exercisable at December 31, 2002	11,332,039	$26.14
Exercisable at December 31, 2003	13,091,737	$27.53
Exercisable at December 31, 2004	13,195,638	$28.77

The following table summarizes information about time-based vesting stock options outstanding at December 31, 2004:

		Options Outstanding		Options Exercisable	
Range of Exercise Prices	Weighted-Average Remaining Contractual Life	Number Outstanding	Weighted-Average Exercise Price	Number Outstanding	Weighted-Average Exercise Price
$ 8.68– $19.86	4.06 years	3,189,396	$15.36	3,133,060	$15.29
$20.12– $33.69	4.97 years	5,849,952	$25.94	5,144,237	$25.93
$34.63– $81.78	5.42 years	4,932,351	$40.32	4,918,341	$40.33

The following table summarizes time-based vesting nonvested restricted ordinary shares activity under the Incentive Plan:

	Number of Nonvested Restricted Ordinary Shares	Weighted-Average Price
Outstanding at December 31, 2001	61,667	$25.48
Granted	13,000	28.80
Distributed	(38,326)	17.96
Forfeited	(1,000)	38.07
Outstanding at December 31, 2002	35,341	34.50
Granted	21,000	20.65
Distributed	(14,981)	35.27
Forfeited	–	–
Outstanding at December 31, 2003	41,360	27.19
Granted	8,281	28.12
Distributed	(21,519)	30.52
Forfeited	(1,547)	32.60
Outstanding at December 31, 2004	26,575	$24.58

The following table summarizes SARs activity under the Incentive Plan:

	Number of Shares Under Option	Weighted-Average Exercise Price
Outstanding at December 31, 2001	118,785	$33.77
Granted	32,475	28.80
Exercised	–	–
Forfeited	(5,896)	34.97
Outstanding at December 31, 2002	145,364	32.61
Granted	–	–
Exercised	–	–
Forfeited	(9,946)	34.01
Outstanding at December 31, 2003	135,418	32.51
Granted	–	–
Exercised	(666)	28.80
Forfeited	(2,427)	35.52
Outstanding at December 31, 2004	132,325	$32.47

In May 2004, we granted 20,538 deferred units to outside directors at a weighted-average price of $27.17. A deferred unit is a unit that is equal to one ordinary share. At December 31, 2004, there were 18,256 deferred units outstanding.

Performance-Based Awards

There was no performance-based award activity prior to 2003. The following table summarizes performance-based stock option activity during 2004 and 2003:

	Number of Shares Under Option	Weighted-Average Exercise Price
Granted	725,350	$21.20
Forfeited	(39,019)	21.20
Outstanding at December 31, 2003	686,331	21.20
Granted	544,273	28.12
Forfeited	(13,290)	21.20
Outstanding at December 31, 2004	1,217,314	$24.29

At December 31, 2004 and 2003, none of the performance-based stock options were exercisable.

The following table summarizes information about performance-based stock options outstanding at December 31, 2004:

Range of Exercise Prices	Weighted-Average Remaining Contractual Life	Options Outstanding		Options Exercisable	
		Number Outstanding	Weighted-Average Exercise Price	Number Outstanding	Weighted-Average Exercise Price
$21.20 - $28.12	8.97 years	1,217,314	$24.29	–	$–

During 2004 and 2003, we granted performance-based nonvested restricted ordinary share awards that are earnable based on the achievement of certain performance targets. The number of shares to be issued will be quantified upon completion of the performance period at the determination date. At December 31, 2004 and 2003, the maximum number of nonvested restricted ordinary shares that could be issued at the determination date was 1.5 million and 0.8 million, respectively. The following table summarizes performance-based nonvested restricted ordinary share awards activity:

	Number of Nonvested Restricted Ordinary Shares	Weighted-Average Price
Granted	890,073	$21.20
Distributed	–	–
Forfeited	(55,655)	21.20
Outstanding at December 31, 2003	834,418	21.20
Granted	700,351	28.12
Distributed	–	–
Forfeited	(45,066)	22.74
Outstanding at December 31, 2004	1,489,703	$24.41

Employee Stock Purchase Plan—We provide the ESPP for certain full-time employees. Under the terms of the ESPP, employees can choose each year to have between two and 20 percent of their annual base earnings withheld to purchase up to $25,000 of our ordinary shares. The purchase price of the stock is 85 percent of the lower of its beginning-of-year or end-of-year market price. At December 31, 2004, 390,437 ordinary shares were available for issuance pursuant to the ESPP after taking into account the shares to be issued for the 2004 plan year.

Note 19—Retirement Plans, Other Postemployment Benefits and Other Benefit Plans

Defined Benefit Pension Plans—We maintain a qualified defined benefit pension plan (the "Retirement Plan") covering substantially all U.S. employees, and an unfunded plan (the "Supplemental Benefit Plan") to provide certain eligible employees with benefits in excess of those allowed under the Retirement Plan. In conjunction with the R&B Falcon merger, we acquired three defined benefit pension plans, two funded and one unfunded (the "Frozen Plans"), that were frozen prior to the merger for which benefits no longer accrue but the pension obligations have not been fully paid out. We refer to the Retirement Plan, the Supplemental Benefit Plan and the Frozen Plans collectively as the U.S. Plans.

In addition, we provide several defined benefit plans, primarily group pension schemes with life insurance companies covering our Norway operations and two unfunded plans covering certain of our employees and former employees (the "Norway Plans"). Our contributions to the Norway Plans are determined primarily by the respective life insurance companies based on the terms of the plan. For the insurance-based plans, annual premium payments are considered to represent a reasonable approximation of the service costs of benefits earned during the period. We also have an unfunded defined benefit plan (the "Nigeria Plan") that provides retirement and severance benefits for certain of our Nigerian employees. The defined benefit pension benefits we provide are comprised of the U.S. Plans, the Norway Plans and the Nigeria Plan (collectively, the "Transocean Plans"). For all plans, we use a January 1 measurement date for net periodic benefit cost and a December 31 measurement date for benefit obligations.

The change in projected benefit obligation, change in plan assets and funded status is shown in the table below (in millions):

	December 31,	
	2004	2003
Change in projected benefit obligation		
Projected benefit obligation at beginning of year	$ 295.5	$ 295.6
Service cost	16.7	16.6
Interest cost	16.7	18.2
Actuarial losses (gains)	13.9	(8.8)
Foreign currency exchange rate changes	5.7	1.2
Settlements / curtailments	–	(7.5)
Plan amendments	(4.5)	(6.4)
Benefits paid	(17.8)	(13.4)
Projected benefit obligation at end of year	326.2	295.5
Change in plan assets		
Fair value of plan assets at beginning of year	214.4	188.5
Actual return on plan assets	22.6	32.8
Employer contributions	13.7	23.3
Foreign currency exchange rate changes	3.7	1.0
Settlements / curtailments	–	(17.8)
Benefits paid	(17.8)	(13.4)
Fair value of plan assets at end of year	236.6	214.4
Funded status	(89.6)	(81.1)
Unrecognized transition obligation	2.5	2.0
Unrecognized net actuarial loss	80.5	71.7
Unrecognized prior service cost	(2.0)	2.3
Accrued pension liability	$ (8.6)	$ (5.1)
Amounts recognized in the consolidated balance sheets consist of:		
Prepaid benefit cost	$ 3.2	$ 3.4
Accrued benefit liability	(54.0)	(44.3)
Intangible asset	0.2	0.1
Accumulated other comprehensive income	42.0	35.7
Net amount recognized	$ (8.6)	$ (5.1)

The accumulated benefit obligation for all defined benefit pension plans was $269.9 million and $241.5 million at December 31, 2004 and 2003, respectively.

The aggregate projected benefit obligation and fair value of plan assets for plans with a projected benefit obligation in excess of plan assets are as follows (in millions):

	December 31,	
	2004	2003
Projected benefit obligation	$ 316.2	$ 286.1
Fair value of plan assets	225.1	204.7

The aggregate accumulated benefit obligation and fair value of plan assets for plans with an accumulated benefit obligation in excess of plan assets are as follows (in millions):

	December 31, 2004	December 31, 2003
Accumulated benefit obligation	$ 252.5	$ 228.5
Fair value of plan assets	213.7	195.2

Net periodic benefit cost included the following components (in millions):

	Years ended December 31, 2004	2003	2002
Components of Net Periodic Benefit Cost (a)			
Service cost	$ 16.7	$ 16.6	$ 16.8
Interest cost	16.7	18.2	19.0
Expected return on plan assets	(19.6)	(19.7)	(20.7)
Amortization of transition obligation	0.3	0.3	0.3
Amortization of prior service cost	0.6	1.3	1.4
Recognized net actuarial (gains) losses	2.3	0.4	(0.5)
Special termination benefits (b)	–	–	1.1
SFAS 88 settlements/curtailments	–	4.7	(0.3)
Benefit cost	$ 17.0	$ 21.8	$ 17.1
Increase (decrease) in minimum pension liability included in other comprehensive income (in millions)	$6.3	$(10.0)	$ 45.7

(a) Amounts are before income tax effect.
(b) Special termination benefits paid to a former executive officer of ours from our unfunded supplemental pension plan upon the officer's retirement in June 2002.

Weighted-average assumptions used to determine benefit obligations:

	December 31, 2004	December 31, 2003
Discount rate	5.60%	6.25%
Rate of compensation increase	5.00%	5.24%

Weighted-average assumptions used to determine net periodic benefit cost:

	December 31, 2004	2003	2002
Discount rate	6.01%	6.65%	7.31%
Expected long-term rate of return in plan assets	8.73%	8.73%	8.73%
Rate of compensation increase	5.00%	5.24%	5.53%

The defined benefit pension obligations and the related benefit costs are accounted for in accordance with SFAS 87, *Employers' Accounting for Pensions*. Pension obligations are actuarially determined and are affected by assumptions including expected return on plan assets, discount rates, compensation increases, and employee turnover rates. We evaluate our assumptions periodically and make adjustments to these assumptions and the recorded liabilities as necessary.

Two of the most critical assumptions used in calculating our pension expense and liabilities are the expected long-term rate of return on plan assets and the assumed discount rate. We evaluate assumptions regarding the estimated long-term rate of return on plan assets based on historical experience and future expectations on investment returns, which are calculated by a third party investment advisor utilizing the asset allocation classes held by the plan's portfolios. We utilize the Moody's Aa long-term corporate bond yield as a basis for determining the discount rate for our U.S. plans. Changes in these and other assumptions used in the actuarial computations could impact our projected benefit obligations, pension liabilities, pension expense and other comprehensive income. We base our determination of pension expense on a market-related valuation of assets that reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets.

Our pension plan weighted-average asset allocations for funded Transocean Plans by asset category are as follows:

	December 31,	
	2004	2003
Equity securities	55.2%	59.7%
Debt securities	31.1%	30.1%
Other	13.7%	10.2%
Total	100.0%	100.0%

We have determined the asset allocation of the plans that is best able to produce maximum long-term gains without taking on undue risk. After modeling many different asset allocation scenarios, we have determined that an asset allocation mix of approximately 60 percent equity securities, 30 percent debt securities and 10 percent other investments is most appropriate. Other investments are generally a diversified mix of funds that specialize in various equity and debt strategies that are expected to provide positive returns each year relative to U.S. Treasury Bills. These strategies may include, among others, arbitrage, short-selling, and merger and acquisition investment opportunities. We review asset allocations and results quarterly to ensure that managers are meeting specified objectives and policies as written and agreed to by us and each manager. These objectives and policies are reviewed each year.

The plan's investment managers have discretion in the securities in which they may invest within their asset category. Given this discretion, the managers may, from time-to-time, invest in our stock or debt. This could include taking either long or short positions in such securities. As these managers are required to maintain well diversified portfolios, the actual investment in our ordinary shares or debt would be immaterial relative to asset categories and the overall plan.

We contributed $13.7 million to our defined benefit pension plans in 2004. Such contributions were funded from our cash flows from operations. Contributions of $5.4 million and $5.4 million were made to the funded and unfunded U.S. Plans, respectively, during 2004.

We expect to contribute $3.0 million to the Transocean Plans in 2005, comprised of an estimated $0.6 million to fund expected benefit payments for the unfunded U.S. Plans and Nigeria Plan, and an estimated $2.4 million for the funded Norway Plans.

The following pension benefits payments, which reflect expected future service, as appropriate, are expected to be paid by the Transocean Plans (in millions):

	Years ending December 31,
2005	$ 13.5
2006	13.9
2007	14.4
2008	15.1
2009	15.7
Thereafter	118.5

Nigeria Plan—During 2003, we terminated all Nigerian employees, which resulted in the payment of all accrued benefits under the Nigeria Plan. Approximately 80 of these employees were made redundant during 2003, while the remaining employees not considered redundant were rehired under a new plan. In accordance with the provisions of SFAS 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and Termination Benefits*, this resulted in a partial plan curtailment and a plan settlement. We paid approximately $17.0 million in severance benefits under the Nigeria Plan during 2003 as a result of these events. In accordance with SFAS 88, we accounted for these events as a plan restructuring and recorded a net settlement expense of $10.4 million, as well as a $4.6 million liability. This liability will reduce future pension expense related to the Nigeria Plan as it will be recognized over the expected service term of the related employees. Pension expense for the Nigeria Plan was $0.2 million in 2004 and represented a 98.7 percent decrease as compared to the 2003 plan expenses (excluding the settlement related expenses discussed above).

Postretirement Benefits Other Than Pensions ("OPEB")—We have several unfunded contributory and noncontributory OPEB plans covering substantially all of our U.S. employees. Funding of benefit payments for plan participants will be made as costs are incurred. The postretirement health care plans include a limit on our share of costs for recent and future retirees. For all plans, we use a January 1 measurement date for net periodic benefit cost and a December 31 measurement date for benefit obligations.

We amended our postretirement medical plans effective January 1, 2004. The amendments placed limits on our medical benefits payments to retirees. In addition, the amendments harmonized the benefits provided under each of our postretirement medical plans. These changes to the plans resulted in a reduction of $23.0 million in plan benefit obligations.

One of our OPEB plans is a retiree life insurance plan. Effective January 1, 2003, the plan was amended such that participants who retire after December 31, 2002 no longer receive postretirement benefits provided under this plan. As such, we recorded a curtailment gain of $0.6 million related to this amendment in 2003.

The change in benefit obligation, change in plan assets and funded status are shown in the table below (in millions):

	December 31,	
	2004	2003
Change in benefit obligation		
Benefit obligation at beginning of year	$ 62.0	$ 41.2
Service cost	1.0	1.9
Interest cost	2.1	3.4
Actuarial losses	(2.9)	20.1
Participants' contributions	0.4	0.3
Plan amendments	(23.0)	–
Settlements / curtailments	–	(2.9)
Benefits paid	(2.1)	(2.0)
Benefit obligation at end of year	37.5	62.0
Change in plan assets		
Fair value of plan assets at beginning of year	–	0.2
Actual return on plan assets	–	(0.2)
Company contributions	1.7	1.7
Participants' contributions	0.4	0.3
Benefits paid	(2.1)	(2.0)
Fair value of plan assets at end of year	–	–
Funded status	(37.5)	(62.0)
Unrecognized net actuarial gain	23.7	26.0
Unrecognized prior service cost	(21.6)	1.2
Postretirement benefit liability	$ (35.4)	$(34.8)

Amounts recognized in the consolidated balance sheets for the years ended December 31, 2004 and 2003 consisted of accrued benefit costs totaling $35.4 million and $34.8 million, respectively. There were no prepaid benefit costs recognized for the years ended December 31, 2004 and 2003.

Net periodic benefit cost included the following components (in millions):

	Years ended December 31,		
	2004	2003	2002
Components of Net Periodic Benefit Cost			
Service cost	$ 1.0	$ 2.0	$1.0
Interest cost	2.1	3.4	2.5
Amortization of prior service cost	(2.3)	0.3	0.5
SFAS 88 settlements/curtailments	–	(0.6)	–
Recognized net actuarial losses	1.5	1.3	0.3
Benefit Cost	$ 2.3	$ 6.4	$4.3

Weighted-average discount rates used to determine benefit obligations were 5.50% and 6.00% for the years ended December 31, 2004 and 2003, respectively.

Weighted-average assumptions used to determine net periodic benefit cost were as follows:

	December 31,		
	2004	2003	2002
Discount rate	6.00%	6.50%	6.50%
Expected long-term rate of return in plan assets	–	–	–
Rate of compensation increase	–	–	5.50%

Assumed health care cost trend rates were as follows:

	December 31,	
	2004	2003
Health care cost trend rate assumed for next year	11%	11%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5%	5%
Year that the rate reaches the ultimate trend rate	2009	2009

The assumed health care cost trend rate has a significant impact on the amounts reported for postretirement benefits other than pensions. A one-percentage point change in the assumed health care trend rate would have the following effects (in millions):

	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total service and interest cost components in 2004	$ 0.3	$(0.4)
Effect on postretirement benefit obligations as of December 31, 2004	$ 3.4	$(4.1)

Our OPEB obligations and the related benefit costs are accounted for in accordance with SFAS 106, *Employers' Accounting for Postretirement Benefits Other than Pensions.* Postretirement costs and obligations are actuarially determined and are affected by assumptions including expected discount rates, compensation increases, employee turnover rates and health care cost trend rates. We evaluate our assumptions periodically and make adjustments to these assumptions and the recorded liabilities as necessary.

Two of the most critical assumptions for postretirement benefit plans are the assumed discount rate and the expected health care cost trend rates. We utilize the Moody's Aa long-term corporate bond yield as a basis for determining the discount rate. The accumulated postretirement benefit obligation and service cost were developed using a health care trend rate of 11 percent for 2004 reducing 1.0 percent per year to an ultimate trend rate of 5.0 percent per year for 2009 and later. The initial trend rate was selected with reference to recent Transocean experience and broader national statistics. The ultimate trend rate is a long-term assumption and was selected to reflect the anticipation that the portion of gross domestic product devoted to health care becomes constant. Changes in these and other assumptions used in the actuarial computations could impact our projected benefit obligations, pension liabilities and pension expense.

The following postretirement benefits payments, which reflect expected future service, as appropriate, are expected to be paid (in millions):

	Years ending December 31,
2005	$ 1.4
2006	1.5
2007	1.6
2008	1.7
2009	1.8
Thereafter	10.7

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Medicare Act") was signed into law. The Medicare Act introduced two new features to Medicare that employers must consider in determining the effect of the Medicare Act on their accumulated postretirement benefit obligation (''APBO'') and net periodic post retirement benefit cost: (i) a subsidy based on 28 percent of an individual beneficiary's annual prescription drug costs between $250 and $5,000, and (ii) the opportunity for a retiree to obtain a prescription drug benefit under Medicare that is at least actuarially equivalent to Medicare Part D.

In May 2004, the FASB staff issued FSP 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.* We adopted FSP 106-2, effective July 1, 2004, accounting for these new features in the Medicare Act prospectively as an actuarial gain to be amortized into income over the average remaining service period of the plan participants. The adoption of these requirements did not have a material impact on our consolidated financial position, results of operations or cash flows for the year ended December 31, 2004.

Defined Contribution Plans—We provide a defined contribution pension and savings plan covering senior non-U.S. field employees working outside the United States. Contributions and costs are determined as 4.5 percent to 6.5 percent of each covered employee's salary, based on years of service. In addition, we sponsor a U.S. defined contribution savings plan that covers certain employees and limits our contributions to no more than 4.5 percent of each covered employee's salary, based on the employee's contribution. We also sponsor various other defined contribution plans worldwide. We recorded approximately $20.3 million, $21.8 million and $21.3 million of expense related to our defined contribution plans for the years ended December 31, 2004, 2003 and 2002, respectively.

Deferred Compensation Plan—We provide a Deferred Compensation Plan (the "Plan"). The Plan's primary purpose is to provide tax-advantageous asset accumulation for a select group of management, highly compensated employees and non-employee members of the board of directors.

Eligible employees who enroll in the Plan may elect to defer up to a maximum of 90 percent of base salary, 100 percent of any future performance awards, 100 percent of any special payments and 100 percent of directors' meeting fees and annual retainers; however, the administrative committee (seven individuals appointed by the finance and benefits committee of the board of directors) may, at its discretion, establish minimum amounts that must be deferred by anyone electing to participate in the Plan. In addition, the executive compensation committee of the board of directors may authorize employer contributions to participants and our chief executive officer, with executive compensation committee approval, is authorized to cause us to enter into "deferred compensation award agreements" with such participants. There were no employer contributions to the Plan during the years ended December 31, 2004, 2003 or 2002.

Note 20—Investments in and Advances to Unconsolidated Subsidiaries

We have a 50 percent interest in Overseas Drilling Limited ("ODL"), which owns the drillship *Joides Resolution.* The drillship is contracted to perform drilling and coring operations in deep waters worldwide for the purpose of scientific research. We manage and operate the vessel on behalf of ODL. See Note 22.

As a result of the R&B Falcon merger, we had ownership interests in two unconsolidated joint ventures, 50 percent in DD LLC and 60 percent in DDII LLC. Subsidiaries of ConocoPhillips owned the remaining interests in these joint ventures. We purchased ConocoPhillips' interests in DDII LLC and DD LLC in late May 2003 and late December 2003, respectively, at which time both DDII LLC and DD LLC became wholly owned subsidiaries. See Note 5.

As a result of the R&B Falcon merger, TODCO has a 25 percent ownership interest in Delta Towing Holdings, LLC ("Delta Towing"), a joint venture established for the purpose of owning and operating inland and shallow water marine support vessel equipment. Delta Towing was considered a variable interest entity as its equity was not sufficient to absorb its expected losses. As a result of our adoption of FIN 46 effective December 31, 2003, TODCO evaluated the expected losses it would absorb from Delta Towing. Because TODCO had the largest percentage of investment at risk through the notes issued by Delta Towing to TODCO, TODCO would absorb the majority of the joint venture's expected losses; therefore, TODCO was deemed to be the primary beneficiary of Delta Towing for accounting purposes. As such, TODCO consolidated Delta Towing effective December 31, 2003 and the consolidation resulted in an increase in net assets and a corresponding gain as a cumulative effect of a change in accounting principle of approximately $0.8 million. As a result of the TODCO Offerings, Delta Towing was deconsolidated in connection with the deconsolidation of TODCO at December 17, 2004. See Notes 4 and 22.

As a result of our deconsolidation of TODCO at December 17, 2004, we now account for our 22 percent interest in TODCO as an investment in an unconsolidated subsidiary and recognize our investment in TODCO under the equity method of accounting. At December 31, 2004, our investment in TODCO was $104.8 million. At December 31, 2004, the market value of our investment in TODCO was $245.2 million. See Notes 1, 4 and 22.

Note 21—Segments, Geographical Analysis and Major Customers

Through December 16, 2004, our operations were aggregated into two reportable segments: (i) Transocean Drilling and (ii) TODCO. The Transocean Drilling segment consists of floaters, jackups and other rigs used in support of offshore drilling activities and offshore support services. The TODCO segment consisted of our interest in TODCO, which conducts jackup, drilling barge, land rig, submersible and other operations located in the U.S. Gulf of Mexico and inland waters, Mexico, Trinidad and Venezuela. As a result of the deconsolidation of TODCO, we now operate in one industry segment, the Transocean Drilling segment. We provide services with different types of drilling equipment in several geographic regions. The location of our rigs and the allocation of resources to build or upgrade rigs is determined by the activities and needs of customers. Accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (see Note 2). We account for intersegment revenue and expenses, if any, as if the revenue or expenses were to third parties at current market prices.

Operating revenues and income (loss) before income taxes, minority interest and cumulative effect of changes in accounting principles by segment were as follows (in millions):

	Years ended December 31,		
	2004	2003	2002
Operating Revenues			
Transocean Drilling	$2,280.4	$2,206.7	$2,486.1
TODCO (a)	333.5	227.6	187.8
Total Operating Revenues	$2,613.9	$2,434.3	$2,673.9
Operating Income (Loss) Before General and Administrative Expense			
Transocean Drilling	$ 428.6	$ 422.5	$(1,739.0)
TODCO (a) (b)	(33.7)	(117.5)	(505.3)
	394.9	305.0	(2,244.3)
Unallocated general and administrative expense	(67.0)	(65.3)	(65.6)
Unallocated other expense, net	(87.6)	(218.1)	(178.9)
Income (Loss) Before Income Taxes, Minority Interest and Cumulative Effect of Changes in Accounting Principles (c)	$ 240.3	$ 21.6	$(2,488.8)

(a) The year ended December 31, 2004 includes results from the TODCO segment to December 17, 2004, the effective date of the TODCO deconsolidation.
(b) The years ended December 31, 2004, 2003 and 2002 include $32.3 million, $14.9 million and $19.2 million, respectively, of operating and maintenance expense that TODCO classifies as general and administrative expense.
(c) The year ended December 31, 2004 includes gains from the TODCO Offerings of $308.8 million and a non-cash charge of $167.1 million related to contingent amounts due from TODCO under a tax sharing agreement between us and TODCO. See Note 4.

Depreciation expense by segment was as follows (in millions):

	Years ended December 31,		
	2004	2003	2002
Transocean Drilling	$432.6	$416.0	$408.4
TODCO	92.0	92.2	91.9
Total Depreciation Expense	$524.6	$508.2	$500.3

Total assets by segment were as follows (in millions):

	December 31,	
	2004	2003
Transocean Drilling	$10,758.3	$10,874.0
TODCO	–	788.6
Total Assets	$10,758.3	$11,662.6

Total capital expenditures by segment were as follows (in millions):

	Years ended December 31,		
	2004	2003	2002
Transocean Drilling	$118.2	$481.8	$135.2
TODCO	8.8	12.0	5.8
Total Capital Expenditures	$127.0	$493.8	$141.0

Operating revenues and long-lived assets by country were as follows (in millions):

	Years ended December 31,		
	2004	2003	2002
Operating Revenues			
United States	$ 856.0	$ 752.8	$ 752.5
Brazil	278.0	316.7	283.0
India	270.8	119.6	101.4
United Kingdom	208.8	211.6	345.7
Other Countries (a)	1,000.3	1,033.6	1,191.3
Total Operating Revenues	$2,613.9	$2,434.3	$2,673.9

	As of December 31,	
	2004	2003
Long-Lived Assets		
United States	$2,396.5	$ 3,209.0
Brazil	865.3	1,276.6
Nigeria	811.1	438.5
Other Countries (a)	2,932.3	3,085.5
Total Long-Lived Assets	$7,005.2	$8,009.6

(a) Other Countries represents countries in which we operate that individually had operating revenues or long-lived assets representing less than 10 percent of total operating revenues earned or total long-lived assets.

A substantial portion of our assets are mobile. Asset locations at the end of the period are not necessarily indicative of the geographic distribution of the revenues generated by such assets during the periods.

Our international operations are subject to certain political and other uncertainties, including risks of war and civil disturbances (or other events that disrupt markets), expropriation of equipment, repatriation of income or capital, taxation policies, and the general hazards associated with certain areas in which operations are conducted.

For the year ended December 31, 2004, BP, Petrobras and ChevronTexaco accounted for approximately 10.3 percent, 10.2 percent and 9.9 percent, respectively, of our operating revenues, of which the majority was reported in the Transocean Drilling segment. For the year ended December 31, 2003, Petrobras, BP and Shell accounted for approximately 11.8 percent, 11.1 percent and 10.7 percent, respectively, of our operating revenues, of which the majority was reported in the Transocean Drilling segment. For the year ended December 31, 2002, BP and Shell accounted for approximately 14.1 percent and 11.6 percent, respectively, of our operating revenues, of which the majority was reported in the Transocean Drilling segment. The loss of these or other significant customers could have a material adverse effect on our results of operations.

Note 22—Related Party Transactions

DD LLC and DDII LLC—Prior to our purchase of ConocoPhillips' interest in DD LLC and DDII LLC (see Note 5), we were party to drilling services agreements with DD LLC and DDII LLC for the operations of the *Deepwater Pathfinder* and *Deepwater Frontier*, respectively. For the year ended December 31, 2003, we earned $1.6 million and $1.3 million for such services to DD LLC and DDII LLC, respectively. For the year ended December 31, 2002 we earned $1.6 million for such services to each of DD LLC and DDII LLC. Such revenue amounts were included in operating revenues in the consolidated statement of operations.

Delta Towing—Immediately prior to the closing of the R&B Falcon merger, TODCO formed a joint venture to own and operate its U.S. inland marine support vessel business (the "Marine Business"). In connection with the formation of the joint venture, the Marine Business was transferred by a subsidiary of TODCO to Delta Towing in exchange for a 25 percent equity interest, and certain secured notes payable from Delta Towing. The secured notes consisted of (i) an $80.0 million principal amount note bearing interest at eight percent per annum due January 30, 2024 (the "Tier 1 Note"), (ii) a contingent $20.0 million principal amount note bearing interest at eight percent per annum with an expiration date of January 30, 2011 (the "Tier 2 Note") and (iii) a contingent $44.0 million principal amount note bearing interest at eight percent per annum with an expiration date of January 30, 2011 (the "Tier 3 Note"). The 75 percent equity interest holder in the joint venture also loaned Delta Towing $3.0 million in the form of a Tier 1 Note. Until January 2011, Delta Towing must use 100 percent of its excess cash flow towards the payment of principal and interest on the Tier 1 Notes. After January 2011, 50 percent of its excess cash flows are to be applied towards the payment of principal and unpaid interest on the Tier 1 Notes. Interest is due and payable quarterly without regard to excess cash flow.

Delta Towing was obligated to repay at least (i) $8.3 million of the aggregate principal amount of the Tier 1 Note no later than January 2004, (ii) $24.9 million of the aggregate principal amount no later than January 2006 and (iii) $62.3 million of the aggregate principal amount no later than January 2008. After the Tier 1 Note has been repaid, Delta Towing must apply 75 percent of its excess cash flow towards payment of the Tier 2 Note. Upon the repayment of the Tier 2 Note, Delta Towing must apply 50 percent of its excess cash to repay principal and interest on the Tier 3 Note. Any amounts not yet due under the Tier 2 and Tier 3 Notes at the time of their expiration will be waived. The Tier 1, 2 and 3 Notes are secured by mortgages and liens on the vessels and other assets of Delta Towing.

TODCO valued its Tier 1, 2 and 3 Notes at $80 million immediately prior to the closing of the R&B Falcon merger, the effect of which was to fully reserve the Tier 2 and 3 Notes. For the years ended December 31, 2003, and 2002, we earned interest income on the outstanding balance at each period of $3.1 million and $6.3 million, respectively, on the Tier 1 Note. In December 2001, the note agreement was amended to provide for a $4.0 million, three-year revolving credit facility (the "Delta Towing Revolver") from the Company. Amounts drawn under the Delta Towing Revolver accrued interest at eight percent per annum, with interest payable quarterly. For each of the years ended December 31, 2003 and 2002, TODCO recognized $0.3 million of interest income on the Delta Towing Revolver.

Delta Towing defaulted on the notes in January 2003 by failing to make its scheduled quarterly interest payment and remained in default as a result of its continued failure to make its quarterly interest payments. As a result of TODCO's continued evaluation of the collectibility of the notes, TODCO recorded an impairment of the notes receivable of $21.3 million ($13.8 million, or $0.04 per diluted share, net of tax) in June 2003 based on Delta Towing's discounted cash flows over the terms of the notes, which deteriorated in the second quarter of 2003 as a result of the continued decline in Delta Towing's business outlook. As permitted in the note agreement in the event of default, TODCO began offsetting a portion of the amount owed to Delta Towing against the interest due under the notes. Additionally, in 2003, TODCO established a reserve of $1.6 million for interest income earned during the year ended December 31, 2003 on the notes receivable.

As part of the formation of the joint venture on January 31, 2001, TODCO entered into an agreement with Delta Towing under which TODCO committed to charter certain vessels for a period of one year ending January 31, 2002 and committed to charter for a period of 2.5 years from the date of delivery 10 crewboats then under construction, all of which had been placed into service as of December 31, 2002. During the year ended December 31, 2003, TODCO incurred charges of $11.7 million, which was reflected in operating and maintenance expense. During the year ended December 31, 2002, TODCO incurred charges totaling $10.7 million from Delta Towing for services rendered, of which $1.6 million was rebilled to TODCO's customers and $9.1 million was reflected in operating and maintenance expense.

As a result of the adoption of FIN 46 and a determination that TODCO was the primary beneficiary for accounting purposes of Delta Towing, TODCO consolidated Delta Towing effective December 31, 2003 and intercompany transactions and accounts were eliminated, including the above described notes. Consolidation of Delta Towing resulted in an increase in net assets and a corresponding gain as a cumulative effect of a change in accounting principle of approximately $0.8 million. In connection with the deconsolidation of TODCO, Delta Towing was deconsolidated effective December 17, 2004 (see Note 4).

ODL—In conjunction with the management and operation of the *Joides Resolution* on behalf of ODL, we earned $2.4 million, $1.2 million and $1.2 million for the years ended December 31, 2004, 2003 and 2002. Such amounts are included in other revenues in our consolidated statements of operations. At December 31, 2004 and 2003, we had receivables from ODL of $1.1 million and $3.1 million, respectively, which were recorded as accounts receivable – other in our consolidated balance sheets. Siem Offshore Inc. owns the other 50 percent interest in ODL. Our director, Kristian Siem, is the chairman of Siem Offshore Inc. and is also a director and officer of ODL. Mr. Siem is also chairman and chief executive officer of Siem Industries, Inc., which owns an approximate 45 percent interest in Siem Offshore Inc.

TODCO—We entered into a transition services agreement under which we provide specified administrative support to TODCO during the transitional period following the closing of the TODCO IPO. TODCO provides specified administrative support on our behalf for rig operations in Trinidad and Venezuela. Prior to the deconsolidation of TODCO (see Notes 1 and 4), amounts we earned under the transition services agreement and amounts we incurred for administrative support from TODCO were eliminated upon consolidation. As a result of our deconsolidation of TODCO, amounts earned under the transition services agreement are reflected in other revenues and amounts incurred for administrative support are reflected in operating and maintenance expense in the consolidated statement of operations. Any amounts recorded between us and TODCO subsequent to the deconsolidation of TODCO in mid-December were not material. At December 31, 2004, we had payables related to the administrative support TODCO provides of $0.3 million, which is included in accounts payable in the consolidated balance sheet. At December 31, 2004, we had a long-term payable related to our indemnification of certain TODCO non-U.S. income tax liabilities of $11.2 million, which is included in other long-term liabilities in the consolidated balance sheet. Although the ultimate amount of the indemnification could vary and we cannot predict or provide assurance as to the final outcome, we do not expect the liability, if any, resulting from the indemnification to have a material adverse effect on our current consolidated financial position, results of operations and cash flows. Until April 2005, we also guarantee $11.9 million of TODCO's surety bonds, which TODCO has collateralized.

Note 23—Restructuring Charges

In September 2002, we committed to restructuring plans in France and Norway. We established a liability of approximately $4.0 million for the estimated severance-related costs associated with the involuntary termination of 24 employees pursuant to these plans. The charge was reported as operating and maintenance expense in our consolidated statements of operations related to the Transocean Drilling segment. Through December 31, 2004, approximately $3.6 million had been paid to 24 employees representing full or partial payments. In June 2003, we released the expected surplus liability of $0.3 million to operating and maintenance expense in the Transocean Drilling segment. Substantially all of the remaining liability is expected to be paid by the end of the first quarter in 2005.

Note 24—Earnings Per Share

The reconciliation of the numerator and denominator used for the computation of basic and diluted earnings (loss) per share is as follows (in millions, except per share data):

	Years ended December 31,		
	2004	**2003**	**2002**
Numerator for Basic and Diluted Earnings (Loss) per Share			
Income (Loss) Before Cumulative Effect of Changes in Accounting Principles	$152.2	$18.4	$(2,368.2)
Cumulative Effect of Changes in Accounting Principles	–	0.8	(1,363.7)
Net Income (Loss)	$152.2	$19.2	$(3,731.9)
Denominator for Diluted Earnings (Loss) per Share			
Weighted-average shares outstanding for basic earnings per share	320.9	319.8	319.1
Effect of dilutive securities:			
Employee stock options and unvested stock grants	2.6	1.1	–
Warrants to purchase ordinary shares	1.7	0.5	–
Adjusted weighted-average shares and assumed conversions for diluted earnings (loss) per share	325.2	321.4	319.1
Basic and Diluted Earnings (Loss) Per Share			
Income (Loss) Before Cumulative Effect of Changes in Accounting Principles	$0.47	$0.06	$ (7.42)
Cumulative Effect of Changes in Accounting Principles	–	–	(4.27)
Net Income (Loss)	$0.47	$0.06	$(11.69)

Ordinary shares subject to issuance pursuant to the conversion features of the convertible debentures (see Note 8) are not included in the calculation of adjusted weighted-average shares and assumed conversions for diluted earnings per share because the effect of including those shares is anti-dilutive for all periods presented. Incremental shares related to stock options, restricted stock grants and warrants are not included in the calculation of adjusted weighted-average shares and assumed conversions for diluted earnings per share for the year ended December 31, 2002 because the effect of including those shares is anti-dilutive. Incremental shares related to contingently convertible debentures are not included in the calculation of adjusted weighted-average shares and assumed conversions for diluted earnings per share because the effect of including those shares is anti-dilutive for all periods presented.

Note 25—Stock Warrants

In connection with the R&B Falcon merger, we assumed the then outstanding R&B Falcon stock warrants. Each warrant enables the holder to purchase 17.5 ordinary shares at an exercise price of $19.00 per share. The warrants expire on May 1, 2009. At December 31, 2004, there were 261,000 warrants outstanding to purchase 4,567,500 ordinary shares.

Note 26—Quarterly Results (Unaudited)

Shown below are selected unaudited quarterly data (in millions, except per share data):

Quarter	First	Second	Third	Fourth
2004				
Operating Revenues	$ 652.0	$ 633.2	$ 651.8	$ 676.9
Operating Income (a)	96.8	103.8	71.1	56.2
Net Income (Loss) (b)	22.7	48.0	154.9	(73.4)
Basic and Diluted Earnings (Loss) Per Share	$ 0.07	$ 0.15	$ 0.48	$ (0.23)
Weighted Average Shares Outstanding				
Shares for basic earnings per share	320.6	320.8	320.9	321.2
Shares for diluted earnings per share	324.1	324.1	325.3	321.2
2003				
Operating Revenues	$ 616.0	$ 603.9	$ 622.9	$ 591.5
Operating Income (c)	101.6	19.8	72.8	45.5
Income (Loss) Before Cumulative Effect of a Change in Accounting Principle (d)	47.2	(44.5)	11.0	4.7
Net Income (Loss) (d)	$ 47.2	$ (44.5)	$ 11.0	$ 5.5
Basic and Diluted Earnings (Loss) Per Share				
Income (Loss) Before Cumulative Effect of a Change in Accounting Principle	$ 0.15	$ (0.14)	$ 0.03	$ 0.02
Weighted Average Shares Outstanding				
Shares for basic earnings per share	319.7	319.8	319.9	319.9
Shares for diluted earnings per share	321.6	319.8	321.1	321.3

(a) First quarter 2004 included stock option vesting resulting from the TODCO IPO of $7.1 million (see Note 4).

(b) First quarter 2004 included a gain on the TODCO IPO of $39.4 million, a tax valuation allowance of $31.0 million, stock option vesting resulting from the TODCO IPO of $7.1 million (see Note 4) and a loss on retirement of debt of $28.1 million (see Note 8). Second quarter 2004 included a gain on sale of an asset of $21.6 million (see Note 6). Third quarter 2004 included a gain on the September TODCO Offering of $129.4 million (see Note 4). Fourth quarter 2004 included a gain on the December TODCO Offering of $140.0 million (see Note 4), loss on retirement of debt of $48.4 million (see Note 8) and a non-cash charge of $167.1 million related to contingent amounts due from TODCO under a tax sharing agreement between us and TODCO (see Note 4).

(c) Second quarter 2003 included loss on impairments of $15.8 million (see Note 7). Third quarter 2003 included costs related to the TODCO IPO of $8.0 million (see Note 1). Fourth quarter 2003 included costs to restructure the Nigeria defined benefit plans of $16.9 million (see Note 19).

(d) Second quarter 2003 included loss on retirement of debt of $13.8 million (see Note 8), impairment loss on note receivable from related party of $13.8 million (see Note 2) and a favorable resolution of a non-U.S. income tax liability of $14.6 million (see Note 15).

Note 27—Subsequent Events (Unaudited)

In January 2005, we completed the sale of the semisubmersible rig *Sedco 600* for net proceeds of $24.9 million and expect to recognize an after-tax gain of $18.8 million in the first quarter of 2005.

In February 2005, we called our $247.8 million aggregate principal amount outstanding 6.95% Senior Notes due April 2008 at the make-whole premium price provided in the indenture. We expect to redeem these notes at 109.92 percent of face value or $272.4 million, plus accrued and unpaid interest. The redemption is expected to be completed by March 21, 2005. We expect to recognize a loss on the redemption of approximately $10.8 million in the first quarter of 2005, which reflects adjustments for fair value of the debt at the date of the R&B Falcon merger and the unamortized fair value adjustment on a previously terminated interest rate swap. We plan to fund the redemption with existing cash on hand.

ITEM 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

We have not had a change in or disagreement with our accountants within 24 months prior to the date of our most recent financial statements or in any period subsequent to such date.

ITEM 9A. ***Controls and Procedures***

In accordance with Exchange Act Rules 13a-15 and 15d-15, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2004 to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Pursuant to our efforts relating to Section 404 of the Sarbanes-Oxley Act, we have continued to make certain changes to our internal controls over financial reporting during the quarter ended December 31, 2004 that we believe better align these controls with the Section 404 requirements. However, there were no changes in these internal controls during that quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

See "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting" included in Item 8 of this Annual Report.

ITEM 9B. ***Other Information***

None

PART III

ITEM 10. ***Directors and Executive Officers of the Registrant***

ITEM 11. ***Executive Compensation***

ITEM 12. ***Security Ownership of Certain Beneficial Owners and Management***

ITEM 13. ***Certain Relationships and Related Transactions***

ITEM 14. ***Principal Accounting Fees and Services***

The information required by Items 10, 11, 12, 13 and 14 is incorporated herein by reference to our definitive proxy statement for our 2005 annual general meeting of shareholders, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934 within 120 days of December 31, 2004. Certain information with respect to our executive officers is set forth in Item 4 of this annual report under the caption "Executive Officers of the Registrant."

PART IV

ITEM 15. ***Exhibits and Financial Statement Schedules***

(a) Index to Financial Statements, Financial Statement Schedules and Exhibits

(1) Financial Statements

Financial statements of unconsolidated subsidiaries are not presented herein because such subsidiaries do not meet the significance test.

(2) Financial Statement Schedules

Transocean Inc. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts

(In millions)

	Balance at Beginning of Period	Additions: Charged to Costs And Expenses	Additions: Charged to Other Accounts Describe		Deductions Describe		Balance at End of Period
Year Ended December 31, 2002							
Reserves and allowances deducted from asset accounts:							
Allowance for doubtful accounts receivable	$24.2	$16.6	$ –		$20.0	(a)	$20.8
Allowance for obsolete materials and supplies	24.1	0.3	0.7	(c)	6.5	(b) (d) (e)	18.6
Year Ended December 31, 2003							
Reserves and allowances deducted from asset accounts:							
Allowance for doubtful accounts receivable	20.8	24.4	–		16.1	(a)	29.1
Allowance for obsolete materials and supplies	$18.6	$ 0.9	$ 0.2	(h)	$ 2.2	(b) (f) (g)	$17.5
Year Ended December 31, 2004							
Reserves and allowances deducted from asset accounts:							
Allowance for doubtful accounts receivable	29.1	10.2	0.2	(i) (j)	22.7	(a)	16.8
Allowance for obsolete materials and supplies	$ 17.5	$ 3.2	$ –		$ 0.4	(k) (l)	$ 20.3

(a) Uncollectible accounts receivable written off, net of recoveries.
(b) Obsolete materials and supplies written off, net of scrap.
(c) Amount includes $0.4 related to adjustments to the provision.
(d) Amount includes $0.8 related to sale of rigs/inventory.
(e) Amount includes $3.7 related to adjustments to the provision.
(f) Amount includes $0.8 related to sale of rigs/inventory.
(g) Amount includes $0.9 related to adjustments to the provision.
(h) Amount includes $0.2 related to adjustments to the provision.
(i) Amount includes $0.2 related to the TODCO deconsolidation.
(j) Amount includes $0.4 related to adjustments to the provision.
(k) Amount includes $0.3 related to the TODCO deconsolidation.
(l) Amount includes $0.1 related to sale of rigs/inventory.

Other schedules are omitted either because they are not required or are not applicable or because the required information is included in the financial statements or notes thereto.

(3) Exhibits

The following exhibits are filed in connection with this Report:

Number Description

2.1 Agreement and Plan of Merger dated as of August 19, 2000 by and among Transocean Inc., Transocean Holdings Inc., TSF Delaware Inc. and R&B Falcon Corporation (incorporated by reference to Annex A to the Joint Proxy Statement/Prospectus dated October 30, 2000 included in a 424(b)(3) prospectus filed by the Company on November 1, 2000)

2.2 Agreement and Plan of Merger dated as of July 12, 1999 among Schlumberger Limited, Sedco Forex Holdings Limited, Transocean Offshore Inc. and Transocean SF Limited (incorporated by reference to Annex A to the Joint Proxy Statement/Prospectus dated October 27, included in a 424(b)(3) prospectus filed by the Company on November 1, 2000)

2.3 Distribution Agreement dated as of July 12, 1999 between Schlumberger Limited and Sedco Forex Holdings Limited (incorporated by reference to Annex B to the Joint Proxy Statement/Prospectus dated October 27, included in a 424(b)(3) prospectus filed by the Company on November 1, 2000)

2.4 Agreement and Plan of Merger and Conversion dated as of March 12, 1999 between Transocean Offshore Inc. and Transocean Offshore (Texas) Inc. (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4 of Transocean Offshore (Texas) Inc. filed on April 8, 1999 (Registration No. 333-75899))

3.1 Memorandum of Association of Transocean Sedco Forex Inc., as amended (incorporated by reference to Annex E to the Joint Proxy Statement/Prospectus dated October 30, 2000 included in a 424(b)(3) prospectus filed by the Company on November 1, 2000)

3.2 Articles of Association of Transocean Sedco Forex Inc., as amended (incorporated by reference to Annex F to the Joint Proxy Statement/Prospectus dated October 30, 2000 included in a 424(b)(3) prospectus filed by the Company on November 1, 2000)

3.3 Certificate of Incorporation on Change of Name to Transocean Inc. (incorporated by reference to Exhibit 3.3 to the Company's Form 10-Q for the quarter ended June 30, 2002)

4.1 Indenture dated as of April 15, 1997 between the Company and Texas Commerce Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K dated April 29, 1997)

4.2 First Supplemental Indenture dated as of April 15, 1997 between the Company and Texas Commerce Bank National Association, as trustee, supplementing the Indenture dated as of April 15, 1997 (incorporated by reference to Exhibit 4.2 to the Company's Form 8-K dated April 29, 1997)

4.3 Second Supplemental Indenture dated as of May 14, 1999 between the Company and Chase Bank of Texas, National Association, as trustee (incorporated by reference to Exhibit 4.5 to the Company's Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-59001-99))

4.4 Third Supplemental Indenture dated as of May 24, 2000 between the Company and Chase Bank of Texas, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 24, 2000)

4.5 Fourth Supplemental Indenture dated as of May 11, 2001 between the Company and The Chase Manhattan Bank (incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001)

4.6 Form of 7.45% Notes due April 15, 2027 (incorporated by reference to Exhibit 4.3 to the Company's Form 8-K dated April 29, 1997)

4.7 Form of 8.00% Debentures due April 15, 2027 (incorporated by reference to Exhibit 4.4 to the Company's Form 8-K dated April 19, 1997)

4.8 Form of Zero Coupon Convertible Debenture due May 24, 2020 between the Company and Chase Bank of Texas, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 24, 2000)

4.9 Form of 1.5% Convertible Debenture due May 15, 2021 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated May 8, 2001)

4.10 Form of 6.625% Note due April 15, 2011 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K dated March 30, 2001)

4.11 Form of 7.5% Note due April 15, 2031 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K dated March 30, 2001)

4.12 Officers' Certificate establishing the terms of the 6.50% Notes due 2003, 6.75% Notes due 2005, 6.95% Notes due 2008, 7.375% Notes due 2018, 9.125% Notes due 2003 and 9.50% Notes due 2008 (incorporated by reference to Exhibit 4.13 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001)

4.13 Officers' Certificate establishing the terms of the 7.375% Notes due 2018 (incorporated by reference to Exhibit 4.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001)

4.14 Warrant Agreement, including form of Warrant, dated April 22, 1999 between R&B Falcon and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to R&B Falcon's Registration Statement No. 333-81181 on Form S-3 dated June 21, 1999)

4.15 Supplement to Warrant Agreement dated January 31, 2001 among Transocean Sedco Forex Inc., R&B Falcon Corporation and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.28 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000)

4.16 Registration Rights Agreement dated April 22, 1999 between R&B Falcon and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to R&B Falcon's Registration Statement No. 333-81181 on Form S-3 dated June 21, 1999)

4.17 Supplement to Registration Rights Agreement dated January 31, 2001 between Transocean Sedco Forex Inc. and R&B Falcon Corporation (incorporated by reference to Exhibit 4.30 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000)

4.18 Revolving Credit Agreement dated December 16, 2003 among Transocean Inc., the lenders party thereto, Suntrust Bank, as administrative agent, Citibank, N.A. and Bank of America, N.A., as co-syndication agents, The Royal Bank of Scotland plc and Bank One, NA, as co-documentation agents, Wells Fargo Bank, N.A. and UBS Loan Finance LLC, as managing agents, The Bank of New York, Den Norske Bank ASA and HSBC Bank USA, as co-agents, and Citigroup Global Markets Inc. and Suntrust Capital Markets, Inc., as co-lead arrangers (incorporated by reference to Exhibit 4.25 to our Annual Report on Form 10-K for the year ended December 31, 2003)

10.1 Tax Sharing Agreement between Sonat Inc. and Sonat Offshore Drilling Inc. dated June 3, 1993 (incorporated by reference to Exhibit 10-(3) to the Company's Form 10-Q for the quarter ended June 30, 1993)

*10.2 Performance Award and Cash Bonus Plan of Sonat Offshore Drilling Inc. (incorporated by reference to Exhibit 10-(5) to the Company's Form 10-Q for the quarter ended June 30, 1993)

*10.3 Form of Sonat Offshore Drilling Inc. Executive Life Insurance Program Split Dollar Agreement and Collateral Assignment Agreement (incorporated by reference to Exhibit 10-(9) to the Company's Form 10-K for the year ended December 31, 1993)

*10.4 Amended and Restated Employee Stock Purchase Plan of Transocean Inc. (incorporated by reference to Appendix C to the Company's Proxy Statement dated March 28, 2003)

*10.5 Amended and Restated Long-Term Incentive Plan of Transocean Inc. (incorporated by reference to Appendix B to the Company's Proxy Statement dated March 19, 2004)

*10.6 Form of Employment Agreement dated May 14, 1999 between J. Michael Talbert, Robert L. Long, Eric B. Brown and Barbara S. Wood, individually, and the Company (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended June 30, 1999)

*10.7 Deferred Compensation Plan of Transocean Offshore Inc., as amended and restated effective January 1, 2000 (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999)

*10.8 Sedco Forex Employees Option Plan of Transocean Sedco Forex Inc. effective December 31, 1999 (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8 (Registration No. 333-94569) filed January 12, 2000)

*10.9 Employment Agreement dated September 22, 2000 between J. Michael Talbert and Transocean Offshore Deepwater Drilling Inc. (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 30, 2000)

*10.10 Agreement dated October 10, 2002 by and among Transocean Inc., Transocean Offshore Deepwater Drilling Inc. and J. Michael Talbert (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated October 10, 2002)

*10.11 Employment Agreement dated September 17, 2000 between Robert L. Long and Transocean Offshore Deepwater Drilling Inc. (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended September 30, 2000)

*10.12 Agreement dated May 9, 2002 by and among Transocean Offshore Deepwater Drilling Inc. and Robert L. Long (incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K dated October 10, 2002)

*10.13 Employment Agreement dated September 20, 2000 between Eric B. Brown and Transocean Offshore Deepwater Drilling Inc. (incorporated by reference to Exhibit 10.6 to the Company's Form 10-Q for the quarter ended September 30, 2000)

*10.14 Employment Agreement dated October 4, 2000 between Barbara S. Wood and Transocean Offshore Deepwater Drilling Inc. (incorporated by reference to Exhibit 10.7 to the Company's Form 10-Q for the quarter ended September 30, 2000)

*10.15 Employment Agreement dated July 15, 2002 by and among R&B Falcon Corporation, R&B Falcon Management Services, Inc. and Jan Rask (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended June 30, 2002)

*10.16 Amendment No. 1 dated December 12, 2003 to the Employment Agreement dated July 15, 2002 by and among Jan Rask, R&B Falcon Management Services, Inc. and R&B Falcon Corporation (incorporated by reference to Exhibit 10.8 to TODCO's Registration Statement No. 333-101921 on Form S-1 dated February 3, 2004)

*10.17 1992 Long-Term Incentive Plan of Reading & Bates Corporation (incorporated by reference to Exhibit B to Reading & Bates' Proxy Statement dated April 27, 1992)

*10.18 1995 Long-Term Incentive Plan of Reading & Bates Corporation (incorporated by reference to Exhibit 99.A to Reading & Bates' Proxy Statement dated March 29, 1995)

*10.19 1995 Director Stock Option Plan of Reading & Bates Corporation (incorporated by reference to Exhibit 99.B to Reading & Bates' Proxy Statement dated March 29, 1995)

*10.20 1997 Long-Term Incentive Plan of Reading & Bates Corporation (incorporated by reference to Exhibit 99.A to Reading & Bates' Proxy Statement dated March 18, 1997)

*10.21 1998 Employee Long-Term Incentive Plan of R&B Falcon Corporation (incorporated by reference to Exhibit 99.A to R&B Falcon's Proxy Statement dated April 23,1998)

*10.22 1998 Director Long-Term Incentive Plan of R&B Falcon Corporation (incorporated by reference to Exhibit 99.B to R&B Falcon's Proxy Statement dated April 23,1998)

*10.23 1999 Employee Long-Term Incentive Plan of R&B Falcon Corporation (incorporated by reference to Exhibit 99.A to R&B Falcon's Proxy Statement dated April 13, 1999)

*10.24 1999 Director Long-Term Incentive Plan of R&B Falcon Corporation (incorporated by reference to Exhibit 99.B to R&B Falcon's Proxy Statement dated April 13, 1999)

10.25 Memorandum of Agreement dated November 28, 1995 between Reading and Bates, Inc., a subsidiary of Reading & Bates Corporation, and Deep Sea Investors, L.L.C. (incorporated by reference to Exhibit 10.110 to Reading & Bates' Annual Report on Form 10-K for 1995)

10.26 Amended and Restated Bareboat Charter dated July 1, 1998 to Bareboat Charter M. G. Hulme, Jr. dated November 28, 1995 between Deep Sea Investors, L.L.C. and Reading & Bates Drilling Co., a subsidiary of Reading & Bates Corporation (incorporated by reference to Exhibit 10.177 to R&B Falcon's Annual Report on Form 10-K for the year ended December 31, 1998)

10.27 Master Separation Agreement dated February 4, 2004 by and among Transocean Inc., Transocean Holdings Inc. and TODCO (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated March 2, 2004)

10.28 Tax Sharing Agreement dated February 4, 2004 between Transocean Holdings Inc. and TODCO (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K dated March 2, 2004)

*10.29 Executive Severance Benefit of Transocean Inc. effective February 9, 2005 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on February 15, 2005)

*10.30 Form of 2004 Performance-Based Nonqualified Share Option Award Letter (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on February 15, 2005)

*10.31 Form of 2004 Employee Contingent Restricted Ordinary Share Award (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on February 15, 2005)

*10.32 Form of 2004 Director Deferred Unit Award (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on February 15, 2005)

*10.33 Performance Award and Cash Bonus Plan of Transocean Inc. (incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on February 15, 2005)

*10.34 Description of Annual Cash Bonuses for Certain Executive Officers (incorporated by reference to Item 1.01 of the Company's Current Report on Form 8-K filed on February 15, 2005)

*10.35	Description of Director Compensation (incorporated by reference to Item 1.01 of the Company's Current Report on Form 8-K filed on February 15, 2005)
†*10.36	Description of Base Salaries of Certain Executive Officers
†21	Subsidiaries of the Company
†23.1	Consent of Ernst & Young LLP
†24	Powers of Attorney
†31.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
†31.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
†32.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
†32.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*Compensatory plan or arrangement.
†Filed herewith.

Exhibits listed above as previously having been filed with the SEC are incorporated herein by reference pursuant to Rule 12b-32 under the Securities Exchange Act of 1934 and made a part hereof with the same effect as if filed herewith.

Certain instruments relating to our long-term debt and our subsidiaries have not been filed as exhibits since the total amount of securities authorized under any such instrument does not exceed 10 percent of our total assets and our subsidiaries on a consolidated basis. We agree to furnish a copy of each such instrument to the SEC upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized, on March 16, 2005.

TRANSOCEAN INC.
By: /s/ Gregory L. Cauthen
Gregory L. Cauthen
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities indicated on March 16, 2005

Signature	Title
* **J. Michael Talbert**	Chairman of the Board of Directors
/s/ Robert L. Long **Robert L. Long**	President and Chief Executive Officer (Principal Executive Officer)
/s/ Gregory L. Cauthen **Gregory L. Cauthen**	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ David A. Tonnel **David A. Tonnel**	Vice President and Controller (Principal Accounting Officer)
* **Victor E. Grijalva**	Director
* **Arthur Lindenauer**	Director
* **Martin B. McNamara**	Director
* **Roberto Monti**	Director

Signature	Title
* **Richard A. Pattarozzi**	Director
* **Kristian Siem**	Director
* **Robert M. Sprague**	Director
* **Ian C. Strachan**	Director

By /s/ William E. Turcotte
William E. Turcotte
(Attorney-in-Fact)

Exhibit 31.1

CEO CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert L. Long, certify that:

1. I have reviewed this annual report on Form 10-K of Transocean Inc.,

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

    d) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2005

/s/ Robert L. Long
Robert L. Long
President and Chief Executive Officer

Exhibit 31.2

CFO CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Gregory L. Cauthen, certify that:

1. I have reviewed this annual report on Form 10-K of Transocean Inc.,

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

    d) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2005

/s/ Gregory L. Cauthen
Gregory L. Cauthen
Senior Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Robert L. Long, President and Chief Executive Officer of Transocean Inc., a Cayman Islands company (the "Company"), hereby certify, to my knowledge, that:

(1) the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 16, 2005

/s/ Robert L. Long
Name: Robert L. Long
President and Chief Executive Officer

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

A signed original of this written statement required by Section 906 has been provided to Transocean Inc. and will be retained by Transocean Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Gregory L. Cauthen, Senior Vice President and Chief Financial Officer of Transocean Inc., a Cayman Islands company (the "Company"), hereby certify, to my knowledge, that:

(1) the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 16, 2005

/s/ Gregory L. Cauthen
Name: Gregory L. Cauthen
Senior Vice President and
Chief Financial Officer

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

A signed original of this written statement required by Section 906 has been provided to Transocean Inc. and will be retained by Transocean Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

BOARD OF DIRECTORS

J. Michael Talbert
Chairman
Transocean Inc.
Houston, Texas

Victor E. Grijalva
Chairman
Hanover Compressor Company
Houston, Texas

Arthur Lindenauer
Retired Executive Vice President-Finance & Chief Financial Officer
Schlumberger Limited
New York, New York

Robert L. Long
President and Chief Executive Officer
Transocean Inc.
Houston, Texas

Martin B. McNamara
Partner, Gibson, Dunn & Crutcher, LLP
Dallas, Texas

Roberto L. Monti
Retired Executive Vice President
Exploration and Production
Repsol YPF
Buenos Aires, Argentina

Richard A. Pattarozzi
Retired Shell Oil Company Executive
Abita Springs, Louisiana

Kristian Siem
Chairman and Chief Executive Officer
Siem Industries, Inc.
George Town, Cayman Islands

Robert M. Sprague
Retired Royal Dutch / Shell Executive
London, England

Ian C. Strachan
Chairman
Instinet Group Incorporated
New York, New York

EXECUTIVE OFFICERS

Robert L. Long
President and Chief Executive Officer

Jean P. Cahuzac
Executive Vice President and Chief Operating Officer

Eric B. Brown
Senior Vice President, General Counsel and Corporate Secretary

Gregory L. Cauthen
Senior Vice President and Chief Financial Officer

Steven L. Newman
Senior Vice President, Human Resources, Information Process Solutions and Treasury

David A. Tonnel
Vice President and Controller

CORPORATE INFORMATION

Houston Office
Transocean Inc.
4 Greenway Plaza
Houston, Texas 77046
713.232.7500

Transfer Agent and Registrar
The Bank of New York
P.O. Box 11258
Church Street Station
New York, New York 10286
1.877.397.7229

Internet Address: http://www.stockbny.com
E-mail Address: shareowners@bankofny.com

Direct Purchase Plan
The Bank of New York, the Transfer Agent for Transocean Inc., offers a Direct Purchase and Sale Plan for the ordinary shares of Transocean Inc. called BuyDirect. For more information on BuyDirect, including a complete enrollment package, please contact the Bank of New York at 1.877.397.7229. The number for persons calling from outside the United States is 1.610.382.7833.

Independent Registered Public Accounting Firm
Ernst & Young LLP
Houston, Texas

Stock Exchange Listing
Transocean Inc. shares are listed on the New York Stock Exchange (NYSE) under the symbol RIG. The following table sets forth the high and low sales prices of the company's ordinary shares for the periods indicated, as reported on the NYSE Composite Tape.

Price (in U.S. dollars)	HIGH	LOW
2003		
First Quarter	24.36	19.87
Second Quarter	25.90	18.40
Third Quarter	22.43	18.50
Fourth Quarter	24.85	18.49
2004		
First Quarter	31.94	23.10
Second Quarter	29.27	24.49
Third Quarter	36.24	25.94
Fourth Quarter	43.25	33.70

Financial Information
Financial analysts and shareholders desiring information about Transocean Inc. should write to the Investor Relations and Corporate Communications Department or call 713.232.7694. Information may also be obtained by visiting the company's website at http://www.deepwater.com.

NYSE Annual CEO Certification and Sarbanes-Oxley Section 302 Certifications
We submitted the annual chief executive officer certification to the NYSE as required under the corporate governance rules of the NYSE. We also filed as an exhibit to our 2004 Annual Report on Form 10-K the chief executive officer and chief financial officer certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

Transocean®
www.deepwater.com

4 Greenway Plaza
Houston, TX 77046
713.232.7500